Form 20-F
period 1997-12-31
GENTIA SOFTWARE PLC
filed 1998-06-30
CIK 1010555

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.
     or
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1997.
     or
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from __________ to __________

                         Commission File Number: 0-28300

                     --------------------------------------

                               Gentia Software plc
             (Exact name of Registrant as specified in its charter)
                                England and Wales
                 (Jurisdiction of incorporation or organization)
           Tuition House, St George's Road, Wimbledon, London SW19 4EU
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which registered
         -------------------           -----------------------------------------
                None                                 Not applicable
                       -----------------------------------

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Ordinary Shares, nominal value (pound)0.15 per share, each represented by one American Depositary Share.
                      -----------------------------------

         Securities for which there is a reporting obligation pursuant to
         Section 15(d) of the Act: None
                       -----------------------------------

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1997 was 9,609,751 Ordinary Shares, nominal value (pound)0.15 per share.
                       -----------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  |X|    Yes                            |_|   No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  |_|    Item 17                        |X|   Item 18

                                TABLE OF CONTENTS


                                     PART I

                                                                                  Page

Item 1.  Description of Business  ...............................................   3
Item 2.  Description of Property ................................................  18
Item 3.  Legal Proceedings ......................................................  18
Item 4.  Control of Registrant ..................................................  19
Item 5.  Nature of Trading Market ...............................................  19
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders .....  20
Item 7.  Taxation ...............................................................  20
Item 8.  Selected Financial Data ................................................  23
Item 9.  Management's Discussion and Analysis of Financial Conditions and
           Results of Operations ................................................  24
Item 9a  Quantitative and Qualitative Disclosures about Market Risk .............  32
Item 10. Directors and Officers of Registrant ...................................  32
Item 11. Compensation of Directors and Officers .................................  33
Item 12. Options to Purchase Securities from Registrant or Subsidiaries .........  33
Item 13. Interest of Management in Certain Transactions .........................  34


                                PART II

Item 14. Description of Securities to be Registered .............................  35


                               PART III

Item 15. Defaults Upon Senior Securities ........................................  35
Item 16. Changes in Securities, Changes in Security for Registered Securities
           and Use of Proceeds...................................................  35


                                PART IV

Item 17. Financial Statements ...................................................  35
Item 18. Financial Statements ...................................................  35
Item 19. Financial Statements and Exhibits ......................................  35

                                     PART I

Item 1. Description of Business

General

    The Company was incorporated in England and Wales in September 1993 as Rorycreek Limited and changed its name to Planning Sciences Holdings Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP"). In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange. On March 1, 1996 the Company was re-registered as a public limited company and changed its name to Planning Sciences International plc. On July 1, 1997 the Company changed its name to Gentia Software plc to reflect the growth in its product of the same name. Unless the context otherwise requires, references herein to the "Company" are to Gentia Software plc and its consolidated subsidiaries and references to "Gentia" are to the Company's software product.

    The Company develops, markets and supports high performance networked business intelligence software for business planning and decision making. The Company's software products employ a multidimensional database and a highly flexible end user environment which empowers business managers throughout a networked enterprise to perform, report and share complex analyses of business data. Gentia enables the enterprise-wide integration of structured and unstructured data contained in operational databases, data warehouses and external data sources and allows users to perform on-line analytical processing through a highly integrated, scalable, networked system. Gentia users can also employ automated agents to analyze, update and monitor key business performance indicators, rapidly perform scenario analyses and distribute information to users throughout the enterprise.

    On December 19, 1997, the Company signed a joint development and marketing agreement (the "Renaissance Agreement") with Renaissance Solutions, Inc. ("Renaissance"), the originators and leading practitioners of "Balanced Scorecard", to jointly develop and market a software product called `Renaissance Balanced Scorecard powered by Gentia' ("Balanced Scorecard"). This application enables the automatic deployment of balanced scorecards throughout an organization, leveraging the distributed and scalable nature of the underlying Gentia technology. Because corporate Balanced Scorecards are likely to be deployed across company Intranets, the Company is producing a web enabled version of the application which will run on all Internet browsers, making extensive use of emerging HTML and Java based technologies. Renaissance shall pay the Company a license fee on all Balanced Scorecard applications sold and in turn the Company shall pay Renaissance a royalty or referral commission for any Balanced Scorecard application sales completed by the Company. The Renaissance Agreement represents an initial step in the Company's shift to `solutions based' product offerings.

Industry Background

    As the global business environment becomes increasingly competitive, organizations are responding by improving the efficiency and effectiveness of their operations. Businesses are demanding higher levels of productivity and are distributing decision making authority throughout their networked organization. In this context, effective corporate decision making is becoming more dependent upon the ability to rapidly collect, organize and analyze large amounts of data from disparate sources. Understanding and managing enterprise-wide information is crucial for making informed decisions and responding to rapidly changing business conditions.

    In order to remain competitive, many businesses are deploying powerful client/server computer systems. The proliferation of networks, high capacity mass data storage and distributed enterprise computer systems has created a flood of data which has increased dramatically in recent years. Commercial use of the Internet and Intranets has added yet another factor for corporate MIS personnel to consider when integrating disparate client/server systems, legacy applications and hardware as they seek to provide enterprise-wide solutions demanded by end users.

    The traditional relational database management system ("RDBMS"), while optimized for on-line transaction processing ("OLTP"), is inherently limited for decision support activities. Large organizations typically store data in a number of disparate OLTP systems dedicated to specific functions such as finance or manufacturing. These operational databases automate transactions and generate business records which can be processed and stored electronically, such as credit card charges, airline reservations and customer shipments. Thousands of these transactions can occur every second, creating enormous volumes of important business data. Organizations have optimized OLTP systems to safely and quickly handle vast amounts of transactional data but have been unable to effectively utilize these systems for decision support. Such systems may have add-on analysis modules for particular functional areas, but are generally incapable of integrating data from throughout the enterprise, and have limited planning, analysis and reporting capabilities. In addition, OLTP systems are generally mission critical applications and could be adversely affected if system resources are utilized to process large and complex queries against the RDBMS.

    Spreadsheets are another popular approach to planning and analysis. However, spreadsheets are two-dimensional and not suitable for analyzing multidimensional views of data without the re-entry of significant amounts of data or laborious sheet-by-sheet changes. The limited ability to integrate and update spreadsheets ultimately restricts planning, analysis and reporting capabilities.

    The data warehouse has emerged as a means by which users can conduct large, complex, real-time queries of historical data, while maintaining the integrity of an organization's database. Organizations have begun to collect selected data in a central repository from disparate OLTP databases throughout the enterprise in a subject-oriented, standardized and non volatile form and made available on a read-only basis. This approach provides users throughout the organization with more efficient access to critical data in the organization's RDBMS.

    Because users are generally not familiar enough with database syntax to extract data from data warehouses without assistance from MIS personnel, database query and reporting tools have been developed to allow those users to more easily access and view contents of databases and data warehouses. However, these tools typically lack the robust calculation capabilities required to quickly perform `what-if' analyses of complex scenarios against large volumes of data. In addition, many of these tools inefficiently utilize organizations' client/server computing resources and cause degradation of network performance since large amounts of data must be delivered to the client where the processing occurs. Users are demanding more robust software for accessing and analyzing data contained in RDBMSs and data warehouses which utilize the processing power across the enterprise-wide networks.

    On-line analytical processing ("OLAP") is a proven category of software specifically designed for business planning and analysis. OLAP provides a basis for strategic and tactical decision making by allowing users to work with large volumes of historical and projected data located throughout the enterprise and to transform such data into useful information. OLAP software is designed to facilitate planning and analysis by enabling users to easily organize and view data in multiple dimensions, rapidly perform interactive scenario analyses and share data with other users, without significant utilization of MIS resources.

    While exceeding the analytical capabilities of its predecessors, the majority of OLAP software available to date has been unable to fully address the system integration and enterprise-wide decision support needs of organizations. Such software must be intuitive and easy to use, rapidly deployable across all client/server platforms, the Internet and corporate Intranets. OLAP software that can address these multiple needs enables organizations to transform data into relevant information and consequently to substantially improve their decision making processes and ability to succeed in today's competitive business environment. Gentia refers to these type of systems as `Business Intelligence' applications.

    The Company believes that businesses are moving from a "purely technology" product selection to a "solutions based" approach. The Company believes that under a "solutions-based" product selection, businesses make software purchasing decisions based on the ability of a software application to fulfill a specific requirement, as opposed to a "purely technology" based product selection, whereby businesses purchase software products based primarily on the technological achievements and functionality, and then develop solutions based on such technology. The Company has also recognized that the monitoring and evaluation of business performance is crucial in developing and maintaining competitive advantage. The Balanced Scorecard, a Gentia-powered application that allows a business to measure, analyze and monitor financial and non-financial information using a variety of leading and lagging indicators, is rapidly gaining world-wide recognition as a mechanism that can significantly influence the ability of an organization to predict and respond to changing business requirements. The Balanced Scorecard represents the Company's initial step at providing a "solutions based" product offering. Issues that have gated the deployment of balanced scorecards in the past have primarily revolved around the lack of a distributed, scalable automated application. The Company believes that Balanced Scorecard, introduced in early 1998, will remove these limiting factors.

The Gentia Solution

    The Company develops, markets and supports Gentia, a network centric applications development environment which utilizes a multidimensional OLAP database for building Networked Business Intelligence applications. Gentia's broad analytical capabilities enhance the decision making ability of business managers and analysts across the enterprise. In addition, Gentia's client/server communications architecture enables real-time collaboration and data sharing in a workgroup environment regardless of physical location or computing platform used. This combination of analytical and architectural strengths allows corporations to use Gentia to address the pressures associated with increased competition, globalized business practices, and the accumulation of important data inside and outside of their organizations.

The following are the principal characteristics of Gentia and a discussion of the relevant benefits:

Broad Business Intelligence

    Gentia enables users to answer a broad range of business questions through the seamless integration of data sources, including Gentia's multidimensional OLAP database, relational databases and external information sources such as on-line news service and the Internet. These features allow for the appropriate tool to be used for each task, matching database strengths with the question being asked. The following are typical questions answered using Gentia:

? What is happening in the organization? (Trend spotting with drill down). Gentia's multidimensional OLAP database allows users to quickly spot trends or exceptions and drill down to the specific data that are most relevant to the issue being investigated.

? What contributed most to this trend? (Relational query directly to the data warehouse). Gentia's tight integration of relational query methods with multidimensional queries allows for a more focused use of data warehouses. Instead of querying all products across all regions, for example, Gentia can focus the user on a particular product and region combination for meaningful analysis.

? Why did this exception occur? (Textual creation and navigation). Since Gentia has a complete text engine with hypertext navigation, the "why" questions can be answered as part of the application, linking qualitative, textual information to the quantitative data most commonly found in decision support applications.

? How should we respond to this trend or exception? (Modeling and "what-if" scenarios). Using Gentia's "what-if" modeling capabilities, the projected impact of the trend or exception can be assessed, alternative scenarios evaluated and corrective action taken or opportunities exploited.

Ease of Application Development and Maintenance

    Gentia employs a unique book-chapter-page metaphor for applications development. Gentia applications known as books, contain all application components, including presentation screens, or pages, database definitions, and query logic. In addition, Gentia's object oriented development environment provides for a highly visual development process which distinguishes Gentia from other available products which rely upon traditional programming methods.

    Application developers, or authors, create pages visually by dragging objects such as reports and charts onto the page and connecting these objects to icons representing both local and distributed databases. Since development is undertaken using visual objects, development times are often reduced and can be performed by non technical personnel. In addition, this visual development paradigm creates a self-documenting system that makes application maintenance less time consuming and less costly than in traditional programming environments.

Enterprise-wide Development and Scalability

    Enterprise-wide development of an application is often challenged by the mix of clients, servers and communications hardware and the logistics of electronically distributing the application worldwide. The data for enterprise information systems rarely comes from one source, and the information provided by such a system is often demanded by hundreds of users at remote sites and a growing number of mobile users on notebook computers.

    Gentia's sophisticated client/server communications architecture and broad platform support facilitate such enterprise-wide employment. Application authors, for example, can distribute books via local or wide area networks or even via the Internet simply by dragging them over icons representing remote servers. In addition, since Gentia applications can run in standalone or client/server environments on all major hardware, operating systems and graphical user interfaces ("GUIs"), users in remote sites have the ability to use the applications immediately on their platform of choice. In addition, the distribution of applications can occur bi-directionally and can also be automated to occur on a scheduled basis or to be triggered by events such as the existence of new data or new users logging onto the system.

    As the number of users increases in an enterprise-wide deployment, applications tend to become increasingly complex. Gentia's distributed nature addresses these scalability requirements. In Gentia, the various components of an application can be partitioned efficiently for multiple clients or servers, thus enabling systems managers to optimally configure the applications for network and processing considerations. As a result, Gentia can be deployed across a heterogeneous mix of client/server platforms.

    As web and browser technology gains market acceptance as the main method of delivering decision support information for the millennium, a key issue facing IT departments is "how do I move my client/server applications to thin client and network centric technology". A unique feature of Gentia is the ability to run an application in a standard browser or from the new emerging breed of Networked Computers ("NCs") without the requirement for any modifications to an application. Gentia

WebSuite, an option added to the Company's product portfolio in the first quarter of 1997, removes the fear and workload of developing and deploying applications in a networked world. The WebSuite allows customers to deploy Gentia throughout the business on the Intranet or throughout the world on the Internet.

Automated Data Mining and Alerting

    Gentia is designed to manage the increasingly large amounts of data available in most organizations. In most decision support systems, users are required to initiate queries to receive answers to their business questions. Under these decision support systems, users must know not only the question to ask, but also the time to ask it.

    Gentia provides facilities which can automate many of the tasks associated with decision support and business analysis. Users can create objects called agents, or "personal assistants", which search large volumes of both text and numeric data and advise them on trends, exceptions, or continuations of events. Agents can be programmed to run while a user is building new systems or performing other tasks, thus greatly enhancing user productivity and effectiveness.

Application Framework

    The Company has built upon the core system objects contained within the Gentia system to provide an Application Framework. The Gentia Application Framework consists of a number of reusable components and comprises five modules, Data Management, Framework Application Pages, Framework Application Templates, Framework Administration and Programming and System Function Modules. Each of these modules has been carefully designed to provide as many application development requirements as possible.

    In any application that is built, there will be a large percentage of common components including application menus, toolbars, status information, user administration and navigation. The Gentia Application Framework provides all the above functions immediately, each one being tailorable to the customer requirements leaving only the core functionality to be specifically built for any analytical application.

Business Strategy

    The Company's objective is to maximize its customers' competitive advantage by providing business intelligence solutions that can be developed rapidly, changed dynamically, expanded easily and distributed widely. Key elements of the Company's strategy include the following:

    Focus on "Solutions-based" Networked Business Intelligence. The Company seeks to differentiate its products and services by providing customers with a comprehensive software environment for developing, deploying, using and maintaining enterprise-wide decision support applications. Gentia is able to integrate data from multiple sources, including its multidimensional OLAP database, relational databases and external information sources such as on-line news services. Its highly scaleable, secure, multi-platform environment enables users to collect, analyze and disseminate critical information within departments as well as across the entire enterprise.

    An example of this focus is the development of the Balanced Scorecard. The Balanced Scorecard provides "out of the box" functionality for the creation and deployment of company-wide Balanced Scorecard applications. Following acceptance of Balanced Scorecard, which was introduced in early 1998, the Company and Renaissance intend to broaden this application into a suite of networked business intelligence applications to be termed the `Scorecard Suite', which will build upon the Gentia Application Framework.

    Maintain and Enhance Global Presence. The Company markets Gentia through its direct sales force in the United States, the United Kingdom, Australia, South Africa, Germany, France, Belgium and the Netherlands, and through distributors, value added resellers ("VARs") and strategic partners in Europe, North America, Asia, South America and Africa. The Company is further expanding its worldwide direct sales force, particularly in the United States. The Company is aggressively adding indirect sales relationships in its current markets and in new markets. In addition, the Company continues to develop strategic relationships with partners who have established customer relationships in targeted vertical or geographic markets.

    Expand Gentia Usage within Customer Base. The Company currently has over 450 customers. Customers are typically large international organizations which use Gentia in one or more divisions. The Company intends to increase the revenues generated from this existing customer base by increasing the number of users within customer organizations and by providing its customers with new products, product enhancements and consulting services. The networked enterprise-wide scalability of Gentia allows the Company to meet its customers' evolving needs for decision support applications, including the expansion of Gentia into other divisions or across entire organizations.


    Continue Product Innovation. The Company's use of object oriented programming techniques provides Gentia with a highly flexible architecture that facilitates ongoing product innovation. In the first half of 1997, the Company released Gentia 3.1 incorporating Gentia WebSuite. The WebSuite option now extends Gentia's cross platform deployment and renders publishing applications to the Worldwide Web to a more trivial task. This breakthrough removes the need for an enterprise to potentially have to develop reporting applications twice, once for client/server deployment and once for the Worldwide Web. Gentia WebSuite's integration with the Worldwide Web and emerging Java technology, resulted in Sun Microsystems (the leading hardware suppliers of Web servers and authors of the Java language) selecting Gentia as one of their strategic platforms for deploying Intranet applications. In March 1998, the Company launched Gentia 4.0 which includes multi lingual versions of the core Gentia product and customer developed applications across both single and double byte languages. For example using Gentia 4.0, a French developer could develop an application using a French based version of the software, and could deploy it in English, French and German. In addition, Gentia 4.0 represents the first version of Gentia which is guaranteed as Year 2000 compliant. This functionality was delivered 3 months earlier than promised to the customer base. By mid-1998, the Company expects to release a new Web-based version of the Gentia Application Framework and Balanced Scorecard. These products make extensive use of Java technology and can utilize the Secure Sockets Layer for secure Intranet deployment. All Java applets for Gentia 4.0 have been accredited by Sun Microsystems as 100% Java compatible.

    Leverage Customers' Investments in Information Systems. The Company designed Gentia to be platform-independent, able to operate across a heterogeneous mix of client and server platforms without modification, and able to adapt to the native GUI of the client operating system. Gentia is also designed to integrate data from the customers' existing information systems, including relational databases, legacy repositories and data warehouses. These hardware and software compatibility's allow customers to leverage their existing investments in information systems, extend the usefulness of existing software and historical data, enable rapid deployment of Gentia and reduce system downtime.

    Deliver Superior Customer Services and Support. The Company further differentiates its product by providing a high level of customer services, including product training, application design, system implementation and ongoing account management. The Company's strategy is to deliver services and support which enable its customers to quickly and cost-effectively implement and maintain decision support applications. The Company draws upon over a decade of experience in implementing decision support applications to provide superior service and support.

Gentia Software

    The Company's principal product, Gentia, is an applications development environment for building Networked Business Intelligence applications. Core product revenues are supplemented by sales of additional license options including Gentia WebSuite, Gentia Applications and the Gentia Software Developers Kit which includes an Applications Programming Interface. The Company licenses Gentia to its customers on a named user basis. These users can be deployed across clients, servers and internet browsers. Pricing for an initial Gentia configuration is $115,000 for 50 named users with an additional cost, of $20,000 for 50 Gentia client installations. For the year ended December 31, 1997 the average software license for a typical Gentia installation was approximately $136,000. The pricing for Balanced Scorecard is expected to start at $215,000 for 50 users.

Gentia is an integrated product encompassing the following core enabling technologies and application components:

Enabling Technologies

    Two unique aspects of Gentia's architecture enable it to address the enterprise-wide integration needs of today's business decision-makers.

    Networked Architecture. Gentia is designed to enable applications to be developed and deployed across a heterogeneous mix of clients and server platforms, without recompilation of code or other modifications. Gentia applications are stored in a platform-independent format but exploit the native GUI and other features of the client operating system. Because all of Gentia's client and server versions share the same source code, new versions of Gentia are released simultaneously on all client and server platforms listed below:

           CLIENTS                                   SERVERS
           Windows NT                                Windows NT
           Windows 3.1                               OS/2
           Windows 95                                HP-UX
           Macintosh Power PC                        IBM AIX
           OS/2                                      Sun Solaris
           Sun Solaris                               UNIXWARE
                                                     Pyramid


           "THIN" BROWSER CLIENTS
           Netscape Navigator
           Microsoft Internet Explorer
           Sun HotJava Browser

    Agency System. Communications across all client and server platforms running in a local or wide area network environment are facilitated by Gentia's Agency System, which forms the backbone of the Gentia networked architecture. Because the Agency System considers clients and servers to be peers, applications can be deployed in any fashion ranging from standalone clients to multiple distributed servers. Applications are easily distributed to end users by dragging books over icons representing remote servers. As applications grow or become more complex, scalability can be accomplished by partitioning the components of an application across multiple servers, resulting in a more efficient use of computer resources. In addition, Gentia's multi-threaded agency architecture allows system managers to centrally control security of distributed applications throughout the enterprise.

    Gentia Application Components

    The Gentia environment consists of eight primary components: Graphical Development Environment, GentiaDB, Gentia Object Store, Agents, Text InfoBase, Gentia WebSuite, Applications Programming Interface and Systems Management Facilities.

      Graphical Development Environment. The Graphical Development Environment allows users to rapidly build applications using the graphical user interface ("GUI") of their choice for deployment across the networked enterprise. This entirely visual development environment is made up of the following components:
The builder palette contains all of the page objects, such as reports, charts, buttons and bitmaps that the user will see in the application. These objects are dragged onto the page, positioned, and sized according to user preferences. The connector palette provides data access and transformation objects which perform tasks such as filtering, sorting and drill down. The object inspector allows point and click modification of page objects and connector attributes, such as size, color and visibility. The connections mapper allows visual design of data flows for the application. Reports and charts on the page are populated from data sources simply by drawing lines to connect these objects.

    Gentia DB. GentiaDB is a high-performance, high volume multidimensional OLAP database which provides rapid responses to complex business analysis queries. GentiaDB organizes data such as products, locations, and sales channels into a business model metadata dictionary, from which dimensions can be selected to build subject orientated models. Added to the source data are business rules that perform analytical tasks such as cost allocations, hierarchical subtotaling, or the calculation of key ratios. GentiaDB can either reside on a server for multi-user access or on a standalone client machine for remote or mobile processing. Gentia development language allows for scripting of enhanced applications with highly defined scenarios and programs to clean, transform and map data.

    Gentia Object Store. The Gentia Object Store is a repository distributed across clients and servers where Gentia's application components such as pages, database, definitions, agents and SQL Query scripts are physically stored. The Gentia Object Store comes with over 300 pre-built and tested objects, ranging from simple bitmaps to pre-built application components.

    Agents. Agents are productivity-enhancing objects which act as "personal assistants" to automate tasks such as data mining, alerting end users to exceptions, trends or patterns, and many systems management functions such as data loading and application replication. Agents enable users to set up continuous searching of multiple databases to screen both text and numerical data and advise on trends, exceptions, or events. Agents can run on either a scheduled or triggered basis, and dependencies between Agents can create a "ripple effect" of agent processing. Agents on one server can trigger the execution of Agents on another server or client by communicating through the Agency System.

    Text InfoBase. Gentia's Text InfoBase is a repository of unstructured textual data drawn from sources such as the Internet, third party electronic news feeds, or Lotus Notes, that can provide explanations for exceptions or trends found in the GADB (Gentia Analytical DabaBase) or data warehouse. This database is built by Agents that can detect the availability of new text from external sources and perform extremely rapid searches through large amounts of textual data. The Text InfoBase is fully integrated into the Gentia environment and utilizes neural network technology which enables simple text string searches as well as more complex concept-based searches.

    Gentia WebSuite Option. The Gentia WebSuite option, which is separately chargeable, allows customers to deploy applications over the web, without the need for additional application development. Pages which have been developed in Gentia incorporating Tables and Charts are automatically converted to dynamic HTML tables and Java applets for running unmodified within a web browser. This not only eliminates effort in trying to redesign or rebuild applications for the web, it also guarantees reliability and quality as the Java applets automatically generated are proven and tested by the Company. For the new web version of the Application Framework scheduled for release in mid-1998, further use will be made of Java and HTML technologies to provide additional analytical and navigational capabilities. These new functions continue to ease the increased demand for analytical Intranet based applications which were previously only possible in a Client/Server environment.

    Applications Programming Interface (API). The Gentia API allows third parties and customers to develop applications in leading development tools such as Microsoft's Visual Basic, Borland's Delphi and Sybase's PowerBuilder which can totally incorporate data and functionality from the GentiaDB OLAP database. As a leading member of the OLAP Council, the

Company was the first vendor to implement the Open API standard, designed to increase interoperatability between different vendor's products. As Microsoft enters the OLAP market a new Microsoft led API has emerged - OLE DB for OLAP API. This API has been committed to by the Company and virtually all of its competitors. The Company is also releasing a consumer based version of API in Gentia 5.0 which is scheduled for release towards the end of 1998.

    Microsoft Excel Add-in. The Gentia Excel add-in is an extension design to operate within Microsoft's popular spreadsheet. This product utilizes the Gentia API to give Excel users the ability to connect to a Gentia Server and access the multidimensional data stored there. Because the Gentia API also gives access to the Gentia environment, spreadsheet users have the ability to store and forward spreadsheet models and templates in the Gentia Object Store. This allows the sharing of analyses and forecasts between spreadsheet users, thus greatly enhancing the benefit of spreadsheet analysis. The Excel Add-in also permits the entry of data into a GentiaDB database directly through the spreadsheet interface.

    Systems Management Facilities. The warehouse manager facility uses drag and drop icons to create workgroups, books and applications security. The warehouse manager allows the system administrator to define users and their read-write access level, assign defined users to one or more work groups and provide for secure user access to the appropriate books and chapters contained in the Gentia application. The book manager provides the interface to the Gentia Object Store and allows visual creation and distribution of application components (pages, text and databases) in application books across the enterprise.

Customers

    The Company sells its products to a variety of businesses, governments and other organizations worldwide. As of December 31, 1997 the Company had over 450 active customers across a broad range of industries in over 20 countries, including the United States, the United Kingdom, Australia, Belgium, Canada, Finland, France, Germany, Hong Kong, Israel, Mexico, the Netherlands, Portugal, South Africa, Spain and Switzerland. The following is a representative list of the Company's customers with active licenses or contracts as of December 31, 1997:

  Technology

  AirTouch Cellular Inc
  AT&T Inc
  Bell Atlantic Inc
  BellSouth Telecommunications, Inc
  Bull Information Systems Ltd
  Cap Volmac BV
  Ceridian Corp
  Colt Telecommunications Ltd
  Computing Devices International Inc
  ECI Telecom BM
  ICL plc
  McDonnell Information Systems Group
  Medidata Inc
  Motorola Inc
  Oki Europe Ltd
  Pioneer NV
  Siemens Nixdorf Information Systems Ltd
  Sprint United Management Co
  Sun Microsystems Inc
  Walker Financial Solutions Ltd

  Mortgage Lenders

  Abv Building Society
  Halifax Building Society
  Leeds Permanent Building Society
  Nationwide Building Society
  Northern Rock Building Society
  Norwich and Peterborough Building Society
  Portman Building Society
  West Bromwich Building Society
  Yorkshire Building Society

  Retail

  Auchan SA
  Allders Department Stores Ltd
  Alpha Airports Group plc
  Diamond Shamrock Co
  Do-It-All Ltd
  Heineken BV
  Karstadt AG
  Metro Cash and Carry Ltd
  Sainsbury Homebase Ltd
  Sears Retail Services Ltd
  Specsavers Optical Group Ltd
  T&S Stores plc
  The Boots Co plc
  Walgreens Co

  Food and Beverage

  Allied Mills Ltd
  Campbell Soup Co Ltd
  General Biscuits NV
  Gilbeys Inc
  Greene King plc
  Highland Distilleries Co plc
  McDonald's Restaurants
  Tip Top Bakeries Pty
  Tri Valley Growers Inc
  Reckitt & Coleman Ltd
  R.Twining & Co Ltd
  Schweppes Europe plc
  Scottish & Newcastle plc
  Whitbread plc
  Yates Brothers Wine Lodges plc
  Young & Co's Brewery plc

  Transportation

  BAA plc
  Cast Europe NV
  Delta Airlines Inc
  El Al Israeli Airlines
  Federal Express
  Hong Kong Airport Services Ltd
  Northgate Motors Ltd
  Singapore MRT Ltd
  South African Airways Corp
  Stena Data AB

  Insurance Companies

  AIG Golden Insurance BM
  African Life Assurance Co Ltd
  Bayerische Reinsurance AG
  Britannic Assurance plc
  Canada Maritime Ltd
  Cologne Reinsurance AG
  Guardian Insurance Ltd
  GIO Australia Ltd
  Goudse Verzekeringen BV
  Hartford Insurance Inc
  Independence Blue Cross Inc
  Norwich Life Ltd
  QBE Insurance Ltd
  Sun & Royal Insurance plc
  Scottish Amicable Assurance Society
  Sun Life Assurance of Canada Inc
  Suncorp Insurance & Finance Pty
  Swiss Reinsurance
  Zurich Australia Insurance Ltd

  Manufacturing

  ABB Industries
  Aerostructure Corp
  Albright & Wilson plc
  Alcoa Building Products Inc
  Alfred McAlpine plc
  Audi AG
  Avery Dennison BV
  Babcock Rosyth Defence Ltd
  Beazer Homes USA Inc
  Bechtel Ltd
  Bertlesmann AG
  Boeing Information Systems Services Inc
  Continental Tyres AG
  DERA
  Eastman Chemical Inc
  Edon BV
  European Vinyl Corp
  Fletcher Challenge Forests Pty
  Ford Motor Co. of Australia Ltd
  Gallaher plc
  Giat Industries SA
  ICI Europe Ltd
  Kimberly-Clark Ltd
  Kvaerner John Brown Systems Ltd
  Liebherr SA
  Meggitt Plc
  SCA Molnycke AB
  Outokumpu Copper Products Oy
  Raychem Corp
  Rover Portugal SA
  Sanyo Australia (Pty) Ltd
  Sclumberger Industries SA
  Tetra Pak International SA
  Trelleborg AB
  Vantona Viyella Ltd
  Volvo Data AB
  Volkswagon AG
  WD & HO Wills Holdings Ltd

  Energy

  American Electric Power Co
  Ashland Petroleum Co
  Department of Energy (USA)
  Endifor Sistemas Informaticos SA
  Espoo SahKo Oy
  Foster Wheeler Ltd
  Israeli Electricity Company
  National Power (UK) plc
  Petroleos Mexicana (PEMEX) Corp
  Public Service Company of Colorada
  Sydney Water Corp
  Washington Gas Light Company

  Banking and Finance

  ABSA Bank
  ABN Amro
  ADP
  ANWB
  Australia & New Zealand Banking Group
  BACS
  Banco Essi
  Banco Investimento
  Bank of New Zealand
  Bank of Tyrol
  Barclays Bank plc
  BZW Services Ltd
  Charles Schwab & Co
  Citibank
  DEVK
  Euralliance SA
  European Security Forum Ltd
  FGH Bank
  Fortis Nederland BV
  Interpay Nederland BV
  JP Morgan
  Lloyds TSB Group plc
  M&G Ltd
  Massachusetts Mutual Life Insurance Co
  Merrill Lynch Corp
  National Westminster Bank plc
  NCM (UK) Holdings Ltd
  Postbank
  Postcheque
  Sorema (UK) Underwriting Ltd
  Standard Chartered Bank
  Swiss Mobilar SA
  Union Bank of Switzerland
  United Mizrahi Bank
  VR Leasing AG
  VSB Group

  Health and Pharmaceuticals

  Chase Farm Hospitals NHS Trust
  ICN Pharmaceuticals Inc
  Massachusetts General Hospital
  McKesson Corp
  Medscheme (Pty) Ltd
  Medtronics Inc
  National Blood Service (UK)
  North Essex Health Authority
  Organon Laboratories Ltd
  Parkside Health NHS Trust
  Roche Inc
  SC Johnson Ltd
  Scott Bader Company Ltd
  Smith & Nephew Ltd
  St.Josephs Hospital

  Government

  Birmingham City Council
  Botswana Police
  City of Helsinki Healthcare Dept
  Dutch Post Office
  Government of Israel
  Grampian Regional Council
  Helsinki Police Department
  Hertfordshire County Council
  Instituto de Informatica
  Israeli Airforce
  Israeli Army (Manpower)
  Johannesburg City Council
  Kingston Upon Hull City Council
  Leicestershire Police
  Metropolitan Police Authority
  Ministry Of Tourism
  Northamptonshire Police
  Northwest Provincial Government (S.Africa)
  Port of Singapore Authority
  Portugese Air Force
  Portugese Post
  Royal Australian Air Force
  Sheffield City Council
  South Glamorgan County Council
  South Lanarkshire County Council
  South Wales Police
  South Yorkshire Police
  Thames Valley Police
  UK Post Office
  United States Department of Energy
  University of Melbourne
  West Mercia Constabulary
  West Midlands Police
  Woking Borough Council
  Wright Paterson Air Force Base

  Media and Entertainment

  British Sky Broadcasting Ltd
  CentreParcs Ltd
  Murdoch Magazines (Pty) Ltd
  The News International Group plc
  Trinity International Holdings Ltd
  Victoria Racing Club
  Walt Disney Company


         No single customer accounted for more than 10% of the Company's revenues during the fiscal years ending December 31, 1997 and 1996 and one customer accounted for approximately 15% of the Company's revenue during the nine month period ended December 31, 1995.

Sales and Marketing

    The Company markets Gentia software and services in the United States, the United Kingdom, South Africa, Australia and Europe through its direct sales organization and markets Gentia worldwide through distributors, strategic partners, VARs and original equipment manufacturers ("OEMs"). To date, the Company's revenues have primarily been derived from its direct sales force. The Company intends to place greater emphasis on expanding its indirect distribution channels.

    The direct sales process involves the generation of sales leads through direct mail, seminars, exhibition, trade shows and telemarketing. The sales cycle varies from customer to customer and generally requires from two to six months. In addition to a base salary, the Company's sales representatives are compensated on a commission basis which is based upon quarterly and annual quotas. The direct sales force is responsible for local partner support, joint sales efforts and resolution of channel conflict.

    The following table sets forth for each of the periods shown below the percentage of the Company's total revenues represented by each of the principal geographical areas served by the Company.

                                                              Nine Months
                                             Year Ended         Ended
                                            December 31,      December 31,
                                        --------------------  ----------
                                           1997       1996       1995
                                        ----------   -------  ----------
     North America ..................        36%        40%        39%
     United Kingdom .................        31%        34%        44%
     Rest of Europe .................        22%        15%        11%
     Australia ......................         6%         6%         5%
     Rest of World ..................         1%         5%         1%
                                            ----       ----       ----
     Total ..........................       100%       100%       100%
                                            ====       ====       ====

    The Company believes that in order to increase sales opportunities and profitability, it will be required to expand its international operations, particularly in the United States and the South Pacific. The Company has committed and continues to commit significant time and financial resources to developing international sales and marketing channels. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for Gentia. To the extent that the Company is unable to do so in a timely manner, the Company's international sales growth will be limited, and the Company's business operating results and financial condition would be adversely affected.

    The Company's sales and marketing organization consisted of 64 employees as of December 31, 1997. Sales staff are based at the Company's joint global headquarters in Boston, USA, and London, England, as well as in the metropolitan areas of Atlanta, Chicago, Cleveland, Connecticut, Dallas, Denver, Los Angeles, New Jersey, New York, Phoenix and San Francisco in the United States, Sydney and Melbourne in Australia, Johannesburg in South Africa, Antwerp in Belgium, Paris in France, Frankfurt in Germany, Hertogenbosch and Woerden in the Netherlands and in Hong Kong.

    The Company has directly, or through its subsidiaries, entered into agreements with certain third parties whereby such parties, either on an exclusive or non-exclusive basis, function as distributors for Gentia. Certain of these agreements may be terminated after an initial term of two years upon payment by the Company of sums to the distributors calculated by a formula based on sales. Notwithstanding the foregoing, certain of these agreements are subject to earlier termination by the Company without payment if the distributors fail to meet performance quotas. The Company's distribution business in Europe is managed through Gentia Software International BV, a Netherlands Corporation ("BV").

Customer Service and Support

    The Company offers a complete range of specialized consulting and customer support services to assist its customers in using Gentia effectively. These services include business process consulting, implementation planning, education and training, technical support and ongoing software maintenance. The Company believes its consulting services allow its customers to use Gentia quickly and efficiently. By helping customers achieve a more rapid rate of return on investment, the Company fosters a strong relationship with its customers. The Company believes that providing a high level of customer support is essential to the successful marketing and sale of Gentia.

    The principal purpose of the Company's consulting services is to facilitate the optimal use of Gentia by its clients. As of December 31, 1997, the consulting services group consisted of 48 professionals. Classes and training programs, as well as consulting services, are available at customer sites, local sales offices and the Company headquarters. Consulting services are charged on an hourly or per diem basis and billed monthly.

    The Company has recently implemented a twenty four hour, seven day a week telephone support service based in Atlanta, Georgia, providing worldwide telephone support services. The customer support group provides Gentia clients with telephone and on-line technical support as well as product enhancements, updates and new releases. Telephone hotline support is complemented by a formal escalation process within the Company. Maintenance and support contracts, which are typically for twelve months, are established as a fixed percentage of the software license list price and are invoiced to customers on an annual basis. In general, customers who maintain service contracts are entitled to receive enhancements or upgrades of Gentia at no additional cost.

Product  Development

    The Company believes that its future success will depend in large part on its ability to maintain and enhance its client/server decision support systems technology and develop new products that meet an expanding range of customer requirements. The Company's research and development organization is divided into teams consisting of development engineers, quality assurance engineers, contract technical writers, product support specialists and product managers. The research and development organization uses a phase-oriented development process, including formal documentation, reviews and quality control. The process includes constant monitoring of quality, schedule, functionality, costs and customer satisfaction. The market addressed by the Company is sensitive to product quality and therefore the process is aimed at continuous improvement of Gentia. This is based upon customer feedback, from technical support and from marketing.

    The object oriented design of Gentia allows rapid new product development based upon a high level of code reuse. As a result of the increased productivity from leveraging this aspect of design, the Company has released and expects to release several new products during 1998. Gentia version 4.0, released March 1998, provides Year 2000 compliance and comprehensive support for multilingual applications within the OLAP market. An additional set of GUI product enhancements provide extra functionality required for Balanced Scorecard but will also benefit all users of the core Gentia product. Several improvements to Gentia WebSuite including the support for the Secure Sockets Layer (SSL) enhance Gentia's ability to deploy highly functional secure analytical applications via corporate Intranets or the Internet. The Gentia Excel add-in, which allows users to access gigabytes of information from within the convenience and ease of use of Excel, has also been modified to support a multi lingual version. In mid-1998, the release of two additional products are planned, namely web based versions of the Application Framework and Balanced Scorecard applications.

    Ongoing research includes improvements to Wide Area Network deployment by maximizing the efficiency of network traffic and visual object utilization of data. In addition, further investment in web based deployment using Java and HTML/DHTML technologies aim to keep Gentia at the forefront of technology in the Analytical Applications market. In 1999, substantial improvements to the core Gentia DB database engine, including the management of complex multidimensional modeling and calculations through Analytical Cache Models are also planned. Finally, development to support the newly emerging Microsoft OLE DB for OLAP API is scheduled over two releases during 1998 and 1999. This allows users to access Microsoft's new Plato database transparently from within Gentia and Gentia WebSuite.

    As of December 31, 1997, the Company's research and development organization of 60 full-time employees (1996: 48; 1995: 21) consisted of a combination of development engineers, quality assurance engineers, product managers and technical support personnel. The Company's total research and development expense was approximately $4.7 million for the year ended December 31, 1997, $3.2 million for the year ended December 31, 1996 and $1.7 million for the nine month period ended December 31, 1995. The Company anticipates that it will continue to commit substantial resources to product development in the future. To date, the Company's development efforts have not resulted in any capitalized software development cost.

Competition

    The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The Company's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from multidimensional database and analysis vendors such as Oracle Corporation (through its acquisition of IRI Express) and Arbor Software, Inc., to vendors of financial and budgeting software and special purpose tools such as Comshare Incorporated, The Dun & Bradstreet Corporation (through its acquisition of Pilot Software), Information Advantage, Inc. and MicroStrategy, Inc.

    The Company competes on the basis of various factors, including product quality, product performance, ease of use, customer support and cost/benefit considerations. The Company believes it competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so successfully would have a material adverse effect upon the Company's business, operating results and financial condition.

Proprietary Rights

    The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    The Company has entered into a source code escrow agreement with an escrow agent enabling certain customers to have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business, or if the Company fails to meet its contractual obligations.

    The Company licenses one software program from a third party and incorporates it into Gentia. This license is a non-exclusive worldwide license and provides use of the software for a fixed license fee. The Company believes that the inclusion of third party software programs and tools in its products reduces product development risk and time to market. The only software embedded in Gentia is Intersolv Inc.'s Data Direct interface and ODBC drivers.

    The Company's name together with its logo is registered as a trademark in the United Kingdom, the United States and a number of other countries. For a discussion of other matters relating to proprietary rights, see Item 3 - "Legal Proceedings".

Employees

    As of December 31, 1997, the Company had a total of 201 employees, including 60 in research and development, 64 in sales and marketing, 48 in customer consulting and support services, 25 in finance and administration and 4 in senior management. Of these employees, 100 were located in the United Kingdom, 57 were located in the United States, 12 in Australia, 24 in Europe, 7 in South Africa and 1 in Hong Kong. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company believes its relationship with its employees is very good.

    The Company's business, operating results and financial condition depends to a significant extent upon a number of key management and technical personnel, including Paul Rolph, its Chief Executive Officer, George Sprenkle, its Chief Financial Officer, Timothy Jones, the Chief Technology Officer, Scott Silk, the Sales and Marketing Director and Paul Martin, the Development Director, and the loss of any could adversely affect the Company's business operating results and financial condition. In addition, the Company believes that its future success will also depend in a large part on its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

Business Factors

This Annual Report contains certain forward-looking statements about the Company's future business, financial condition and operations that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements set forth below and elsewhere in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear. Actual results may differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially and should be carefully considered are the following:

    Future Operating Results Uncertain. Prior to the fiscal year ended March 31, 1994, the Company was engaged primarily in the development and marketing of PC-based departmental decision support software and experienced fluctuations in revenues and profitability. From the introduction of the initial version of its Gentia software the Company has shown annual growth in revenues, however, for the year ended December 31, 1997, the Company experienced a decrease in license revenues and a loss from operations, due primarily to a shift in its focus to `solutions-based' product offerings. See Item 1 - "Description of Business - General" and "--Industry Background" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations". There can be no assurances that decreases in revenues and losses from operations will not occur in the future.

    The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels fall below expectations, operating results are likely to be disproportionately affected. There can be no assurance that the Company will be able to achieve profitability on a quarterly or annual basis in the future. In addition, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Ordinary Shares and ADSs would likely be materially adversely affected. See Item 8 - "Selected Consolidated Financial Data" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for Gentia, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of Gentia on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to Gentia or new products such as Balanced Scorecard or enhancements to products of its competitors, the timing of revenue recognition under the Company's agreements (and customer order deferrals in anticipation thereof), the impact of acquisitions by the Company and its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

    In addition, the operating results of many software companies reflect seasonal trends, and the Company's business, operating results and financial condition have in the past and may in the future be affected by such trends. Gentia orders are typically shipped shortly after receipt, and consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenues. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because of the relatively large dollar size of some of the Company's software licenses, any delay in the closing of such a transaction could have a significant impact on the Company's operating results for a particular period.

    Due to all the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Quarterly revenues are also difficult to forecast because the Company's sales cycle, from initial evaluation to license and maintenance and support purchases, varies substantially from customer to customer. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. See Item 8 - "Selected Consolidated Financial Data" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Competition. The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The Company's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from multidimensional database and analysis vendors to vendors of financial and budgeting software and special purpose tools. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Also, certain current and potential competitors have greater name recognition or more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. The Company expects additional competition as other established and emerging companies enter the market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. Current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Such competition could materially adversely affect the Company's ability to obtain new contracts and maintenance and support renewals for existing contracts on terms favorable to the Company. Furthermore, competitive pressures could require the Company to reduce the price of Gentia, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business
- Competition."

    Product Concentration; Dependence upon the Emerging Market for Multidimensional Database Software for On-line Analytical Processing. Since October 1993, substantially all of the Company's revenues have been derived from licenses for Gentia and related services. The Company currently expects that Gentia-related revenues, including Balanced Scorecard, and maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for 1998 and for the foreseeable future thereafter. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and enhancements thereto. A decline in demand for, or market acceptance of, Gentia as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

    Although demand for Gentia has grown in recent years, the market for multidimensional database software for on-line analytical processing and data warehousing is still growing, however, there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will adopt Gentia. The Company has spent, and intends to continue to spend, considerable resources educating potential customers about Gentia and its functions, on-line analytical processing and data warehousing generally. However, there can be no assurance that such expenditures will enable Gentia to achieve any additional degree of market acceptance, and if the market for Gentia fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. Historically, the software industry has experienced significant periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions during which management information systems ("MIS") budgets often decrease. As a result, the Company's business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of general economic conditions in the software industry. See Item 1 - " Description of Business - Industry Background, - Gentia Software, - Customers, and - Sales and Marketing" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Dependence on Key Personnel. The Company's business, operating results and financial condition are significantly dependent upon the continued service of its senior executive management. See Item 10 - "Directors and Officers of Registrant." While certain employees are bound by proprietary rights agreements, none of the Company's employees are bound by long-term employment agreements. The Company does not maintain key man life insurance on any employee. The Company's business, operating results and financial condition also are significantly dependent upon the Company's ability to attract and retain qualified managerial, sales and technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key managerial, sales and technical employees or that it will be able to attract, assimilate or retain such highly qualified managerial, technical or sales personnel as may be required in the future. If the Company is unable to retain its key managerial, sales and technical personnel, or attract, assimilate and retain additional qualified personnel, particularly those in key positions, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and could have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business
- Sales and Marketing, and - Employees" and Item 10 - "Directors and Officers of Registrant."

    Risks Associated with New Versions and New Products; Rapid Technological Change. The software industry, especially the market in which the Company competes, is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The life cycle of versions of Gentia is difficult to estimate. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to Gentia on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. There can be no assurance that the Company will be successful in developing and marketing enhancements to Gentia that respond to technological changes, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. The Company has in the past experienced minor delays in the release dates of enhancements to Gentia. If release dates of any future enhancements are delayed or if they fail to achieve market acceptance when released, the Company's business, operating results and financial condition may be materially adversely affected. There can be no assurance that the introduction or announcement of new product offerings by the Company or the Company's competitors will not cause customers to defer or forego purchases of current versions of Gentia, which could have a material adverse effect on the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Industry Background, - Gentia Software, - Customers, Sales and Marketing and - Research and Development" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Risk of Software Defects. Software products as internally complex as Gentia frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing, the Company has in the past released versions of Gentia with defects and software errors. Although the Company has not experienced material adverse effects resulting from any such defects and errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in new versions or enhancements after commencements of commercial shipments, which could result in a loss of revenues or delay in market acceptance and have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Gentia Software, and - Research and Development."

    Risks Associated with International Operations. A significant amount of the Company's revenues are derived from countries other than the United States. See
Item 1 - "Description of Business - Sales and Marketing" and Note 11 of Notes to Consolidated Financial Statements. International sales are subject to inherent risks, including the impact of possible recessionary environments in global economies including the United States, costs of localizing products for foreign countries, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. Although the Company has committed and continues to commit significant time and financial resources to developing international sales and support channels, there can be no assurance that the Company will be able to sustain or increase revenues from international licenses of Gentia and maintenance, support and other contracts, or that the foregoing factors will not have a material adverse effect on the Company's future revenues and, consequently, on the Company's business, operating results and financial condition. The Company's direct international sales are currently denominated in United States dollars, UK pounds sterling, Australian dollars, Dutch guilders, French francs, German marks and the Company does not currently engage in significant hedging activities. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from direct international sales and thus the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain or increase international market demand for Gentia. To the extent that the Company is unable to do so in a timely manner, the Company's international sales growth will be limited, and the Company's business operating results and financial condition would be materially adversely affected. See Item 1 - "Description of Business - Customers, and - Sales and Marketing" and Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Currency Fluctuations. Exchange rate fluctuations in relation to the U.K. pound sterling and other currencies in which the Company does business relative to the U.S. dollar may impact the reported financial information. See Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview" and Note 3 of Notes to Consolidated Financial Statements.

    Need to Expand Operations in the United States. The Company believes that in order to increase sales opportunities and profitability, it will be required to continue to expand its operations in the United States. The Company has committed and continues to commit significant time and financial resources to developing sales and support channels in the United States which will require significant management attention and financial resources. There can be no assurance, however, that the Company will be able to maintain or increase demand for Gentia in the United States. To the extent that the Company is unable to do so in a timely manner, the Company's sales in the United States will be limited, and the Company's business, operating results and financial condition may be materially adversely affected. See Item 1 - "Description of Business - Customers, and - Sales and Marketing" and Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Need to Manage Growth. In support of future anticipated growth, the Company will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its work force. There can be no assurance that the Company will be able to do so effectively, and failure to do so when necessary would have a material adverse effect upon the Company's business, operating results and financial condition. See Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Proprietary Rights and Risks of Infringement. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws of the United States and the foreign countries in which the Company makes sales, which afford only limited protection. There can be no assurance that other competitors will not develop technologies that are similar or superior to the Company's technology.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, a substantial portion of the Company's sales now occur in countries outside of the United States, and the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in Gentia to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated which would materially adversely affect the Company's business, operating results and financial condition. See Item 3 - "Legal Proceedings."

    Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or ordinances enacted in the future or unfavorable judicial decisions. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Proprietary Rights."

    Control by Principal Shareholders, Officers and Directors. The present directors, executive officers and principal shareholders of the Company and their affiliates beneficially own approximately 40% of the outstanding Ordinary Shares as at December 31, 1997, and assuming all existing outstanding options are exercised, all present directors, executive officers and principal shareholders would beneficially own approximately 39% of the outstanding Ordinary Shares. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See Item 4 - "Control of Registrant."

    Differences in Shareholders' Rights Between U.S. and English Corporations. The Company is incorporated under the laws of England and Wales. The rights of holders of Ordinary Shares and, therefore, certain of the rights of ADS holders, are governed by English law, including the Companies Act 1985, as amended (the "Companies Act"), and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. In particular, and without limiting the generality of the foregoing, the Companies Act provides for preemptive rights on the allotment of equity securities (including Ordinary Shares) in certain cases (to the extent not disapplied by shareholder vote or by the Articles of Association). The Companies Act also makes it possible, in certain circumstances, for meetings of shareholders of the Company to transact business with the affirmative vote of a lesser number of shares than would be the case in a typical U.S. corporation.

    Shares Eligible for Future Sale. Sales of substantial amounts of Ordinary Shares, in the form of ADSs, in the public market could adversely effect the market price for the ADSs. As of December 31, 1997 the Company had outstanding 9,609,751 Ordinary Shares, of which 4,715,226 were owned of record by the Depositary (as defined) representing an equal number of ADSs. Of the remaining 4,894,525 Ordinary Shares outstanding, 767,333 are freely tradable by persons who are not "affiliates" (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended) of the Company and the remaining 4,127,192 Ordinary Shares may be sold pursuant to an effective registration statement under Securities Act or an applicable exemption from registration thereunder, including Rule 144 (which permits resales of securities subject to limitations depending on the holding period of such securities and in the case of shares held by affiliates of the Company).

    Anti-takeover Provisions. Certain provisions of the Company's Articles of Association may have the effect of restricting the possibility of a change in control of the Company. The Company's directors have staggered terms of office; one third of the directors is elected annually. Moreover, nominations by shareholders for election of directors must be made in writing not less than 10 nor more than 35 days prior to the annual general meeting of shareholders. A director may be removed by ordinary resolution of the shareholders but only if notice of such resolution is given to the Company at least 28 days before the meeting at which the resolution is to be moved. Any of these provisions may make it difficult for the Company's shareholders to replace the Board of Directors. In addition, the Company's Articles of Association prohibit the transfer of shares which would result in the accumulation of a stake of 20% or more of the voting rights in the Company without either a 75% shareholders' resolution or the proposed transferee making an offer to purchase the equity share capital of the Company. The London City Code on Takeovers and Mergers also requires a general offer for all the equity and voting non-equity share capital of the Company to be made in certain circumstances, including on the acquisition by any person or persons acting in concert of shares which (together with shares already held by them) carry 30% or more of the voting rights of the Company.

    The Company's Board of Directors has the authority to issue up to 2,000,000 Preference Shares and to determine the price, rights, conversion ratios, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Ordinary Shares and ADSs will be subject to and may be adversely affected by, the rights of the holders of the Preference Shares. Any issuance of Preference Shares, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it difficult for a third party to acquire a majority of the outstanding voting shares of the Company and as a result, the issuance thereof could have a material adverse effect on the market value of the ADSs.

    No dividends. The Company does not anticipate paying any cash dividends in the foreseeable future. See Item 8 - "Selected Financial Data."


Item 2.       Description of Property

    The Company's administrative, sales and marketing facilities occupy approximately 11,100 square feet in Boston, USA and approximately 11,600 square feet in London, England pursuant to leases which expire in October 1998, July 1999, July 2000 and September 2001. In addition, the Company leases research and development facilities in Ipswich, England and Glasgow, Scotland and has offices in the metropolitan areas of Atlanta, Boston, Chicago, Denver, Parsippany - New Jersey, New York and San Francisco in the United States, Sydney and Melbourne in Australia, Johannesburg in South Africa, Hertogenbosch and Woerden in the Netherlands, Antwerp in Belgium, Paris in France, Frankfurt in Germany, Hong Kong, and Guernsey. The Company believes that its existing facilities are sufficient for its current needs but anticipates that it will need to seek additional space before the end of 1998. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3. Legal Proceedings

    The Company is not aware that it is infringing any proprietary rights of third parties. On February 21, 1996, Intel and the Company entered into an agreement pursuant to which the Company ceased to use the "Gentium" name. Since June 30, 1996 the Company has adopted the name "Gentia" in lieu thereof. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to the Company's use of the Gentia name or the Company's other trademarks or products or variations or enhancements thereto. In April, 1996 the Company received a letter from counsel to Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor Patent"). Gentia has investigated Arbor's Patent and in 1996 filed a declatory judgement action in the U.S. District Court for the District of Massachusetts asserting that both Gentia does not infringe claims of the Arbor Patent and that the claims of the Arbor Patent are invalid. Arbor subsequently filed a complaint against the Company in the U.S. District Court for the Northern District of California asserting that the Company infringes the Arbor Patent. The Company has retained Arnold White & Durkee PC as its counsel. In November 1996, the Company's declaratory judgement action was transferred to the U.S. District Court for the Northern District of California and consolidated with Arbor's infringement action. The consolidated action has been stayed pending resolution of two third-party re-examination requests which have been granted by the U.S. Patent and Trademark Office. A status conference in respect of this action is expected to occur in August 1998. The Company is vigorously pursuing its defense against Arbor Software and is confident that it will prevail in the litigation. Prolonged litigation regarding Arbor's claim could involve significant additional expenses attendant to such litigation and there can be no assurance that this matter would not result in substantial cost and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition.

The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry grows and the functionality of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available or, if available, may not be on terms acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.

Item 4. Control of Registrant

    To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of the Ordinary Shares of the Company, nominal value (pound)0.15 per share ("Ordinary Shares") by (a) any person known to the Company to be the owner of more than ten percent of the Ordinary Shares, as of December 31, 1997 and (b) all officers and directors of the Company as a group.

   Identity of Person or Group                 Amount Owned (i)    Percent of Class (ii)
   ---------------------------                 ----------------    ---------------------


   R Alan Wallman (iii) .................         3,410,775                35.5%

   All directors and officers as a group
      (11 persons) (iv)..................         3,860,500                40.2%
---------------


(i) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the Securities and Exchange Commission which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.
(ii)     Based on 9,609,751 Ordinary Shares outstanding as of December 31, 1997.
(iii) Includes 3,300,000 Ordinary Shares of which Kappa Ltd is the record owner and Mr. Wallman is the beneficial owner. Mr Wallman is founder and a Director of the Company. See Item 10 - "Directors and Officers of Registrant"
(iv) Officers and directors also held options to acquire 1,026,668 Ordinary Shares, which amount is not reflected in this table. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

    The Bank of New York, which currently serves as Depositary ("the Depositary") with respect to the American Depositary Shares ("ADSs"), each representing one Ordinary Share, was the record owner, as of December 31, 1997, of 4,715,226 Ordinary Shares, representing 49.1% of the Ordinary Shares. The Company is not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control of the Company.

Item 5. Nature of Trading Market

    The ADSs are quoted on the Nasdaq National Market under the symbol "GNTIY". Neither the ADSs nor the Ordinary Shares are listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the Nasdaq National Market since the Company's initial public offering on April 30, 1996.

                                                    High                  Low
                                                    ----                  ---
                                                     $                     $
     1996:
     Second Quarter (from April 30, 1996)          32.125               18.750
     Third Quarter                                 22.250               11.000
     Fourth Quarter                                15.375               11.000
     1997:
     First Quarter                                 19.500                8.031
     Second Quarter                                 9.500                3.250
     Third Quarter                                  6.625                3.125
     Fourth Quarter                                 4.375                2.125
     1998:
     First Quarter                                  8.000                2.906

    On March 31, 1998, the last sale price for the ADSs as reported on the Nasdaq National Market was $6.000.

    American Depositary Receipts ("ADRs") representing ADSs are issued and delivered by the Depositary through its principal office in New York City at 101 Barclay Street, New York, NY 10286. Each ADS represents one Ordinary Share placed on deposit with the Depositary.

    Under the terms of the Deposit Agreement (the "Deposit Agreement") dated as of April 30, 1996, among the Company, the Depositary, and the holders from time to time of ADRs, Ordinary Shares may be deposited with the London office of Bank of New York, as custodian (the "Custodian"), or any successor or successors to such Custodian. The Depositary provides a variety of services to investors, as more fully set forth in the form of Deposit Agreement filed as an exhibit to the Company's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on April 30, 1996.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

    There are currently no U.K. laws or regulations which would restrict the export or import of capital, such as foreign exchange control restrictions, or which would affect remittance of dividends, interest or other payments to non-resident holders of the Company's securities. There are no restrictions under the Company's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign holders to hold or vote the Ordinary Shares.

Item 7. Taxation

U.S. Federal Income tax and U.K. Tax Consequences to Persons who are Owners of ADSs

     The following generally summarizes the principal U.K. and U.S. Federal tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs to citizens or residents of the United States for U.S. Federal income tax purposes (who are not also resident or, in the case of individuals, ordinarily resident, in the United Kingdom for U.K. tax purposes), corporations or partnerships created or organized under the laws of the United States or any State thereof, estates the income of which is subject to US federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration and control of the trust and one or more of the United States persons have the authority to control all substantial decisions of the trust (collectively "US Holders"); provided however, to the extent and in accordance with the procedures provided in Notice 98-25 (released by the Internal Revenue Service on April 14, 1998) and future Treasury Regulations which will incorporate Notice 98-25, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date which elect to continue to be treated as U.S. persons will also be considered U.S. Holders. The discussion of U.S. tax consequences is based on the advice of Davis, Malm & D'Agostine, P.C. and the discussion of U.K. tax considerations is based on the advice of Field Fisher Waterhouse. Neither law firm has given a formal tax opinion to the Company. This is a general summary only and prospective purchasers of ADSs are advised to consult their own tax advisors with respect to the U.S. Federal, state and local tax consequences, as well as with respect to the U.K. tax consequences, of the ownership of ADSs and the ordinary Shares represented thereby applicable in their particular tax situations.

    The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Report and are subject to any changes in the U.S. or U.K. law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the United Kingdom and the United States (the "Conventions"), occurring after such date and (ii) in part, on representations of the Depositary and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

    For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders will be treated as the owners of the Ordinary Shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

    The Company does not expect to pay dividends for the foreseeable future. Should the Company begin paying dividends, the Company will be required when paying a dividend in respect of the Ordinary Shares to account to the U.K. Inland Revenue for a payment under current UK law known as advance corporation tax ("ACT"). The UK Government announced on March 17, 1998 that, subject to enactment of the required legislation, the liability to pay ACT will be abolished in respect of distributions made on or after April 6, 1999. Under current U.K. law, 20/80th of the amount of the net cash dividend will be allowed as a credit against the U.K. tax liability of individuals who receive (or who are treated as receiving) the dividend and who are resident in the United Kingdom for U.K. tax purposes. In respect of distributions made on or after April 6, 1999 the credit available to such shareholders will reduce to one ninth of the net cash dividend.

    An Eligible U.S. holder (as defined below) is entitled under the Convention of December 31, 1975, as amended, relating to income taxes (the "Income Tax Convention") and current U.K. law, to claim from the U.K. Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for tax purposes would have been entitled had he received the dividend paid and the related Tax Credit Amount. For example, during the continuance of the Tax Credit Amount at the rate of 20/80th of the amount of the dividend, a dividend of (pound)8.00 to such an Eligible U.S. Holder would generally entitle the eligible U.S. Holder to a Treaty Payment of 50p (a Tax Credit Amount of (pound)2.00 less a withholding of (pound)1.50) from the U.K. Inland Revenue giving a total realization of (pound)8.50.

    For the purposes of this Report, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual, partnership, trust, estate or corporation resident in the United States for purposes of the Income Tax Convention (and, in the case of a corporation, is not also resident in the United Kingdom for U.K. tax purposes),
(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company, (iii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the United Kingdom from which such U.S. holder carries on business or with a fixed base in the United Kingdom from which such U.S. holder performs independent personal services, (iv) under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States, (v) under certain circumstances, is not exempt from Federal income tax on the dividend income in the United States, (vi) under certain circumstances does not own 10% or more of the Ordinary Share and (vii) under certain circumstances, did not acquire the ADSs for reasons which were not bona fide commercial reasons.

    If the Eligible U.S. Holder is a U.S. partnership, trust or estate, the Tax Credit Amount will be available only to the extent that the income derived by such partnership, trust or estate is subject to U.S. tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

    Subject to the discussion below under the heading "Passive Foreign Investment Companies," for U.S. Federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for Federal income tax purposes. Subject to certain limitations, the 15% U.K. withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's Federal income taxes. For the purposes of the foreign tax credit limitation, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for Federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ADSs and any excess will be treated as a capital gain. No dividends received deduction will be allowed with respect to dividends paid by the Company.

    If the Company, contrary to expectations, does pay a dividend before April 6, 1999 then it intends to make arrangements with the U.K. Inland Revenue (the "H Arrangements") which will permit the applicable Treaty Payments to be paid to certain Eligible U.S. Holders at the same time as, together with, cash dividends paid by the Company in respect of ADSs. The H Arrangements, which operate in respect of dividends paid on shares of U.K. companies that are represented by ADSs are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked. The H Arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts any of the beneficiaries of which are not resident in the United States or Canada, (ii) investments or holding companies 25% or more of the capital of which is owned, directly or indirectly by persons who are not individuals resident in and nationals of the United States, (iii) persons exempt from U.S. tax with respect to cash dividends paid on the Ordinary Shares, (iv) persons owning 10% or more of the Ordinary Shares and (v) U.S. corporations which alone or together with associated corporations control 10% or more of the voting shares of the Company. To claim the benefit of the arrangements, the registered holder must complete the declaration on the reverse of the dividend check confirming the U.S. Holder's entitlement to the Treaty Payment and present the check for payment within three months from the date of issue of the check, or, in the case of ADRs held through the Depository Trust Company ("DTC"), the broker-dealer or bank-member of DTC which holds the ADSs on behalf of the Eligible U.S. Holder must complete a declaration as to the conditions entitling the Eligible U.S. Holder to the Treaty Payment.

    If the H Arrangements are not made with the U.K. Inland Revenue at the time that an Eligible U.S. Holder receives a distribution from the Company, or if the H Arrangements are made at such time but an Eligible U.S. Holder does not qualify for the benefits of such arrangements, such Eligible U.S. Holder must, in order to obtain a Treaty Payment, file a claim for the Treaty Payment in the manner described in U.S. Internal Revenue Service Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58. 1981-2 C.B. 678. Claims for tax refunds must be made within six years of the U.K. year of assessment (generally the twelve month period ending April 5 in each year) in which the related dividend was paid. The first claim by a claimant for a tax credit under these procedures is made by sending the appropriate U.K. form in duplicate to the Internal Revenue Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W. Washington, D.C. 20024, Attention: Taxpayer's Service Division. Because a claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim by a claimant after the first claim should be filed directly with FICO (International), FitzRoy House, P.O. Box 46, Nottingham, NG2 1BD, England.

Taxation of Capital Gains

    A U.S. Holder who is neither a resident nor ordinarily resident in the United Kingdom for U.K. tax purposes will not generally be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of ADSs unless the ADSs are used or held in connection with a trade, profession or vocation carried on by such U.S. Holder in the United Kingdom through a branch or agency, and the ADSs are or have been used, held or acquired in, or for the purpose of, such trade, profession or vocation or such branch or agency. Subject to the discussion below under the heading "Passive Foreign Investment Companies", a U.S. Holder will be liable for U.S. Federal income tax on such gains to the same extent as on any other gains from sales or disposition of stock.

    A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. Federal income tax liability in respect of such gain. U.S. holders should seek professional tax advice to determine their entitlement to credit U.K. tax against U.S. Federal income tax liability.

Inheritance and Gift Taxes

    Provided any applicable U.S. Federal gift or estate tax liability is paid, a U.S. holder who is domiciled in the United States for the purposes of the United Kingdom - United States Estate and Gift Tax Convention of October 19, 1978 (the "Estate Tax Treaty") will generally not be subject to U.K. inheritance tax in respect of the individual's death or on transfer of the Ordinary Shares or ADSs during the individual's lifetime, unless the Ordinary Share or ADSs are part of the business property of a permanent establishment of an enterprise in the United Kingdom or pertain to a fixed base in the United Kingdom used for the performance of independent personal services. Where the ADSs or Ordinary Shares have been placed in trust by a settlor, the ADSs or Ordinary Shares will generally not be subject to U.K. inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States and was not a U.K. national. In the exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. Federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on rules set out in that treaty.

U.K. Stamp Duty and Stamp Duty Reserve tax

    Stamp duty is payable on an instrument of transfer of shares. Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty or stamp duty reserve tax will be payable on the acquisition or transfer of ADSs. If an instrument of transfer is later brought into the United Kingdom, stamp duty will then be payable. U.K. stamp duty or such transfer is currently payable at the rate of 50 pence per (pound)100 (or part thereof). There are provisions within U.K. tax legislation to ensure that both stamp duty and stamp duty reserve tax will not generally both arise on the same transaction.

Passive Foreign Investment Company Status

PFIC Classification: Special U.S. taxation rule are applicable to U.S. persons owning shares in a "passive foreign investment company" ("PFIC"). Investors that are not subject to U.S. taxation in respect of income on the ADSs or that are not U.S. persons generally will not be affected by the PFIC rules. A foreign corporation will be classified as a PFIC for any taxable year during which either 75% or more of its gross income (including the pro rata share of the gross income of any corporation (U.S. or foreign) in which the Company is considered to own 25% or more of the shares by value) for the taxable year is passive income or 50% or more of the average quarterly value of all of its assets (including the pro rata share of the assets of any corporation in which the Company is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. The Company expects, based on projections of its income and assets and the manner in which the Company intends to manage its business, that it will not be a PFIC. Although the Company will attempt to conduct its business so as to avoid PFIC status, the Company can provide no assurances that it will not be a PFIC in respect of its current or any future taxable year.

Consequences of PFIC Status: If the Company were to be classified as a PFIC, a U.S. Holder generally would be subject to special tax rules with respect to gain realized on the sale or any other disposition of such ADSs, and any "excess distribution" by the Company to the U.S. Holder with respect to ADSs held for more than one taxable year. In general, excess distributions are any distributions (including return of capital distributions) received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period, if shorter). Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for ADSs, (ii) the amount allocated to the current taxable year would be treated as ordinary income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to under payments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder who uses such ADSs as security for a loan will be treated as having disposed of such ADSs.

For tax years beginning after 1997, a U.S. Holder of ADSs in a PFIC that are treated as "marketable stock" may also make a "mark-to-market" election. A shareholder making the "mark-to-market" election will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each year as ordinary income the excess, if any, of the fair market value of the ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net income of previously included income as a result of the "mark-to-market" election). The electing U.S. Holder's basis in the ADSs will be adjusted to reflect any such income or loss amounts.

If the Company is a PFIC in any year, a U.S. Holder who beneficially owns ADSs during such year must file an annual return or IRS Form 8621 that described its interest in the Company, the distributions received from the Company and any gain realized on the disposition of ADSs.

Item 8. Selected Financial Data

    The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data and the balance sheet data has been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA
         (in thousands of U.S. Dollars, except share and per share data)

                                                                  Nine Months
                                              Year Ended             Ended                       Year Ended
                                              March 31,           December 31,                  December 31,
                                       ------------------------- ---------------  ------------------------------------------
                                          1994         1995           1995           1995(i)          1996         1997
                                       ----------- ------------- ---------------  --------------- ------------- ------------
                                                                                   (unaudited)
Revenues:
   License .........................    $  2,931     $   6,364       $   7,657      $  10,227      $    16,861    $ 14,985
   Services and other ..............       3,134         4,398           4,918          6,163            9,104      12,186
                                       ---------     ---------       ---------       --------      -----------    --------
           Total revenues ..........       6,065        10,762          12,575         16,390           25,965      27,171
                                       ---------     ---------       ---------       --------      -----------    --------

Cost of revenues:
   License..........................         128           148             103            171              804       1,179
   Services and other...............         980         2,455           2,816          3,580            4,937       6,800
                                       ---------     ---------       ---------       --------      -----------    ---------
          Total cost of revenues....       1,108         2,603           2,919          3,751            5,741       7,979
                                       ---------     ---------       ---------       --------      -----------    ---------

Gross profit .......................       4,957         8,159           9,656         12,639           20,224      19,192
                                       ---------     ---------       ---------       --------      -----------    ----------

Operating expenses:
   Sales and marketing .............       2,340         3,782           4,301          5,801           10,271      14,308
   Research and development ........         551         1,113           1,284          1,663            3,185       4,698
   General and administrative ......       2,062         2,517           3,017          3,711            3,926       6,279
   Goodwill amortization ...........          --            --              --             --              122         372
                                       ---------     ---------       ---------       --------      -----------    ---------
        Total operating expenses ...       4,953         7,412           8,602         11,175           17,504      25,657
                                       ---------     ---------       ---------       --------      -----------    ----------

Income (loss) from operations ......           4           747           1,054          1,464            2,720      (6,465)
Other income (expense) .............         (74)          (77)              4            (45)             965       1,235
                                       ---------     ---------       ---------       --------      -----------    ---------
Income (loss) before provision
   for income taxes.................         (70)          670           1,058          1,419            3,685      (5,230)
(Provision) credit for income
   taxes ...........................         (12)         (254)           (384)          (521)          (1,216)      1,247
                                       ---------     ---------       ---------       --------      -----------    ---------
Net income (loss) ..................    $    (82)    $     416       $     674      $     898      $     2,469    $ (3,983)
                                       =========     =========       =========       ========      ===========    =========

Net income (loss) per share (ii)
                    - basic.........    $   (0.01)   $    0.06       $    0.10      $    0.14      $      0.31    $  (0.44)
                    - diluted.......    $   (0.01)   $    0.06       $    0.09      $    0.12      $      0.24    $  (0.44)
                                       ==========    =========       =========       ========      ===========    =========
Shares used to compute net income
   (loss) per share - basic.........    6,459,167    6,459,167       6,459,167      6,459,167        7,845,962    9,154,673
                    - diluted.......    6,459,167    6,459,167       7,340,156      7,186,190       10,491,703    9,154,673
                                       ==========    =========       =========      =========      ===========    =========

---------------
 (i) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995.

(ii) The Company has not paid any dividends to holders of Ordinary Shares since January 1, 1996 and intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future. In the nine months ended December 31, 1995 the Company paid dividends of $71,000 to existing shareholders. In the years ended March 31, 1995 and 1994, the Company paid dividends of $81,000 and dividends of $47,000 respectively, to existing shareholders.

                         CONSOLIDATED BALANCE SHEET DATA
                          (in thousands of US Dollars)

                                                         March 31,                              December 31,
                                                 ---------------------------     --------------------------------------------
                                                    1994            1995               1995             1996            1997
                                                 -----------     -----------     -----------      -----------     -----------
Cash and cash equivalents ....................      $   21        $  720             $2,280          $25,228         $20,332
Working capital ..............................          87           329              1,606           26,709          22,144
Total assets .................................       3,200         6,091              7,755           41,551          36,394
Short-term debt ..............................         534           850                475              194             105
Long-term debt, excluding current portion ....          15            82                175              225             109
Total shareholders' equity ...................         456           879              2,490           32,004          27,859

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

    This section contains a number of forward looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. Actual results may differ materially from those in such forward looking statements. Among the factors that could cause actual results to differ materially and should be carefully considered are those described in Item 1 - "Description of Business - Business Factors."

Overview

    The Company was founded in 1983 to develop, market and support financial modeling software for business planning and analysis. Prior to the release of Gentia, the Company marketed PC-based departmental decision support software products. The Company commenced commercial shipments of its Gentia software in October 1993. Since then, predominantly all of the Company's revenues have been derived from licenses for Gentia and related maintenance, support, training and consulting services. On December 19, 1997, the Company signed the Renaissance Agreement, a joint development and marketing agreement with Renaissance, a leading provider of integrated business and technology consulting in the areas of strategy, solutions and professional services to jointly develop and market Balanced Scorecard. The Company currently expects that Gentia (including Balanced Scorecard) license and services revenues will continue to account for all or substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia (and Balanced Scorecard) and enhancements thereto. In the year ended December 31, 1997 the Company has not received any revenues for Balanced Scorecard and no material amounts have been expended. The introduction of Balanced Scorecard represents an initial step in the Company's shift to "solutions-based" product offerings.

    Revenues from Gentia consist of license revenues as well as related software maintenance and support, training and consulting revenues. The sales cycle for a typical Gentia sale, from initial customer contact through product evaluation, contract negotiation and signing, ranges from two to six months. License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. Maintenance and support revenues, including the element of licensing fees attributable to the initial warranty period, consist of fees for ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed. See Note 3 of Notes to Consolidated Financial Statements.

    Cost of license revenues consist primarily of commission to third parties, product packaging, documentation and production costs together with any fees payable in respect of software products embedded in the Gentia software. Costs of services and other revenues consist primarily of customer support costs, consulting costs and certain development licensing costs which are generally expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements. Cost of license revenues have been, and are expected to continue to be, quite low in relation to license revenues. The Company's gross profit is significantly higher on license revenues than on services and other revenues. As a result, the mix of revenues during a period can have a significant impact on the Company's profitability for that period. For example, in the year ended December 31, 1997, the Company's gross profit on $14,985,000 of license revenues was 92.1% and its gross profit on $12,186,000 of services and other revenues was 44.2%. The Company's total gross profit for that period was $19,192,000 or 70.6% of total revenues. If the amounts of license revenues and services and other revenues for that period had been reversed (and the ratios of costs to revenues had remained unchanged), the Company's gross profit for the period would have been $17,850,000 or 65.7%.

    The price of a Gentia license depends in part upon the number of users contracted for by the customer. Therefore, license revenues depend not only on the number of licenses sold but also on the type of license. The average price of Gentia licenses sold has increased from approximately $105,000 for the year ended December 31, 1996 to approximately $136,000 for the year ended December 31, 1997.

    Sales and marketing expenses consist primarily of personnel costs, including sales commissions, of all personnel involved in the sales process, as well as costs of advertising, public relations, seminars and trade shows. Research and development expenses, which are expensed as incurred, consist primarily of salaries and other personnel-related expenses, depreciation of development equipment and supplies and occupancy costs related to the Company's dedicated research facilities. General and administrative expenses consist primarily of personnel costs for finance, MIS, human resources and general management, as well as insurance and professional expenses. Other income (expense) represents the net of interest income, interest expense and foreign exchange gains or losses.

    Since 1992, the Company has invested significant resources in developing its Gentia software, as well as in developing its worldwide sales and marketing organization. Total employees have increased from 54 as of April 1, 1994 to 201 as of December 31, 1997, primarily due to the growth of direct sales and support functions, as well as in research and development. As a result, since 1993 the Company's operating expenses have increased in absolute dollar amounts. See Item 1 - "Descriptions of Business - Sales and Marketing". The Company intends to continue to hire additional sales, support and marketing personnel and to increase its promotion and advertising expenditures, particularly in the United States.

    Although the Company has experienced growth in total revenues in recent years, there can be no assurance that such growth is sustainable. The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels are below expectations, net income is likely to be disproportionately affected. There can be no assurance that the Company will be profitable on a quarterly or annual basis. See "-Selected Quarterly Operating Results" and Item 1 - "Description of Business Business Factors - Fluctuations in Quarterly Results."

    The U.S. dollar is the functional currency of the Company as it is the currency of the principal economic environment in which the Company conducts its operations. Transactions in foreign currencies are translated into U.S. dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the balance sheet date. All differences are taken to the consolidated statement of operations.

    Results of operations of the Company's subsidiaries which have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities of such subsidiaries are translated using exchange rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity. Fluctuations in exchange rates will affect period to period comparisons of the Company's reported results of operations. See Item 1 - "Description of Business - Business Factors - Currency Fluctuations."

Results of Operations

    The following table sets forth the percentage of total revenues represented by the respective line items in the Company's Consolidated Statements of Operations for the periods indicated.

                                                        Nine Months
                                          Year Ended       Ended               Year Ended
                                           March 31,     December 31,          December 31,
                                    ------------------   ------------  ----------------------------
                                      1994      1995        1995        1995      1996       1997
                                    -------   --------   ---------     ------    ------     -------
                                                                     (unaudited)
Revenues:
  License fees ...................     48.3%     59.1%      61.0%      62.4%      64.9%      55.2%
  Services and other .............     51.7      40.9       39.0       37.6       35.1       44.8
                                      ------    ------    -------     ------     ------     ------
     Total revenues ..............    100.0     100.0      100.0      100.0      100.0      100.0
                                      ------    ------    -------     ------     ------     ------

Cost of revenues:
  License fees ...................      2.1       1.4        0.8        1.1        3.1        4.4
  Services and other .............     16.2      22.8       22.4       21.8       19.0       25.0
                                      ------    ------    -------     ------     ------     ------
     Total cost of revenues ......     18.3      24.2       23.2       22.9       22.1       29.4
                                      ------    ------    -------     ------     ------     ------

Gross profit .....................     81.7      75.8       76.8       77.1       77.9       70.6
                                      ------    ------    -------     ------     ------     ------

Operating expenses:
  Sales and marketing ............     38.6      35.1       34.2       35.4       39.5       52.6
  Research and development .......      9.0      10.3       10.2       10.1       12.3       17.3
  General and administrative .....     34.0      23.4       24.0       22.7       15.2       23.1
  Goodwill amortization ..........       --        --         --         --        0.4        1.4
                                      ------    ------    -------     ------     ------     ------
      Total operating expenses ...     81.6      68.8       68.4       68.2       67.4       94.4
                                      ------    ------    -------     ------     ------     ------

Income (loss) from operations.....      0.1       7.0        8.4        8.9       10.5      (23.8)
Other income (expense) ...........     (1.2)     (0.7)        --       (0.2)       3.7        4.5
                                      ------    ------    -------     ------     ------     ------
Income (loss) before provision for
     income taxes.................     (1.1)      6.3        8.4        8.7       14.2      (19.3)
(Provision) credit for income taxes    (0.3)     (2.4)      (3.0)      (3.2)      (4.7)       4.6
                                      ------    ------    -------     ------     ------     ------
Net income (loss)                      (1.4)%     3.9%       5.4%       5.5%       9.5%     (14.7)%
                                      ======    ======    =======     ======     ======     ======


Year ended December 31, 1997 compared to year ended December 31, 1996

Revenues

    The Company's total revenue increased 4.6% from $26.0 million for the year ended December 31, 1996 to $27.2 million for the year ended December 31, 1997, primarily as a result of an increase in revenues attributable to consulting, maintenance and other services.

    Revenues for the year ended December 31, 1997 were $8.3 million in the United Kingdom, $9.8 million in North America, $1.7 million in Australia and $5.9 million from the rest of Europe and $1.5 million from the rest of the world. Revenues for the year ended December 31, 1996 were $8.9 million in the United Kingdom, $10.2 million in North America, $1.7 million in Australia and $4.0 million from the rest of Europe and $1.2 million from the rest of the world. The decrease in revenues in the United Kingdom and in North America are primarily due to a decrease in license revenues in those regions, which resulted primarily from a shift in product selection approach that the Company believes its customers and potential customers are making from a "purely technology" approach to a "solutions-based" approach. The Company has shifted its product offering emphasis to respond to this shift, by, among other things, entering into the Renaissance Agreement and jointly developing Balanced Scorecard. See "Overview" and Item 1 "Description of Business - General" and "- Industry Background". The increase in revenues in Europe are due to the Company's increased presence in France, Germany, Belgium and the Netherlands.

    License Revenues. License revenues decreased 11.1% from $16.9 million for the year ended December 31, 1996 to $15.0 million for the year ended December 31, 1997 primarily due to the shift in product selection approach of the Company's customers and potential customers that the Company believes has occurred and is continuing, as discussed above. License revenues decreased from 64.9% of total revenues for the year ended December 31, 1996 to 55.2% for the year ended December 31, 1997 for the same reason.

    Services and Other Revenues. Services and other revenues increased 33.9% from $9.1 million in the year ended December 31, 1996 to $12.2 million in the year ended December 31, 1997. This was due to increased maintenance and support revenues, together with increased consulting assignments from the growing Gentia customer base. With the fall in license revenues, services and other revenues increased from 35.1% of total revenues for the year ended December 31, 1996 to 44.8% for the year ended December 31, 1997.

Cost of Revenues

    Cost of License Revenues. Cost of license revenues was $804,000 and $1.2 million in the years ended December 31, 1996 and 1997, respectively, representing 3.1% and 4.3% of revenues for those periods. The increase was primarily due to the increased amount of commission payable to third parties.

    Cost of Services and Other Revenues. Cost of services and other revenues was $4.9 million and $6.8 million in the years ended December 31, 1996, and 1997, respectively, representing 19.0% and 25.0% of total revenues for those periods. The percentage increase is due to a slower growth in license revenue.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased by 39.3% from $10.3 million for the year ended December 31, 1996 to $14.3 million for the year ended December 31, 1997. This increase reflected the expansion of the Company's sales and marketing organization, particularly in the United States. The Company expects these expenses to continue to rise as a result of its continued investment in sales and marketing, together with the expansion of its geographical coverage. As a percentage of total revenues, sales and marketing expenses increased from 39.5% to 52.7% of total revenues for the years ended December 31, 1996 and 1997, respectively.

    Research and Development. Research and development expenses increased by 47.5% from $3.2 million for the year ended December 31, 1996 to $4.7 million for the year ended December 31, 1997. This increase was attributable to a general increase in research expenditure, including the addition of twelve people to the Company's technical and research staff. As a percentage of total revenues, research and development expenses were 12.3% and 17.3% of total revenues for the years ended December 31, 1996 and 1997, respectively. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development, which will continue to be expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    General and Administrative. General and administrative expenses increased 59.9% from $3.9 million for the year ended December 31, 1996 to $6.3 million for the year ended December 31, 1997. Expenses increased due to an increase in the Company's bad debt reserve of $1.3 million due to a more conservative approach in evaluating receivables and increased staffing and administrative costs necessary to manage and support the Company's continued geographic expansion. General and administrative expenses represented 15.2% and 23.1% of total revenues for the years ended December 31, 1996 and 1997, respectively. Excluding the bad debt charge for the year, general and administrative costs increased 22.3% over the year ended December 31, 1996. The Company believes that its general and administrative expenses will continue to increase in fiscal 1998, as the Company expands its administrative staff, adds infrastructure throughout the world and incurs continuing costs related to being a public company.

    Income (Loss) from Operations

    The loss from operations for the year ended December 31, 1997 was $6.5 million, comprising a loss from operations of $1.5 million in the United Kingdom, $4.2 million in North America and income from operations of $91,000 in Australia, $491,000 in the rest of Europe and $71,000 in the rest of the world. Income from operations for the year ended December 31, 1996 was $2.7 million, comprising income from operations of $2.4 million in the United Kingdom; $556,000 in North America, $1,000 in Australia, $609,000 in the rest of Europe and $448,000 in the rest of the world. The change from a profit to a loss in the United Kingdom was primarily due to a decrease in revenue in UK operations, including reduced royalty income, as well as increased research expenditure. The change from a profit to a loss in North America was primarily due to a decrease in revenue in North American operations, as well as an increase in sales, marketing and ancillary administration costs in that area. The decrease in profitability in the rest of Europe and the rest of the world relate to ongoing costs of acquisition, and development of companies acquired over the last two years, such as, the acquisitions of the Company's distributors or their businesses in Belgium, Holland, France, Germany and South Africa, and expansion related thereto.

    Other Income

    Other income was $965,000 and $1.2 million in years ended December 31, 1996 and 1997, respectively, and relates primarily to interest earned on interest bearing deposits on funds raised by the Company's initial public offering in April 1996. The increase is primarily due to interest receivable on cash deposits for a full year.

    Credit (Provision) for Income Taxes

    The provision for income taxes was $1.2 million in the year ended December 31, 1996, and a $1.2 million credit in the year ended December 31, 1997, representing 33.0% and 23.8% of income (loss) before provision for income taxes for those periods.

Year ended December 31, 1996 compared to year ended December 31, 1995

Revenues

    The Company's total revenue increased 58.4% from $16.4 million for the year ended December 31, 1995 to $26.0 million for the year ended December 31, 1996, primarily as a result of an increase in the number and average size of licenses sold and increased consulting, maintenance and other services, reflecting increased acceptance of Gentia and expansion of the Company's direct sales and support organization.

    Revenues for the year ended December 31, 1996 were $8.9 million in the United Kingdom, $10.2 million in North America, $1.7 million in Australia and $5.2 million from the rest of the world, (predominantly from Europe and including $622,000 of export sales from the United Kingdom). Revenues for the year ended December 31, 1995 were $7.3 million in the United Kingdom, $6.1 million in North America, $820,000 in Australia and $2.1 million from the rest of the world (predominantly from Europe and including $1.6 million of export sales from the United Kingdom). The Company has experienced growth in all its major markets, particularly North America and Europe (excluding the United Kingdom). These increased revenues are primarily as a result of increased worldwide acceptance of Gentia and increased consulting and maintenance services related thereto.

    License Revenues: License revenues increased 64.9% from $10.2 million for the year ended December 31, 1995 to $16.9 million for the year ended December 31, 1996 primarily due to the higher sales of Gentia. License revenues increased from 62.4% of total revenues for the year ended December 31, 1995 to 64.9% for the year ended December 31, 1996 primarily due to the increased number and average size of Gentia licenses sold.

    Services and Other Revenues: Services and other revenues increased 47.7% from $6.2 million in the year ended December 31, 1995 to $9.1 million in the year ended December 31, 1996. This was largely due to increased maintenance and support revenues together with increased consulting assignments from the growing Gentia customer base.

Cost of Revenues

    Cost of License Revenues. Cost of license revenues was $171,000 and $804,000 in the years ended December 31, 1995 and 1996, respectively, representing 1.1% and 3.1% of revenues for those periods. The increase was primarily due to the payment of introduction fees on two contracts.

    Cost of Services and Other Revenues. Cost of services and other revenues was $3.6 million and $4.9 million in the years ended December 31, 1995, and 1996, respectively, representing 21.8% and 19.0% of total revenues for those periods. The decrease is due to the faster growth of license revenue over other revenue and improved margins relating to consultancy revenues.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased by 77.1% from $5.8 million for the year ended December 31, 1995 to $10.3 million for the year ended December 31, 1996. This increase reflected the hiring of additional sales and marketing personnel in connection with the expansion of the Company's sales organization as well as higher sales commissions associated with increased sales volume. As a percentage of total revenues, sales and marketing expenses increased from 35.4% to 39.5% of total revenues for the years ended December 31, 1995 and 1996 respectively.

    Research and Development. Research and development expenses increased by 91.5% from $1.7 million for the year ended December 31, 1995 to $3.2 million for the year ended December 31, 1996. This increase was primarily attributable to the addition of twenty seven people to the Company's technical and research staff. As a percentage of total revenues, research and development expenses were 10.1% and 12.3% of total revenues for the years ended December 31, 1995 and 1996 respectively. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development and that research and development costs will be expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    General and Administrative. General and administrative expenses increased 5.8% from $3.7 million for the year ended December 31, 1995 to $3.9 million for the year ended December 31, 1996. Expenses increased slightly due to the increased staffing and administrative costs necessary to manage and support the Company's current and anticipated growth. In addition, in the year ended December 31, 1996, the Company provided an additional $188,000 against accounts receivable to cover potential bad debts. General and administrative expenses represented 22.6% and 15.2% of total revenues for the years ended December 31, 1995 and 1996, respectively. The Company believes that its general and administrative expenses will continue to increase in absolute dollar amounts in fiscal 1997, as the Company expands its administrative staff, adds infrastructure on a global basis and incurs additional costs related to being a public company, but that as a percentage of total revenue such expenses will continue to fall.

    Income from Operations

    Income from operations for the year ended December 31, 1996 was $2.4 million in the United Kingdom, $586,000 in North America, $1,000 in Australia and $1.1 million in the rest of the world. Income from operations for the year ended December 31, 1995 was $2.1 million in the United Kingdom; a loss of $4,000 in North America, breakeven in Australia and a loss of $7,000 in the rest of the world. The increase in profitability in the United Kingdom was due to the receipt of additional intra-company royalties. The change from a loss to a profit in North America was due to additional sales in that area. The change from a loss to a profit in the rest of the world was due to the Company's increased presence in other countries due to acquisitions in South Africa, Belgium, the Netherlands, the setting up of companies in Hong Kong and Germany and new distribution agreements.

    Other Income (Expense)

    Other income (expense) was $(45,000) and $965,000 in years ended December 31, 1995 and 1996, respectively, and relates primarily to interest earned (paid) on interest bearing deposits (overdrafts). The increase in income was due to significant interest income received on funds raised by the Company's initial public offering in April 1996.

    Provision for Income Taxes

    The provision for income taxes was $521,000 and $1.2 million in the years ended December 31, 1995 and 1996, respectively, representing 36.7% and 33.0% of income before provision for income taxes for those periods. This decrease reflected the wider geographical spread of earnings during the year and improved tax management.

Selected Quarterly Operating Results

    The following tables set forth certain unaudited quarterly consolidated statement of operations data for each quarter of the year ended December 31, 1996 and the year ended December 31, 1997, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This unaudited quarterly financial information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments that in the opinion of the Company are necessary for a reasonable presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto appearing elsewhere in this report. The Company's quarterly results have in the past and may in the future be subject to fluctuations. As a result, the Company believes that results of operations for the interim periods should not be relied upon as any indication of the results to be expected for any future period.

                                                                   Quarter Ended
                                -------------------------------------------------------------------------------------
                                 Mar 31,    June 30,   Sept 30,   Dec 31,    Mar 31,   June 30,  Sept 30,   Dec 31,
                                  1996        1996       1996      1996       1997       1997      1997       1997
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
                                                              (in thousands of US Dollars)
Consolidated Statement of
Operations Data:
Revenues:
     License .................    $3,313      $3,966     $4,091    $5,491     $3,956     $5,018    $3,796     $2,215
     Services and other ......     1,890       2,138      2,327     2,749      3,045      3,088     2,745      3,308
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
          Total revenues .....     5,203       6,104      6,418     8,240      7,001      8,106     6,541      5,523
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Cost of Revenues:
     License .................       102         109        388       205        167        116       751        145
     Services and other.......     1,032       1,275      1,218     1,412      1,515      1,662     1,729      1,894
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
       Total cost of revenues.     1,134       1,384      1,606     1,617      1,682      1,778     2,480      2,309
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Gross profit..................     4,069       4,720      4,812     6,623      5,319      6,328     4,061      3,484
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Operating expenses:
     Sales and marketing .....     2,067       2,314      2,405     3,485      3,114      3,591     3,719      3,884
     Research and development        597         775        794     1,019      1,215      1,005     1,187      1,291
     General and administrative      885         989        962     1,090      1,117      1,163     1,456      2,543
     Goodwill amortization ...        --          --         35        87         88         91        90        103
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
       Total operating expenses    3,549       4,078      4,196     5,681      5,534      5,850     6,452      7,821
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Income (loss) from operations        520         642        616      942        (215)       478    (2,391)    (4,337)
Other (expense) income .......        (2)        269        376      322         303        295       287        350
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
Income (loss)  before  provision
 for income taxes ............       518         911        992    1,264          88        773    (2,104)    (3,987)
(Provision) credit for income
 taxes .......................      (192)       (337)      (367)    (320)        (29)      (229)      631        874
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
Net income (loss).............     $ 326       $ 574      $ 625    $ 944        $ 59      $ 544   $(1,473)  $ (3,113)
                                ========== =========== ========= ========== ========== ========= ========== =========


    The following table sets forth, as a percentage of revenues, certain line items in the Company's Consolidated Statement of Operations for the periods indicated:

                                                                   Quarter Ended
                                -------------------------------------------------------------------------------------
                                 Mar 31,    June 30,   Sept 30,   Dec 31,    Mar 31,   June 30,  Sept 30,   Dec 31,
                                  1996        1996       1996      1996       1997       1997      1997       1997
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
Revenues:
     License .................     63.7%      65.0%       63.7%     66.6%      56.5%     61.9%      58.0%     40.1%
     Services and other ......     36.3       35.0        36.3      33.4       45.5      38.1       42.0      59.9
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
       Total revenues ........    100.0      100.0       100.0     100.0      100.0     100.0      100.0     100.0
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Cost of Revenues:
     License .................      2.0        1.8         6.0       2.5        2.4       1.4       11.5       2.6
     Services and other.......     19.8       20.9        19.0      17.1       21.6      20.5       26.4      34.3
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
       Total cost of  revenues     21.8       22.7        25.0      19.6       24.0      21.9       37.9      36.9
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Gross profit .................     78.2       77.3        75.0      80.4       76.0      78.1       62.1      63.1
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Operating expenses:
     Sales and marketing .....     39.7       37.9        37.5      42.3       44.4      44.3       56.9      70.3
     Research and development.     11.5       12.7        12.4      12.4       17.4      12.4       18.1      23.4
     General and administrative    17.0       16.2        15.0      13.2       16.0      14.4       22.2      46.0
     Goodwill amortization           --         --         0.5       1.0        1.2       1.1        1.4       1.9
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
       Total operating expenses    68.2       66.8        65.4      68.9       79.0      72.2       98.6     141.6
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------

Income (loss) from  operations     10.0       10.5         9.6      11.5       (3.0)      5.9      (36.5)    (78.5)
Other (expense) income .......       --        4.4         5.8       3.9        4.3       3.6        4.3       6.3
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
Income (loss) before provision
 for income taxes ............     10.0       14.9        15.4      15.4        1.3       9.5      (32.2)    (72.2)
(Provision) credit for income
 taxes .......................     (3.7)      (5.5)       (5.7)     (3.9)      (0.4)     (2.8)       9.7      15.8
                                ---------- ----------- --------- ---------- ---------- --------- ---------- ---------
Net income (loss).............      6.3%       9.4%        9.7%     11.5%       0.9%     6.7%       22.5%    (56.4%)
                                ========== =========== ========= ========== ========== ========= ========== =========

     The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for Gentia, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of Gentia on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to Gentia or new products such as Balanced Scorecard or enhancements to products of its competitors (and customer order deferrals in anticipation thereof), the timing of revenue recognition under the Company's agreements, the impact of acquisitions by the Company and its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

Liquidity and Capital Resources

    The Company used cash of $3.0 million in its operating activities in the year ended December 31, 1997 and generated cash of $1.1 million in the year ended December 31, 1996. On April 30, 1996, the Company completed an initial public offering of 3,450,000 ADSs, representing 3,450,000 Ordinary Shares at $16.00 per share, of which 2,000,000 shares were sold by the Company and 1,450,000 were sold by certain shareholders.

    In September 1997, the Company acquired the business goodwill from its exclusive distributor in France, and commenced its own operations via a wholly owned subsidiary in France. The acquisition was accounted for under the purchase method and resulted in approximately $465,000 being allocated to goodwill.

    An additional $121,000 of goodwill was recorded relating to costs on prior year acquisitions.

    Goodwill and intangible assets acquired in respect of acquisitions accounted for under the purchase method are amortized over their estimated useful life of 10 years.

    The Company's investing activities for the year ended December 31, 1997, in addition to the acquisition, consisted of purchases of property and equipment, primarily computer equipment and office furniture and equipment, amounted to $1.1 million, compared to the $1.4 million, for the year ended December 31, 1996.

    Primarily as a result of losses over the year, the Company's cash decreased from $25.2 million at December 31, 1996 to $20.3 million at December 31, 1997; the Company's working capital decreased from $26.7 million at December 31, 1996 to $22.1 million; and the Company's total assets decreased from $41.6 million at December 31, 1996 to $36.3 million at December 31, 1997.

    As of December 31, 1997, the Company had no material commitments to make any capital expenditure. The Company's principal commitments consist of non-cancelable operating leases and capital lease agreements as detailed in Note 9 of Notes to Consolidated Financial Statements.

    The Company believes that the net proceeds from the April 1996 initial public offering, together with its current cash and the cash flows generated by operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months to December 31, 1998. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or other securities or obtain credit facilities. The sale of additional equity or other securities convertible or exchangeable into equity could result in dilution to holders of Ordinary Shares or ADSs. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies.

    In May 1998, the Company acquired the issued share capital of Technical and Computer Management Services Ltd/("TCMS Ltd"), a U.K. Company, and its subsidiary Technical and Computer Management Services LLC ("TCMS LLC") in consideration of cash and Ordinary Shares with a combined value at approximately $2.0 million. TCMS Ltd is a technical consulting firm in both the U.S. and U.K. with extensive experience in the implementation of enterprise-wide, web-based analytical applications using Gentia technology.

    The Company's accounts receivable are relatively high in terms of revenues, due in part to the inclusion in accounts receivable of deferred revenues invoiced in advance. The Company is continually reviewing its credit control procedures with a view to improving receivables collections and has increased its bad debt reserve for the year ended December 31, 1997 by $1.3 million.

    There was no significant impact as a result of inflation on the Company's operations during 1995, 1996 or 1997.

Item 9a.   Quantitative and Qualitative Disclosures About Market Risk

    Not Applicable.

Item 10.  Directors and Officers of Registrant

    The directors and executive officers of the Company, and their respective ages and positions as of December 31, 1997 are as follows:

Name                                              Age          Position
----                                              ---          --------
Directors

Paul R.  Rolph..............................      54           Chief Executive Officer and Chairman of the Board
George F. Sprenkle..........................      42           Chief Financial Officer and Director
Timothy S. Jones ...........................      43           Chief Technology Officer and  Director
Paul T. Martin .............................      37           Development Director
Scott G. Silk ..............................      40           Sales and Marketing Director
R. Alan Wallman ............................      52           Founder and Non-executive Director
Anthony K. Fox .............................      42           Non-executive Director
James R.H. Buchanan ........................      41           Non-executive Director

Officers

David P. Holden.............................      39           Company Secretary and Group Financial Controller
Stephen J. Hill ............................      42           Vice President - Europe, Middle East and Africa
Ian W. Rawlings.............................      39           Vice President


    Mr. Rolph joined the Company in 1991 as Chief Executive Officer and Director. He became Chairman of the Board of Directors on March 7, 1996. Mr. Rolph has over 25 years experience with software companies in the United States, Europe and Asia, including over ten years experience in project management software. From 1986 to 1988, Mr. Rolph served as President of Metier Management Systems, Inc. and as a Director of Lockheed Information Systems Group.

    Mr. Sprenkle joined the Company in October 1997 as Chief Financial Officer. Prior to joining the Company he held various senior positions at Unisys Corporation, including Director of Change Management, Director of Worldwide Accounting and Director of Technology Application.

    Mr. Jones joined the Company as Development Director in 1992. From 1982 to 1992, Mr. Jones was Research Manager for Metier Management Systems, Inc., where he was responsible for high performance database design, parallel processing research and object-orientated design and programming techniques. In September 1997 he was appointed the Company's Chief Technical Officer.

    Mr. Martin has been working in the Decision Support/OLAP industry for more than 15 years. Having served at ICL, ultimately as manager of the Decision Support Unit, he joined the Company in 1989. In 1993 he was promoted to UK Managing Director and in 1996 he was asked to lead the product management team. In September 1997 he was appointed Development Director responsible for the co-ordination of the Company's product strategy.

    Mr. Silk joined the Company in January 1997 from Actium Corporation and is responsible for the co-ordination of worldwide sales marketing and channel development. Mr Silk has held a number of posts at Unisys and from 1994 to 1995, he served as Vice President of worldwide software sales and marketing.

    Mr. Wallman founded the Company in 1983 and was Chairman of the Board of Directors until March 7, 1996. Prior to founding the Company, Mr. Wallman had over 15 years of experience in the technology industry in both technical product development and senior management positions.

    Mr. Fox joined the Company in November 1995 as Chief Financial Officer, having been a Director since September 1995. Prior to joining the Company, he held posts from 1988 to 1995 as Chief Executive Officer and Group Finance Director of Cathay International Holdings plc, a company listed on the London Stock Exchange. Prior to that he was Group Finance Director and then Managing Director of the Asian operations of Metier Management Systems, Inc. Mr. Fox is a member of the Institute of Chartered Accountants in England and Wales and the U.K. Chartered Institute of Taxation. In October 1997, Mr. Fox accepted a senior position with Kingfisher plc but remains a non-executive Director of the Company.

    Mr. Buchanan has been a director of the Company since February 28, 1996. Since 1981, Mr. Buchanan has served as Chairman of Hamilton Brothers Limited, a financial services company. He currently serves as a non-executive chairman for Cathay International Holdings plc. Mr. Buchanan is a member of the Institute of Chartered Accountants in England and Wales.

    Mr. Holden joined the Company in March 1996 as Group Financial Controller, having previously assisted the Company in connection with the Company's Initial Public Offering. Prior to joining the Company, Mr. Holden has worked in both the U.S. and the U.K. and has held a number of senior financial positions with publicly held companies. He was appointed Company Secretary in October 1997. Mr. Holden is a member of the Institute of Chartered Accountants in England and Wales.

    Mr. Hill joined the Company in December 1997 as Vice President (EMEA) from Interleaf, where he had been Vice President of International Sales. He is responsible for sales, marketing and channel development within Europe, the Middle East and Africa. Prior to 1993 he was employed at Oracle (UK), most recently as General Manager, and prior to 1987 was employed at Comshare (UK).

    Mr. Rawlings joined the Company in June 1992 from Pilot Software. From November 1992 to December 1993 he was Group Product Marketing Manager responsible for the introduction of Gentia to the marketplace and in December 1993 was appointed Group Marketing Director. Since 1997, he has been concentrating on product development.

    All directors hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified. The officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.

    The Compensation Committee of the Board of Directors consists of Messrs. Rolph, Sprenkle and Buchanan. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company, and administers the incentive compensation and benefit plans of the Company.

    The Audit Committee of the Board of Directors consists of Messrs. Wallman and Buchanan. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

Item 11.      Compensation of Directors and Officers

    The aggregate amount of compensation paid by the Company to all of its directors and officers, 11 persons as a group, for the year ended December 31, 1997, compared to six persons for the year ended December 31, 1996, was $924,000, compared to $429,000 for the year ended December 31, 1996. The Chairman, who was the highest paid director, received $314,000. In addition, payments of $285,000 were made to companies in which two directors held an interest for services rendered and costs related thereto. These amounts do not include amounts received by such persons pursuant to the 1994 Plan and the 1996 Plan (each as defined). See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries".

    The aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for officers and directors of the Company for the year ended December 31, 1997 was $18,000. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

Item 12.      Options to Purchase Securities from Registrant or Subsidiaries

    In 1994, the Company adopted an Employee Share Option Scheme (the "1994 Plan") pursuant to which the Board of Directors (or a committee thereof) may grant options to purchase Ordinary Shares to certain directors or employees of the Company or its subsidiaries for the purchase of Ordinary Shares. The option prices may not be less than the market value of the Ordinary Shares on the dates of the option grants.

    As of December 31, 1997, options under the 1994 Plan for the purchase of 1,293,333 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.35 to $0.99) per share, payable in pounds sterling. The December 31, 1997 exchange rate of $1.6454 to (pound)1.00 has been used for purposes of calculating the dollar value of these exercise prices. All options vest three years from date of grant and expire seven years from date of grant; expiration dates range from August 1999 to October 2002. As of December 31, 1997, options under the 1994 Plan for the purchase of 721,668 Ordinary Shares were held by all directors and executive officers of the Company as a group. See Note 6 of Notes to Consolidated Financial Statements.




    As of May 31, 1998, options under the 1994 Plan for the purchase of 1,245,000 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.34 to $0.98) per share, payable in pounds sterling. The May 31, 1998 exchange rate of $1.6307 to (pound)1.00 has been used for purposes of calculating the dollar value of these exercise prices. As of May 31, 1998 options under the 1994 Plan for the purchase of 721,668 Ordinary Shares were held by all directors and executive officers of the Company as a group.

    The Company's 1996 Equity Incentive Plan (the "1996 Plan") is intended to serve as the successor equity incentive program to the Company's 1994 Plan. Under the 1996 Plan, the Compensation Committee may grant options to purchase Ordinary Shares and make other restricted stock grants to directors, employees and other persons providing services to the Company, for up to an aggregate of 2,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the Ordinary Shares on the date of grant. The 1996 Plan was adopted by the Board of Directors and approved by shareholders on March 7, 1996. As of December 31, 1997, options under the 1996 Plan for the purchase of 1,594,600 Ordinary Shares were outstanding at exercise prices ranging from $3.00 to $12.50 per share, payable in U.S. dollars. All such options vest (i) for non-executive directors, 50% on December 31 of each year following the date of grant and 50% on the following December 31, (ii) for employees and executive directors, 25% on December 31 of each year following the date of grant; and (iii) for service providers, approximately 4.1% at the end of each month beginning at the end of the first full month after the date of grant, and such options expire between five and seven years from date of grant, the latest of which expire on August 26, 2004. As of December 31, 1997, options under the 1996 Plan for the purchase of 305,000 Ordinary Shares were held by all directors and executive officers of the Company as a group. See Note 6 of Notes to Consolidated Financial Statements.

    As of May 31 1998, options under the 1996 Plan for the purchase of 1,976,975 Ordinary Shares were outstanding at an exercise price from $3.00 to $12.50 per share, payable in U.S. dollars. As of May 31, 1998, options under the 1996 Plan for the purchase of 492,750 Ordinary Shares were held by all directors and executive officers of the Company as a group.

    The number of Ordinary Shares underlying options held by the Company's directors as at December 31, 1997 and December 31, 1996 (or appointment), which are disclosed in the Company's UK statutory accounts, are as follows:


                       At 31 December 1997      At 31 December 1996
                       -------------------      -------------------

    P R Rolph                473,334                  473,334
    A K Fox                   16,000                   16,000
    J R H Buchanan            16,000                   16,000
    G F Sprenkle              50,000                       --  (at appointment)
    S G Silk                 150,000                       --  (at appointment)
    P T Martin               105,334                  105,334  (at appointment)
    T S Jones                     --                  300,000


Grant of Options for Non-Employee Directors

    In connection with the adoption of the 1996 Plan on March 7, 1996, the Board of Directors of the Company voted that persons who are not employees of the Company and who either were directors on that date (with the exception of R. Alan Wallman, a founder of the Company) or who subsequently become directors of the Company ("Eligible Directors") will each receive options under the 1996 Plan for 16,000 Ordinary Shares effective upon the later of the adoption of the Plan or their election as directors. As long as each Eligible Director continues to serve as a director, his or her option will vest as to one-half of such shares on December 31 of each first year of service, and the remaining one-half on December 31 of the following year. All of such options have a term of five years and an exercise price equal to the fair market value of the Ordinary Shares on the date of grant. The Company's Board of Directors may amend or terminate this arrangement for Eligible Directors at any future time.

Item 13.      Interest of Management in Certain Transactions

              None.

                                     PART II

Item 14.      Description of Securities to be Registered

                  Not Applicable.


                                    PART III

Item 15.      Defaults Upon Senior Securities

                  None.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

                  None.


                                     PART IV

Item 17.      Financial Statements

                  Not Applicable.

Item 18.      Financial Statements

                  See pages F-1 through F-18 and page S-1 incorporated herein by reference.

Item 19.      Financial Statements and Exhibits

              a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this annual report.
                                                                           Page
                                                                           ----

                  Report of Independent Auditors .........................  F-1

                  Consolidated Balance Sheets as of
                  December 31, 1997 and 1996 .............................. F-2

                  Consolidated Statements of Operations
                  for the years ended December 31, 1997, 1996 and 1995 (unaudited), and the nine months ended December 31, 1995 F-3

                  Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1997, 1996 and the nine months ended December 31, 1995 ................. F-4

                  Consolidated Statements of Cash Flows
                  for the years ended December 31, 1997, 1996 and 1995 (unaudited), and the nine months ended December 31, 1995. F-5

                  Notes to Consolidated Financial Statements .............. F-6

                  Schedule II - Valuation and Qualifying Accounts (all other schedules are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto) .......... S-1

              b)  Exhibits

                  None.

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Gentia Software plc

        By:







        -------------------------------------

        George F Sprenkle
        Chief Financial Officer




Dated:        _______________, 1998

                               GENTIA SOFTWARE plc

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----

     Report of Independent Auditors ......................................  F-1

     Consolidated Balance Sheets as of December 31, 1997 and 1996 ......... F-2

     Consolidated Statements of Operations
     for the years ended December 31, 1997, 1996 and 1995 (unaudited), and the nine months ended December 31, 1995........................... F-3

     Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 1997, 1996 and
     the nine months ended December 31, 1995............................... F-4

     Consolidated Statements of Cash Flows
     for the years ended December 31, 1997, 1996 and 1995 (unaudited), and the nine months ended December 31, 1995........................... F-5

     Notes to Consolidated Financial Statements ........................... F-6

     Schedule II - Valuation and Qualifying Accounts (all other schedules are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto) ............................................................. S-1

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Gentia Software plc


     We have audited the accompanying consolidated balance sheets of Gentia Software plc as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 1997 and 1996 and the nine month period ended December 31, 1995. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentia Software plc at December 31, 1997 and 1996, and the consolidated results of its operations and its consolidated cash flows for the years ended December 31, 1997, 1996 and the nine months ended December 31, 1995, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.






                                                       ERNST & YOUNG
                                                       Chartered Accountants



London, England
June 29, 1998

                               GENTIA SOFTWARE plc

                           CONSOLIDATED BALANCE SHEETS
         (in thousands of U.S. Dollars, except share and per share data)


                                      ASSETS

                                                                                             December 31,
                                                                                        ---------------------
                                                                                          1997         1996
                                                                                        --------     --------
Current assets
      Cash  ........................................................................... $20,332      $25,228
      Accounts receivable, net of allowance $1,819 (1996: $478) .......................   7,758        9,953
      Prepaid expenses ................................................................   1,921          821
      Current portion of deferred tax assets ..........................................     285           --
                                                                                        --------     --------
         Total current assets .........................................................  30,296       36,002
      Property and equipment, net .....................................................   2,037        2,013
      Goodwill on acquisitions, net of amortization $494 (1996: $122) .................   3,602        3,388
      Long-term portion of deferred tax assets ........................................     459          148
                                                                                        --------     --------
              Total assets ............................................................ $36,394      $41,551
                                                                                        ========     ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Current portion of lease obligations ............................................ $   105      $   194
      Accounts payable ................................................................   1,743        1,648
      Taxes payable ...................................................................      --        1,373
      Accrued liabilities .............................................................   1,337        1,778
      Deferred revenue ................................................................   3,630        2,969
      Other accounts payable ..........................................................   1,337        1,331
                                                                                        --------     --------
              Total current liabilities ...............................................   8,152        9,293
                                                                                        --------     --------

Non-current liabilities
      Deferred taxation ...............................................................     274           29
      Long-term portion of lease obligations ..........................................     109          225
                                                                                        --------     --------
             Total non-current liabilities ............................................     383          254
                                                                                        --------     --------
             Total liabilities ........................................................   8,535        9,547
                                                                                        --------     --------

Shareholders' equity
      Preference Shares (pound)1.00 par value:
       2,000,000  shares authorized, none issued and outstanding .....................       --           --
      Ordinary Shares, 15p par value:
       30,000,000 shares authorized, 9,609,751 issued and outstanding at
       December 31, 1997 (1996: 8,999,167) ...........................................    2,300        2,152
Additional paid-in capital ...........................................................   27,406       27,182
Retained earnings ....................................................................   (1,236)       2,747
Cumulative translation adjustment ....................................................     (611)         (77)
                                                                                        --------     --------
       Total shareholders' equity ....................................................   27,859       32,004
                                                                                        --------     --------
       Total liabilities and shareholders' equity ....................................  $36,394      $41,551
                                                                                        ========     ========





         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE plc

                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (in thousands of U.S. Dollars, except share and per share data)




                                                                                                      Nine Months
                                                                        Year Ended                       Ended
                                                                       December 31,                   December 31,
                                                      -----------------------------------------       -----------
                                                        1997          1996             1995              1995
                                                      ---------    -----------      -----------       -----------
                                                                                    (unaudited)
Revenues:
            License..............................      $ 14,985    $    16,861       $   10,227       $    7,657
            Services and other...................        12,186          9,104            6,163            4,918
                                                       --------    -----------       ----------       ----------
                   Total revenues................        27,171         25,965           16,390           12,575
                                                       --------    -----------       ----------       ----------

Cost of revenues:
            License..............................         1,179            804              171              103
            Services and other...................         6,800          4,937            3,580            2,816
                                                       --------    -----------       ----------       ----------
                  Total cost of revenues.........         7,979          5,741            3,751            2,919
                                                       --------    -----------       ----------       ----------
Gross profit.....................................        19,192         20,224           12,639            9,656
                                                       --------    -----------       ----------       ----------

Operating expenses:
            Sales and marketing..................        14,308         10,271            5,801            4,301
            Research and development.............         4,698          3,185            1,663            1,284
            General and administrative...........         6,279          3,926            3,711            3,017
            Goodwill amortization................           372            122               --               --
                                                       --------    -----------       ----------       ----------
                  Total operating expenses.......        25,657         17,504           11,175            8,602
                                                       --------    -----------       ----------       ----------

Income (loss) from operations....................        (6,465)         2,720            1,464            1,054
Other income (expense)...........................         1,235            965              (45)               4
                                                       --------    -----------       ----------       ----------
Income (loss) before provision for
    income  taxes................................        (5,230)         3,685            1,419            1,058
(Provision) credit for income taxes..............         1,247         (1,216)            (521)            (384)
                                                       --------    -----------       ----------       ----------
Net income (loss)................................      $ (3,983)    $    2,469       $      898       $      674
                                                       ========    ===========       ==========       ==========


Net income (loss) per share     - Basic..........      $  (0.44)   $     0.31        $    0.14        $    0.10
                                - Diluted........      $  (0.44)   $     0.24        $    0.12        $    0.09
                                                       ========    ==========        =========        =========

Shares used to compute net income (loss)
                    per share   - Basic.........      9,154,673     7,845,962        6,459,167        6,459,167
                                - Diluted .......     9,154,673    10,491,703        7,186,190        7,340,156
                                                      =========     =========        =========        =========




  The figures for the year ended December 31, 1995 comprise audited results for the nine months ended December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended
                                March 31, 1995.


         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE plc

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands of U.S. Dollars, except share and per share data)


                                          Share Capital
                                       Ordinary Shares of
                                            15p each          Additional                  Cumulative       Total
                                     ------------------------   Paid-in      Retained    Translation   Shareholders'
                                        Shares      Amount    Capital (i)  Earnings (i)   Adjustment      Equity
                                     ------------- ---------- ------------ ------------- ------------- --------------
Balance at April 1, 1995              4,866,667    $ 1,189     $      --       $ (325)      $   15     $         879
     Issuance of shares (net of
        issuance costs of $144) (ii)    877,333        208           648                                         856
     Issuance of shares pursuant to
      exercise of options:
      Employees .....................   364,167         86            33                                         119
      Lucas Holdings Limited (ii)....   351,000         82            34                                         116
      Exchange translation adjustments                                                         (83)              (83)
    Net income ......................                                             674                            674
    Dividends .......................                                             (71)                           (71)
                                      ------------ ---------- ------------ ------------- ------------- --------------
Balance at December 31, 1995 ........  6,459,167    $1,565      $    715    $     278       $  (68)     $      2,490
   Issuance of shares (net of
      issuance costs of $5,710)......  2,000,000       453        25,837                                      26,290
   Issuance of shares pursuant to
       exercise of options:
       Employees ....................    500,000       125            50                                         175
   Issuance of shares pursuant to
        acquisition .................     40,000         9           580                                         589
   Exchange translation  adjustments.                                                           (9)               (9)
   Net income........................                                            2,469                         2,469
                                      ------------ ---------- ------------ ------------- ------------- --------------
Balance at December 31, 1996 ........  8,999,167   $ 2,152      $ 27,182     $   2,747      $  (77)         $ 32,004
    Issuance of shares pursuant to
        exercise of options:
        Employees....................    610,584       148           224                                         372
    Exchange translation adjustments.                                                         (534)             (534)
    Net loss.........................                                           (3,983)                       (3,983)
                                      ------------ ---------- ------------ ------------- ------------- --------------
Balance at December 31, 1997.........  9,609,751   $ 2,300      $ 27,406     $  (1,236)     $ (611)         $ 27,859
                                      ============ ========== ============ ============= ============= ==============


         (i) The amount of shareholders' equity available for distribution to shareholders is the amount of profits determined under U.K. GAAP as distributable in the statutory accounts of the parent company. At December 31, 1997 such distributable profits amounted to $1,825 (1996: $2,329).

        (ii) Pursuant to an agreement with the Company dated September 29, 1995, Lucas Holdings Limited, a Bahamian corporation not previously affiliated with the Company, acquired the equivalent of 877,333 Ordinary Shares for $1,000 and was granted an option to purchase an additional 351,000 shares at $0.33 per share which it exercised on November 1, 1995.

         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE plc

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (in thousands of U.S. Dollars except share and per share data)

                                                                                                         Nine Months
                                                                             Year Ended                     Ended
                                                                            December 31,                December 31,
                                                               --------------------------------------- --------------
                                                                   1997          1996        1995          1995
                                                               ------------- ------------- ----------- --------------
                                                                                          (unaudited)
Cash flows from operating activities
Net income (loss) ..........................................    $  (3,983)     $  2,469       $   898        $   674
Adjustments to reconcile net income to net cash
 provided by operating activities:
      Depreciation and amortization ........................          836           598           248            241
      Goodwill .............................................          372           122            --             --
      Changes in operating assets and liabilities:
          Accounts receivable...............................          854        (6,140)       (1,206)           136
          Provision for bad and doubtful debts .............        1,341           188           262            254
          Supplies..........................................           --            --            42             45
          Prepaid expenses and other assets.................       (1,100)         (439)          113           (125)
          Accounts payable..................................           95         1,102           246             74
          Accrued payroll and related expenses and other
               accrued liabilities..........................       (2,159)        2,188           908             49
          Deferred revenues.................................          661         1,002           362            215
                                                               ------------- ------------- ------------ -------------
Net cash (used in) provided by operating activities.........       (3,083)        1,090         1,873           1,563
                                                               ------------- ------------- ------------ -------------

Cash flows from investing activities
          Proceeds from disposal of property and assets.....           70           104            75              75
          Purchases of property and equipment...............       (1,070)       (1,428)         (849)           (589)
          Costs of acquisitions.............................         (586)       (2,722)           --              --
                                                               ------------- ------------- ------------ -------------
          Net cash used in investing activities.............       (1,586)       (4,046)         (774)           (514)

Cash flows from financing activities
         Dividends paid.....................................           --            --           (71)            (71)
         Net (repayment) of capital lease obligations.......         (205)         (160)          (37)            (36)
         Net proceeds from issuance of shares...............          372        26,464         1,091           1,091
        (Decrease) increase in bank overdraft...............           --          (391)          154            (409)
                                                               ------------- ------------- ------------ -------------
         Net cash provided by financing activities..........          167        25,913         1,137             575

Effect of exchange rate changes on cash.....................         (394)           (9)            1             (64)
                                                               ------------- ------------- ------------ -------------

Net (decrease) increase in cash.............................       (4,896)       22,948         2,237           1,560
Cash at beginning of period.................................       25,228         2,280            43             720
                                                               ------------- ------------- ------------ -------------

Cash at end of period.......................................    $  20,332      $ 25,228      $  2,280        $  2,280
                                                               ============= ============= ============ =============

Supplemental disclosure of cash flow information
     Interest (received) paid, net..........................    $  (1,262)     $   (922)     $     37        $     27
     Taxes paid.............................................    $     477      $    310      $     63        $     63

Non-cash investing and financing activities
     Acquisition of property and equipment through
           capital leases...................................    $      26      $    360      $    199        $    170
     Shares issued for acquisition .........................    $      --      $    590      $     --        $     --



         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (in thousands of U.S. Dollars, except share and per share data)


1.       The Company

         (a)      Business of the Company

                  The Company develops, markets and supports high performance client/server decision support software for the building, deployment and management of enterprise business intelligence applications. Its principal product is marketed under the name Gentia. The Company's revenues are derived from license revenues for its Gentia software as well as software support and maintenance, training and consulting revenues from Gentia licensees. On December 19, 1997, the Company signed a joint development and marketing agreement with Renaissance Solutions Inc ("Renaissance") to jointly develop and market Renaissance Balanced Scorecard powered by Gentia ("Balanced Scorecard"). Information on the Company's operations by geographic area is included in Note 11.

                  Predominantly all of the Company's revenues have been derived from licenses for Gentia and related services and the Company currently expects that Gentia and Balanced Scorecard related revenues, including maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and Balanced Scorecard and enhancements thereto. A decline in demand for, or market acceptance of, Gentia (or Balanced Scorecard) would have a material adverse effect on the Company's business, operating results and financial condition.

         (b)      Incorporation, Reorganization and Basis of Preparation

                  Gentia Software plc (the "Company") was incorporated in England and Wales in September 1993 as Rorycreek Limited and changed its name to Planning Sciences Holdings Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP").

                  In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange of one Ordinary Share of (pound)0.15 par value of the Company for every thirty shares of (pound)0.05 par value in PSP. The acquisition by the Company of PSP has been treated as a combination of entities under common control (the accounting of which is similar to that of a pooling of interests).

                  On March 1, 1996, the Company was re-registered as a public limited company and changed its name to Planning Sciences International plc. On the same date PSP re-registered as a private limited company and changed its name to Impact Information Systems Limited.

                  On July 1, 1997, the Company changed its name to Gentia Software plc to reflect the growth in its software product of the same name.

         (c)      Reorganization of Share Capital

                  On April 30, 1996, the effective date of the initial public offering, the Company reorganized its authorized and issued share capital as follows: its Deferred Shares of 5p each and its "B" Shares of 5p each were converted into "A" Shares of 5p each and all of its "A" Shares of 5p each were consolidated and redesignated as Ordinary Shares of 15p each on the basis of one Ordinary Share for every three "A" Shares. All shares and references thereto in these financial statements have been restated to show the effect of this reorganization.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)



2.       Basis of Financial Statements

         (a)      Change of Fiscal Year

                  In 1995, the Company changed its fiscal year end from March 31 to December 31. Accordingly, these financial statements are presented for the years ended December 31, 1997 and 1996 and for the nine month period ended December 31, 1995. For comparative purposes, unaudited statements of operations and cash flows are also presented for the year ended December 31, 1995. These unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) that in the opinion of the Company are necessary for a fair presentation thereof.

         (b)      Principles of Consolidation

                  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries in the United States, the United Kingdom, France, Germany, the Netherlands, Belgium, Australia, South Africa, Hong Kong and Guernsey. All material inter-company balances and transactions have been eliminated on consolidation.

         (c)      Use of Estimates

                  The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         (d)      Companies Act 1985

                  These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act. Statutory accounts for the years ended December 31, 1997 and 1996, and for the nine-month period ended December 31, 1995 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts have been, and for the year ended December 31, 1997, will be, delivered to the Registrar of Companies for England and Wales.

3.       Significant Accounting Policies

         (a)      Revenue Recognition

                  License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until the obligation has been satisfied.

                  Services and other revenues comprise revenues for support and maintenance services for ongoing support and product updates, training and consulting. Support and maintenance revenues are deferred and recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consultancy are recognized when the services are performed.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)

         (b)      Translation of Financial Statements of Foreign Entities

                  Transactions in foreign currencies are translated into U.S. dollars at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of operations.

                  Results of operations of subsidiaries which have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities are translated using current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

                  Although the Company has no current intentions to pay dividends, were it to pay dividends they would be declared in sterling out of profits available for that purpose as determined under U.K. GAAP and in accordance with the Companies Act.

                  Due to the number of currencies involved, the constantly changing exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. To date, the Company has not undertaken any significant hedging transactions to cover its currency translation exposure.

         (c)      Income Taxes

                  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         (d)      Net Income (Loss) per Share

                  During 1997, the Company adopted SFAS No. 128, "Earnings per Share". SFAS 128 changed the method of computing net income per share from that previously required under the provisions of Accounting Principles Board Opinion No. 15, "Earnings per Share," and requires restatement of all prior periods presented. Under SFAS 128, the Company presents both basic net income per share and diluted net income per share. Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share reflects the per share effect of dilutive stock options and other dilutive common stock equivalents.

         (e)      Property and Equipment

                  Property and equipment, including leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

                  Computer equipment                        -   4 years
                  Furniture, fixtures and office equipment  -   4 years
                  Leasehold improvements                    -   period of lease
                  Motor vehicles                            -   4 years

                  The Company evaluates property and equipment in accordance with SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed of".

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


         (f)      Capital Leases

                  Assets held under capital leases are capitalized in the balance sheet and are depreciated over their useful lives. Depreciation on these assets is combined in the consolidated statements of operations with depreciation on owned assets. The interest element of the rental obligations is charged to the consolidated statements of operations over the period of the lease at the interest rate implicit in the lease.

         (g)      Software Development Costs

                  Software development costs are included in research and development and are expensed as incurred. SFAS No. 86 requires the capitalization of certain software development costs once technological feasibility is established. With respect to Gentia, technological feasibility was achieved when all planning, designing, coding and testing activities were complete. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

         (h)      Pension Costs

                  The Company sponsors and contributes to a number of defined contribution plans. Contributions are charged in the statement of operations as they become payable in accordance with the rules of the plans.

         (i)      Stock Based Compensation

                  The Company uses the intrinsic value method of APB Opinion No. 25 "Accounting for Stock Issued to Employees" for director and employee stock options. The pro forma effect of using the fair value method for such options of SFAS No. 123 is shown in Note 6.

4.       Property and Equipment

         Property and equipment comprises:

                                                                                              December 31,
                                                                                       ---------------------------
                                                                                          1997            1996
                                                                                       -----------     -----------


                     Computer equipment .............................................     $3,236          $2,706
                     Furniture, fixtures and office equipment .......................        792             525
                     Leasehold improvements..........................................        520             515
                     Motor vehicles .................................................        267             318
                                                                                       -----------     -----------
                                                                                           4,815           4,064
                     Less: accumulated depreciation .................................      2,778           2,051
                                                                                       -----------     -----------
                                                                                          $2,037          $2,013
                                                                                       ===========     ===========

5.       Accrued Liabilities

                                                                                              December 31,
                                                                                       ---------------------------
                                                                                          1997            1996
                                                                                       -----------     -----------

                     Accrued expenses and other current liabilities:
                        Accrued commissions..........................................      $  461          $  805

                        Other........................................................         876             973
                                                                                       -----------     -----------
                                                                                           $1,337          $1,778
                                                                                       ===========     ===========

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)

6.       Share Option Plans

         a) The Company has a share option plan which was adopted in February 1994 (the "1994 Plan") and which succeeded a prior PSP plan. Outstanding options under the PSP plan were exchanged for the equivalent number of options under the Plan. Options granted under the Plan are for periods not to exceed seven years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant as determined by the Board of Directors in accordance with the Taxation of Changeable Gains Act 1992.

         Details of options under the 1994 Plan are as follows:

                                                               Number of
                                                                Shares                 Price per Share
                                                              -----------    ---------------------------------
           Balance at April 1, 1995........................     2,678,834    (pound)     0.21       $      0.342 (i)
               Granted in period ..........................       192,333                0.60              0.950
               Exercised in period ........................      (364,167)               0.21        0.325-0.331(ii)
                                                                ---------
           Balance at December 31,1995.....................     2,507,000           0.21-0.60        0.326-0.331
                Exercised in year .........................      (500,000)               0.21              0.35
                                                                ---------
           Balance at December 31, 1996 ...................     2,007,000           0.21-0.60         0.36-1.03
               Exercised in year...........................      (596,334)          0.21-0.60        0.333-0.352(iii)
               Lapsed in year..............................      (117,333)          0.21-0.60         0.34-0.98
                                                                ---------           ---------        ----------
           Balance at December 31, 1997....................     1,293,333    (pound)0.21-0.60       $ 0.35-0.99
                                                                =========           =========         =========

           Exercisable at December 31, 1997................       153,000    (pound)     0.21       $      0.35
                                                                =========           =========         =========
         ------------


         (i) The exercise prices of the above options are fixed in pounds sterling. The U.S. dollar equivalents have been derived by translating the pound sterling amounts at the rates of exchange on the respective dates of grant, cancellation or exercise as appropriate and at period end rates with respect to the options outstanding at each period end.

         (ii) The U.S. dollar equivalent at the exercise dates were $0.325 in respect of 30,833 options and $0.331 in respect of 333,334 options.

         (iii) The U.S. dollar equivalent at the exercise dates were $0.336 in respect of 2,000 options, $0.352 in respect of 51,000 options, $0.333 in respect of 243,334 options, and $0.343 in respect of 300,000 options.

         The remaining options are exercisable up to November 2003.

          b) The 1996 Equity Incentive Plan (the "1996 Plan") was adopted by the Board of Directors on March 7, 1996, and is intended to serve as the successor equity incentive program to the Company's 1994 Plan under which no further share options have been or will be granted. Under the 1996 Plan, the Compensation Committee may grant stock options and restricted stock grants to directors, employees and other persons providing services to the Company for up to an aggregate of 2,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the underlying shares on the date of the grant. As of December 31, 1997, options under the 1996 Plan for the purchase of 1,594,600 Ordinary Shares by directors, employees and persons providing services to the Company had been granted and were outstanding at an exercise price from $3.00 to $12.50 per Ordinary Share.

              (i) On December 11, 1997, certain of the options previously granted during 1996 and 1997 under the 1996 Plan were amended by reducing the exercise prices under the options to the current market rate. The options before amendment provided the right to acquire up to 468,000 Ordinary Shares at exercise price ranging from $3.75 to $12.50 per share. The Compensation Committee offered the option reprice because it felt that due to changed circumstances, including the reduction in the trading price of the Company's Ordinary Shares, the options were no longer providing the incentive they were designed to provide.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


         Details of options under the 1996 Plan are as follows:

                                                                         Number of             Price per
                                                                          Shares                 Share
                                                                      ----------------      -----------------
           Granted in 1996 ..........................................      910,000           $ 8.50 - 18.75
           Lapsed in year ...........................................      (76,650)          $ 8.50 - 18.75
                                                                         ---------
           Balance at December 31, 1996 .............................      833,350           $ 8.50 - 18.75
           Granted in 1997...........................................    1,619,250           $ 3.00 - 14.00
           Exercised in year.........................................      (14,250)          $ 8.50
           Lapsed in year ...........................................     (843,750)          $ 3.00 - 18.75
                                                                         ---------
           Balance at December 31, 1997..............................    1,594,600           $ 3.00 - 12.50
                                                                         =========           ==============

           Exercisable at December 31, 1997..........................       50,338           $ 3.00 - 12.50
                                                                         =========           ==============



          c)   Pro forma information regarding net income (loss) and net income
               (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method consistent with the method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rates of 5%, dividend yield of 0%, volatility factor of 0.30 and an expected life of the option of two years. The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 1997 was $0.65 and during the year ended December 31, 1996 was $3.91. The pro forma information is as follows:

                                                                                   Year Ended
                                                                                  December 31,
                                                                       ---------------------------
                                                                          1997            1996
                                                                       ----------      -----------

         Pro forma net income (loss) ...........................         $(4,585)         $2,045
                                                                         =======          ======

         Pro forma net income (loss) per share   - basic...........      $ (0.50)         $ 0.26
                                                 - diluted.........      $ (0.50)         $ 0.19
                                                                         =======          ======



         The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1997 under the 1994
         Plan:

                                           Options outstanding                                Options exercisable
                                           -------------------                                -------------------
                                 Number                                                  Number
                              outstanding     Weighted average                        outstanding
                            at December 31,       remaining       Weighted average  at December 31,   Weighted average
          Exercise price          1997        contractual life     exercise price         1997         exercise price
         ------------------ ----------------- ------------------ ------------------------------------ ------------------
                21p            1,196,000          47 months             21p             153,000              21p

                60p               97,333          57 months             60p                -                 60p
             ---------         ---------          ---------             ---             -------              ---

             21p - 60p         1,293,333          48 months             24p             153,000              21p
             =========         =========          =========             ===             =======              ===

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)

The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1997 under the 1996 Plan:



                                                Options outstanding                       Options exercisable
                                                -------------------                       --------------------
                                 Number                                                  Number
                              outstanding     Weighted average                         outstanding        Weighted
             Range of       at December 31,      remaining       Weighted average    at December 31,       average
          exercise price          1997        contractual life    exercise price          1997         exercise price
         ------------------ --------------- -------------------- ------------------ ---------------- -------------------

              $ 3.00           1,431,750         80 months           $ 3.00               37,625            $ 3.00

          $ 4.00 - $12.50        162,850         72 months           $ 5.56               12,713            $ 8.99

         ------------------    ---------         ---------           ------               ------            ------

          $ 3.00 - $12.50      1,594,600         79 months           $ 3.98               50,338            $ 4.51
         ==================    =========         =========           ======               ======            ======


7.       Employee Pension Plans

         The Company sponsors and contributes to a number of defined contribution pension plans. The assets of these plans are held separately from those of the Company in independently administered funds. Contributions are expensed as they become payable. The amount of contributions expensed was $275 for the year ended December 31, 1997, and $241 for the year ended December 31, 1996, and $200 for the nine month period ended December 31, 1995.

8.       Income Taxes

         Income (loss) before income taxes is analyzed as follows:

                                                                                                       Nine Months
                                                                        Year Ended                        Ended
                                                                       December 31,                   December 31,
                                                          ---------------------------------------- --------------------
                                                                 1997                 1996                1995
                                                          --------------------  ------------------ --------------------

          United Kingdom .............................        $(2,349)              $ 1,868              $   964
          Overseas ...................................         (2,881)                1,817                   94
                                                              --------              -------              --------
                                                              $(5,230)              $ 3,685              $ 1,058
                                                              ========              =======              ========


Significant components of the (credit) provision for income taxes are as follows:

                                                                                                       Nine Months
                                                                        Year Ended                        Ended
                                                                       December 31,                   December 31,
                                                          ---------------------------------------- --------------------
                                                                 1997                 1996                1995
                                                          --------------------  ------------------ --------------------
          Current:
             United Kingdom ..............................    $  (715)                $ 732                $391
             United States ...............................       (181)                  293                   3
             Other .......................................         --                   347                  --
                                                              --------               -------               ----
             Total current ...............................    $  (896)               $1,372                $394

          Deferred:
             United Kingdom ..............................         (4)                  (12)                 --
             United States ...............................       (229)                 (144)                (10)
             Other........................................       (118)                   --                  --
                                                              --------               -------               ----
             Total (credit) provision for income taxes...     $(1,247)               $1,216                $384
                                                              ========               =======               ====

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


The following table analyzes the difference between the U.K. tax rate and the effective tax rate:

                                                                                             Nine Months
                                                                 Year Ended                     Ended
                                                                December 31,                 December 31
                                                    ---------------------------------------------------------
                                                          1997               1996               1995
                                                    ----------------- -------------------- ------------------
      U.K. Statutory rate .....................           31.5%             33.0%               33.0%
      Permanent disallowables for U.K. tax.....            0.3               1.2                 5.0
      Utilization of net operating losses......            2.8               1.1                (3.7)
      Deferred tax valuation adjustments.......          (14.4)             (3.6)               (1.8)
      Other -  net.............................            3.6               1.3                 3.8
                                                         ------             -----               -----
      Effective tax rate ......................           23.8%             33.0%               36.3%
                                                         ======             =====               =====


Significant components of the deferred tax liabilities and assets are as follows:

                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                   1997                 1996
                                                                             ------------------  -------------------
      Liabilities:
         Fixed asset temporary differences ................................        $   55             $  29
         Other ............................................................           219                --
                                                                                   -------            ------
                                                                                      274                29

      Assets:
         Fixed asset temporary differences ................................             2                42
         Net operating loss carry forwards.................................         1,066                98
         Deferred revenue .................................................           362               163
         Accrued expenses .................................................           120               159
         Accounts receivable ..............................................            --                18
                                                                                   -------            ------
                                                                                    1,550               480

      Less: valuation allowance ...........................................          (806)             (332)
                                                                                   -------            ------
      Deferred tax assets after valuation allowance .......................        $  744             $ 148

                                                                                   -------            ------
            Total net deferred tax asset...................................        $  470             $ 119
                                                                                   =======            ======

         At December 31, 1997, the Company had net operating loss carry forwards in the United Sates of $2,865 (December 31, 1996: $ nil) which may be carried forward up to 15 years. Net operating loss carry forwards in other group companies which may be carried forward indefinitely were $493 (December 31, 1996: $278).

         On September 16, 1996, both Planning Sciences Inc. and Planning Sciences Pacific Pty Ltd. relinquished their residency status in the United Kingdom and are now taxed solely in the United States and Australia respectively. For U.K. tax purposes, any losses that were sustained by these companies to September 16, 1996, have been utilized where possible by the U.K. sub-group.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)

9.         Commitments

         The Company leases its facilities under non-cancelable operating lease agreements which expire at various dates through 2008. In addition, the Company leases certain equipment under long-term lease agreements that are classified as capital leases. These capital leases terminate at various dates through 2002. Total property and equipment acquired under these capitalized leases, which collateralize such borrowings, are as follows:

                                                                                         December 31,
                                                                             -------------------------------------
                                                                                  1997                 1996
                                                                             ----------------     ----------------
           Computer equipment ...........................................          $ 264                $ 302
           Furniture, fixtures and office equipment .....................             56                   60
           Motor vehicles ...............................................            231                  298
                                                                                   -----                ------
                                                                                     551                  660
           Less: accumulated depreciation ...............................           (364)                (253)
                                                                                   -----                ------
                                                                                   $ 187                $ 407
                                                                                   =====                ======


           Future minimum annual lease payments under all non-cancelable operating and capital leases at December 31, 1997 are as follows:

           Year ending December 31,                                            Operating        Capital leases
           ------------------------                                              leases         ---------------
                                                                               ----------
           1998 ................................................................ $ 1,251             $ 122
           1999 ................................................................   1,037                64
           2000 ................................................................     686                37
           2001 ................................................................     528                33
           2002-2008 ...........................................................     856                 2
                                                                                 -------              ----
           Total minimum payments .............................................. $ 4,358               258
                                                                                 =======

           Less: amounts representing interest .................................                       (44)
                                                                                                     -----

           Present value of capital lease obligation ...........................                       214

           Less: current portion ...............................................                      (105)
                                                                                                     -----

           Lease obligations, long-term ........................................                     $ 109
                                                                                                     =====

         Rental expenses under operating leases totaled $1,135 for the year ended December 31, 1997, $945 for the year ended December 31, 1996, and $609 for the nine month period ended December 31, 1995.

10.      Concentrations of Credit Risk and Significant Customers

         Potential concentrations of credit risk to the Company consist principally of cash, cash equivalents and trade receivables. The Company only deposits short-term cash surpluses with high credit quality banks.

         The Company provides credit in the normal course of business and accordingly performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company believes the risk associated with these transactions are somewhat mitigated by their geographic dispersion and the overall credit quality of blue chip companies with which it transacts business.

         During the years ended December 31, 1997 and December 31, 1996 no customer accounted for more than 10% of the Company's net sales. During the nine month period ended December 31, 1995, sales to one customer accounted for approximately 15% of the Company's net sales.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


11.      Industry and Geographic Information

         The Company and its subsidiaries operate in one industry segment: the building, deployment and management of enterprise business intelligence applications.

         Information about the Company's operations by geographic area is as follows:

                                                                                                  Nine Months
                                                                     Year Ended                      Ended
                                                                    December 31,                  December 31
                                                   --------------------------------------------- ---------------
                                                       1997            1996            1995           1995
                                                   -------------- --------------- -------------- ---------------
         Revenue from unaffiliated customers:                                      (unaudited)
         United Kingdom                                $12,307      $13,947          $10,979        $ 8,232
         Less:  Inter-area eliminations (i)             (3,994)      (4,455)          (2,110)        (1,796)
                                                       -------      --------         -------        -------
                                                         8,313        9,492            8,869          6,436
         Rest of Europe                                  5,910        3,234              593            593
         North America (ii)                              9,833       10,154            6,108          4,939
         Australia                                       1,665        1,713              820            607
         Rest of World                                   1,450        1,372                -              -
                                                       -------      --------         -------        -------

         Total revenue                                 $27,171      $25,965          $16,390        $12,575
                                                       =======      ========         =======        =======

         United Kingdom includes exports to:
         Rest of Europe                                $   193      $   622          $ 1,181        $   688
         Rest of World                                      52            -              377            164
                                                       -------      --------         -------        -------
                                                       $   245      $   622          $ 1,558        $   852
                                                       =======      ========         =======        =======

         Income from operations:
         United Kingdom (i)                            $(1,509)     $ 2,350          $ 2,197        $ 1,441
         Rest of Europe                                    491          609               (7)            (7)
         North America (ii)                             (4,238)         586               (4)           145
         Australia                                          91            1               --            (62)
         Rest of World                                      71          448               --             --
         Corporate costs (United Kingdom)               (1,371)      (1,274)            (722)          (463)
                                                       -------      --------         -------        -------
         Income (loss) from operations                 $(6,465)     $ 2,720          $ 1,464        $ 1,054
                                                       =======      ========         =======        =======


                                                                     December  31,
                                                     ----------------------------------------
                                                          1997        1996            1995
                                                     ------------- ------------- ------------
         Total assets
         United Kingdom ............................   $   9,463    $ 9,056         $  5,321
         Rest of Europe.............................       3,386      1,538              420
         North America (ii).........................       5,386      5,217            1,438
         Australia .................................         559        683              576
         Rest of World .............................      17,600     25,057               --
                                                       ---------    -------         --------
         Total assets (iii).........................   $  36,394    $41,551         $  7,755
                                                       =========    =======         ========

         ----------------
         (i) Inter-area eliminations consist of intra-group royalties payable by the Company's overseas subsidiaries to the United Kingdom operations in respect of license sales and support and maintenance revenues. Such royalties are based upon 25%-35% of the relevant customer sales for all reported periods.
         (ii) North America consists primarily of the United States.
         (iii) Corporate assets are insignificant.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)

12.      Acquisitions

         In September 1997, the Company acquired the business goodwill from its exclusive distributor in France and commenced its own operations via a 100% subsidiary in France. The acquisition, for approximately $90 in cash, resulted in approximately $465 being allocated to goodwill.

         An additional $121 of goodwill was recorded relating to costs on prior year acquisitions.

         The above acquisition was accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition date. Results of operations of the acquired business are included from the date of acquisition. The goodwill and intangible assets acquired in the above transaction is being amortized over its useful life of ten years.

         The following unaudited pro forma financial information assumes the acquisition occurred at the beginning of the period in which the acquisition took place and, for comparative purposes, at the beginning of the immediately preceding year. These results have been prepared for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisition been made as discussed above. In addition, they are not intended to be a projection of future results.



                                                                  Year Ended
                                                                 December 31,
                                                          -------------------------
                                                             1997          1996
                                                          -------------------------
                                                           (unaudited)   (unaudited)
         Revenues .....................................    $27,321         $26,035
                                                           =======         =======

         Net income (loss) .............................   $(3,923)        $ 2,539
                                                           =======         =======

         Net income (loss) per share    - basic........    $ (0.43)        $  0.32
                                        - diluted......    $ (0.43)        $  0.24
                                                           =======         =======


13.       Income (Loss) Per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                          Year Ended                         Nine Months
                                                                         December 31,                     Ended December 31,
                                                      --------------------------------------------------- ------------------
                                                            1997             1996             1995              1995
                                                      ------------- -------------------- ---------------- ------------------
                                                                                           (unaudited)
         Numerator:
                     Net income (loss) ...........       $  (3,983)        $    2,469       $      898        $       674
                                                         =========         ==========       ==========        ===========
         Denominator:
         Denominator for basic earnings per share -
                weighted average shares .........        9,154,673          7,845,962        6,459,167          6,459,167

         Effect of dilutive securities:
                     Share options...............              --           2,645,741          727,023            880,989

         Denominator for diluted earnings per share -    ---------         ----------       ----------        -----------
                adjusted weighted average shares         9,154,673         10,491,703        7,186,190          7,340,156
                                                         =========         ==========       ==========        ===========

         Net income (loss) per share - Basic ......      $   (0.44)        $     0.31       $     0.14        $      0.10
                                     - Diluted.....      $   (0.44)        $     0.24       $     0.12        $      0.09
                                                         =========         ==========       ==========        ===========

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


14.      Recent Pronouncements

         During October 1997, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 97-2, Software Revenue Recognition. SOP 97-2 replaces the SOP 91-1 method of distinguishing between significant and insignificant vendor obligations as a basis for recording revenue with a requirement that each element of a software licensing arrangement (e.g., postcontract customer support (PCS), specified upgrades and enhancements even on a when-and-if available basis, additional software products and services) be separately identified and accounted for based on relative fair values of each element. Further, in order to recognize revenue for each element as delivered, stringent requirements for "vendor-specific objective evidence" must be met for each element's fair value, and no remaining undelivered elements can be essential to the functionality of the delivered elements. The SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. Different informal and unauthoritative interpretations of certain provisions of SOP 97-2 have arisen. AcSEC is already deliberating amendments to SOP 97-2, including deferral of the effective date of certain provisions of the SOP so AcSEC can develop and issue an interpretation regarding the applicability and the method of application of those provisions. Because of the uncertainties related to the outcome of these amendments, the impact on the future financial results of the Company is not currently determinable.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This Statement established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The new rule requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company plans to adopt SFAS No. 130 in 1998.

         Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This Statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and amends SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries." This Statement requires annual financial statements and interim reports to disclose information about products and services, geographic areas and major customers based on a management approach. The management approach requires disclosing financial and descriptive information about an enterprise's reportable operating segments based on reporting information the way management organizes the segments for making business decisions and assessing performance. It also eliminates the requirement to disclose additional information about subsidiaries that were not consolidated. This new management approach may result in more information being disclosed than presently practiced and require new interim information not previously presented. The Company plans to adopt SFAS No. 131 in 1998 with impact only to the Company's disclosure information and not its results of operations.

15.      Related Party Transactions

         During the year the Company paid $285 (1996 - $189) to two businesses owned or controlled by two directors, for services rendered by these companies and costs related thereto.

16.      Subsequent Events

         In May 1998, the Company acquired all of the Ordinary Shares of Technical and Computer Management Services Ltd ("TCMS Ltd"), a U.K. Company, and its subsidiary Technical and Computer Management Services LLC/("TCMS LLC") in consideration of $1 million in cash and 166,667 Ordinary Shares, valued at $1 million.

                               GENTIA SOFTWARE plc

         (in thousands of U.S. Dollars, except share and per share data)


17.      Contingencies

         In April, 1996 the Company received a letter from counsel to Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor Patent"). After receipt of Arbor's letter, in April 1996, the Company filed a declaratory judgement action in the United States District Court for the District of Massachusetts asserting both that Gentia does not infringe certain claims of the Arbor Patent and that other claims of the Arbor Patent are invalid. Subsequent to the Company's filing, Arbor filed a complaint against the Company in the United States District Court for the Northern District of California asserting that the Company infringes the Arbor Patent. Gentia has investigated the Arbor Patent and has retained Arnold, White and Durkee PC to represent it as its counsel. In November 1996, the Company's declaratory judgement action was transferred to the U.S. District Court for the Northern District of California and consolidated with Arbor's infringement action. The consolidated action has been stayed pending resolution of two third-party re-examination requests which have been granted by the U.S. Patent and Trademark Office. The Company is vigorously pursuing its defense against Arbor and is confident that it will prevail in the litigation. However, prolonged litigation regarding Arbor's claim could involve significant additional expenses attendant to such litigation and there can be no assurance that this matter would not result in substantial cost and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results and financial condition. At present management are unable to quantify the final legal cost to the Company. All such legal costs are written off as incurred.

                                   SCHEDULE II


                               GENTIA SOFTWARE plc

                        VALUATION AND QUALIFYING ACCOUNTS
                         (in thousands of U.S. dollars)



                                                                  Additions
                                                        ------------------------------
                                           Balance at     Charged to     Charged to                     Balance at
                                           Beginning      Costs and        other                          end of
                                           of period       Expense        accounts       Deductions       period
                                          ------------- -------------- --------------- --------------- --------------
Description
-----------

Year ended December 31, 1997:
Allowance for bad and doubtful debts         $478           $1,474        $(27)(a)         $  (106)      $1,819
Year ended December 31, 1996:
Allowance for bad and doubtful debts         $290           $  175        $ 66 (a)(b)      $   (53)         478
Nine months ended December 31, 1995:
Allowance for bad and doubtful debts         $ 36           $  322        $(12)(a)         $   (66)      $  290

-------------------------------------------



         a)       Exchange adjustments
         b)       Includes provisions held in the accounts of acquired companies