Form 20-F
period 1998-12-31
GENTIA SOFTWARE PLC
filed 1999-06-30
CIK 1010555

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------
                                    FORM 20-F

/   /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
          SECURITIES EXCHANGE ACT OF 1934.
     Or

/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1998.
     or

/   /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934.
          For the transition period from       to
                                        -------   --------

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

                The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1998 was 10,194,930 Ordinary Shares, nominal value (pound)0.15 per share.
                       -----------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  / X /  Yes                            /   / No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  /   /  Item 17                        / X / Item 18

                                TABLE OF CONTENTS


                                             PART I

                                                                                        Page

Item 1.       Description of Business ................................................    3
Item 2.       Description of Property ................................................   21
Item 3.       Legal Proceedings ......................................................   21
Item 4.       Control of Registrant ..................................................   23
Item 5.       Nature of  Trading Market ..............................................   23
Item 6.       Exchange Controls and Other Limitations Affecting Security Holders .....   24
Item 7.       Taxation ...............................................................   24
Item 8.       Selected Financial Data ................................................   28
Item 9.       Management's Discussion and Analysis of Financial Conditions and Results
                    of Operations ....................................................   29
Item 9A       Quantitative and Qualitative Disclosures about Market Risk .............   37
Item 10.      Directors and Officers of Registrant ...................................   38
Item 11.      Compensation of Directors and Officers .................................   39
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries .........   39
Item 13.      Interest of Management in Certain Transactions .........................   40


                                     PART II

Item 14.      Description of Securities to be Registered .............................   41


                                    PART III

Item 15.      Defaults Upon Senior Securities ........................................   41
Item 16.      Changes in Securities, Changes in Security for Registered Securities
                 and Use of Proceeds .................................................   41


                                     PART IV

Item 17.      Financial Statements ...................................................   41
Item 18.      Financial Statements ...................................................   41
Item 19.      Financial Statements and Exhibits ......................................   41



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

    On December 19, 1997, the Company signed a joint development and marketing agreement (the "Renaissance Agreement") with Renaissance Solutions, Inc. ("Renaissance"), the originators and leading practitioners of "Balanced Scorecard", to jointly develop and market a software product called 'Renaissance Balanced Scorecard powered by Gentia' ("Balanced Scorecard"). This application enables the automatic deployment of balanced scorecards throughout an organization, leveraging the distributed and scalable nature of the underlying Gentia technology. Renaissance pays the Company a license fee on all Balanced Scorecard applications sold and in turn the Company pays to Renaissance a royalty or referral commission for any Balanced Scorecard application sales completed by the Company. The Renaissance Agreement represented the first step in the Company's shift to 'solutions based' product offerings.

    In May 1998, the Company acquired the share capital and resources of Technical Computer & Management Services ("TCMS"). TCMS was a technical consulting firm based in the US and UK, with extensive experience in the implementation of enterprise wide, web based analytical applications using Gentia technology. Upon acquisition, TCMS management assumed the day to day operating responsibilities for the Company's worldwide technical consulting business.

    In November 1998, the Company acquired Compression Sciences Limited ("CSL"). CSL developed a Java-based knowledge discovery and data mining product called K.wiz. K.wiz can independently analyze large quantities of data and automatically highlight key trends, making it critical to the Company's strategy to develop intelligent analytical applications. K.wiz components offer data transformation, visualization and discovery algorithms that deliver complementary value-added analytical capabilities to client/server and Internet/Intranet/Extranet deployed applications.

During 1998, the Company began development of several Analytical Applications that were subsequently released as the Impact Suite of analytical applications in 1999:

          - TrafficOptimizer, which was developed in conjunction with a major telecommunications company, equips network engineers, strategic planners and administrators with a powerful tool to analyze network usage. The application provides detailed information on network traffic and calling patterns that enable telecommunication network operators to optimize their existing network architecture without unnecessary additional capital expenditures.
          - PerformanceImpact is a packaged performance measurement solution for tracking, measuring and analyzing key performance indicators ("KPIs") across an organization.
          - ProfitImpact developed in conjunction with Arthur Andersen, is a new software solution that supports managers in their quest to optimize profitability and customer focus. ProfitImpact combines a powerful activity-based costing (ABC) engine with comprehensive performance management analyses enabling users to pinpoint underperforming operations via an enterprise-wide solution.

    Today, the Company is the recognized leader in Balanced Scorecard Applications. The Company's goal is to retain the number one position in that market, and benefit from its growth. The above investments are aimed towards profitably growing within this market and complementing the Balanced Scorecard solution with the recently released "Impact" suite of business solutions. The Balanced Scorecard is recognized as the most effective framework to provide senior executives with the right information to support their decision-making process. We expect many corporations to adopt this approach in the months and years ahead.

INDUSTRY BACKGROUND

    As the global business environment becomes increasingly competitive, organizations are responding by improving the efficiency and effectiveness of their operations. Businesses are demanding higher levels of productivity and are distributing decision-making authority throughout their networked organization. In this context, effective corporate decision making is becoming more dependent upon the ability to rapidly collect, organize and analyze large amounts of data from disparate sources. Understanding and managing enterprise-wide information is crucial for making informed decisions and responding to rapidly changing business conditions.

    In order to remain competitive, many businesses are deploying powerful enterprise resource planning ("ERP") systems. The proliferation of networks, high capacity mass data storage and distributed enterprise computer systems has created a flood of data, which has increased dramatically in recent years. Commercial use of the Internet and Intranets has added yet another factor for corporate MIS personnel to consider when integrating ERP systems and legacy applications as they seek to provide enterprise-wide solutions demanded by end users.

    ERP systems use traditional relational database management system ("RDBMS") for data storage. RDBMS, while optimized for on-line transaction processing ("OLTP"), is inherently limited for decision support activities. Large organizations typically store data in a number of disparate OLTP systems dedicated to specific functions such as finance or manufacturing. These operational databases automate transactions and generate business records which can be processed and stored electronically, such as credit card charges, airline reservations and customer shipments. Thousands of these transactions can occur every second, creating enormous volumes of important business data. Organizations have optimized OLTP systems to safely and quickly handle vast amounts of transactional data but have been unable to effectively utilize these systems for decision support. Such systems may have add-on analysis modules for particular functional areas, but are generally incapable of integrating data from throughout the enterprise, and have limited planning, analysis and reporting capabilities. In addition, OLTP systems are generally mission critical applications and could be adversely affected if system resources are utilized to process large and complex queries against the RDBMS.

    Spreadsheets are another popular approach to planning and analysis. Traditionally spreadsheets are two-dimensional and not suitable for analyzing multidimensional views of data without the re-entry of significant amounts of data or laborious sheet-by-sheet changes. The limited ability to integrate and update spreadsheets ultimately restricts planning, analysis and reporting capabilities. Microsoft began addressing this issue with their recent release of SQL Server 7.0 and Excel 2000, enabling users of the new software to use a pivot table dynamic view in Excel 2000 to create persistent local cubes of data from SQL Server OLAP services feature.

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

    Because users are generally not familiar enough with database syntax to extract data from data warehouses without assistance from MIS personnel, database query and reporting tools have been developed to allow those users to more easily access and view contents of databases and data warehouses. However, these tools typically lack the robust calculation capabilities required to quickly perform 'what-if' analyses of complex scenarios against large volumes of data. In addition, many of these tools inefficiently utilize organizations' client/server computing resources and cause degradation of network performance since large amounts of data must be delivered to the client where the processing occurs. Users are demanding more robust software for accessing and analyzing data contained in RDBMSs and data warehouses which utilize the processing power across the enterprise-wide networks.

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

    While exceeding the analytical capabilities of its predecessors, the majority of OLAP software available to date has been unable to fully address the system integration and enterprise-wide decision support needs of organizations. Such software must be intuitive and easy to use, rapidly deployable across all client/server platforms, the Internet and corporate Intranets. OLAP software that can address these multiple needs enables organizations to transform data into relevant information and consequently to substantially improve their decision making processes and ability to succeed in today's competitive business environment. The Company refers to these type of systems as 'Business Intelligence' applications.

    The Company believes that businesses are moving from a "purely technology" product selection to a "solutions based" approach. The Company believes that under a "solutions based" product selection, businesses make software purchasing decisions based on the ability of a software application to fulfill a specific requirement, as opposed to a "purely technology" based product selection, whereby businesses purchase software products based primarily on the technological capability and functionality, and then develop solutions based on such technology. The Company has also recognized that the monitoring and evaluation of business performance is crucial in developing and maintaining competitive advantage. The Balanced Scorecard, a Gentia-powered application that allows a business to measure, analyze and monitor financial and non-financial information using a variety of leading and lagging indicators, is rapidly gaining world-wide recognition as a mechanism that can influence the ability of an organization to predict and respond to changing business requirements. The Balanced Scorecard represented the Company's initial step at providing a "solutions based" product offering. Issues that have gated the deployment of balanced scorecards in the past have primarily revolved around the lack of a distributed, scalable, automated application. The Company believes that Balanced Scorecard, introduced in early 1998, will remove these limiting factors.

THE GENTIA SOLUTION

    The Company develops, markets and supports Gentia, a network centric applications development environment which utilizes a multidimensional OLAP database for building Networked Business Intelligence applications. Gentia's broad analytical capabilities enhance the decision making ability of business managers and analysts across the enterprise. In addition, Gentia's client/server and web based communications architecture enables real-time collaboration and data sharing in a workgroup environment regardless of physical location or computing platform used. This combination of analytical and architectural strengths allows corporations to use Gentia to address the pressures associated with increased competition, globalized business practices, and the accumulation of important data inside and outside of their organizations.

The following are the principal characteristics of Gentia and a discussion of the relevant benefits:

BROAD BUSINESS INTELLIGENCE

    Gentia enables users to answer a broad range of business questions through the seamless integration of data sources, including Gentia's multidimensional OLAP database, relational databases and external information sources such as on-line news service and the Internet. These features allow for the appropriate tool to be used for each task, matching database strengths with the question being asked. The following are typical questions answered using Gentia:

- WHAT IS HAPPENING IN THE ORGANIZATION? (TREND SPOTTING WITH DRILL DOWN). Gentia's multidimensional OLAP database allows users to quickly spot trends or exceptions and drill down to the specific data that are most relevant to the issue being investigated.

- WHAT CONTRIBUTED MOST TO THIS TREND? (RELATIONAL QUERY DIRECTLY TO THE DATA WAREHOUSE). Gentia's tight integration of relational query methods with multidimensional queries allows for a more focused use of data warehouses. Instead of querying all products across all regions, for example, Gentia can focus the user on a particular product and region combination for meaningful analysis.

- WHY DID THIS EXCEPTION OCCUR? (TEXTUAL CREATION AND NAVIGATION). Since Gentia has a complete text engine with hypertext navigation, the "why" questions can be answered as part of the application, linking qualitative, textual information to the quantitative data most commonly found in decision support applications.

- HOW SHOULD WE RESPOND TO THIS TREND OR EXCEPTION? (MODELING AND "WHAT-IF" SCENARIOS). Using Gentia's "what-if" modeling capabilities, the projected impact of the trend or exception can be assessed, alternative scenarios evaluated and corrective action taken or opportunities exploited.

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

    As web and browser technology gains market acceptance as the preferred method of delivering decision support information for the millennium, a key issue facing IT departments is "how do I move my client/server applications to thin client and network centric technology". A unique feature of Gentia is the ability to run an application in a standard browser or from the new emerging breed of Networked Computers ("NCs") without the requirement for any modifications to an application. Gentia Web Suite, an option added to the Company's product portfolio in the first quarter of 1997, removes the fear and workload of developing and deploying applications in a networked world. The Web Suite allows customers to deploy Gentia throughout the business on the Intranet or throughout the world on the Internet.

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

    FOCUS ON "SOLUTIONS BASED" NETWORKED BUSINESS INTELLIGENCE. The Company seeks to differentiate its products and services by providing customers with a comprehensive software environment for developing, deploying, using and maintaining enterprise-wide decision support applications. Gentia is able to integrate data from multiple sources, including its multidimensional OLAP database, relational databases and external information sources such as on-line news services. Its highly scaleable, secure, multi-platform environment enables users to collect, analyze and disseminate critical information within departments as well as across the entire enterprise.

    MAINTAIN AND ENHANCE GLOBAL PRESENCE. The Company markets Gentia through its direct sales force in the United States, the United Kingdom, Australia, South Africa, Germany, France, Belgium and the Netherlands, and through distributors, value added resellers ("VARs") and strategic partners in Europe, North America, Asia, South America and Africa. The Company has begun to place greater emphasis on distribution partners, particularly in South Africa, New Zealand and Australia. In addition, the Company continues to develop strategic relationships with partners who have established customer relationships in targeted vertical or geographic markets.

    EXPAND GENTIA USAGE WITHIN CUSTOMER BASE. The Company currently has over 500 customers. Customers are typically large international organizations which use Gentia in one or more divisions. The Company intends to increase the revenues generated from this existing customer base by increasing the number of users within customer organizations and by providing its customers with new products, product enhancements and consulting services. The networked enterprise-wide scalability of Gentia allows the Company to meet its customers' evolving needs for decision support applications, including the expansion of Gentia into other divisions or across entire organizations.

    CONTINUE PRODUCT INNOVATION. The Company's use of object oriented programming techniques provides Gentia with a highly flexible architecture that facilitates ongoing product innovation. In March 1998, the Company launched Gentia 4.0 which includes multi lingual versions of the core Gentia product and customer developed applications across both single and double byte languages. For example using Gentia 4.0, a French developer could develop an application using a French based version of the software, and could deploy it in English, French and German. In addition, Gentia 4.0 represented the first version of Gentia which is Year 2000 compliant. During 1998 the Company released a new Web-based version of the Gentia Application Framework and Balanced Scorecard. These products make extensive use of Java technology and can utilize the

Secure Sockets Layer for secure web-based deployment. All Java applets for Gentia 4.0 have been accredited by Sun Microsystems as 100% Java compatible.

    The Company acquired Compression Science Limited, which developed and markets a knowledge discovery product known as K.wiz. This acquisition provided the Company with a data mining capability that provides application intelligence through the use of machine learning algorithms. The Company will embed the K.wiz technology in its applications and also seek to market K.wiz through third parties and OEM's. The K.wiz product is designed to operate in heterogeneous environments, including the Internet, and has been developed in the Java programming language from Sun Microsystems.

    LEVERAGE CUSTOMERS' INVESTMENTS IN INFORMATION SYSTEMS. The Company designed Gentia to be platform-independent, able to operate across a heterogeneous mix of client and server platforms without modification, and able to adapt to the native GUI of the client operating system. Gentia is also designed to integrate data from the customers' existing information systems, including ERP systems, relational databases, legacy repositories and data warehouses. These hardware and software compatibility's allow customers to leverage their existing investments in information systems, extend the usefulness of existing software and historical data, enable rapid deployment of Gentia and reduce system downtime.

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

GENTIA SOFTWARE

    The Company's core product, Gentia, is an application development environment for building Networked Business Intelligence applications. Core product revenues are supplemented by sales of additional license options including Gentia Web Suite, Gentia Applications and the Gentia Software Developers Kit which includes an Applications Programming Interface. The Company licenses Gentia to its customers on a "per seat" basis. These users can be deployed across clients, servers and web browsers. Pricing for an initial Gentia configuration is $150,000 for 50 users. The pricing for Balanced Scorecard is $182,750 for 50 users and ProfitImpact is $161,500 for 50 users. For the year ended December 31, 1998 the average software license for a typical Gentia installation was approximately $120,000 (1997: $136,000).

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

         CLIENTS                                   SERVERS
         Windows NT                                Windows NT
         Windows 95                                HP-UX
         Windows 98                                IBM AIX
         Sun Solaris                               Sun Solaris
                                                   UNIXWARE
                                                   Pyramid
                                                   ICL
                                                   Deck Alpha


         BROWSER CLIENTS (GENTIA WEB SUITE)
         Netscape Navigator
         Microsoft Internet Explorer
         Sun HotJava Browser

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

    GENTIA APPLICATION COMPONENTS

    The Gentia Millennium Applications Platform ("G-MAP") environment (consists of eight primary components: Graphical Development Environment, GentiaDB, Gentia Object Store, Agents, Text InfoBase, Gentia Web Suite, Applications Programming Interface and Systems Management Facilities.

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

    GENTIADB. GentiaDB is a high-performance, high volume multidimensional OLAP database which provides rapid responses to complex business analysis queries. GentiaDB organizes data such as products, locations, and sales channels into a business model metadata dictionary, from which dimensions can be selected to build subject orientated models. Added to the source data are business rules that perform analytical tasks such as cost allocations, hierarchical subtotaling, or the calculation of key ratios. GentiaDB can either reside on a server for multi-user access or on a standalone client machine for remote or mobile processing. Gentia development language allows for scripting of enhanced applications with highly defined scenarios and programs to clean, transform and map data.

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

    TEXT INFOBASE. Gentia's Text InfoBase is a repository of unstructured textual data drawn from sources such as the Internet, third party electronic news feeds, or Lotus Notes, that can provide explanations for exceptions or trends found in the GADB (Gentia Analytical DataBase) or data warehouse. This database is built by Agents that can detect the availability of new text from external sources and perform extremely rapid searches through large amounts of textual data. The Text InfoBase is fully integrated into the Gentia environment and utilizes neural network technology which enables simple text string searches as well as more complex concept-based searches.

    GENTIA WEB SUITE. The Gentia Web Suite allows customers to deploy applications over the web, without the need for additional application development. Pages which have been developed in Gentia incorporating tables and charts are automatically converted to dynamic HTML tables and Java applets for running unmodified within a web browser. This not only eliminates effort in trying to redesign or rebuild applications for the web, it also guarantees reliability and quality as the Java applets automatically generated are proven and tested by the Company. In June 1998 the Company released the web-based version of the framework. Other releases during 1998 include Application Model Designer, Menu Designer and Data Loader.

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

    MICROSOFT EXCEL ADD-IN. The Gentia Excel add-in is an extension designed to operate within Microsoft's popular spreadsheet. This product utilizes the Gentia API to give Excel users the ability to connect to a Gentia Server and access the multidimensional data stored there. Because the Gentia API also gives access to the Gentia environment, spreadsheet users have the ability to store and forward spreadsheet models and templates in the Gentia Object Store. This allows the sharing of analyses and forecasts between spreadsheet users, thus greatly enhancing the benefit of spreadsheet analysis. The Excel Add-in also permits the entry of data into a GentiaDB database directly through the spreadsheet interface.

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

CUSTOMERS

    The Company sells its products to a variety of businesses, governments and organizations worldwide. As of December 31, 1998 the Company had over 500 active customers across a broad range of industries in over 20 countries, including the United States, the United Kingdom, Australia, Belgium, Canada, Finland, France, Germany, Hong Kong, Israel, Mexico, the Netherlands, Portugal, South Africa, Spain and Switzerland. The following is a representative list of the Company's customers with active licenses or contracts as of December 31, 1998:


  TECHNOLOGY                                      FOOD AND BEVERAGE                         Suncorp Insurance & Finance Pty
  AirTouch Cellular Inc                                                                     Swiss Reinsurance
  AT&T Inc                                        Allied Mills Ltd                          Zurich Australia Insurance Ltd
  Bell Atlantic Inc                               Campbell Soup Co Ltd
  BellSouth Telecommunications, Inc               General Biscuits NV                       MANUFACTURING
  Bull Information Systems Ltd                    Gilbeys Inc
  Cap Volmac BV                                   Greene King plc                           ABB Industries
  Ceridian Corp                                   McDonald's Restaurants                    Aerostructure Corp
  Colt Telecommunications Ltd                     Tip Top Bakeries Pty                      Alcoa Building Products Inc
  ECI Telecom BM                                  Reckitt & Coleman Ltd                     Audi AG
  Gartner Group                                   R.Twining & Co Ltd                        Avery Dennison BV
  ICL plc                                         Schweppes Europe plc                      Babcock Rosyth Defence Ltd
  Los Angeles Cellular Telephone                  Whitbread plc                             Beazer Homes USA Inc
  McDonnell Information Systems Group             Yates Brothers Wine Lodges plc            Bertlesmann AG
  Medidata Inc                                    Young & Co's Brewery plc                  Boeing Information Systems Services Inc
  Motorola Inc                                                                              Continental Tyres AG
  Oki Europe Ltd                                  TRANSPORTATION                            DERA
  Pioneer NV                                                                                Dow Agrosciences
  Siemens Nixdorf Information Systems Ltd         BAA plc                                   Eastman Chemical Inc
  Sprint United Management Co                     Cast Europe NV                            Emirates Petroleum Products
  Sun Microsystems Inc                            DHL International Ltd.                    European Vinyl Corp
  Walker Financial Solutions Ltd                  Delta Airlines Inc                        Fletcher Challenge Forests Pty
                                                  El Al Israeli Airlines                    Ford Motor Co. of Australia Ltd
  MORTGAGE LENDERS                                Federal Express Corporation               Gallaher plc
                                                  Northgate Motors Ltd                      Giat Industries SA
  Abv Building Society                            Singapore MRT Ltd                         ICI Europe Ltd
  Halifax Building Society                        South African Airways Corp                Kimberly-Clark Ltd
  Nationwide Building Society                     Stena Data AB                             Liebherr SA
  Northern Rock Building Society                                                            Mattel
  Norwich and Peterborough Building Society       INSURANCE COMPANIES                       SCA Molnycke AB
  Portman Building Society                                                                  Outokumpu Copper Products Oy
  Yorkshire Building Society                      AIG Golden Insurance BM                   Raychem Corp
                                                  African Life Assurance Co Ltd             Rover Portugal SA
  RETAIL                                          Automobile Association                    Sanyo Australia (Pty) Ltd
                                                  Bayerische Reinsurance AG                 Sclumberger Industries SA
  Auchan SA                                       Britannic Assurance plc                   Tetra Pak International SA
  Alpha Airports Group plc                        Canada Maritime Ltd                       Trelleborg AB
  Diamond Shamrock Co                             Cologne Reinsurance AG                    Vantona Viyella Ltd
  Focus Do-It-All Ltd                             Guardian Insurance Ltd                    Volvo Data AB
  Heineken BV                                     GIO Australia Ltd                         Volkswagen AG
  Karstadt AG                                     Goudse Verzekeringen BV                   WD & HO Wills Holdings Ltd
  Metro Cash and Carry Ltd                        Hartford Insurance Inc
  Specsavers Optical Group Ltd                    Independence Blue Cross Inc               ENERGY
  T&S Stores plc                                  Norwich Life Ltd
  The Boots Co plc                                QBE Insurance Ltd                         American Electric Power Co
  Walgreens Co                                    Sun & Royal Insurance plc                 Ashland Petroleum Co
                                                  Scottish Amicable Assurance Society       Endifor Sistemas Informaticos SA
                                                  Sun Life Assurance of Canada Inc

  Espoo SahKo Oy                                  Postbank                                  Israeli Army (Manpower)
  Foster Wheeler Ltd                              Postcheque                                Johannesburg City Council
  Israeli Electricity Company                     Standard Chartered Bank                   Kingston Upon Hull City Council
  Midlands Electricity Board                      Swiss Mobilar SA                          Leicestershire Police
  National Power (UK) plc                         Swiss Re                                  Ministry Of Tourism
  Petroleos Mexicana (PEMEX) Corp                 Trendwick (UK) Underwriting Ltd           Northamptonshire Police
  Public Service Company of Colorada              Union Bank of Switzerland                 Northwest Provincial Government
  Sydney Water Corp                               United Mizrahi Bank                            (S.Africa)
  Washington Gas Light Company                    VR Leasing AG                             Port of Singapore Authority
                                                  VSB Group                                 Portugese Air Force
  BANKING AND FINANCE                                                                       Portugese Post
                                                  HEALTH AND PHARMACEUTICALS                Royal Australian Air Force
  ABSA Bank                                                                                 Sheffield City Council
  ABN Amro                                        Chase Farm Hospitals NHS Trust            South Glamorgan County Council
  ADP                                             ICN Pharmaceuticals Inc                   South Lanarkshire County Council
  ANWB                                            Massachusetts General Hospital            South Wales Police
  Australia & New Zealand Banking Group           McKesson Corp                             South Yorkshire Police
  BACS                                            Medscheme (Pty) Ltd                       Swedish Post
  Banco Essi                                      Medtronics Inc                            Thames Valley Police
  Banco Investimento                              Molnlycke Healthcare                      UK Post Office
  Banco del Sur                                   National Blood Service (UK)               United States Department of Energy
  Bank of New Zealand                             North Essex Health Authority              University of Melbourne
  Bank of Tyrol                                   Pacificare Health Systems                 West Mercia Constabulary
  Barclays Bank plc                               Parkside Health NHS Trust                 West Midlands Police
  Barclays Capital Services Ltd                   Roche Inc                                 Wright Paterson Air Force Base
  Charles Schwab & Co                             SC Johnson Ltd
  Citibank                                        Scott Bader Company Ltd                   MEDIA AND ENTERTAINMENT
  Credit Suisse First Boston                      Siemens Healthcare
  DEVK                                            Smith & Nephew Ltd                        British Sky Broadcasting Ltd
  Euralliance SA                                  St. Josephs Hospital                      CentreParcs Ltd
  Information Security Forum Ltd                                                            Murdoch Magazines (Pty) Ltd
  FGH Bank                                        GOVERNMENT                                The News International Group plc
  First Tennessee National Bank                                                             Thompsons
  Fortis Nederland BV                             Birmingham City Council                   Trinity International Holdings Ltd
  Interpay Nederland BV                           Botswana Police                           Victoria Racing Club
  JP Morgan                                       City of Helsinki Healthcare Dept
  Lloyds TSB Group plc                            Dutch Post Office
  M&G Ltd                                         Government of Israel
  Massachusetts Mutual Life Insurance Co          Helsinki Police Department
  Merrill Lynch Corp                              Instituto de Informatica
  NCM (UK) Holdings Ltd                           Israeli Airforce



No single customer accounted for more than 10% of the Company's revenues during the fiscal years ending December 31, 1998, 1997 and 1996 and one customer accounted for approximately 15% of the Company's revenue during the nine month period ended December 31, 1995.

SALES AND MARKETING

    The Company markets software and services in the United States, the United Kingdom, Australia and Europe through its direct sales organization and markets worldwide through distributors, strategic partners, VARs and original equipment manufacturers ("OEMs"). In the past, the Company's revenues have primarily been derived from its direct sales force. The Company now places greater emphasis on expanding its indirect distribution channels.

    The direct sales process involves the generation of sales leads through direct mail, Internet presence, seminars, exhibitions, trade shows and telemarketing. The sales cycle varies from customer to customer and generally requires from two to eight months. In addition to a base salary, the Company's sales representatives are compensated on a commission basis, which is based upon quarterly and annual quotas. Gentia provides local support for agents, distributors and partners, to assist with joint sales efforts and resolution of channel conflict.

    The following table sets forth for each of the periods shown below the percentage of the Company's total revenues represented by each of the principal geographical areas served by the Company.

                                             YEAR ENDED
                                             DECEMBER 31,
                             -----------------------------------------
                                  1998           1997         1996
                             -----------------------------------------
North America ............         35%            36%          40%
United Kingdom ...........         27%            31%          34%
Rest of Europe ...........         28%            22%          15%
Australia ................          3%             6%           6%
Rest of World ............          7%             1%           5%

                             -----------------------------------------
Total ....................        100%           100%         100%
                             =========================================

    In the fourth quarter, the Company initiated a series of strategic actions designed to return the Company to profitability and preserve its financial resources. These actions resulted in a $5.6 million one time charge comprised of a $2.9 million restructuring charge and a $2.7 million provision for doubtful accounts. The $2.9 million restructuring charge is comprised of employee severance costs of $618,000, facility closures costs and costs to exit certain businesses of $1.5 million and goodwill impairment of $733,000.

    The employee severance charge includes the charge for 11 senior executives, and is the first step in a series of personnel reductions that are necessary to return the Company to profitability. During the first quarter of 1999, the Company recorded an additional $500,000 for severance payments associated with actions taken during the quarter and it is expected that a further $1.0 million with be incurred in the second quarter to further reduce operating costs.

    Facility closures were principally in the United States operation, where the Company reduced its staffing levels significantly and began its move to a more centralized approach. Additional charges are expected in the second quarter of 1999 in order to centralize the European operations.

    Costs to exit certain businesses relate to the South African, French and German subsidiaries as well as the Hong Kong distributor. Total costs of $1.7 million includes the goodwill write down associated with these operations.

    Cash requirements to fund the $5.6 million charge, consisted of a cash flow amount of $1.6 million and non cash flows of $4.0 million. Of the $1.6 million, $0.5 million was expended in the first quarter of 1999 while the balance will occur during 1999 and into 2001 in the case of certain lease payments.

    At this time, the Company believes that the restructure plan will reduce the Company's operating costs to a level where it can operate profitably. There can however, be no assurances that the Company will be able to maintain or increase market demand for its product. To the extent that the Company is unable to stem its recent declines in license revenues and do so in a timely manner, the Company's operating results and financial condition would be adversely affected.

    The Company's sales and marketing organization consisted of 69 employees as of December 31, 1998 (64 at December 31, 1997). Sales staff are based at the Company's joint global headquarters in Boston, USA, and London, England. Regional sales offices in the metropolitan areas of Chicago, Cleveland, Connecticut, Dallas, New Jersey and New York have been closed and are now serviced by the centralized office. The sales in the metropolitan areas of Atlanta, Denver, Los Angeles, Phoenix and San Francisco in the United States, Sydney and Melbourne in Australia, Johannesburg in South Africa, Antwerp in Belgium, Paris in France, Frankfurt in Germany, Hertogenbosch and Woerden in the Netherlands and in

Hong Kong are still operational. Provision was made as of December 31, 1998 for the closure of the German and South African offices. Subsequent to the year end, the office in New Zealand has been closed and the operation in South Africa sold to a third party. Sales and support of Gentia products in these countries are now handled through local distributors.

    The Company has directly, or through its subsidiaries, entered into agreements with certain third parties whereby such parties, either on an exclusive or non-exclusive basis, function as distributors for Gentia. Certain of these agreements may be terminated after an initial term of two years upon payment by the Company of sums to the distributors calculated by a formula based on sales. Notwithstanding the foregoing, certain of these agreements are subject to earlier termination by the Company without payment if the distributors fail to meet performance quotas. The Company's distribution business in Europe is managed through its subsidiary, Gentia Software International BV, a Netherlands Corporation ("BV").

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

    The principal purpose of the Company's consulting services is to facilitate the optimal use of Gentia by its clients. As of December 31, 1998, the consulting services group consisted of 61 technical professionals. Classes and training programs, as well as consulting services, are available at customer sites, local sales offices and the Company headquarters. Consulting services are charged on an hourly or per diem basis and billed monthly.

    The Company operates a twenty four hour, seven day a week telephone support service based in Atlanta, Georgia, providing worldwide telephone support services. The customer support group provides Gentia clients with telephone and on-line technical support as well as product enhancements, updates and new releases. Telephone hotline support is complemented by a formal escalation process within the Company. Maintenance and support contracts, which are typically for twelve months, are established as a fixed percentage of the software license list price and are invoiced to customers on an annual basis. In general, customers who maintain service contracts are entitled to receive enhancements or upgrades of Gentia at no additional cost.

PRODUCT DEVELOPMENT

    The Company has embraced a strategic change of direction towards high value intelligent applications based on the platforms provided by the Gentia and K.wiz product sets and a worldwide partnering model. In May 1999, Gentia released a new version of the Renaissance Balanced Scorecard (RBSC) 3.0.1.0. This release allowed the underlying design of the product to work directly on top of leading relational database engines such as Oracle and SQL Server 7.0. In addition, full internationalization was provided to further widen the product's appeal. Through the Company's partnership with Gartner Measurement, a division of Gartner Group, a rebranded version of the RBSC was released in June 1999 as the Gartner IT Scorecard. The Companies have joined forces to offer information technology (IT) organizations a packaged solution that effectively measures, manages and optimizes their performance.

    New versions of the Application Framework allowed accelerated growth of Gentia's range of applications, under the new Impact branding. ProfitImpact 1.0.1.0, a high value activity based costing (ABC) and profit analysis application was developed in conjunction with renowned ABC specialists Arthur Andersen Switzerland and was released in May 1999. RevenueImpact 1.0.1.0, a high volume sales analysis application was developed in conjunction with Decision Systems (Israel) and is scheduled for release in June 1999. PerformanceImpact, an internally based development, is a complimentary product to RBSC, providing detailed analysis of key performance indicators across organizational views i.e. product, location, market etc. PerformanceImpact was released in the first quarter of 1999 and already has several customers.

    While the majority of applications are horizontally focused, the Company has also completed an innovative partnership with one of the world's largest computer companies and a major telecommunications company to develop a vertical application called TrafficOptimizer, that will address specific needs in the telecommunications market. The application provides detailed information on network traffic and calling patterns that enable telecommunication network operators to optimize their existing network architecture without unnecessary additional capital expenditures.

    In first quarter of 1999, Gentia packaged its Gentia product, the Excel Addin, the Application Framework and Gentia Web Suite as a single platform named the Gentia Millennium Application Platform (G-MAP). This single platform will provide a one stop solution for customers wishing to buy or build intelligent applications that can be deployed across client/server networks or corporate intranets. G-MAP 5.0.2.0 was released in the first quarter of 1999 and provided a much more open environment. As traditional OLAP products become a commodity, Gentia has adopted an open OLAP and RDBMS data architecture for developing applications. G-MAP was one of the first products on the market to embrace the OLE DB for OLAP

API standard, allowing new applications to be developed based on Microsoft SQL Server 7.0 OLAP Services and Applix TM1 now, and all other OLAP/ROLAP engines as soon as they become fully compliant. In the fourth quarter of 1999, the Company plans to deliver G-MAP 6.0.1.0 facilitating wide scale deployment of "thin client" applications via 100% Microsoft and 100% Java clients.

    In the second half of 1998 the Company acquired Compression Science Limited, based in Glasgow UK, which developed and markets a knowledge discovery product known as K.wiz. This acquisition provided the Company with a data mining capability that provides application intelligence through the use of machine learning algorithms. The Company will embed the K.wiz technology in its applications and also seek to market K.wiz through third parties and OEM's. The K.wiz product is designed to operate in heterogeneous environments, including the Internet, and has been developed in the Java programming language from Sun Microsystems. K.wiz is among the first commercially available knowledge discovery products that provide the capability to address the data mining capabilities of e-commerce applications and large transactional data repositories in real time.

    The Company believes that its future success will depend in large part on its ability to maintain and enhance its client/server and web based technology as well as develop new products that meet an expanding range of customer requirements. The Company's research and development organization is divided into teams consisting of application engineers, development engineers, quality assurance engineers, contract technical writers, product support specialists and product managers. The research and development organization uses a phase-oriented development process, including formal documentation, reviews and quality control. The process includes constant monitoring of quality, schedule, functionality, costs and customer satisfaction. The market addressed by the Company is sensitive to product quality and therefore the process is aimed at continuous improvement of Gentia and K.wiz. This is based upon customer feedback, from technical support and from marketing.

    As of December 31, 1998, the Company's research and development organization of 62 full-time employees (1997: 60; 1996: 48; 1995: 21) consisted of a combination of development engineers, quality assurance engineers, product managers and technical support personnel. The Company's total research and development expense was approximately $6.8 million for the year ended December 31, 1998, $4.7 million for the year ended December 31, 1997, $3.2 million for the year ended December 31, 1996 and $1.7 million for the nine month period ended December 31, 1995. In addition, the Company expensed $1.0 million in purchased research and development associated with the Company's 1998 acquisition of CSL. There was no purchased research and development in 1997, 1996 or 1995. The Company anticipates that it will continue to commit substantial resources to product development in the future. To date, the Company's development efforts have not resulted in any capitalized software development cost.

OPERATIONS TO BE DISCONTINUED

    In December 1998, as part of the Company's restructuring and global reorganization plan, the Company's Board of Directors adopted a plan to discontinue the Company's operations in Germany, New Zealand and South Africa. Distribution agents within the territories have or are in the process of being appointed and be responsible for the operational costs of the business. The Company will in turn receive royalty payments on the sale of both licenses and support and maintenance contracts. The agency will also be responsible for continuing current support and maintenance contracts. As of April 30, 1999, an agent has been appointed for both New Zealand and South Africa. No significant gains or losses are expected in excess of the amounts already provided for in 1998 (Item 9: Restructuring costs).

Results of operations to be discontinued for year ended December 31, 1998:

                       Germany           New Zealand      South Africa
                     ----------          ------------     ------------
Revenues              $ 119,543          $  27,870          $ 367,903
                      =========          =========          =========
Net Loss              $(818,550)         $(131,750)         $(545,336)
                      =========          =========          =========

COMPETITION

    The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The Company's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from ERP vendors such as SAP, Baan and Peoplesoft who are new entrants to the applications space, specialized application vendors such as Hyperion, CorVu and Sapling through to traditional multidimensional database and analysis vendors such as Oracle Corporation, Information Advantage, Inc. and MicroStrategy, Inc.

    The Company competes on the basis of various factors, including it's unique partnering model, product quality, product performance, ease of use, customer support and cost/benefit considerations. The partnering model involves utilizing domain experts and consulting firms to deliver the best in class solution. The Company believes it competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so successfully would have a material adverse affect upon the Company's business, operating results and financial condition.


PROPRIETARY RIGHTS

    The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product support are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    The Company has entered into a source code escrow agreement with an escrow agent enabling certain customers to have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business, or if the Company fails to meet its contractual obligations.

    The Company licenses one software program from a third party and incorporates it into Gentia. This license is a non-exclusive worldwide license and provides use of the software for a fixed license fee. The Company believes that the inclusion of third party software programs and tools in its products reduces product development risk and time to market. The only software embedded in Gentia is Merant's Data-Direct Connect ODBC drivers.

    The Company's name together with its logo is registered as a trademark in the United Kingdom, the United States and a number of other countries. For a discussion of other matters relating to proprietary rights, see Item 3 "Legal Proceedings".

EMPLOYEES

    As of December 31, 1998, the Company had a total of 220 employees, including 62 in research and development, 69 in sales and marketing, 61 in customer consulting and support services, 26 in finance and administration and 2 in senior management. Of these employees, 115 were located in the United Kingdom, 53 were located in the United States, 12 in Australia and New Zealand, 30 in Europe, 9 in South Africa and 1 in Hong Kong. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company believes its relationship with its employees is good.

    The Company's business, operating results and financial condition depends to a significant extent upon a number of key management and technical personnel, including Paul Rolph, its Chairman of the Board, Timothy Jones, its Chief Technology Officer, Steve Fluin, its Chief Executive Officer, and Nick Bray, its Chief Financial Officer, the loss of any of whom could adversely affect the Company's business operating results and financial condition. In addition, the Company believes that its future success will also depend in a large part on its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

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

    FUTURE CASH POSITION. The Company's ability to satisfy its cash requirements for the coming year is dependent on meeting certain revenue targets, cash collection targets and containing operating expenses. The Company has, in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue or other targets, and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares ("ADS").

    FUTURE OPERATING RESULTS UNCERTAIN. Prior to the fiscal year ended March 31, 1994, the Company was engaged primarily in the development and marketing of PC-based departmental decision support software and experienced fluctuations in revenues and profitability.

    From the introduction of the initial version of its Gentia software the Company has shown annual growth in revenues, however, for the year ended December 31, 1997, the Company experienced a decrease in license revenues and a loss from operations, due primarily to its transition to 'solutions based' product offerings. See Item 1 "Description of Business - General" and "- Industry Background" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations". There can be no assurances that decreases in revenues and losses from operations will not occur in the future.

    The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short term. If revenue levels continue to fall below expectations, operating results are likely to be disproportionately affected. There can be no assurance that the Company will be able to achieve profitability on a quarterly or annual basis in the future. In addition, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Ordinary Shares and ADSs would likely be materially adversely affected. See Item 8 - "Selected Consolidated Financial Data" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for Gentia, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of Gentia (including analytical applications that incorporate K.wiz technology) on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to Gentia or new products such as Balanced Scorecard or enhancements to products of its competitors, (customer order deferrals in anticipation, thereof), the timing of revenue recognition under the Company's agreements, the impact of acquisitions by the Company and its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

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

    PRODUCT CONCENTRATION; DEPENDENCE UPON THE EMERGING MARKET FOR MULTIDIMENSIONAL DATABASE SOFTWARE FOR ON-LINE ANALYTICAL PROCESSING. Since October 1993, substantially all of the Company's revenues have been derived from licenses for Gentia and related services. The Company currently expects that Gentia-related revenues, including Balanced Scorecard, and maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for 1999 and for the foreseeable future thereafter. As a result, the Company's future operating results are dependent upon continued market acceptance of Gentia and enhancements thereto. A decline in demand for, or market acceptance of, Gentia as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

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

    YEAR 2000 ISSUE. The Year 2000 issue concerns the potential exposures we and other companies have because certain computer systems, computer chips and hardware use two digits, rather than four, to define the applicable year. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether.

    The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing and implementation. The Company has fully completed the assessment stage of the process and has taken corrective action where needed as discussed below.

    The Company's State of Readiness

    The Company commenced its assessment of both the readiness of its internal business information systems and non IT systems for handling the Year 2000 and the compliance of products sold by the Company during the third quarter of the 1998 financial year. The Company determined that it will need to modify or replace portions of its internal business information systems so that the systems will function properly with respect to dates in the Year 2000 and beyond. The Company anticipates that it will have successfully addressed Year 2000 issues relating to its business information and non IT systems by the end of fiscal 1999.

    The Company believes that its current products such as Gentia 4.0 and RBSC are Year 2000 compliant. However, prior versions of Gentia, and other products currently installed at certain customer sites will require upgrading or other modifications to become Year 2000 compliant. The Company believes that it is not legally responsible for costs incurred by these customers to achieve Year 2000 compliance. However, there can be no assurance that these customers will not assert claims against the Company with respect to Year 2000 issues and, in the event such claims are asserted and adjudicated in favor of these customers, the Company's liability could be material. The Company has taken steps to identify affected customers and persuade them to upgrade to Year 2000 compliant software.

    The Company may incur increasing costs regarding customer satisfaction related to these actions over the next few years. Since the Company's 'Millenium Compliance Project' is currently ongoing, the scope of any resulting Year 2000 issues is not fully known and potential liability resulting from these issues is unclear, the potential impact on the Company's business, operating results and financial condition with respect to these matters is not known at this time.

    Third Party Compliance

    The Company has held discussions with its vendors and service providers to evaluate IT and non IT Year 2000 issues, if any, relating to the interaction of their systems or products with the Company's internal systems. The Company has received written compliance information from some of these third parties. Based on the replies received from and discussions held with all third parties, the risk to which the Company is exposed appears to be minimal as all major suppliers have implemented Year 2000 readiness projects or have checked the products they supply. Therefore from the information received, the Company is unaware of a third party with a Year 2000 issue, at the end of March 1999, that would materially affect the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that the external agents will complete their Year 2000 resolution process in a timely fashion and this could materially affect the Company's operations. The effect of the external agent not complying is not determinable.

    Costs to Address the Company's Year 2000 Issues

    To date, the Company has deployed staff to address the Year 2000 issue, but has not incurred any material expenditure in connection with remediating Year 2000 compliance issues. Most of its expenses have related to the opportunity cost of time spent by employees of the Company evaluating the Company's internal business information systems, the products sold by the Company and the interaction of the Company's internal business information systems with the internal systems of third parties. The Company does not expect incremental costs relating to Year 2000 compliance to exceed $380,000, although the amount is being regularly revised. Although the Company is not aware of any single material operational issue or cost associated with the preparation of its internal business information systems or its products for the Year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in the Company's internal business information systems or products the Company sells. Such unanticipated negative consequences and/or material costs, if incurred, could have a material adverse effect on the Company's business, operating results or financial condition.

    Risks of the Company's Year 2000 Issues

    The Company has commenced its 'Millennium Compliance Project', expected to be completed in July 1999, in order to assess both the readiness of its internal business information systems, as well as its non IT systems, for handling the Year 2000, and the compliance of products sold by the Company. There can be no assurance that the 'Millennium Compliance Project' will identify all material Year 2000 compliance issues or that remedial actions taken in connection therewith will be successful. In the event that the Company fails successfully to assess Year 2000 compliance issues facing it or take remedial action necessary in connection therewith, there can be no assurance that the Company's business, operating results or financial condition will not be adversely effected. In addition, there can be no assurance that the ability of third parties with which the Company interacts to comply with Year 2000 issues will not have a material adverse effect on the Company's business, operating results or financial condition.

    The Company's Year 2000 Contingency Plan

    The Company is still in the process of setting up a contingency plan which it intends to have in place by August 1999.

    While the Company believes that its planning efforts are adequate to address known or identified Year 2000 issues on a timely basis, there can be no assurance that there will not be a delay in, or increased costs associated with changes to third party systems, which could have a material adverse effect on the Company's business, operating results or financial condition.

    RISK OF SOFTWARE DEFECTS. Software products as internally complex as Gentia frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing, the Company has in the past released versions of Gentia with defects and software errors. Although the Company has not experienced material adverse effects resulting from any such defects and errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in new versions or enhancements after commencement of commercial shipments, which could result in a loss of revenues or delay in market acceptance and have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Gentia Software, and - Research and Development."

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

    NEED TO MANAGE LIMITED FINANCIAL RESOURCES. The Company has limited financial resources, principally in the form of cash on hand and accounts receivable. There can be no assurance that the amounts currently on hand will be sufficient to expand the business or support its continued operation. Failure to manage these resources would have a material adverse effect upon the Company's business, operating results and financial condition.

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

    PRODUCT LIABILITY. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or ordinances enacted in the future, or unfavorable judicial decisions. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Proprietary Rights."

    CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS. The present directors, executive officers and principal shareholders of the Company and their affiliates beneficially owned approximately 32.7% of the outstanding Ordinary Shares as at May 31, 1999, and assuming all existing outstanding options are exercised, all present directors, executive officers and principal shareholders would beneficially own approximately 30.9% of the outstanding Ordinary Shares. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See Item 4 - "Control of Registrant."

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

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Ordinary Shares, in the form of ADSs, in the public market could adversely effect the market price for the ADSs. As of May 31, 1999 the Company had outstanding 10,232,930 Ordinary Shares, of which 6,715,863 were owned of record by the Depositary (as defined) representing an equal number of ADSs. Of the remaining 3,517,067 Ordinary Shares outstanding, 167,067 are freely tradable by persons who are not "affiliates" (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended) of the Company and all such 3,350,000 Ordinary Shares may be sold pursuant to an effective registration statement under Securities Act or an applicable exemption from registration thereunder, including Rule 144 (which permits resales of securities subject to limitations depending on the holding period of such securities and in the case of shares held by affiliates of the Company).

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


ITEM 2.       DESCRIPTION OF PROPERTY

    The Company's administrative, sales and marketing facilities occupy approximately 9,036 square feet in Boston, USA and approximately 11,600 square feet in London, England pursuant to leases which expire in July 1999, July 2000 and September 2001. In addition, the Company leases research and development facilities in Ipswich, England and Glasgow, Scotland and has offices in the metropolitan areas of Atlanta, Chicago, and New York in the United States, Sydney and Melbourne in Australia, Johannesburg in South Africa, Hertogenbosch and Woerden in the Netherlands, Antwerp in Belgium, Paris in France, Frankfurt in Germany, Hong Kong, and Guernsey. The Company cancelled the New York, San Francisco, and Chicago leases as well as reduced the square footage of both the London and Boston offices in an effort to consolidate operations.

ITEM 3.       LEGAL PROCEEDINGS

    The Company is not aware that it is infringing any proprietary rights of third parties. On February 21, 1996, Intel and the Company entered into an agreement pursuant to which the Company ceased to use the "Gentium" name. Since June 30, 1996 the Company has adopted the name "Gentia" in lieu thereof. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to the Company's use of the Gentia name or the Company's other trademarks or products or variations or enhancements thereto. In April, 1996 the Company received a letter from counsel for Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor patent"). (In 1998, Arbor merged with Hyperion Software Corporation.) Gentia has investigated Arbor's patent and in 1996 filed a declaratory judgment action in the U.S. District Court for the District of Massachusetts asserting both that Gentia does not infringe any claims of the Arbor patent and that the claims of the Arbor patent are invalid. Arbor subsequently filed a complaint against the Company in the U.S. District Court for the Northern District of California asserting that the Company infringes the Arbor patent. The Company retained Arnold White & Durkee PC as its counsel. In November 1996, the Company's declaratory judgment action was transferred to the U.S. District Court for the Northern District of California and consolidated with Arbor's infringement action. Discovery in the consolidated action has been completed but the case is not currently scheduled for trial. Arbor's patent is presently undergoing re-examination in the U.S. Patent & Trademark Office, where the claims have been initially found to be unpatentable. The Company is vigorously pursuing its defense against Arbor and is confident that it will prevail in the litigation. Prolonged litigation regarding Arbor's claim could involve significant additional expenses attendant to such litigation and there can be no assurance that this matter would not result in substantial cost and a diversion of management's attention and resources, which could have material adverse effect upon the Company's business, operating results and financial condition.

    The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available or, if available, may not be on terms acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.

ITEM 4.       CONTROL OF REGISTRANT

    To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of the Ordinary Shares of the Company, nominal value (pound)0.15 per share ("Ordinary Shares") by (a) any person known to the Company to be the owner of more than ten percent of the Ordinary Shares, as of December 31, 1998 and (b) all officers and directors of the Company as a group.

              Identity Of Person Or Group                 Amount Owned (i)  Percent Of Class (ii)
              ---------------------------                 ----------------  ---------------------

              R Alan Wallman (iii) ..............            3,300,000           32.3%

              All directors and officers as a group
                 (11 persons) (iv)...............            3,350,000           32.7%

---------------

(i) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the Securities and Exchange Commission which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.
(ii)     Based on 10,232,930 Ordinary Shares outstanding as of May 31, 1999.
(iii) The recorded owner is Kappa Ltd, and Mr. Wallman is the beneficial owner. Mr Wallman is founder and a Director of the Company. See Item 10
         - "Directors and Officers of Registrant"
(iv) Officers and directors also held options to acquire 1,038,084 Ordinary Shares, which amount is not reflected in this table. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

         The Bank of New York, which currently serves as Depositary ("the Depositary") with respect to the American Depositary Shares ("ADSs"), each representing one Ordinary Share, was the record owner, as of May 31, 1999, of 6,715,863 Ordinary Shares, representing 65.63% of the Ordinary Shares. The Company is not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control of the Company.

ITEM 5.       NATURE OF TRADING MARKET

    The ADSs are quoted on the Nasdaq National Market under the symbol "GNTI". Neither the ADSs nor the Ordinary Shares are listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the Nasdaq National Market since the Company's initial public offering on April 30, 1996.

                                                             High              Low
                                                             ----              ---
                                                               $                $
               1996:
               Second Quarter (from April 30, 1996)          32.125           18.750
               Third Quarter                                 22.250           11.000
               Fourth Quarter                                15.375           11.000
               1997:
               First Quarter                                 19.500            8.031
               Second Quarter                                 9.500            3.250
               Third Quarter                                  6.625            3.125
               Fourth Quarter                                 4.375            2.125
               1998:
               First Quarter                                  8.000            2.906
               Second Quarter                                 7.875            5.188
               Third Quarter                                  5.938            3.031
               Fourth Quarter                                 4.125            2.625
               1999:
               First Quarter                                  3.688            2.625

    On May 31, 1999, the last sale price for the ADSs as reported on the Nasdaq National Market was $2.094.

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

ITEM 7. TAXATION.

UNITED STATES FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSEQUENCES TO PERSONS WHO ARE OWNERS OF ORDINARY SHARES OR ADSS

    The following generally summarizes certain U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a beneficial owner of Ordinary Shares or ADSs that is (a) a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation or partnership created or organized under the laws of the U.S. or any State thereof, (c) estates, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if (i) a court within the U.S is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (collectively, "U.S.Holders"). this summary does not address tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than the U.S. or the U.K.

    The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the U.S. or U.K. law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the U.S. and the U.K. (the "Conventions"), occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (the "Deposit Agreement") entered into by the Company, the Depositary, and the registered holders of ADRs and the owners of a beneficial interest in bank entry ADRs, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

    This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADSs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital in the event that the Company were to be classified as a "controlled foreign corporation" for U.S. federal income tax purposes. Although the Company was not a controlled foreign corporation as of December 31, 1998, there can be no assurance that it will not be a controlled foreign corporation in the future. This summary foes not address the U.S. federal income tax consequences to the Company or any U.S. Holder if the Company is determined to be a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes.

    OWNERS AND PROSPECTIVE PURCHASERS OF ADSs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE UNITED KINGDOM AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADSs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

    For purposes of the Conventions and the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADSs evidenced by ADRs.

TAXATION OF DIVIDENDS

United Kingdom

    Under current U.K. law, if dividends are paid by the Company, U.K. resident individual shareholders will receive a notional (non-refundable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual's lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received).

Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

    Dividends paid by U.K. resident companies to other U.K. resident companies carry a tax credit (currently one-ninth) in respect of the amount of the divided. The divided and tax credit will constitute franked investment income in the hands of the recipient company and normally a UK resident company will not be liable to UK tax on any such dividends. For dividends paid on or after April 6, 1999, UK companies are no longer entitled to claim a refund of the tax credit in any circumstances.

    Holders who satisfy conditions prescribed by the Convention relating to income taxes (the "Income Tax Convention") and current UK tax legislation ("Eligible U.S. Holders") are entitled to claim from the UK Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the UK for UK tax purposes would have been entitled had he received the divided (the Tax Credit Amount), subject to a UK withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. However, the reduction in the rate of the tax credit from April 6, 1999 to one-ninth of the amount of any dividend means that Eligible US Holders have ceased to be able to obtain a Treaty Payment as from that date. It should be noted that the US Treasury announced on October 1, 1998, its intention to hold a round of talks with the UK for the purpose of updating the Income Tax Convention to reflect tax law developments in the respective countries. It is not anticipated that any new Income Tax Convention will be effective prior to January 1, 2000. United States

    Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations", for US federal income tax purposes, the gross amount of a divided plus the Tax Credit Amount (i) will be included in gross income by an Eligible US Holder and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the 15% UK withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible US Holder's US federal income taxes. For the purposes of the foreign tax credit limitation, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain holders, "financial services income". The consequences of these limitations will depend on the nature and sources of each US Holders' income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. Of dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for US federal income tax purposes, such excess will be treated as non taxable return of capital to the extent of the US Holder's adjusted basis in the ADSs, and any excess will be treated as a capital gain. To determine the portion of any distribution that constitutes a dividend for US federal income tax purposes, the Company will maintain a set of books and records in accordance with US tax principles.

    As mentioned above, certain minimum holding periods must be met in order for a US Holder to credit the foreign tax imposed on foreign source dividends. A US Holder will be denied a foreign tax credit for foreign withholding taxes imposed on a divided if the US Holder has not held the ordinary share or ADS for more than 15 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US Holder has substantially diminished its risk of loss on the Ordinary Share or ADS are not counted toward meeting the holding period required by statute. A US Holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a divided. US Holders that fail to meet the holding period requirements are instead allowed a deduction equal to the foreign tax credits disallowed.

Taxation of Capital Gains
United Kingdom

    A US Holder who is not resident or ordinarily resident in the UK (and would not be treated as "temporarily non resident), for UK tax purposes will not be liable for UK tax on capital gains realizes or accrued on the sale or other disposal of ADSs unless the ADSs are held in connection with a trade or business carried on by such US Holder in the UK through a branch or agency which constitutes a permanent establishment or fixed base, and the ADEs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

    An individual is treated as temporarily non resident if he leaves the UK after March 16, 1998 and (a) four out of the seven years of assessment immediately preceding the year of departure were years for which the individual satisfied the residence requirements and (b) there are fewer than five years of assessment falling between (and not including) the year of departure and the year of return. Individuals should consult their own tax advisor if they believe that these circumstances could be applicable to them.

UNITED STATES

    Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations", a US Holder will be liable for US federal income tax on such gains to the same extent as on any other gains from sales or dispositions of stock. In the case of individual US Holders, such gains may be eligible for preferential capital gains rates depending on holding period, date of sale, and the individual's marginal federal income tax rate. Generally, any capital gain will be subject to a maximum tax rate of 20% for shares held for more than one year. Shares held less than one year will be treated as short-term capital gain and taxed as ordinary income at the US Holder's marginal income tax rate. Capital gains and losses realised on the disposition of ordinary shares generally will be US source gains and losses for purposes of the US foreign tax credit limitations.

    A US Holder that is liable for both UK and US tax on a gain on the disposal of the ADSs should generally be entitled, subject to certain limitations and pursuant to the Income Tax convention, to credit the amount of UK capital gains or corporation tax, as the case may be, paid in respect of such gain against such US Holder's US federal income tax liability in respect of such gain. US Holders should consult their own tax advisors to determine their entitlement to credit UK tax against their US federal income tax liability.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

    If the Company were deemed to be a passive foreign investment company (a
PFIC) for US federal income tax purposes, any gain recognized by a US Holder upon the sale of ADSs (or receipt of certain distributions) would be treated as ordinary income, such income would be allocated over the holding period of the US Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. The Company will be classified as a PFIC for a taxable year if either (i) 75% or more of its gross income for the taxable year is passive income or (ii) on average for the taxable year, 50% or more of its assets by value produce or are held for the production of passive income. The Company has determined that it was not a PFIC for its taxable year ended December 31, 1998 and intends to manage its business so as not to become a PFIC. If the Company were determined to be a PFIC, however, a US Holder could elect to treat his or her ADSs as an interest in a qualified electing fund (a QEF Election), in which case, the US Holder would be required to include in income his or her proportionate share of the Company's income and net capital gain in years in which the Company is a PFIC. Alternatively, the US Holder could make an election (a Mark-to-Mark Election) pursuant to which a US Holder would be required to include in income the excess of the fair market value of the ADSs over the US Holder's basis therein. If a US Holder makes either a QEF Election of a Mark-to-Mark Election , then any gain recognized upon the sale by such US Holder of his or her ADSs generally would be taxed as a capital gain. The Company will continue to monitor its status and will, promptly following the end of each taxable year, notify US Holders if it believes that it is properly classified as a PFIC for that taxable year to enable US Holders to consider whether to make a QEF Election or a Mark-to Mark Election. In addition, the Company intends to comply with the applicable information reporting requirements for US Holders to make a QEF Election. US Holders should consult with their own tax advisers regarding the eligibility, nor and advisability of making the QEF Election or Mark-to-Mark Election if the Company is treated as a PFIC.

UNITED KINGDOM INHERITANCE TAX

    An ADS beneficially owned by an individual US Holder who is domiciled in the US for the purposes of the Convention relation to estate and gift taxes (the Estate and Gift Tax Convention) is not subject to United Kingdom inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS is part of the business property of a United Kingdom permanent establishment of the individual or pertains to a United Kingdom fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides of tax paid in the United Kingdom to be credited against tax payable in the United Kingdom, based on priority rules set forth in that Convention, in a case where an ADS is subject to both United Kingdom inheritance tax and United States federal gift or estate tax. There are special rules applying to trusts.

UNITED STATES GIFT AND ESTATE TAXES

    An individual US Holder will be subject to United States gift and estate taxes with respect to the ADSs in the same manner and to the same extent as with respect to other types of personal property.
United Kingdom Stamp Duty and Stamp Duty Reserve Tax

    The acquisition or transfer of Ordinary Shares is subject to UK stamp duty at (pound)0.50 per (pound)100 (or part thereof) of the amount or value of the consideration price. There is also a charge to UK Stamp Duty Reserve Tax (SDRT) at 0.5% of the consideration on the agreement to transfer Ordinary Shares but a refund of SDRT may be obtained if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

    Stamp duty or SDRT at (pound)1.50 per (pound)100 (or part thereof) of the amount or value of the consideration price arise on the deposit of ordinary Shares with the Custodian of a Depository (or certain persons providing clearance services ) or their nominees or agents and will be payable by the Depository or such person, under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, holders of ADSs must pay an amount in respect of such tax to the Depository.

    There is no UK Stamp Duty on the acquisition or transfer of an ADS provided that any agreement to transfer the ADS is executed and retained outside the UK. The transfer of Ordinary Shares by the Custodian of the Depository (or its nominee) to the ADS holder will attract a fixed stamp duty of (pound)0.50 only provided the ADS holder is not transferring beneficial ownership.

    If the pending United Kingdom Finance Bill is enacted, the fixed stamp duty of (pound)0.50 only will increase to (pound)5.00 with effect from October 1,1999 and additionally, interest (at a variable rate to be fixed by the Government regulations) will become payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument. This will also apply to instruments executed outside the UK if they are later brought into the UK, thereby becoming liable to stamp duty, in which case interest on unpaid stamp duty will accrue by reference to the date of execution. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are already in force to charge interest and penalties in respect of SDRT, that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

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


                 CONSOLIDATED STATEMENTS OF OPERATIONS DATA
     (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 NINE
                                                                MONTHS
                                                                 ENDED
                                                               DECEMBER                      YEAR ENDED
                                        YEAR ENDED MARCH 31,      31,                        DECEMBER 31,
                                       ---------------------- ----------- ---------------------------------------------

                                       ---------------------- ----------- ---------------------------------------------
                                          1994        1995        1995       1995(i)      1996       1997        1998
                                       ---------- ----------- ----------- ------------ ---------  ---------   ---------
                                                                           (unaudited)
Revenues:
   License .........................   $  2,931    $  6,364    $  7,657    $ 10,227    $ 16,861    $ 14,985    $ 16,173
   Services and other ..............      3,134       4,398       4,918       6,163       9,104      12,186      13,359
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total revenues ..............      6,065      10,762      12,575      16,390      25,965      27,171      29,532
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------

Cost of revenues:
   License .........................        128         148         103         171         804       1,179       1,809
   Services and other ..............        980       2,455       2,816       3,580       4,937       6,800       8,400
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total cost of revenues ......      1,108       2,603       2,919       3,751       5,741       7,979      10,209
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit .......................      4,957       8,159       9,656      12,639      20,224      19,192      19,323
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------

Operating expenses:
   Sales and marketing .............      2,340       3,782       4,301       5,801      10,271      14,308      19,720
   Research and development ........        551       1,113       1,284       1,663       3,185       4,698       6,831
   General and administrative ......      2,062       2,517       3,017       3,711       3,926       6,279       4,367
   Purchased research and
     development ...................       --          --          --          --          --          --         1,037
   Restructuring costs .............       --          --          --          --          --          --         2,869
   Goodwill amortization ...........       --          --          --          --           122         372         596
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total operating expenses ....      4,953       7,412       8,602      11,175      17,504      25,657      35,420
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------

Income (loss) from operations ......          4         747       1,054       1,464       2,720      (6,465)    (16,097)
Other income (expense) .............        (74)        (77)          4         (45)        965       1,235         681
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before provision
              for income taxes......        (70)        670       1,058       1,419       3,685      (5,230)    (15,416)
(Provision) credit for income taxes         (12)       (254)       (384)       (521)     (1,216)      1,247        (185)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss) ..................   $    (82)   $    416    $    674    $    898    $  2,469    $ (3,983)   $(15,601)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------

Net income (loss) per share (ii)
                          - basic ...  $  (0.01)   $   0.06    $   0.10    $   0.14    $   0.31    $  (0.44)   $ (1.57)
                          - diluted .  $  (0.01)   $   0.06    $   0.09    $   0.12    $   0.24    $  (0.44)   $ (1.57)
                                      =========   =========   =========   =========   =========   =========   =========
Shares used to compute net income
       (loss) per share   - basic ... 6,459,167   6,459,167   6,459,167   6,459,167   7,845,962   9,154,673   9,950,201
                          - diluted . 6,459,167   6,459,167   7,340,156   7,186,190  10,491,703   9,154,673   9,950,201
                                      =========   =========   =========   =========  ==========   =========   =========

--------------
 (i) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995.

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

                                                 CONSOLIDATED BALANCE SHEET DATA
                                                  (IN THOUSANDS OF US DOLLARS)

                                                        MARCH 31,                  DECEMBER 31,
                                                   -----------------   -------------------------------------
                                                     1994      1995      1995      1996      1997      1998
                                                   -------   -------   -------   -------  --------  --------
Cash and cash equivalents ......................   $    21   $   720   $ 2,280   $25,228  $ 20,332     5,314
Working capital ................................        87       329     1,606    26,709    22,144     4,875
Total assets ...................................     3,200     6,091     7,755    41,551    36,394    26,548
Short-term debt ................................       534       850       475       194       105        78
Long-term debt, excluding current portion ......        15        82       175       225       109        59
Total shareholders' equity .....................       456       879     2,490    32,004    27,859    13,910




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

    The Company's ability to satisfy its cash requirements for the coming year is dependent on meeting projected revenue targets, cash collection targets and containing operating expenses. The Company has in the past, been unable to meet similar targets, particularly license revenue. Failure to meet anyone of the three requirements will result in the company having insufficient cash to finance operations. The company will attempt to obtain additional sources of financing, which may not be available on suitable terms to the company, if at all. This will have a material adverse effect on the Company's business and financial condition and the value of the American Depositary Shares ("ADS"). The Company has taken steps to restructure the organization to enable the Company to operate off a lower, more flexible operating cost base. This restructuring involves the consolidation of various functions within the organization, reducing headcount and the number of facilities, which the Company operates from. See "Item 9: Restructuring."

    Revenues from Gentia consist of license revenues as well as related software maintenance and support, training and consulting revenues. The sales cycle for a typical Gentia sale, from initial customer contact through product evaluation, contract negotiation and signing, ranges from two to eight months. License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. Maintenance and support revenues, including the element of licensing fees attributable to the initial warranty period, consist of fees for ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed. See Note 3 of Notes to Consolidated Financial Statements.

    Cost of license revenues consist primarily of commission to third parties, product packaging, documentation and production costs together with any fees payable in respect of software products embedded in the Gentia software. Costs of services and other revenues consist primarily of customer support costs, consulting costs and certain development licensing costs which are generally expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements. Cost of license revenues have been, and are expected to continue to be, quite low in relation to license revenues. The Company's gross profit is significantly higher on license revenues than on services and other revenues. As a result, the mix of revenues during a period can have a significant impact on the Company's profitability for that period. For example, in the year ended December 31, 1998, the Company's gross profit on $16,173,000 of license revenues was 88.8% and its gross profit on $13,359,000 of services and other revenues was 37.1%. The Company's total gross profit for that period was $19,323,000 or 65.4% of total revenues. If the amounts of license revenues and services and other revenues for that period had been reversed (and the ratios of costs to revenues had remained unchanged), the Company's gross profit for the period would have been $17,862,000 or 60.5%.

    The price of a Gentia license depends in part upon the number of users contracted for by the customer. Therefore, license revenues depend not only on the number of licenses sold but also on the type of license. The average price of Gentia licenses sold has decreased from approximately $136,000 for the year ended December 31, 1997 to approximately $120,000 for the year ended December 31, 1998.

    Sales and marketing expenses consist primarily of personnel costs, including sales commissions, of all personnel involved in the sales process, as well as costs of advertising, doubtful accounts, public relations, seminars and trade shows. Research and development expenses, which are expensed as incurred, consist primarily of salaries and other personnel-related expenses, depreciation of development equipment and supplies and occupancy costs related to the Company's dedicated research facilities. General and administrative expenses consist primarily of personnel costs for finance, MIS, human resources and general management, as well as insurance and professional expenses. Other income (expense) represents the net of interest income, interest expense and foreign exchange gains or losses.

    Since 1992, the Company has invested significant resources in developing its Gentia software, as well as in developing its worldwide sales and marketing organization. Total employees have increased from 54 as of April 1, 1994 to 220 as of December 31, 1998, primarily due to the growth of direct sales and support functions, as well as in research and development. As a result, since 1993 the Company's operating expenses have increased in absolute dollar amounts. See Item 1 - "Descriptions of Business - Sales and Marketing".

    Although the Company has experienced growth in total revenues in recent years, there can be no assurance that such growth is sustainable. The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels are below expectations, net income is likely to be disproportionately affected. There can be no assurance that the Company will be profitable on a quarterly or annual basis. See "-Selected Quarterly Operating Results" and Item 1 - "Description of Business - Business Factors - Fluctuations in Quarterly Results."

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

    Results of operations of the Company's subsidiaries which have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities of such subsidiaries are translated using exchange rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of other comprehensive income in shareholders' equity. Fluctuations in exchange rates will affect period to period comparisons of the Company's reported results of operations. See Item 1 - "Description of Business - Business Factors - Currency Fluctuations."

RESULTS OF OPERATIONS

    The following table sets forth the percentage of total revenues represented by the respective line items in the Company's Consolidated Statements of Operations for the periods indicated.




                                                   YEAR ENDED    NINE MONTHS
                                                    MARCH 31,       ENDED                YEAR ENDED
                                                                 DECEMBER 31,            DECEMBER 31,
                                                ---------------  ------------- ------------------------------------
                                                ---------------  ------------- ------------------------------------
                                                 1994      1995      1995        1995      1996      1997      1998
                                                -----     -----     -----       -----     -----     -----     -----
                                                                               (unaudited)
Revenues:
  License fees ..............................    48.3%     59.1%     61.0%       62.4%     64.9%     55.2%     54.8%
  Services and other ........................    51.7      40.9      39.0        37.6      35.1      44.8      45.2
                                                -----     -----     -----       -----     -----     -----     -----
     Total revenues .........................   100.0     100.0     100.0       100.0     100.0     100.0     100.0
                                                -----     -----     -----       -----     -----     -----     -----

Cost of revenues:
  License fees ..............................     2.1       1.4       0.8         1.1       3.1       4.4       6.1
  Services and other ........................    16.2      22.8      22.4        21.8      19.0      25.0      28.4
                                                -----     -----     -----       -----     -----     -----     -----
     Total cost of revenues .................    18.3      24.2      23.2        22.9      22.1      29.4      34.5
                                                -----     -----     -----       -----     -----     -----     -----
Gross profit ................................    81.7      75.8      76.8        77.1      77.9      70.6      65.5
                                                -----     -----     -----       -----     -----     -----     -----
Operating expenses:
  Sales and marketing .......................    38.6      35.1      34.2        35.4      39.5      52.6      66.8
  Research and development ..................     9.0      10.3      10.2        10.1      12.3      17.3      23.1
  General and administrative ................    34.0      23.4      24.0        22.7      15.2      23.1      14.8
  Purchased research & development ..........      --        --        --          --        --        --       3.5
  Restructuring cost ........................      --        --        --          --        --        --       9.7
  Goodwill amortization .....................      --        --        --          --       0.4       1.4       2.0
                                                -----     -----     -----       -----     -----     -----     -----
      Total operating expenses ..............    81.6      68.8      68.4        68.2      67.4      94.4     119.9
                                                -----     -----     -----       -----     -----     -----     -----

Income (loss) from operations ...............     0.1       7.0       8.4         8.9      10.5     (23.8)    (54.5)
Other income (expense) ......................    (1.2)     (0.7)       --        (0.2)      3.7       4.5       2.3
                                                 -----    -----     -----       -----     -----     -----     -----
Income (loss) before provision for
     income taxes ...........................    (1.1)      6.3       8.4         8.7      14.2     (19.3)    (52.2)
(Provision) credit for income taxes .........    (0.3)     (2.4)     (3.0)       (3.2)     (4.7)      4.6      (0.6)
                                                -----     -----     -----       -----     -----     -----     -----
Net income (loss) ...........................    (1.4)%     3.9%      5.4%        5.5%      9.5%    (14.7)%   (52.8)%
                                                =====     =====     =====       =====     =====     =====     =====

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

    The Company's total revenue increased 8.5% from $27.2 million for the year ended December 31, 1997 to $29.5 million for the year ended December 31, 1998. The increase in revenue was split evenly over license revenue and consulting maintenance and other services. License revenue increased by 8% while consulting maintenance and other services increased by 9.6%.

    Revenues for the year ended December 31, 1998 were $8.1 million in the United Kingdom, $10.3 million in North America, $0.9 million in Australia and New Zealand and $8.1 million from the rest of Europe and $2.1 million from the rest of the world. Revenues for the year ended December 31, 1997 were $8.3 million in the United Kingdom, $9.8 million in North America, $1.7 million in Australia and New Zealand and $5.9 million from the rest of Europe and $1.5 million from the rest of the world.

    LICENSE REVENUES. License revenues increased 8% from $15.0 million for the year ended December 31, 1997 to $16.2 million for the year ended December 31, 1998. The increase is primarily due to the Renaissance Balanced Scorecard and core Gentia products. License revenues decreased from 55.2% of total revenues for the year ended December 31, 1997 to 54.8% for the year ended December 31, 1998.

    SERVICES AND OTHER REVENUES. Services and other revenues increased 10% from $12.2 million in the year ended December 31, 1997 to $13.4 million in the year ended December 31, 1998. This was due to increased maintenance and support revenues, together with increased consulting assignments from the growing Gentia customer base. With the increase in license revenues, services and other revenues only increased from 44.8% of total revenues for the year ended December 31, 1997 to 45.2% for the year ended December 31, 1998.

COST OF REVENUES

    COST OF LICENSE REVENUES. Cost of license revenues were $1.2 million and $1.8 million in the years ended December 31, 1997 and 1998, respectively, representing 8.0% and 11.2% of license revenues for those periods. The increase was primarily due to the increased amount of commission payable to third parties.

    COST OF SERVICES AND OTHER REVENUES. Cost of services and other revenues was $6.8 million and $8.4 million in the years ended December 31, 1997, and 1998, respectively, representing 55.8% and 62.9% of service and other revenues for those periods. The percentage increase is due to an increase in the utilization of third party consultants.

OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses increased by 37.8% from $14.3 million for the year ended December 31, 1997 to $19.7 million for the year ended December 31, 1998. The principal components of this increase are marketing and bad debts. The Company increased its marketing expenditure during the year to develop product awareness around its newly released Balance Scorecard Application. The Company also recorded a one time allowance for doubtful accounts of $2.7 million. The Company believes that it will spend substantially less during 1999 to maintain its market awareness of the Balance Scorecard Application. As a percentage of total revenues, sales and marketing expenses increased from 52.7% to 66.8% of total revenues for the years ended December 31, 1997 and 1998, respectively.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 44.7% from $4.7 million for the year ended December 31, 1997 to $6.8 million for the year ended December 31, 1998. This increase was attributable to the purchase of Compression Sciences Limited (see Note 12 of Notes to the Consolidated Financial Statements) and a general increase in research expenditure. As a percentage of total revenues, research and development expenses were 17.3% and 23.1% of total revenues for the years ended December 31, 1997 and 1998, respectively. This increase can be attributed to Compression Sciences Limited research expenditure with no related revenue in 1998. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development, which will continue to be expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 30.2% from $6.3 million for the year ended December 31, 1997 to $4.4 million for the year ended December 31, 1998. General and administrative expenses represented 23.1% and 14.8% of total revenues for the years ended December 31, 1997 and 1998, respectively.

    RESTRUCTURING COSTS. During 1998, the Company recorded restructuring charges of $6.6 million, which included restructuring costs of $2.9 million, provision for doubtful accounts of $2.7 million and in-process research and development of $1.0 million. An additional charge of $500,000 was incurred in quarter one of 1999 and a further $1.0 million is anticipated in quarter two of 1999 as these charges did not meet the accounting criteria for inclusion in 1998. The combined effect of the reductions in work force and facility closures is expected to lower the Company's annual operating costs by approximately $8.0 million.

    Restructuring costs aggregating $2.9 million consisted of costs associated with the exit from certain businesses of $1.5 million, goodwill impairment of $733,000 and employee severance costs $618,000. The severance costs relate to 11 employees, mainly upper management, in the administration and sales function. Of the employee severance cost, $316,000 had been paid prior to year-end. The sublease and lease abandonment losses primarily covered office space in Wakefield and Chicago in the United States and Wimbledon in the United Kingdom. The asset write-offs were primarily goodwill relating to the closure of Germany, South Africa and cancellation of distribution agreements in Asia. The fair value of the goodwill was determined based on the estimated disposal value of the subsidiary.

    The provision for doubtful debts was principally made against debts in the United States, Netherlands and United Kingdom. Provision was made for overdue disputed debts that were considered irrecoverable as at December 31, 1998.

GOODWILL AND OTHER INTANGIBLES AMORTIZATION

    Goodwill and other intangibles amortization increased by $224,000 an increase of 60.2% on the 1997 expense. The increase is attributable to the purchase of Technical and Computer Management Services Limited and Compression Sciences Limited which generated goodwill of $1.9 million and the purchase of existing technology of $2.6 million.

INCOME (LOSS) FROM OPERATIONS

    The loss from operations for the year ended December 31, 1998 was $15.6 million, comprising a loss from operations of $7.5 million in the United Kingdom, $3.7 million in North America and loss from operations of $709,000 in Australia and New

Zealand, $3.0 million in the rest of Europe and $713,000 in the rest of the world. Income from operations for the year ended December 31, 1997 was $16.5 million, comprising income from operations of $1.5 million in the United Kingdom; $4.2 million in North America, $91,000 in Australia, $491,000 in the rest of Europe and $71,000 in the rest of the world.

OTHER INCOME

    Other income was $1.2 million and $681,000 in years ended December 31, 1997 and 1998, respectively, and relates primarily to interest earned on interest bearing deposits of funds raised by the Company's initial public offering in April 1996.

CREDIT (PROVISION) FOR INCOME TAXES

    The provision for income taxes was $1.2 million credit in the year ended December 31, 1997, and a $185,000 debit in the year ended December 31, 1998, representing the write off of deferred tax assets.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

    The Company's total revenue increased 4.6% from $26.0 million for the year ended December 31, 1996 to $27.2 million for the year ended December 31, 1997, primarily as a result of an increase in revenues attributable to consulting, maintenance and other services.

    Revenues for the year ended December 31, 1997 were $8.3 million in the United Kingdom, $9.8 million in North America, $1.7 million in Australia and $5.9 million from the rest of Europe and $1.5 million from the rest of the world. Revenues for the year ended December 31, 1996 were $8.9 million in the United Kingdom, $10.2 million in North America, $1.7 million in Australia and $4.0 million from the rest of Europe and $1.2 million from the rest of the world. The decrease in revenues in the United Kingdom and in North America are primarily due to a decrease in license revenues in those regions, which resulted primarily from a shift in product selection approach that the Company believes its customers and potential customers are making from a "purely technology" approach to a "solutions-based" approach. The Company has shifted its product offering emphasis to respond to this shift, by, among other things, entering into the Renaissance Agreement and jointly developing Balanced Scorecard. See "- Overview" and Item 1 "Description of Business - General" and "- Industry Background". The increase in revenues in Europe are due to the Company's increased presence in France, Germany, Belgium and the Netherlands.

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



SELECTED QUARTERLY OPERATING RESULTS

    The following tables set forth certain unaudited quarterly consolidated statement of operations data for each quarter of the year ended December 31, 1997 and the year ended December 31, 1998, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This unaudited quarterly financial information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments that in the opinion of the Company are necessary for a reasonable presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto appearing elsewhere in this report. The Company's quarterly results have in the past and may in the future be subject to fluctuations. As a result, the Company believes that results of operations for the interim periods should not be relied upon as any indication of the results to be expected for any future period.


                                                                   QUARTER ENDED
                                   -------------------------------------------------------------------------------------
                                    MAR 31,     JUNE 30,  SEPT 30,   DEC 31,    MAR 31,   JUNE 30,   SEPT 30,    DEC 31,
                                     1997         1997      1997      1997       1998       1998      1998        1998
                                   ---------   ---------  --------  --------   --------   -------    --------   -------
CONSOLIDATED STATEMENT OF                                        (IN THOUSANDS OF US DOLLARS)
OPERATIONS DATA:
Revenues:
     License .....................   $ 3,956    $ 5,018   $ 3,796    $ 2,215   $  2,878    $ 4,779    $ 4,419    $ 4,097
     Services and other ..........     3,045      3,088     2,745      3,308      3,039      2,960      3,588      3,772
                                     -------    -------   -------    -------    -------    -------    -------    -------
          Total revenues .........     7,001      8,106     6,541      5,523      5,917      7,739      8,007      7,869
                                     -------    -------   -------    -------    -------    -------    -------    -------

Cost of Revenues:
     License .....................       167        116       751        145         75        472        452        810
     Services and other ..........     1,515      1,662     1,729      1,894      1,782      2,045      2,140      2,433
                                     -------    -------   -------    -------    -------    -------    -------    -------
          Total cost of revenues .     1,682      1,778     2,480      2,309      1,857      2,517      2,592      3,243
                                     -------    -------   -------    -------    -------    -------    -------    -------
Gross profit .....................     5,319      6,328     4,061      3,484      4,060      5,222      5,415      4,626
                                     -------    -------   -------    -------    -------    -------    -------    -------

Operating expenses:
     Sales and marketing .........     3,114      3,591     3,719      3,884      4,115      4,175      4,351      7,079
     Research and development ....     1,215      1,005     1,187      1,291      1,639      2,034      1,512      1,646
     General and administrative ..     1,117      1,163     1,456      2,543      1,082      1,021      1,106      1,158
      Purchased research and
           development ...........        --         --        --         --         --         --         --      1,037
      Restructuring costs ........        --         --        --         --         --         --         --      2,869
     Goodwill amortization .......        88         91        90        103        102        128        153        213
                                     -------    -------   -------    -------    -------    -------    -------    -------
          Total operating expenses     5,534      5,850     6,452      7,821      6,938      7,358      7,122     14,002
                                     -------    -------   -------    -------    -------    -------    -------    -------

Income (loss) from operations ....      (215)       478    (2,391)    (4,337)    (2,878)    (2,136)    (1,707)    (9,376)
Other (expense) income ...........       303        295       287        350        246        215        144         76
                                     -------    -------   -------    -------    -------    -------    -------    -------
Income (loss) before provision for
    income taxes .................        88        773    (2,104)    (3,987)    (2,632)    (1,921)    (1,563)    (9,300)
(Provision) credit for income taxes      (29)      (229)      631        874         --         --         --       (185)
                                     -------    -------   -------    -------    -------    -------    -------    -------
Net income (loss) ...............     $   59     $  544  $ (1,473)   $(3,113)   $(2,632)   $(1,921)   $(1,563)   $(9,485)
                                     =======    =======   =======    =======    =======    =======    =======    =======


    The following table sets forth, as a percentage of revenues, certain line items in the Company's Consolidated Statement of Operations for the periods indicated:

                                                                   QUARTER ENDED
                                       -----------------------------------------------------------------------------
                                        MAR 31,   JUNE 30, SEPT 30,  DEC 31,   MAR 31,   JUNE 30,  SEPT 30,  DEC 31,
                                         1997       1997    1997       1997     1998       1998      1998     1998
                                       ---------  -------  -------   -------   -------   -------   -------   -------
Revenues:
     License ........................      56.9%     61.9%    58.0%     40.1%     48.6%     61.8%     55.2%     52.1%
     Services and other .............      45.5      38.1     42.0      59.9      51.4      38.2      44.8      47.9
                                       ---------  -------  -------   -------   -------   -------   -------   -------
          Total revenues ............     100.0     100.0    100.0     100.0     100.0     100.0     100.0     100.0
                                       ---------  -------  -------   -------   -------   -------   -------   -------

Cost of Revenues:
     License ........................       2.4       1.4     11.5       2.6       1.3       6.1       5.6      10.3
     Services and other .............      21.6      20.5     26.4      34.3      30.1      26.4      26.7      30.9
                                       ---------  -------  -------   -------   -------   -------   -------   -------
          Total cost of revenues ....      24.0      21.9     37.9      36.9      31.4      32.5      34.4      41.2
                                       ---------  -------  -------   -------   -------   -------   -------   -------
Gross profit ........................      76.0      78.1     62.1      63.1      68.6      67.5      67.6      58.8
                                       ---------  -------  -------   -------   -------   -------   -------   -------

Operating expenses:
     Sales and marketing ............      44.4      44.3     56.9      70.3      69.5      53.9      54.3      90.0
     Research and development .......      17.4      12.4     18.1      23.4      27.7      26.3      18.9      20.9
     General and administrative .....      16.0      14.4     22.2      46.0      18.3      13.2      13.8      14.7
     Purchased research and
          development ...............        --        --       --        --        --        --        --      13.2
     Restructuring costs ............        --        --       --        --        --        --        --      36.5
     Goodwill amortization ..........       1.2       1.1      1.4       1.9       1.7       1.7       1.9       2.7
                                       ---------  -------  -------   -------   -------   -------   -------   -------
          Total operating expenses ..      79.0      72.2     98.6     141.6     117.2      95.1      88.9     178.0
                                       ---------  -------  -------   -------   -------   -------   -------   -------

Income (loss) from operations .......      (3.0)      5.9    (36.5)    (78.5)    (48.6)    (27.6)    (21.3)   (119.2)
Other (expense) income ..............       4.3       3.6      4.3       6.3       4.2       2.8       1.8       1.0
                                       ---------  -------  -------   -------   -------   -------   -------   -------
Income (loss) before provision for
    Income taxes ....................       1.3       9.5    (32.2)    (72.2)    (44.4)    (24.8)    (19.5)   (118.2)
(Provision) credit for income taxes .      (0.4)     (2.8)     9.7      15.8       --        --        --       (2.4)
                                       ---------  -------  -------   -------   -------   -------   -------   -------
Net income (loss) ...................       0.9%      6.7%    22.5%   (56.4%)   (44.4%)   (24.8%)   (19.5%)   (120.6%)
                                       =========  =======  =======   =======   =======   =======   =======   =======


    The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for Gentia, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which Gentia is offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of Gentia on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to Gentia or new products such as Balanced Scorecard or enhancements to products of its competitors, (customer order deferrals in anticipation thereof), the timing of revenue recognition under the Company's agreements, the impact of acquisitions by the Company and its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

LIQUIDITY AND CAPITAL RESOURCES

    The Company used cash of $9.8 million in its operating activities in the year ended December 31, 1998 and used cash of $3.1 million in the year ended December 31, 1997.

    As a result of the cash utilized in operations, the company ended the year with a cash balance of $5.3 million. It is anticipated that the company will end quarter two of 1999 with a remaining cash balance of $650,000. Steps taken to address the net utilization of cash are discussed under "Item 9:
Overview" and "Item 9: Restructuring". The company is reliant on meeting projected revenue targets, cash collection targets and containing operating expenses. The Company has in the past, been unable to meet similar targets, particularly license revenue. Failure to meet anyone of the three requirements will result in the company having insufficient cash to finance operations. The company will attempt to obtain additional sources of financing, which may not be available on suitable terms to the company, if at all. This will have a material adverse effect on the Company's business and financial condition and the value of the American Depositary Shares ("ADS"). The Company has taken steps to restructure the organization to enable the Company to operate off a lower, more flexible operating cost base. This restructuring involves the consolidation of various functions within the organization, reducing headcount and the number of facilities, which the Company operates from. See "Item 9: Restructuring."

    On April 30, 1996, the Company completed an initial public offering of 3,450,000 ADSs, representing 3,450,000 Ordinary Shares at $16.00 per share, of which 2,000,000 shares were sold by the Company and 1,450,000 were sold by certain shareholders.

    In May 1998, the Company acquired the issued share capital of Technical and Computer Management Services Ltd ("TCMS Ltd"), a U.K. Company for $1.0 million in cash and 166,667 Ordinary shares valued at approximately $1.0 million. TCMS Ltd is a technical consulting firm operating in both the U.S. and U.K. with extensive experience in the implementation of enterprise-wide, web-based analytical applications using Gentia technology.

    In November 1998, Compression Sciences Limited (CSL) was acquired for $1.3 million in cash and $2.3 million for absorbed liabilities. Compression Sciences has developed K.Wiz, a totally Java-based knowledge discovery and data mining solution. K.wiz independently analyzes large quantities of data and automatically highlight key trends. K.wiz components offer data transformation, visualization, and discovery algorithms that deliver complementary value-added analytical capabilities to client/server and Internet-deployed applications.

    Both acquisitions were accounted for under the purchase method. Goodwill of approximately $1.9 million arose on the purchase of TCMS Limited. On acquisition of CSL, $2.6 million was paid for existing technology and $1 million for in-process research and development. The in-process research and development was written off on acquisition.

    Goodwill acquired in respect of acquisitions accounted for under the purchase method are amortized over their estimated useful life of 10 years. Purchased existing technology is amortized over the estimated useful life of 5 years.

    The Company's investing activities for the year ended December 31, 1998, in addition to the acquisitions, consisted of purchases of property and equipment, primarily computer equipment and office furniture and equipment, which amounted to $1.2 million, compared to $1.1 million for the year ended December 31, 1997.

    The combination of losses over the year and the acquisition of TCMS and CSL caused the Company's cash to decrease from $20.3 million at December 31, 1997 to $5.3 million at December 31, 1998; the Company's working capital decreased from $22.1 million at December 31, 1997 to $4.9 million; and the Company's total assets decreased from $36.4 million at December 31, 1997 to $26.5 million at December 31, 1998.

    As of December 31, 1998, the Company had no material commitments to make any capital expenditure. The Company's principal commitments consist of non-cancelable operating leases and capital lease agreements as detailed in Note 9 of Notes to Consolidated Financial Statements.

    The Company's accounts receivable are relatively high in terms of revenues, due in part to the inclusion in accounts receivable of deferred revenues invoiced in advance. The Company is continually reviewing its credit control procedures with a view to improving cash collections and has increased its bad debt reserve for the year ended December 31, 1998 by $2.0 million.

    There was no significant impact as a result of inflation on the Company's operations during 1996, 1997 or 1998.


ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Not  Applicable.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

    The directors and executive officers of the Company, and their respective ages and positions as of June 25, 1999 are as follows:

NAME                        AGE                 POSITION
----                        ---                 --------

DIRECTORS

Paul R. Rolph .........     55     Chairman of the Board and Director
Timothy S. Jones ......     44     Chief Technology Officer and Director
R. Alan  Wallman ......     53     Founder and Non-executive Director


OFFICERS

Steve Fluin ...........     44     Chief Executive Officer
Nick Bray .............     34     Chief Financial Officer and Company Secretary
Ian W. Rawlings .......     40     Vice President

    Mr. Rolph joined the Company in 1991 as Chief Executive Officer and Director. He became Chairman of the Board of Directors on March 7, 1996. Mr. Rolph has over 25 years experience with software companies in the United States, Europe and Asia, including over ten years experience in project management software. From 1986 to 1988, Mr. Rolph served as President of Metier Management Systems, Inc. and as a Director of Lockheed Information Systems Group. Mr. Rolph resigned as the Chief Executive Officer as of the 5 May 1999 and has maintained his position as Chairman of the Board.

    Mr. Steve Fluin was elected as Chief Executive Officer on Mr. Rolph's resignation, May 5, 1999. Mr. Fluin joined Gentia in January 1999 after serving two years as Retek Information Systems's Vice President of Europe, Africa and the Middle East. Retek is a Minneapolis, MN, based software company and subsidiary of HNC Software. Mr. Fluin was charged with creating Retek's European Division from the ground up. Previously, Mr. Fluin held a variety of positions with Comshare, during his 15 years with the Company. He joined Comshare as a consultant in 1981 and rose to Vice President for Europe in 1991, a position he held until his departure in 1996. Mr. Fluin holds a Higher National Diploma in Business Studies and is an active member of the Institute of Directors.

    Mr. Bray was appointed as Chief Financial Officer, replacing Mr Sprenkle, effective from May 22, 1999. Prior to his appointment at Gentia Mr. Bray served as Comshare, Inc.'s Senior Director of Finance & Chief Accounting Officer. Comshare develops, markets, and supports financial analytic applications software. Prior to his three- year tenure with Comshare, Mr. Bray worked for Lotus Software, Inc., as well as Price Waterhouse. He is a Chartered Accountant and holds a first class honors degree.

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

    Subsequent to the resignation of Messrs. James R. H. Buchanan and Anthony
K. Fox on April 23, 1999, the Company has had the services of one non-executive director, Mr. Wallman. The Company is current actively seeking an additional non-executive director to meet the requirements laid down by NASDAQ.

    All directors held office until the annual general meeting of shareholders or until their successors were duly elected and qualified. All of the Company's officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.

    The Compensation Committee of the Board of Directors consists of Messrs. Rolph and Bray. The Company is currently actively seeking an additional non-executive director to serve on the Compensation Committee. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company, and administers the incentive compensation and benefit plans of the Company.

    The Audit Committee of the Board of Directors consists of Mr. Wallman. The Company is current actively seeking an additional non-executive director to serve on the Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of compensation paid by the Company to all of its directors and officers, 10 persons as a group, for the year ended December 31, 1998, compared to 11 persons for the year ended December 31, 1997, was $1.3 million, compared to $924,000 for the year ended December 31, 1997. The Chairman, who was the highest paid director, received $344,000 compared to $314,000 in the prior year. Payments made to companies, in which directors held an interest, for services rendered and costs related thereto, were $42,000 in the current year compared to $285,000 in the prior year. These amounts do not include amounts received by such persons pursuant to the 1994 Plan and the 1996 Plan (each as defined). See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries".

    The aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for officers and directors of the Company for the year ended December 31, 1998 was $18,000. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

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

    As of December 31, 1998, options under the 1994 Plan for the purchase of 1,035,332 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.35 to $0.99) per share, payable in pounds sterling. The December 31, 1998 exchange rate of $1.6638 to (pound)1.00 has been used for purposes of calculating the dollar value of these exercise prices. All options vest three years from date of grant and expire seven years from date of grant; expiration dates range from August 1999 to October 2002. As of December 31, 1998, options under the 1994 Plan for the purchase of 538,334 Ordinary Shares were held by those directors and executive officers of the Company as a group at December 31, 1998. See Note 6 of Notes to Consolidated Financial Statements.

    As of May 31, 1999, options under the 1994 Plan for the purchase of 997,332 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.34 to $0.96) per share, payable in pounds sterling. The May 31, 1999 exchange rate of $1.6033 to (pound)1.00 has been used for purposes of calculating the dollar value of these exercise prices. As of May 31, 1999 options under the 1994 Plan for the purchase of 538,334 Ordinary Shares were held by the directors and executive officers of the Company as a group holding office at December 31, 1998.

    The Company's 1996 Equity Incentive Plan (the "1996 Plan") is intended to serve as the successor equity incentive program to the Company's 1994 Plan. Under the 1996 Plan, the Compensation Committee may grant options to purchase Ordinary Shares and make other restricted stock grants to directors, employees and other persons providing services to the Company, for up to an aggregate of 4,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the Ordinary Shares on the date of grant. The 1996 Plan was adopted by the Board of Directors and approved by shareholders on March 7, 1996. As of December 31, 1998, options under the 1996 Plan for the purchase of 3,215,174 Ordinary Shares were outstanding at exercise prices ranging from $2.875 to $5.25 per share, payable in U.S. dollars. All such options vest (i) for non-executive directors, 50% on December 31 of each year following the date of grant and 50% on the following December 31, (ii) for employees and executive directors, 25% on December 31 of each year following the date of grant; and (iii) for service providers, approximately 4.1% at the end of each month beginning at the end of the first full month after the date of grant, and such options expire between five and seven years from date of grant, the latest of which expire on December 31, 2005. As of December 31, 1998, options under the 1996 Plan for the purchase of 499,750 Ordinary Shares were held by all directors and executive officers of the Company as a group. See Note 6 of Notes to Consolidated Financial Statements.

    As of May 31, 1999, options under the 1996 Plan for the purchase of 2,527,487 Ordinary Shares were outstanding at an exercise price from $2.875 to $5.25 per share, payable in U.S. dollars. As of May 31, 1999, options under the 1996 Plan for the purchase of 363,000 Ordinary Shares were held by the directors and executive officers of the Company as a group at December 31, 1998.

    The number of Ordinary Shares underlying options held by the Company's directors as at December 31, 1998 and December 31, 1997 (or appointment), which are disclosed in the Company's UK statutory accounts, are as follows:

                          AT 31 DECEMBER 1998       AT 31 DECEMBER 1997
                          -------------------       -------------------

     P R Rolph                    473,334                  473,334
     A K Fox                       16,000                   16,000
     J R H Buchanan                16,000                   16,000
     G F Sprenkle                 125,000                   50,000
     S G Silk                     143,750                  150,000          (resigned)
     P T Martin                    92,000                  105,334
     T S Jones                     25,000                        -
     S Fluin                            -                        -


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

WARRANTS

    Gentia has issued First Albany Coporation warrants to purchase 100,000 shares of the Company's common stock at an exercise price of $3 per share. The issue of the warrants is in lieu of financial advisory and investment banking services. The warrants will expire on January 5, 2002. As at December 31, 1998 no warrants had been exercised.


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


                                    PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

                  None.


                                     PART IV

ITEM 17.      FINANCIAL STATEMENTS

                  Not Applicable.

ITEM 18.      FINANCIAL STATEMENTS

                  See pages F-1 through F-21 and page S-1 incorporated herein by reference.

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

              a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this annual report.

                                                                                          Page
                                                                                          ----

Report of Independent Auditors ........................................................   F-1

Consolidated Balance Sheets as of December 31, 1998 and 1997 ..........................   F-2

Consolidated Statements of Operations
for the years ended December 31, 1998,1997 and 1996 ...................................   F-3

Consolidated Statements of Changes in Shareholders'
Equity for the years ended December 31, 1998, 1997 and 1996 ...........................   F-4

Consolidated Statements of Cash Flows
for the years ended December 31, 1998, 1997 and 1996 ..................................   F-5

Notes to Consolidated Financial Statements ............................................   F-6

Schedule I - Valuation and Qualifying Accounts for the years ended
December 31, 1998, 1997 and 1996 (other schedules are omitted as the information is not required, is not applicable or the information is presented in the financial
statements or related notes thereto) ..................................................   S-1


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

        Nick Bray
        Chief Financial Officer




Dated:        June 30, 1999

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Gentia Software plc


     We have audited the accompanying consolidated balance sheets of Gentia Software plc as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentia Software plc at December 31, 1998 and 1997, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.






                                                    ERNST & YOUNG




London, England
June 29, 1999

                               GENTIA SOFTWARE PLC

                           CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)



                                       ASSETS                                                           DECEMBER 31,
                                                                                                    --------------------
                                                                                                      1998        1997
                                                                                                    --------    --------
Current assets
         Cash ...................................................................................   $  5,314    $ 20,332
         Accounts receivable, net of allowance $3,801 (1997: $1,819) ............................     10,565       7,758
         Prepaid expenses .......................................................................      1,363       1,921
         Taxes recoverable ......................................................................        212        --
         Current portion of deferred tax assets .................................................       --           285
                                                                                                    --------    --------
              Total current assets ..............................................................     17,454      30,296
         Property and equipment, net ............................................................      2,192       2,037
          Goodwill and other intangibles on acquisitions, net of amortization $1,789
            (1997: $494) ........................................................................      6,902       3,602
         Long-term portion of deferred tax assets ...............................................       --           459
                                                                                                    --------    --------
              Total assets ......................................................................   $ 26,548    $ 36,394
                                                                                                    ========    ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
         Current portion of lease obligations ...................................................   $     78    $    105
         Accounts payable .......................................................................      2,203       1,743
         Accrued liabilities ....................................................................      3,778       1,337
         Deferred revenue .......................................................................      4,754       3,630
         Other accounts payable .................................................................      1,766       1,337
                                                                                                    --------    --------
              Total current liabilities .........................................................     12,579       8,152
                                                                                                    --------    --------

Non-current liabilities
         Deferred taxation ......................................................................       --           274
         Long-term portion of lease obligations .................................................         59         109
                                                                                                    --------    --------
              Total non-current liabilities .....................................................         59         383
                                                                                                    --------    --------
              Total liabilities .................................................................     12,638       8,535
                                                                                                    --------    --------

Shareholders' equity
           Preference Shares L1.00 par value:
             2,000,000 shares authorized, none issued and outstanding ...........................       --          --
           Ordinary Shares, 15p par value:
              30,000,000 shares authorized, 10,194,930 issued and outstanding at
              December 31, 1998 (1997: 9,609,751) ...............................................      2,445       2,300

Additional paid-in capital ......................................................................     28,881      27,406
Retained earnings (deficit) .....................................................................    (16,837)     (1,236)
Cumulative translation adjustment ...............................................................       (579)       (611)
                                                                                                    --------    --------
              Total shareholders' equity ........................................................     13,910      27,859
                                                                                                    --------    --------
              Total liabilities and shareholders' equity ........................................   $ 26,548    $ 36,394
                                                                                                    ========    ========




         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



                                                                      YEAR ENDED
                                                                      DECEMBER 31,
                                                     ------------------------------------------
                                                         1998             1997            1996
                                                     ----------      ----------      ----------
Revenues:
            License ......................           $   16,173      $   14,985      $   16,861
            Services and other ...........               13,359          12,186           9,104
                                                     ----------      ----------      ----------
                  Total revenues .........               29,532          27,171          25,965
                                                     ----------      ----------      ----------

Cost of revenues:
            License ......................                1,809           1,179             804
            Services and other ...........                8,400           6,800           4,937
                                                     ----------      ----------      ----------
                  Total cost of revenues .               10,209           7,979           5,741
                                                     ----------      ----------      ----------
Gross profit .............................               19,323          19,192          20,224
                                                     ----------      ----------      ----------

Operating expenses:
            Sales and marketing ..........               19,720          14,308          10,271
            Research and development .....                6,831           4,698           3,185
            General and administrative ...                4,367           6,279           3,926
            Purchased research
              & development ..............                1,037            --              --
            Restructuring costs ..........                2,869            --              --
            Goodwill amortization ........                  596             372             122
                                                     ----------      ----------      ----------
                  Total operating expenses               35,420          25,657          17,504
                                                     ----------      ----------      ----------

Income (loss) from operations ............              (16,097)         (6,465)          2,720
Other income (expense) ...................                  681           1,235             965
                                                     ----------      ----------      ----------
Income (loss) before provision for
    income  taxes ........................              (15,416)         (5,230)          3,685
(Provision) credit for income taxes ......                 (185)          1,247         (1,216)
                                                     ----------      ----------      ----------
Net income (loss) ........................           $  (15,601)     $   (3,983)     $    2,469
                                                     ==========      ==========      ==========


Net income (loss) per share - Basic ......           $    (1.57)     $    (0.44)     $     0.31
                            - Diluted ....           $    (1.57)     $    (0.44)     $     0.24
                                                     ==========      ==========      ==========

Shares used to compute net income (loss)
              per share - Basic ..........            9,950,201       9,154,673        7,845,962
                        - Diluted ........            9,950,201       9,154,673       10,491,703
                                                     ==========      ==========      ==========


         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)



                                                 SHARE CAPITAL       ADDITIONAL                    CUMULATIVE        TOTAL
                                              ORDINARY SHARES OF      PAID-IN       RETAINED      TRANSLATION    SHAREHOLDERS'
                                                   15P EACH         CAPITAL (i)    EARNINGS (i)    ADJUSTMENT      EQUITY
                                            ---------------------   -----------    ------------    ----------    -------------
                                             SHARES       AMOUNT

Balance at January 1, 1996 ................ 6,459,167    $  1,565      $   715       $    278        $ (68)          2,490
   Exchange translation adjustments ........                                                            (9)             (9)
   Net income ..............................                                            2,469                        2,469
                                                                                                                 ----------
   Comprehensive income ....................                                                                         2,460
   Issuance of shares (net of
     issuance costs of $5,710) ............. 2,000,000         453       25,837                                     26,290
   Issuance of shares pursuant to
     exercise of options:
     Employees .............................   500,000         125           50                                        175
   Issuance of shares pursuant to
    acquisition ............................    40,000           9          580                                        589
                                            ----------    ----------  ----------     ----------    ----------    ----------
Balance at December 31, 1996 ............... 8,999,167       2,152       27,182          2,747          (77)        32,004
   Exchange translation adjustments ........                                                           (534)          (534)
   Net loss ................................                                            (3,983)                     (3,983)
                                                                                                                 ----------
    Comprehensive income ...................                                                                        (4,517)
    Issuance of shares pursuant to exercise
     of options:
        Employees ..........................   610,584         148          224                                        372
                                            ----------  ----------    ----------     ----------    ----------    ----------
Balance at December 31, 1997 ..............  9,609,751       2,300       27,406         (1,236)        (611)        27,859
    Exchange translation adjustments .......                                                             32             32
    Net loss ...............................                                           (15,601)                    (15,601)
                                                                                                                 ----------
    Comprehensive income ...................                                                                       (15,569)
    Issuance of shares pursuant to exercise
     of options:
        Employees ..........................   418,512         120          500                                        620
   Issuance of shares pursuant to
    acquisition ............................   166,667          25          975                                      1,000
                                             ----------  ----------   ----------     ---------     ---------      ---------
Balance at December 31, 1998 ............... 10,194,930   $  2,445     $ 28,881       $(16,837)       $(579)       $13,910
                                             ==========  ==========   ==========     ==========    ==========     =========


(i) The amount of shareholders' equity available for distribution to shareholders is the amount of profits determined under U.K. GAAP as distributable in the statutory accounts of the parent company. At December 31, 1998 such distributable profits amounted to $ nil (1997: $1,825).

    The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                    --------------------------------
                                                                     1998         1997        1996
                                                                    --------    --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income ...............................................   $(15,601)   $ (3,983)   $  2,469
Adjustments to reconcile net income to net cash
Provided by operating activities:
      Depreciation and amortization .............................        991         836         598
      Goodwill and intangibles ..................................      1,329         372         122
      In-process research and development .......................      1,037        --          --
      Changes in operating assets and liabilities:
          Accounts receivable ...................................     (4,789)        854      (6,140)
          Provision for bad and doubtful debts ..................      1,982       1,341         188
          Prepaid expenses, recoverable taxes and other
              assets ............................................        346      (1,100)       (439)
          Accounts payable ......................................        460          95       1,102
          Accrued payroll and related expenses and other
                    accrued liabilities .........................      3,340      (2,159)      2,188
          Deferred revenues .....................................      1,124         661       1,002
                                                                    --------    --------    --------
Net cash (used in) provided by operating activities .............     (9,781)     (3,083)      1,090
                                                                    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
          Proceeds from disposal of property and assets .........        118          70         104
          Purchases of property and equipment ...................     (1,248)     (1,070)     (1,428)
          Costs of acquisitions .................................     (4,827)       (586)     (2,722)
                                                                    --------    --------    --------
          Net cash used in investing activities .................     (5,957)     (1,586)     (4,046)

CASH FLOWS FROM FINANCING ACTIVITIES
         Net (repayment) of capital lease obligations ...........        (77)       (205)       (160)
         Net proceeds from issuance of shares ...................        620         372      26,464
         Decrease in bank overdraft .............................       --          --          (391)
                                                                    --------    --------    --------
         Net cash provided by financing activities ..............        543         167      25,913

Effect of exchange rate changes on cash .........................        177        (394)         (9)


Net (decrease) increase in cash .................................    (15,018)     (4,896)     22,948
Cash at beginning of period .....................................     20,332      25,228       2,280
                                                                    --------    --------    --------
Cash at end of period ...........................................   $  5,314    $ 20,332    $ 25,228
                                                                    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Interest received, net .....................................   $   (693)   $ (1,262)   $   (922)
     Taxes paid .................................................   $      9    $    477    $    310

NON-CASH INVESTING AND FINANCING ACTIVITIES
     Acquisition of property and equipment through
       capital leases ...........................................   $     76    $     26    $    360
     Shares issued for acquisition ..............................   $  1,000    $   --      $    590


         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1.       THE COMPANY

         (a)      BUSINESS OF THE COMPANY

                  The Company develops, markets and supports high performance networked decision support software for the building, deployment and management of enterprise business intelligence applications. Its principal product is marketed under the name Gentia. The Company's revenues are derived from license revenues for its Gentia software as well as software support and maintenance, training and consulting revenues from Gentia licenses. On December 19, 1997, the Company signed a joint development and marketing agreement with Renaissance
                  Solutions Inc ("Renaissance") to jointly develop and market Renaissance Balanced Scorecard powered by Gentia ("Balanced Scorecard"). Information on the Company's operations by geographic area is included in Note 11.

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

         (b)      INCORPORATION, REORGANIZATION AND BASIS OF PREPARATION

                  Gentia Software plc (the "Company") was registered in England and Wales in September 1993 as Rorycreek Limited and changed its name to Planning Sciences Holdings
                  Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP").

                  In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange of one Ordinary Share of L0.15 par value of the Company for every thirty shares of L0.05 par value in PSP. The acquisition by the Company of PSP has been treated as a combination of entities under common control (the accounting of which is similar to that of a pooling of interests).

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

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

2.       BASIS OF FINANCIAL STATEMENTS

         (a)      PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries in the United States, the United Kingdom, Asia, Australia, Belgium, France, Germany, Guernsey, Hong Kong, the Netherlands, New Zealand and South Africa. All material inter-company balances and transactions have been eliminated on consolidation.

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         (c)      COMPANIES ACT 1985

                  These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act. Statutory accounts for the years ended December 31, 1998, 1997 and 1996 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts have been, and for the year ended December 31, 1998, will be, delivered to the Registrar of Companies for England and Wales.

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

                  Due to the number of currencies involved, the constantly changing exposures, and the potential volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. To date, the Company has not undertaken any significant hedging transactions to cover its currency translation exposure.

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

         (d)      NET INCOME (LOSS) PER SHARE

                  Net income (loss) per share is presented in accordance with SFAS No. 128, "Earnings per Share". Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share reflects the per share effect of dilutive stock options and other dilutive common stock equivalents.

         (e)      PROPERTY AND EQUIPMENT

                  Property and equipment, including leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

                  Computer equipment and software            -  4 years
                  Furniture, fixtures and office equipment   -  4 years
                  Leasehold improvements                     -  period of lease
                  Motor vehicles                             -  4 years

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

         (g)      SOFTWARE DEVELOPMENT COSTS

                  Software development costs are included in research and development and are expensed as incurred. SFAS No. 86 requires the capitalization of certain software development costs once technological feasibility is established. With respect to Gentia, technological feasibility was achieved when all planning, designing, coding and testing activities were complete. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs apart from purchased existing technology.

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

4.       PROPERTY AND EQUIPMENT

         Property and equipment comprises:

                                                     DECEMBER 31,
                                                  -------------------
                                                 1998             1997
                                                --------      --------
Computer equipment .....................           4,265         3,236
Furniture, fixtures and office equipment             955           792
Leasehold improvements .................             560           520
Motor vehicles .........................             212           267
                                                --------      --------
                                                   5,992         4,815
Less: accumulated depreciation .........           3,800         2,778
                                                --------      --------
                                                  $2,192        $2,037
                                                ========      ========

5.       ACCRUED LIABILITIES


                                                     DECEMBER 31,
                                                  -----------------
                                                 1998           1997
                                                --------      --------
Accrued expenses and other current liabilities:
         Accrued commissions ...........              375           461
          Other ........................            3,403           876
                                                 --------      --------
                                                   $3,778        $1,337
                                                 ========      ========

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


6.       SHARE OPTION PLANS

         a) The Company has a share option plan which was adopted in February 1994 (THE "1994 PLAN") and which succeeded a prior PSP plan. Outstanding options under the PSP plan were exchanged for the equivalent number of options under the Plan. Options granted under the Plan are for periods not to exceed seven years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant as determined by the Board of Directors in accordance with the Taxation of Chargeable Gains Act 1992.

         Details of options under the 1994 PLAN are as follows:


                                                  NUMBER OF     WEIGHTED AVERAGE
                                                   SHARES       EXERCISE PRICE
                                                 -----------  -------------------

Balance at January 1, 1996 ..................     2,507,000     L  0.23    $ 0.40 (i)
    Exercised in year .......................      (500,000)       0.21      0.36
                                                 ----------
Balance at December 31, 1996 ................     2,007,000        0.24      0.41
    Exercised in year .......................      (596,334)       0.21      0.35
    Lapsed in year ..........................      (117,333)       0.36      0.60
                                                 ----------
Balance at December 31, 1997 ................     1,293,333        0.24      0.40
    Exercised in year .......................      (239,667)       0.21      0.35
    Lapsed in year ..........................       (18,334)       0.60      1.00
                                                 ----------     -------    ------
Balance at December 31, 1998 ................     1,035,332     L  0.24    $ 0.40
                                                  =========     =======    ======
Exercisable at December 31, 1998 ............     1,035,332     L  0.24    $ 0.40
                                                  =========     =======    ======

         (i) The exercise prices of the above options are fixed in pounds sterling. The U.S. dollar equivalents have been derived by translating the pound sterling amounts at the rates of exchange on the respective dates of grant, cancellation or exercise as appropriate and at period end rates with respect to the options outstanding at each period end.

         The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1998 under the 1994
         PLAN:


                                      OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                                      -------------------                                  -------------------
                                NUMBER                                                   NUMBER
                              OUTSTANDING     WEIGHTED AVERAGE                        OUTSTANDING
                            AT DECEMBER 31,       REMAINING      WEIGHTED AVERAGE   AT DECEMBER 31,   WEIGHTED AVERAGE
          EXERCISE PRICE         1998         CONTRACTUAL LIFE    EXERCISE PRICE          1998         EXERCISE PRICE
         ----------------  ------------------ ------------------ ------------------ ---------------  -------------------
                21p                956,333        36 months             21p                956,333          21p

                60p                 78,999        45 months             60p                 78,999          60p
         ----------------  ------------------ ------------------ ------------------ ---------------  -------------------

             21p - 60p           1,035,332        37 months             24p              1,035,332          24p
         ================  ================== ================== ================== ===============  ===================

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         b) The 1996 Equity Incentive Plan (THE "1996 PLAN") was adopted by the Board of Directors on March 7, 1996, and is intended to serve as the successor equity incentive program to the Company's 1994 Plan under which no further share options have been or will be granted. Under the 1996 Plan, the Compensation Committee may grant stock options and restricted stock grants to directors, employees and other persons providing services to the Company for up to an aggregate of 4,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the underlying shares on the date of the grant. As of December 31, 1998, options under the 1996 Plan for the purchase of 3,215,174 Ordinary Shares by directors, employees and persons providing services to the Company had been granted and were outstanding at an exercise price from $3.00 to $5.25 per Ordinary Share.

             (i)On December 11, 1997, certain of the options previously granted during 1996 and 1997 under the 1996 Plan were amended by reducing the exercise prices under the options to the current market rate. The options before amendment provided the right to acquire up to 468,000 Ordinary Shares at exercise price ranging from $3.75 to $12.50 per share. The Compensation Committee offered the option reprice because it felt that due to changed circumstances, including the reduction in the trading price of the Company's Ordinary Shares, the options were no longer providing the incentive they were designed to provide.

         Details of options under the 1996 PLAN are as follows:


                                     NUMBER OF   WEIGHTED AVERAGE
                                      SHARES      EXERCISE PRICE
                                   ------------  ----------------

   Granted in 1996 .............      910,000       $   3.00
   Lapsed in year ..............      (76,650)          3.00
                                   ------------
Balance at December 31, 1996 ...      833,350           3.00
   Granted in 1997 .............    1,619,250           3.00
   Exercised in year ...........      (14,250)          3.00
   Lapsed in year ..............     (843,750)          3.00
                                   ------------
Balance at December 31, 1997 ...    1,594,600           3.00
   Granted in 1998 .............    2,392,200           3.46
   Exercised in year ...........     (178,845)          3.15
   Lapsed in year ..............     (592,781)          3.61
                                   ------------    -------------
Balance at December 31, 1998 ...    3,215,174       $   3.23
                                   =============   =============

Exercisable at December 31, 1998    1,022,749       $   3.22
                                   =============   =============

         The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1998 under the 1996
         PLAN:


                                                OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                                -------------------                      -------------------

                                NUMBER                                                   NUMBER
                             OUTSTANDING      WEIGHTED AVERAGE                        OUTSTANDING         WEIGHTED
             RANGE OF      AT DECEMBER 31,       REMAINING       WEIGHTED AVERAGE   AT DECEMBER 31,        AVERAGE
          EXERCISE PRICE         1998         CONTRACTUAL LIFE    EXERCISE PRICE          1998         EXERCISE PRICE
         ---------------   ---------------    ----------------   ----------------   ---------------    --------------
              $ 3.00             119,975           50 months           $3.00               89,981           $3.00

              $ 3.00           1,017,374           70 months           $3.00              508,687           $3.00

          $ 2.88 - $5.25       2,077,825          105 months           $3.35              424,081           $3.38

         ---------------   ---------------    ----------------   ----------------   ---------------    --------------

          $ 2.88 - $5.25      3,215,174           92 months           $3.22            1,022,749           $3.22
         ===============   ===============    ================   ================   ===============    ==============

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

         c) As permitted under FAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards. Pro forma information regarding net income (loss) and net income (loss) per share is required by FAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method consistent with the method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998:

                -        risk-free interest rates of 5% (1997 : 5%),
                -        dividend yield of 0% (1997 : 0%),
                -        volatility factor of 1.0 (1997 : 0.3), and
                - an expected life of the option of two years for 1996 option plan and four years for the 1994 option plan.

             The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 1998 was $1.88 and during the year ended December 31, 1997 was $0.65 during the year ended December 31, 1996 was $3.91. The pro forma information is as follows:


                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                    -------------------------------------------------
                                                                         1998             1997             1996
                                                                    ---------------  ---------------  ---------------
         Pro forma net income (loss) ...........................      $ (16,401)        $ (4,933)         $ 2,045
                                                                    ===============  ===============  ===============

         Pro forma net income (loss) per share   - basic........       $  (1.65)        $  (0.54)         $  0.26
                                                 - diluted......       $  (1.65)        $  (0.54)         $  0.19
                                                                    ===============  ===============  ===============

7.       EMPLOYEE PENSION PLANS

         The Company sponsors and contributes to a number of defined contribution pension plans. All employees of the Company are required to be a member of one of the pension funds. The assets of these plans are held separately from those of the Company in independently administered funds. Contributions are calculated as a percentage of the employees salary (percentages vary from country to country) and are expensed as they become payable. The amount of contributions expensed was $283 for the year ended December 31, 1998, $275 for the year ended December 31, 1997 and $241 for the year ended December 31, 1996.

8.       INCOME TAXES

         Income (loss) before income taxes is analyzed as follows:


                                                                           YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------
                                                                1998                 1997                1996
                                                          ------------------  -------------------  ------------------
          United Kingdom ................................     $    (4,849)         $    (2,349)         $     1,868
          Overseas ......................................         (10,567)              (2,881)               1,817
                                                          ==================  ===================  ==================
                                                              $   (15,416)         $    (5,230)         $     3,685
                                                          ==================  ===================  ==================

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

         Significant components of the (credit) provision for income taxes are as follows:


                                                  YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                                1998        1997      1996
                                               -------    -------    -------
Current:
   United Kingdom ..........................   $  --      $  (715)   $   732
   United States ...........................      (154)      (181)       293
   Other ...................................        81       --          347
                                               -------    -------    -------
   Total current ...........................   $   (73)   $  (896)   $ 1,372

Deferred:
   United Kingdom ..........................      --           (4)       (12)
   United States ...........................       494       (229)      (144)
   Other ...................................      (236)      (118)      --
                                               -------    -------    -------
   Total provision (credit) for income taxes   $   185    $(1,247)   $ 1,216
                                               =======    =======    =======

         The following table analyzes the difference between the U.K. tax rate and the effective tax rate:


                                                 YEAR ENDED DECEMBER 31,
                                               --------------------------
                                                1998       1997       1996
                                               -----      -----     -----
U.K. Statutory rate .........................   31.0%      31.5%    33.0%
Permanent disallowables for U.K. tax ........   (3.9)       0.3      1.2
Utilization of net operating losses .........    --         2.8      1.1
Deferred tax valuation adjustments ..........  (28.9)     (14.4)    (3.6)
Other - net .................................    0.6        3.6      1.3
                                               -------    -------    -------
Effective tax rate ..........................   (1.2)%     23.8%     33.0%
                                               =======    =======    =======

         Significant components of the deferred tax liabilities and assets are as follows:


                                                   DECEMBER 31,
                                               ------------------
                                                 1998       1997
                                               --------   -------
Liabilities:
   Fixed asset temporary differences .......   $    49    $    55
   Other ...................................       145        219
                                               --------   -------
                                                   194        274

Assets:
   Fixed asset temporary differences .......        45          2
   Net operating loss carry forwards .......     4,328      1,066
   Deferred revenue ........................       293        362
   Accrued expenses ........................        37        120
   Accounts receivable .....................     1,041       --
                                               --------   -------
                                                 5,744      1,550

Less: valuation allowance ..................    (5,550)      (806)
                                               --------   -------
 Deferred tax assets after valuation
   allowance................................   $   194    $   744
                                               --------   -------
      Total net deferred tax asset .........   $  --      $   470
                                               ========   =======


                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         At December 31, 1998, the Company had net operating loss carry forwards in the United States of $5,637 (December 31, 1997: $ 2,865) which may be carried forward up to 15 years. Net operating loss carry forwards in other group companies which may be carried forward indefinitely were $8,324 (December 31, 1997: $493).


9.       COMMITMENTS

         The Company leases its facilities under non-cancelable operating lease agreements which expire at various dates through 2009. In addition, the Company leases certain equipment under long-term lease agreements that are classified as capital leases. These capital leases terminate at various dates through 2002. Total property and equipment acquired under these capitalized leases, which collateralize such borrowings, are as follows:

                                                                   DECEMBER 31,
                                                              ---------------------
                                                              1998            1997
                                                              -----           -----
         Computer equipment .......................           $ 272           $ 264
         Furniture, fixtures and office equipment .              56              56
         Motor vehicles ...........................             191             231
                                                              -----            -----
                                                                519             551
         Less:  accumulated depreciation ..........            (374)           (364)
                                                              -----            -----
                                                              $ 145            $ 187
                                                              =====            =====

         Future minimum annual lease payments under all non-cancelable operating and capital leases at December 31, 1998 are as follows:

                                                              Operating         Capital leases
         YEAR ENDING DECEMBER 31,                              leases
                                                              -------------     -----------
         1999                                                   $   1,143        $     60
         2000                                                         712              51
         2001                                                         451              26
         2002                                                         143              13
         2003-2009                                                    311               -
                                                                ---------       ---------
         Total minimum payments                                 $   2,760             150
                                                                =========
         Less: amounts representing interest                                           13
                                                                                ---------
         Present value of capital lease obligation                                    137

         Less: current portion                                                         78
                                                                                ---------
         Lease obligations, long-term                                            $     59
                                                                                =========

         Rental expenses under operating leases totaled $1,473 for the year ended December 31, 1998, $1,135 for the year ended December 31, 1997 and $945 for the year ended December 31, 1996.

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

         The Company provides credit in the normal course of business and accordingly performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company believes the risks associated with these transactions are somewhat mitigated by their geographic dispersion and the overall credit quality of blue chip companies with which it transacts business.

         During the three years ended December 31, 1998 no customer accounted for more than 10% of the Company's net sales.

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

         Information about the Company's operations by geographic area is as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                     ------------------------------------------
                                                       1998             1997             1996
                                                     --------         --------         --------
         REVENUE FROM UNAFFILIATED CUSTOMERS:
         United Kingdom .....................        $ 11,433         $ 12,307         $ 13,947
         Less:  Inter-area eliminations (i) .          (3,345)          (3,994)          (4,455)
                                                     --------         --------         --------
                                                        8,088            8,313            9,492
         Rest of Europe .....................           8,055            5,910            3,234
         North America (ii) .................          10,337            9,833           10,154
         Australia and New Zealand ..........             868            1,665            1,713
         Rest of World ......................           2,184            1,450            1,372
                                                     --------         --------         --------
         Total revenue ......................        $ 29,532         $ 27,171         $ 25,965
                                                     ========         ========         ========
         UNITED KINGDOM INCLUDES EXPORTS TO:
         Rest of Europe .....................        $     --         $    193         $    622
         Rest of World ......................             525               52               --
                                                     --------         --------         --------
                                                     $    525         $    245         $    622
                                                     ========         ========         ========
         INCOME FROM OPERATIONS:
         United Kingdom (i) .................        $ (3,103)        $ (1,509)        $  2,350
         Rest of Europe .....................          (3,025)             491              609
         North America (ii) .................          (3,647)          (4,238)             586
         Australia and New Zealand ..........            (709)              91                1
         Rest of World ......................            (713)              71              448
         Corporate costs (United Kingdom) ...          (4,404)          (1,371)          (1,274)
                                                     --------         --------         --------
         Income (loss) from operations ......        $(15,601)        $ (6,465)        $  2,720
                                                     ========         ========         ========

                                                                   DECEMBER 31,
                                                     ------------------------------------------
                                                       1998             1997             1996
                                                     --------         --------         --------
         TOTAL ASSETS :
         United Kingdom .....................        $ 13,026         $  9,463         $  9,056
         Rest of Europe .....................           6,720            3,386            1,538
         North America (ii) .................           3,999            5,386            5,217
         Australia and New Zealand ..........             324              559              683
         Rest of World ......................           2,479           17,600           25,057
                                                     --------         --------         --------
         Total assets (iii) .................        $ 26,548         $ 36,394         $ 41,551
                                                     ========         ========         ========

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

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


12.      ACQUISITIONS AND PURCHASED IN-PROCESS RESEARCH & DEVELOPMENT

         In May 1998, the Company acquired all of the outstanding issued share capital of Technical and Computer Management Services Ltd (TCMS Ltd), a private limited company incorporated in England and Wales for consideration of $1.0 million cash and 166,667 Ordinary Shares valued at approximately $1.0 million. TCMS was a technical consulting firm with extensive experience in the implementation of enterprise wide, web based analytical applications using Gentia technology. Upon acquisition, TCMS management assumed the day to day operating responsibilities for the Company's worldwide technical consulting business.

         The above acquisition was accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition date. Results of operations of the acquired business are included from the date of acquisition. The goodwill and intangible assets acquired in the above transaction are being amortized on a straight-line basis over their useful life of ten years. The purchase price allocation was as follows:

         Net tangible assets                                $     267
         Goodwill                                               1,882
                                                            ---------
         Total purchase price                               $   2,149
                                                            =========

         TCMS Ltd's results of operations have been included in the consolidated results of operations from the effective date of acquisition.

         In November 1998, the Company acquired all of the issued share capital of Compression Sciences Limited (CSL), a private limited company incorporated in England and Wales for a consideration of $1.3 million cash and absorbed liabilities of $2.3 million. CSL developed a Java-based knowledge discovery and data mining product called K.wiz. K.wiz can independently analyze large quantities of data and automatically highlight key trends, making it critical to the Company's strategy to develop intelligent analytical applications. K.wiz components offer data transformation, visualization and discovery algorithms that deliver complementary value-added analytical capabilities to client/server and Internet/Intranet/Extranet deployed applications.

         The above acquisition was accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition date. Results of operations of the acquired business are included from the date of acquisition. The existing technology and intangible assets acquired in the above transaction are being amortized on a straight-line basis over its useful life of five years. The purchase price allocation was as follows:

         Net tangible assets                                $      9
         In-process research and development                   1,037
         Existing technology                                   2,610
                                                            --------
         Total purchase price                               $  3,656
                                                            ========

         Included in the $3.6 million acquisition cost was $1.0 million of purchased in-process research and development. The Company determined the fair value of the purchased in-process research and development based on a valuation report prepared for the Company by a valuation expert. The experts were provided with a business plan for Compression Sciences Limited and with these assumptions, used the income approach to determine a fair value of the acquired assets. Value was assigned to the in-process research and development based on a risk adjusted, net present value of the expected after tax cash flows. Since the in-process research and development had not reached technological feasibility and had no alternative uses as of the date of acquisition, the projects were capitalized and immediately expensed. This technology will require varying additional development, coding and testing efforts over the next year before technological feasibility can be determined. The remaining purchase price was allocated to tangible assets and intangible assets, including existing technology, less liabilities assumed.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

         The unaudited pro forma effect of the acquisitions set forth above, assuming each of the acquisitions was consummated at the beginning of the respective year of acquisition and the immediately preceding year, is as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                             -----------------------------
                                                                 1998              1997
                                                             ----------         ----------
         Revenues .....................................      $   30,643         $   32,248
                                                             ==========         ==========
         Net loss .....................................         (16,824)            (4,411)
                                                             ==========         ==========
         Net loss per share - basic ...................           (1.69)             (0.48)
                            - diluted .................           (1.69)             (0.48)
                                                             ==========         ==========

13.      INCOME (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:


                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                             -------------------------------------------------
                                                                1998               1997               1996
                                                             ---------           ---------          ----------
         Numerator:
                     Net income (loss) ..............        $ (15,601)        $    (3,983)        $     2,469
                                                             =========           =========          ==========
         Denominator:
         Denominator for basic earnings per share -
                weighted average shares .............        9,950,201           9,154,673           7,845,962

         Effect of dilutive securities:
                 Share options ......................               --                  --           2,645,741

         Denominator for diluted earnings per share -
                adjusted weighted average shares ....        9,950,201           9,154,673          10,491,703
                                                             ==========         ==========          ==========
         Net income (loss) per share - Basic ........        $   (1.57)        $     (0.44)        $      0.31
                                     - Diluted ......        $   (1.57)        $     (0.44)        $      0.24
                                                             ==========         ==========          ==========

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

14.      RECENT PRONOUNCEMENTS

         In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt SOP 98-5 effective August 1, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the Company's consolidated financial statements.

         In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Gentia Software has adopted SOP 98-1 for all general and administrative computer software developed or obtained for internal use.

         SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With respect to Certain Transactions" was issued in December 1998 and addresses software revenue recognition as it applies to certain multiple-element arrangements. SOP 98-9 also amends SOP 98-4, "Deferral of Effective Date of a Provision of SOP 97-2", to extend the deferral of application of certain passages of SOP 97-2 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company will comply with the requirements of this SOP as they become effective and this is not expected to have a material effect on the Company's revenues and earnings.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (1) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (2) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. SFAS 133 may not be applied retroactively to financial statements of prior periods. SFAS 133 is not expected to have a material impact on the consolidated results of operations, financial position or cash flows.

15.      RESTRUCTURING CHARGES AND OTHER COSTS

         During 1998, the Company recorded restructuring charges of $6,620, which included restructuring costs of $2,869, provision for doubtful accounts of $2,714 and a write-off of in-process research and development of $1,037. An additional charge of $500 was incurred in quarter one of 1999 and a further $1,000 is expected to be recorded in quarter two of 1999 as these charges did not meet the accounting criteria for inclusion in 1998. The combined effect of the reductions in work force and facilities is expected to lower the Company's annual operating costs by approximately $8 million.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



         Restructuring:
         Restructuring costs aggregating $2,869 consisted of costs associated with the exit from certain businesses of $1,518, goodwill impairment of $733 and employee severance costs $618. The severance costs relate to 11 employees, mainly senior management, in the administration and sales function. Of the employee severance cost, $316 had been paid prior to year-end. The sublease and lease abandonment losses primarily covered office space in Wakefield and Chicago in the United States and Wimbledon in the United Kingdom. The asset write-offs were primarily goodwill relating to the closure of Germany, South Africa and cancellation of distribution agreements in Asia. The fair value of the goodwill was determined based on the estimated disposal value of the subsidiary.

         Provision for doubtful debts:
         The provision for doubtful debts was principally made against debts in the United States, Netherlands and United Kingdom. Provision was made for overdue disputed debts that were considered irrecoverable as at December 31, 1998.

         In-process research and development:
         A once off write off of $1,037 was made against in-process research and development resulting from the purchase of Compression Sciences Limited in November 1998. (Refer Note 12)


16.      RELATED PARTY TRANSACTIONS

         During the year the Company paid $42 (1997 - $285) to businesses owned or controlled by directors, for services rendered by these companies and costs related thereto.


17.      OPERATIONS TO BE DISCONTINUED

         In December 1998, the Company's Board of Directors adopted a plan to discontinue its operations in Germany, New Zealand and South Africa. As of April 30, 1999, an agent has been appointed for both New Zealand and South Africa. Provision of $694 was made for losses on discontinuation, and is principally against goodwill and debt to the holding company. A further provision of $100 was made in quarter one 1999 for employee severance costs as they were not aware of the impending restructure as at December 31, 1998.

         Results of operations to be discontinued for year ended December 31, 1998:

                               Germany          New Zealand      South Africa
                            --------------     --------------    --------------
         Revenues                 $ 120              $  28             $ 368
                            ==============     ==============    ==============
         Net loss                  (819)              (132)             (545)
                            ==============     ==============    ==============

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



18.      CONTINGENCIES

         In April 1996, the Company received a letter from counsel to Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor Patent"). After receipt of Arbor's letter, in April 1996, the Company filed a declaratory judgement action in the United States District Court for the District of Massachusetts asserting both that Gentia does not infringe certain claims of the Arbor Patent and that other claims of the Arbor Patent are invalid. Subsequent to the Company's filing, Arbor filed a complaint against the Company in the United States District Court for the Northern District of California asserting that the Company infringes the Arbor Patent. Gentia has investigated the Arbor Patent and has retained Arnold, White and Durkee PC to represent it as its counsel. In November 1996, the Company's declaratory judgement action was transferred to the U.S. District Court for the Northern District of California and consolidated with Arbor's infringement action. The consolidated action has been stayed pending resolution of two third-party re-examination requests which have been granted by the U.S. Patent and Trademark Office. The Company is vigorously pursuing its defense against Arbor and is confident that it will prevail in the litigation. However, prolonged litigation regarding Arbor's claim could involve significant additional expenses attendant to such litigation and there can be no assurance that this matter would not result in substantial cost and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results and financial condition. At present, management are unable to quantify the final legal cost to the Company. All such legal costs are written off as incurred.

                                   SCHEDULE I


                               GENTIA SOFTWARE PLC

                        VALUATION AND QUALIFYING ACCOUNTS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                              ADDITIONS
                                                      --------------------------
                                      BALANCE AT      CHARGED TO      CHARGED TO                       BALANCE AT
                                      BEGINNING       COSTS AND         OTHER                            END OF
                                      OF PERIOD        EXPENSE         ACCOUNTS       DEDUCTIONS         PERIOD
                                      ----------      ----------     -----------     ------------      -----------
DESCRIPTION

Allowance for doubtful debts
Year ended December 31, 1998:          $1,819          $2,586          $ (5)(a)          $(599)          $3,801

Year ended December 31, 1997:          $  478          $1,474          $(27)(a)          $(106)          $1,819


Year ended December 31, 1996:          $  290          $  175          $ 66 (a)          $ (53)          $  478


--------------------



         a)       Exchange adjustments