Form 20-F
period 1999-12-31
GENTIA SOFTWARE PLC
filed 2000-06-30
CIK 1010555

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

     OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1999.

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


         TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
              None                                  Not applicable

                       -----------------------------------

     Securities registered or to be registered pursuant to Section 12(g) of the
     Act:

     Ordinary Shares, nominal value L0.15 per share, each represented by one American Depositary Share.

                       -----------------------------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                       -----------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1999 was 10,347,376 Ordinary Shares, nominal value L0.15 per share.

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

         |_|    Item 17                        |X|   Item 18

                                TABLE OF CONTENTS

                                     PART I

                                                                                                   Page

Item 1.       Description of Business..........................................................     3
Item 2.       Description of Property..........................................................    21
Item 3.       Legal Proceedings................................................................    22
Item 4.       Control of Registrant............................................................    23
Item 5.       Nature of  Trading Market........................................................    23
Item 6.       Exchange Controls and Other Limitations Affecting Security Holders...............    24
Item 7.       Taxation.........................................................................    24
Item 8.       Selected Financial Data..........................................................    27
Item 9.       Management's Discussion and Analysis of Financial Conditions and Results
                    of Operations..............................................................    28
Item 9A       Quantitative and Qualitative Disclosures about Market Risk.......................    37
Item 10.      Directors and Officers of Registrant.............................................    38
Item 11.      Compensation of Directors and Officers...........................................    39
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries...................    39
Item 13.      Interest of Management in Certain Transactions...................................    40


                                     PART II

Item 14.      Description of Securities to be Registered.......................................    41


                                    PART III

Item 15.      Defaults Upon Senior Securities..................................................    41
Item 16.      Changes in Securities, Changes in Security for Registered Securities
                    and Use of Proceeds........................................................    41


                                     PART IV

Item 17.      Financial Statements.............................................................    41
Item 18.      Financial Statements.............................................................    41
Item 19.      Financial Statements and Exhibits................................................    41

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

GENERAL

    The Company was incorporated in England and Wales in September 1983 as Rorycreek Limited and changed its name to Planning Sciences Holdings Limited in October 1993 on its acquisition by the controlling shareholders of Planning Sciences plc ("PSP"). In March 1994 the Company acquired all of the issued and outstanding shares of PSP in a share for share exchange. On March 1, 1996 the Company was re-registered as a public limited company and changed its name to Planning Sciences International plc. On July 1, 1997 the Company changed its name to Gentia Software plc to reflect the growth in its product of the same name. Unless the context otherwise requires, references herein to the "Company" are to Gentia Software plc and its consolidated subsidiaries and references to "Gentia" are to the Company's software product.

    On December 19, 1997, the Company signed a joint development and marketing agreement (the "Renaissance Agreement") with Renaissance Solutions, Inc. ("Renaissance"), the originators and leading practitioners of "Balanced Scorecard", to jointly develop and market a software product called `Renaissance Balanced Scorecard powered by Gentia' ("Balanced Scorecard"). This application enables the automatic deployment of balanced scorecards throughout an organization, leveraging the distributed and scalable nature of the underlying Gentia technology. Renaissance pays the Company a license fee on all Balanced Scorecard applications sold and in turn the Company pays to Renaissance a royalty or referral commission for any Balanced Scorecard application sales completed by the Company. The Renaissance Agreement represented the first step in the Company's shift to applications from technology-based offerings.

    In May 1998, the Company acquired the share capital and resources of Technical Computer & Management Services ("TCMS"). TCMS was a technical consulting firm based in the US and UK, with extensive experience in the implementation of enterprise-wide web based analytical applications using Gentia technology. Upon acquisition, TCMS management assumed the day to day operating responsibilities for the Company's worldwide technical consulting business.

    In November 1998, the Company acquired Compression Sciences Limited ("CSL"). CSL developed a Java-based knowledge discovery and data mining product called K.wiz. K.wiz can independently analyze large quantities of data and automatically highlight key trends, making it critical to the Company's strategy to develop intelligent analytical applications. K.wiz components offer data transformation, visualization and discovery algorithms that deliver complementary value-added analytical capabilities to client/server and Internet/Intranet/Extranet deployed applications. K.wiz is the underlying software upon which the Company's THINKCRA-TM- applications have been built.

    In April 2000, the Company acquired ebi Solutions LLC ("EBI"). EBI is a privately held provider of eBusiness applications and services. In conjunction with the acquisition, Gentia has formed a new US-based subsidiary, thinkAnalytics Corporation, to focus on the delivery of Customer Relationship Analytic applications, including the recently announced product suite, thinkCRA(TM). Integration of thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

    During 1998, the Company began development of several analytical applications that were subsequently released as the Impact Suite of analytical applications in 1999. These applications together with the Balanced Scorecard form the core products of the Company's Enterprise Performance Management (EPM) Division.

- PerformanceImpact is a packaged performance measurement solution for tracking, measuring and analyzing key performance indicators ("KPIs") across an organization.
- ProfitImpact, developed in conjunction with Arthur Andersen, is a software solution that supports managers in their quest to optimize profitability and customer focus. ProfitImpact combines a powerful activity-based costing
     (ABC) engine with comprehensive performance management analyses enabling users to pinpoint under-performing operations via an enterprise-wide solution.

    During 1999, the Company began development of several analytical applications that were released as THINKCRA, a suite of integrated applications focused on Customer Relationship Analytics (CRA) during the second quarter of 2000. These applications form the core products of the CRA Division.

     The THINKCRA suite is comprised of four analytical applications:

- THINKCustomer - automatically segments customers, using multiple techniques, to provide a comprehensive view of the full range of customer interaction and attributes. Automated rule extraction enables organizations to validate and enrich existing customer knowledge.

- THINKLoyalty - predicts propensity to churn factors and time-scaled attrition measures through various techniques. In conjunction with the THINKCustomer and THINKProduct applications, lifetime-value and value-at-risk calculations are more easily identified.

- THINKProduct - models true product value and product mix and related associations. In conjunction with the THINKCustomer and THINKMarketing applications, cost effective up-sell and cross-sell campaigns can be planned and targeted to appropriate customer groups, enhancing the identity of current and life-time customer valuations.

- THINKMarketing - analyzes channel and marketing effectiveness. In conjunction with the THINKLoyalty and THINKCustomer applications, churn-reduction and direct-marketing programs can be more effectively monitored and tracked.

As noted above, the Company now operates under two separate divisions, Enterprise Performance Management (EPM) and Customer Relations Analytics (CRA).

    The EPM division develops, markets and supports high performance, business intelligence software and applications for business performance management and decision making. The products employs a multidimensional database and a highly flexible end-user environment, which empowers business managers throughout a networked enterprise to perform, report and share complex analyses of business data. Gentia and Gentia-based business intelligence applications enable the enterprise-wide integration of structured and unstructured data contained in operational databases, data warehouses and external data sources and allow users to perform on-line analytical processing through a highly integrated, scalable, networked system. Gentia users can also employ automated agents to analyze, update and monitor key business performance indicators, rapidly perform scenario analyses and distribute information to users throughout the enterprise.

    Today, the Company is recognized as one of the leaders in Balanced Scorecard and associated Performance Management Applications. The Company's goal is to retain the leading position in that market and benefit from its growth, and to expand into new software markets where the analytical capabilities of its technologies provide competitive advantage. The above investments are aimed towards profitably growing the business. The Balanced Scorecard is recognized as the most effective framework to provide senior executives with the right information to support their decision-making process. We expect many corporations to continue to adopt this approach in the months and years ahead.

The CRA division has been formed out of the acquisition of Compression Science Limited (CSL) in November 1998. In 1999, the Company developed a suite of software for the analysis of customer relationships. The Company's customer relationship software, based on elaborate data mining and knowledge discovery techniques, supports analysis of customer data in a similar manner. THINKCRA, the Company's customer analysis applications, provide similar capabilities for customer data sources and touch points, while in addition providing complex analysis capabilities stemming from intelligent software algorithms including neural networks and data mining techniques. THINKCRA applications distribute sophisticated customer information to users throughout the enterprise, at the same time feeding enriched information into front-office customer applications to be used for more informed customer interactions. The Company launched the CRA product suite at the end of June 2000.

INDUSTRY BACKGROUND

    As the global business environment becomes increasingly competitive, organizations are responding by improving the efficiency and effectiveness of their operations. Businesses are demanding higher levels of productivity and are distributing decision-making authority throughout their organization. In this context, effective corporate decision making is becoming more dependent upon the ability to rapidly collect, organize analyze and distribute large amounts of data from disparate sources. Understanding and managing enterprise-wide information is crucial for making informed decisions and responding to rapidly changing business conditions.

    In order to remain competitive, many businesses have invested in powerful enterprise resource planning ("ERP") systems. The proliferation of high-capacity mass data storage and distributed enterprise computer systems has created a flood of data about operations and customers. Commercial use of the Internet and Intranets has added yet another factor for corporate MIS personnel to consider when integrating ERP systems, customer data and legacy applications as they seek to provide enterprise-wide solutions demanded by end users. Increasingly businesses are leveraging these technologies to become more customer focused and evolve towards a more relevant business model, incorporating such factors as globalization of markets and the impact of the Internet. As companies embed customer strategies into their business plans, they require sophisticated information on their customers in order to understand which are most profitable and most likely to buy more.

    ERP and its customer-focused counter-part, Customer Relationship Management
(CRM) systems, record and store transactions that can later be used to understand the business both internally and as it relates to customers. The data collected and stored in these systems are essential for companies to improve efficiency and quality of service to customers, but collection and storage are only the first steps; the data must be analyzed and available to decision makers in order to become useful, actionable information. Companies that have invested in these data collection systems are finding that the querying and analysis capabilities built into these products do not support changing business needs, including changes in strategic focus, market conditions and customer needs.

    Companies have now realized that to obtain value from the investment in the underlying systems such as ERP and CRM they have to utilize the intelligent analytical applications such as those provided by our EPM and CRA divisions. In particular the market has applied these advanced analytic applications to manage customer relationships more effectively and create customer-centric organizations.

    The Company believes that the monitoring and evaluation of business performance and customer relationships is crucial in developing and maintaining competitive advantage. The Balanced Scorecard, a Gentia application that allows a business to measure, analyze and monitor financial and non-financial information using a variety of leading and lagging indicators, is rapidly gaining worldwide recognition as a mechanism that can influence the ability of an organization to predict and respond to changing business requirements. Similar approaches are now been developed in parallel for customer relationship management and are based on database segmentation and knowledge discovery. The Balanced Scorecard represented the Company's initial step at providing a "solutions based" product offering. Issues that have gated the deployment of balanced scorecards in the past have primarily revolved around the lack of a corporate technology infrastructure designed to provide up-to-date relevant information on strategic measures to its decision makers. The Company believes that their Balanced Scorecard application, introduced in early 1998, removes these limiting factors.

ENTERPRISE PERFORMANCE MANAGEMENT SUITE

    Enterprise Performance Management (EPM) drives business success at senior management and operational levels by enabling analysis, measurement and communication of critical information throughout the organization, leading to strategic alignment of corporate objectives, organizational resources and employee actions. Gentia has developed, together with domain partners from world-class consulting companies like Renaissance Worldwide and Arthur Andersen, an integrated portfolio of intelligent applications that fully covers the EPM requirements for success in today's competitive markets.

GENTIA BALANCED SCORECARD

    Gentia's Balanced Scorecard application is the only enterprise solution for translating strategy into action. This Balanced Scorecard application enables businesses to monitor the determinants of shareholder value, such as customer satisfaction, quality of service, response time and long-term strategic vision. Using Gentia's scorecard application, business performance is driven from the top throughout all levels of the organization, linking employee action to corporate strategy and vision.

    Gentia's web-enabled scorecard application embeds the Balanced Scorecard in day-to-day business activities, adds comprehensive analytics to strategy management, delivers strategic initiative management, and affords a high-level snapshot of the effectiveness and success of corporate strategy.

GENTIA PERFORMANCEIMPACT

    With Gentia PerformanceImpact , a powerful performance management application, companies can effectively measure and manage their business operations. This application provides executives, managers and workers with the information and insight necessary to capitalize on new opportunities and quickly resolve business challenges before they affect the bottom line. PerformanceImpact transforms the data buried in corporate systems into useful, actionable information.

    Gentia PerformanceImpact integrates all corporate data sources to one point of analysis, available to executives and decision-makers on the Internet, corporate Intranets, or client/server.

GENTIA PROFITIMPACT

    Gentia ProfitImpact is an integrated profitability analysis application, combining a powerful Activity-Based Costing engine with comprehensive analysis. Designed with the benefit of Arthur Andersen's significant experience in Cost Management and Gentia's analytical capabilities, it provides detailed knowledge about customer, product and channel profitability.

    Gentia ProfitImpact arms executives with the power to adjust product mix, set prices and change selling strategy based on accurate, detailed profitability information.

THE GENTIA APPLICATION SOLUTION

    The Company develops and supports Gentia, a network centric applications development environment which utilizes a multidimensional OLAP database for building business intelligence applications. Gentia's broad analytical capabilities enhance the decision-making ability of business managers and analysts across the enterprise. In addition, Gentia's client/server and web based communications architecture enables real-time collaboration and data sharing in a workgroup environment regardless of physical location or computing platform used. This combination of analytical and architectural strengths allows corporations to use Gentia to address the pressures associated with increased competition, globalized business practices, and the accumulation of important data inside and outside of their organization.

The following are the principal characteristics of Gentia based business applications and a discussion of the relevant benefits:

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

    Gentia's sophisticated client/server communications architecture and broad platform support facilitate such enterprise-wide deployment. Application AUTHORS, for example, can distribute BOOKS via local or wide area networks or even via the Internet simply by dragging them over icons representing remote servers. In addition, since Gentia applications can run in standalone or client/server environments on all major hardware, operating systems and graphical user interfaces ("GUIs"), users in remote sites have the ability to use the applications immediately on their platform of choice. In addition, the distribution of applications can occur bi-directionally and can also be automated to occur on a scheduled basis or to be triggered by events such as the existence of new data or new users logging onto the system.

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

BUSINESS STRATEGY

    Gentia's strategy is to deliver Intelligent Applications that give a high Return On Investment in business areas that require Massive Data Integration and Complex Analysis with the ability to deliver Predictive Business Scenarios.

    The Company seeks to differentiate its products and services by providing customers with enterprise-wide "Intelligent" business applications. Gentia is able to integrate data from multiple sources, including multidimensional OLAP databases, relational databases and external information sources such as on-line news services. The Aplications are highly scaleable, secure and multi-platform, enabling users to collect analyze and disseminate critical information within departments as well as across the entire enterprise.

    MAINTAIN AND ENHANCE GLOBAL PRESENCE. The Company markets EPM products through its direct sales force in the United States, the United Kingdom, Germany, France, Belgium and the Netherlands, and through distributors, value added resellers ("VARs") and strategic partners in Europe, North America, Asia, South America and Africa. The Company has begun to place greater emphasis on distribution partners, particularly in Singapore, South Africa, New Zealand and Australia. In addition, the Company continues to develop strategic relationships with partners who have established customer relationships in targeted vertical or geographic markets. The Company will leverage all of the above sales channels for the THINKCRA suite of applications.

    EXPAND GENTIA USAGE WITHIN CUSTOMER BASE. The Company currently has over 420 customers. Customers are typically large international organizations, which use Gentia applications in one or more divisions. The Company intends to increase the revenues generated from this existing customer base by increasing the number of users within customer organizations and by providing its customers with new products, product enhancements and consulting services. The scalability of Gentia applications allows the Company to meet its customers' evolving needs for decision support applications.

    CONTINUE PRODUCT INNOVATION. The Company's use of object oriented programming techniques provides Gentia with a highly flexible architecture that facilitates ongoing product innovation. The latest versions of Gentia include multi lingual versions of the core Gentia product and customer developed applications, across both single and double byte languages. For example using Gentia, a French developer could develop an application using a French based version of the software, and could deploy it in English, French and German. During 1999, a new version of the Balanced Scorecard application was released as part of the Company's continued effort to remain the market leading scorecard vendor. These products make extensive use of Java technology and can utilize the Secure Sockets Layer for secure web-based deployment. All Java applets for Gentia have been accredited by Sun Microsystems as 100% Java compatible.

    The acquisition of Compression Science Limited, which developed and markets a knowledge discovery product known as K.wiz, provided the Company with a data mining capability that provides application intelligence through the use of machine learning algorithms. The Company has created the THINKCRA applications from the K.wiz technology and also seeks to market K.wiz through third parties and OEM's. The K-Wiz product is designed to operate in heterogeneous environments, including the Internet, and has been developed in the Java programming language from Sun Microsystems.

    LEVERAGE CUSTOMERS' INVESTMENTS IN INFORMATION SYSTEMS. The Company designed all applications to be platform-independent, able to operate across a heterogeneous mix of client and server platforms without modification, and able to adapt to the native GUI of the client operating system. Gentia applications are also designed to integrate data from the customers' existing information systems, including ERP systems, CRM systems, relational databases, legacy repositories and data warehouses. These hardware and software compatibility's allow customers to leverage their existing investments in information systems, extend the usefulness of existing software and historical data, enable rapid deployment of Gentia and reduce system downtime.

    DELIVER SUPERIOR CUSTOMER SERVICES AND SUPPORT. The Company further differentiates its product by providing a high level of customer services, including product training, application customization, system implementation and ongoing account management. The Company's strategy is to deliver services and support which enable its customers to quickly and cost-effectively implement and maintain decision support applications. The Company draws upon over a decade of experience in implementing decision support applications to provide superior service and support.

GENTIA EPM PRODUCTS

    At the heart of the EPM suite is the Company's core product, Gentia, an application development environment for building Networked Business Intelligence applications. Core product revenues are supplemented by sales of additional license options including Gentia Web Suite, Gentia Applications and the Gentia Software Developers Kit which includes an Applications Programming Interface. The Company licenses Gentia to its customers on a "per seat" basis. These users can be deployed across clients, servers and web browsers. Pricing for an initial Gentia configuration is $150,000 for 50 users. The pricing for Balanced Scorecard is $182,750 for 50 users and ProfitImpact is $161,500 for 50 users.

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


             CLIENTS                                   SERVERS
             Windows NT                                Windows NT
             Windows 95                                HP-UX
             Windows 98                                IBM AIX
             Sun Solaris                               Sun Solaris
                                                       UNIXWARE
                                                       Pyramid
                                                       ICL
                                                       DECK Alpha

             BROWSER CLIENTS (Gentia Web Suite)
             Netscape Navigator
             Microsoft Internet Explorer
             Sun HotJava Browser

    AGENCY SYSTEM. Communications across all client and server platforms running in a local or wide area network environment are facilitated by Gentia's Agency System, which forms the backbone of the Gentia networked architecture. Because the Agency System considers clients and servers to be peers, applications can be deployed in any fashion ranging from standalone clients to multiple distributed servers. Applications are easily distributed to end users by providing them access to applications, with the Agency System managing which server does what. As applications grow or become more complex, scalability can be accomplished by partitioning the components of an application across multiple servers, resulting in a more efficient use of computer resources. In addition, Gentia's multi-threaded agency architecture allows system managers to centrally control security of distributed applications throughout the enterprise.

    GENTIA APPLICATION COMPONENTS

    The Gentia Millennium Applications Platform ("G-MAP") environment consists of eight primary components: Graphical Development Environment, GentiaDB, Gentia Object Store, Agents, Text InfoBase, Gentia Web Suite, Applications Programming Interface and Systems Management Facilities.

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

    GENTIADB. GentiaDB is a high-performance, high volume multidimensional OLAP database which provides rapid responses to complex business analysis queries. GentiaDB organizes data such as products, locations, and sales channels into a business model metadata dictionary, from which dimensions can be selected to build subject orientated models. Added to the source data are business rules that perform analytical tasks such as cost allocations, hierarchical subtotaling, or the calculation of key ratios. GentiaDB can either reside on a server for multi-user access or on a standalone client machine for remote or mobile processing. Gentia development language and a related scripting language for GentiaDB allow for scripting of enhanced applications with highly defined scenarios and programs to clean, transform and map data.

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

    GENTIA WEB SUITE. The Gentia Web Suite allows customers to deploy applications over the web, without the need for additional application development. Pages which have been developed in Gentia incorporating tables and charts are automatically converted to dynamic HTML tables and Java applets for running unmodified within a web browser. This not only eliminates effort in trying to redesign or rebuild applications for the web, it also guarantees reliability and quality as the Java applets automatically generated are proven and tested by the Company. In June 1998 the Company released the web-based version of the framework and the Renaissance Balanced Scorecard application for the Web. As part of that effort, Gentia objects were enhanced to add Web-specific functionality without the need to embed or write HTML. As a result, applications can be developed for the Web which include virtually any client-based capability while guaranteeing quality and reliability.

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

    MICROSOFT EXCEL ADD-IN. The Gentia Excel add-in is an extension designed to operate within Microsoft's popular spreadsheet. This product utilizes the Gentia API to give Excel users the ability to connect to a Gentia Server and access the multidimensional data stored there. Because the Gentia API also gives access to the Gentia environment, spreadsheet users have the ability to store and use spreadsheet models and templates in the Gentia Object Store. This allows the sharing of analyses and forecasts between spreadsheet users, thus greatly enhancing the benefit of spreadsheet analysis. The Excel Add-in also permits the entry of data into a GentiaDB database directly through the spreadsheet interface.

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

GENTIA APPLICATION COMPONENTS

    Gentia sells and markets an Enterprise Performance Management suite of applications which consists of the Renaissance Balanced Scorecard , PerformanceImpact and ProfitImpact . Gentia also offers numerous other solutions in areas such as Human Resources, Logistics, Value-Based Management and Project information. These applications and solutions have been developed within Gentia's Application Framework, which provides a single, unified environment for business analysis. In addition, the Gentia Development Environment can be used to create custom applications using the Application Framework to extend analytic capabilities and provide integration and navigation between applications as well as consistent, shared functionality.

RENAISSANCE BALANCED SCORECARD POWERED BY GENTIA

    The Renaissance Balanced Scorecard (RBSC) is the only enterprise solution for translating strategy into action at all levels of the organization. The RBSC enables businesses to monitor the determinants of long-term corporate success such as customer satisfaction, quality of service, efficiency of operations and long-term strategic vision. The application provides a framework for communicating, tracking and evaluating the implementation of business strategy. Gentia's RBSC has been awarded the designation of Balanced Scorecard Collaborative Certified.-TM-

PROFITIMPACT

    Gentia's ProfitImpact is an integrated profitability analysis application combining a powerful Activity Based Costing engine with comprehensive analysis. It provides detailed knowledge about customer, product and channel profitability. The application conducts comprehensive, accurate profitability analyses, and replaces multiple, disparate systems by providing all pertinent information within a single analytic environment and a single software application.

PERFORMANCEIMPACT

    PerformanceImpact is a powerful performance management application to effectively measure and manage business operations. It provides a complete solution for tracking, monitoring and managing key performance indicators. The application includes functionality for performance thresholds, charting, benchmarking, trend analyses, commentary, combining metrics, drill-down analysis, ad-hoc and multi-dimensional analysis. PerformanceImpact also seamlessly integrates with other Gentia applications in a single analytic environment.

CUSTOMER RELATIONSHIP ANALYTICS SUITE

    THINKCRA -TM- is a suite of integrated applications focused on Customer Relationship Analytics (CRA) that provides organizations with the predictive intelligence to interact with customers more effectively and add value to the Customer Relationship Management (CRM) process. THINKCRA provides the required scalability, data integrity and knowledge sharing essential to successfully analyze the undoubted inter-activity between customer attributes, products purchased, loyalty demonstrated and the resulting impact and receptivity to marketing initiatives. This approach is referred to as Integrated Customer Intelligence.

INTEGRATED APPLICATION SUITE

     The THINKCRA suite is comprised of four analytical applications:

- THINKCustomer - automatically segments customers, using multiple techniques, to provide a comprehensive view of the full range of customer interaction and attributes. Automated rule extraction enables organizations to validate and enrich existing customer knowledge.

- THINKLoyalty - predicts propensity to churn factors and time-scaled attrition measures through various techniques. In conjunction with the THINKCustomer and THINKProduct applications, lifetime-value and value-at-risk calculations are more easily identified.

- THINKProduct - models true product value and product mix and related associations. In conjunction with the THINKCustomer and THINKMarketing applications, cost effective up-sell and cross-sell campaigns can be planned and targeted to appropriate customer groups, enhancing the identity of current and life-time customer valuations.

- THINKMarketing - analyzes channel and marketing effectiveness. In conjunction with the THINKLoyalty and THINKCustomer applications, churn-reduction and direct-marketing programs can be more effectively monitored and tracked.

APPLICATION MANAGEMENT

- THINKAnalyst - a wizard-driven interface that enables business professionals to define and validate business scenarios. The integrated application suite allows business users to analyze a complete customer view using the THINKCustomer, THINKLoyalty, THINKProduct and THINKMarketing applications. Customer analytics are aligned with strategic goals of the organization and are communicated enterprise-wide to promote cross-functional analysis and collaboration.

- THINKAdmin - controls the THINKCRA environment. The flexible security model enables organizations to control the environment based on data access rights, reports, scenarios, and user groups. The application server configuration is controlled within this environment, providing system administrators with total control of this enterprise-wide application suite.

- THINKData - controls the extraction, cleansing and transformation of data from multiple sources. A wizard-driven interface enables business professionals to collect and prepare customer, product and channel data. The Business Data Dictionary provides a central library of data sources, data schemas and field attributes to be shared throughout the THINKCRA environment.

INFORMATION DEPLOYMENT

    THINKCRA efficiently analyzes vast data volumes from unlimited ranges of enterprise, legacy and e-commerce applications. CRM and e-commerce have generated extensive volumes of customer data, which can be of significant benefit once enhanced by knowledge discovery. THINKCRA uncovers important, hidden, relationships in the data and allows potential problems and opportunities to be identified. Such information is instantly pushed to appropriate parties, formatted to their personal preferences, via web browsers, mobile phones, e-mail and PDAs.
- MYCRA -TM- arranges for appropriate customer information to be deployed to various business users throughout an organization utilizing web browsers, mobile phones, e-mail and PDAs. The customer analytics are available in different formats, including text, tabular and graphical forms using standard reporting, OLAP and data mining techniques. Reports are personalized to an individual or role-based.

APPLICATION INTELLIGENCE

- THINKNow enables the deployment of customer analytical models into CRM front-office and e-commerce solutions. The analytical models generated through the use of thinkCustomer, THINKLoyalty, THINKProduct and THINKMarketing can be used to provide real-time analytics, such as customer scoring and product affinity.

- THINKKnowledge provides the CRA platform that drives the THINKCRA application suite. The advanced statistical, data mining and visualization techniques, coupled with the data extraction, transformation, integration and analytical components, provide THINKCRA with a unique solution to complex business problems. The graphical point-and-click, drag-and-drop interface provides maximum flexibility and customization levels.

THINKCRA AT THE CORE

    At the heart of THINKCRA is the predictive intelligence of THINKKnowledge, a distributed, scalable component technology. THINKKnowledge delivers a new solution for data mining and knowledge discovery and includes the patented database compression technology AIME (Array Indexed Minimum Entropy).

    THINKCRA is an open application suite utilizing industry standards, such as HTML, XML, JDBC and CORBA. The suite is written entirely in Java and is the first application to benefit from the robust integration platform provided by THINKKnowledge, an architecture that enables future applications to be easily incorporated. THINKKnowledge provides THINKCRA with an extensive range of technologies, including neural networks, decision trees, rule-induction, association and clustering, as well as components for data extraction, transformation, loading and validation. The open data, CORBA compliant extraction abilities of THINKCRA enable seamless integration with major middleware and EAI products to obtain web log data, market data and disparate legacy data throughout an enterprise.

SUPPORTED PLATFORMS

    The thinkCRA suite is currently supported on the following platforms:


    CLIENTS                                               SERVERS

    Netscape 4.0                                          Windows-TM-2000
    Internet Explorer 4.0                                 Windows-TM-NT 4.0
    Windows-TM-95,98, 2000                                Solaris-TM-2.6/2.7
    Windows-TM-NT 4.0                                     HP-UX-TM-11.0
    Solaris-TM-2.6/2.7                                    AIX 4.3.3
    HP-UX-TM-11.0                                         Linux Intel based (x86)

    The THINKCRA suite requires the SUN Java 2 Runtime Environment (JRE) to be installed on both the client and server machines. The JRE is provided on the THINKCRA installation CD

CUSTOMERS

    The Company sells its products to a variety of businesses, governments and organizations worldwide. As of December 31, 1999 the Company had over 420 active customers across a broad range of industries in over 20 countries, including the United States, the United Kingdom, Australia, Belgium, Finland, France, Germany, Hong Kong, Israel, Mexico, the Netherlands, Portugal, South Africa, Spain and Switzerland. The following is a representative list of the Company's customers with active licenses or contracts as of December 31, 1999:



  TECHNOLOGY

  AirTouch Cellular Inc                         Schweppes France plc                      Kimberly-Clark Ltd
  AT&T Inc                                      Whitbread plc                             Liebherr SA
  Bell Atlantic Inc                             Yates Brothers Wine Lodges plc            SCA Molnycke AB
  Bell South Telecomunications, Inc             Young & Co's Brewery pl                   Outokumpu Copper Products Oy
  Bull Information Systems Ltd                                                            Raychem Corp
  Cap Volmac BV                                 TRANSPORTATION                            Rover Portugal SA
  Ceridian Corp                                                                           Sanyo Australia (Pty) Ltd
  Colt Telecommunications Ltd                   BAA plc                                   Tetra Pak International SA
  Gartner Group                                 Cast Europe NV                            Trelleborg AB
  McDonnell Information Systems Group           DHL International Ltd.                    Vantona Viyella Ltd
  Motorola Inc                                  El Al Israeli Airlines                    Volvo Data AB
  Oki Europe Ltd                                Northgate Motors Ltd                      Volkswagen AG
  Pioneer NV                                    Singapore MRT Ltd                         WD & HO Wills Holdings Ltd
  Siemens Nixdorf Information Systems Ltd       South African Airways Corp
  Sprint Corporation                            Stena Data AB                             ENERGY
  Sun Microsystems Inc                                                                    American Electric Power Co
  Walker Financial Solutions Ltd                INSURANCE COMPANIES                       Ashland Petroleum Co
                                                                                          Espoo SahKo Oy
  MORTGAGE LENDERS                              African Life Assurance Co Ltd             Foster Wheeler Ltd
                                                Automobile Association                    Israeli Electricity Company
  Halifax Building Society                      Bayerische Reinsurance AG                 Midlands Electricity Board
  Nationwide Building Society                   Britannic Assurance plc                   Petroleos Mexicana (PEMEX) Corp
  Northern Rock Building Society                Canada Maritime Ltd                       Public Service Company of Colorada
  Norwich and Peterborough Building Society     Cologne Reinsurance AG                    Sydney Water Corp
  Portman Building Society                      AXA Insurance Ltd                         Washington Gas Light Company
  Yorkshire Building Society                    GIO Australia Ltd
                                                Goudse Verzekeringen BV                   BANKING AND FINANCE
  RETAIL                                        Hartford Insurance Inc
                                                Independence Blue Cross Inc               ABSA Bank
  Auchan SA                                     QBE Insurance Ltd                         ABN Amro
  Diamond Shamrock Co                           Sun & Royal Insurance plc                 ADP
  Focus Do-It-All Ltd                           Sun Life Assurance of Canada Inc          ANWB
  Heineken BV                                   Suncorp Insurance & Finance Pty           Australia & New Zealand Banking Group
  Karstadt AG                                   Swiss Reinsurance                         Banco Essi
  Metro Cash and Carry Ltd                      Zurich Australia Insurance Ltd            Banco Investimento
  Specsavers Optical Group Ltd                                                            Banco del Sur
  T&S Stores plc                                MANUFACTURING                             Bank of New Zealand
  The Boots Co plc                                                                        Bank of Tyrol
  Walgreens Co                                  ABB Industries                            Barclays Bank plc
                                                Aerostructure Corp                        Barclays Capital
  FOOD AND BEVERAGE                             Audi AG                                   Services Ltd
                                                Avery Dennison BV                         Credit Suisse First Boston
  Allied Mills Ltd                              Beazer Homes USA Inc                      DEVK
  Campbell Soup Co Ltd                          Continental Tyres AG                      Information Security Forum Ltd
  General Biscuits NV                           Dow Agrosciences                          FGH Bank
  Gilbeys Inc                                   Eastman Chemical Inc                      First Tennessee National Bank
  Greene King plc                               Emirates Petroleum Products               Fortis Nederland BV
  McDonald's Restaurants                        European Vinyl Corp                       Interpay Nederland
  Tip Top Bakeries Pty                          Fletcher Challenge Forests Pty            BV JP Morgan
  Reckitt & Coleman Ltd                         Ford Motor Co. of Australia Ltd           M&G Ltd
  R.Twining & Co Ltd                            Gallaher plc                              Postcheque
                                                Giat Industries SA                        Standard Chartered Bank
                                                ICI Europe Ltd                            Swiss Mobilar SA


                                                                             12


  Trendwick (UK) Underwriting Ltd               Botswana Police                            Swedish Post
  Union Bank of Switzerland                     City of Helsinki Healthcare Dept           Thames Valley Police
  United Mizrahi Bank                           Dutch Post Office                          UK Post Office
  VR Leasing AG                                 Helsinki Police Department                 United States Department of Energy
  VSB Group                                     Instituto de Informatica                   University of Melbourne
                                                Israeli Airforce                           West Mercia Constabulary
  HEALTH AND PHARMACEUTICALS                    Israeli Army (Manpower)                    West Midlands Police
                                                Johannesburg City Council                  Wright Paterson Air Force Base
  Chase Farm Hospitals NHS Trust                Kingston Upon Hull City Council
  Medscheme (Pty) Ltd                           Leicestershire Police                      MEDIA AND ENTERTAINMENT
  Medtronics Inc                                Ministry Of Tourism
  Molnlycke Healthcare                          Northamptonshire Police                    CentreParcs Ltd
  National Blood Service (UK)                   Northwest Provincial Government            Murdoch Magazines (Pty) Ltd
  North Essex Health Authority                      (S.Africa)                             Thompsons
  Pacificare Health Systems                     Port of Singapore Authority                Trinity International Holdings Ltd
  Parkside Health NHS Trust                     Portugese Air Force                        Victoria Racing Club
  Siemens Healthcare                            Portugese Post
  Smith & Nephew Ltd                            Royal Australian Air Force
  St. Josephs Hospital                          Sheffield City Council
                                                South Glamorgan County Council
  GOVERNMENT                                    South Lanarkshire County Council
                                                South Wales Police
  Birmingham City Council                       South Yorkshire Police



    No single customer accounted for more than 10% of the Company's revenues during the fiscal years ending December 31, 1999, 1998 and 1997 and one customer accounted for approximately 15% of the Company's revenue during the nine month period ended December 31, 1995.

SALES AND MARKETING

    The Company markets software and services in the United States, the United Kingdom and Europe through its direct sales organization and markets worldwide through agents, distributors, strategic partners, VARs and original equipment manufacturers ("OEMs"). In the past, the Company's revenues have primarily been derived from its direct sales force. The Company now places greater emphasis on expanding its indirect distribution channels.

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


                                               YEAR ENDED
                                               DECEMBER 31,
                              ---------------  ---------------  ---------------
                                   1999             1998             1997
                              ---------------  ---------------  ---------------
North America............          22%               35%               36%
United Kingdom...........          31%               27%               31%
Rest of Europe...........          37%               28%               22%
Rest of World............          10%               10%                7%
                              ---------------  ---------------  ---------------
Total....................         100%              100%              100%
                              ===============  ===============  ===============

    In December 1998 the Company initiated the first in a series of strategic actions aimed at returning the Company to profitability with a $2.9 million restructuring charge. In the first quarter of 1999 the Company provided for a further restructuring of $0.5 million. A final restructuring charge of $1.4 million was incurred in the second quarter of 1999 to ensure the preservation of financial resources.

    The December 1998 charge of $2.9 million comprised of employee severance costs of $618,000, facility closures costs and costs to exit certain businesses of $1.5 million and goodwill impairment of $733,000. Employee severance costs accounted for the $0.5 million charge in the first quarter of 1999 and the final restructuring costs of $1.4 million in the second quarter comprised of $1.1 million for employee severance and $300,000 for facility closure costs.

    The employee severance charge included the charge for 11 senior executives, redundancies relating to the centralization of sales and marketing as well as the finance and administration function. As at December 31, 1998 the total worldwide head count was 220 compared to a level of 136 at the end of December 1999. The Company has achieved its goal of reducing operating costs to a minimum level from where profitability can be achieved. This is has principally been achieved through the reduction in employee head count.

    Facility closures were principally in the United States and United Kingdom, where as a result of the reduced staffing levels the Company has reduced facility costs through relocation to smaller premise or centralization in existing premises. The Company now utilizes professionally managed office facilities that provide the required flexibility for growth without the up front capital commitment. This has provided the lower cost base required as well as the flexibility required for future growth.

    Costs to exit certain businesses relate to the Australian, South African and French subsidiaries as well as the Hong Kong distributor. With the appointment of the new management team at the end of the second quarter of 1999, the Company took the step to dispose of the Australian and South African operation. These have been converted into an agency arrangement, ensuring the Company of a positive contribution from the regions. The France and German operations have not been disposed of as the new management believes these areas to contain an untapped market. The staff complement has however been reduced in France to mirror the level of revenue generated in that region. The agreement with the previous distributor in Hong Kong has been cancelled and costs relating to this have been allocated against the restructuring accrual. The Company has appointed a new distributor in the region.

    At this time, the Company believes that the restructure plan has reduced the Company's operating costs to a level where it can operate profitably. There can however, be no assurances that the Company will be able to maintain or increase market demand for its product. To the extent that the Company is unable to maintain or grow the license revenues in line with expenditure growth, the Company's operating results and financial condition would be adversely affected.

    The Company's sales and marketing organization consisted of 33 employees as of December 31, 1999 (69 at December 31, 1998). Sales staff are based at the Company's joint global headquarters in Boston, USA, and London, England. Regional sales offices in the metropolitan areas of Atlanta, Denver, Chicago, New York and San Francisco in the United States, Antwerp in Belgium, Paris in France, Frankfurt in Germany and Hertogenbosch in the Netherlands.

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

CUSTOMER SERVICE AND SUPPORT

    The Company offers a complete range of specialized consulting and customer support services to assist its customers in using its software applications effectively. These services include business process consulting, implementation planning, education and training, technical support and ongoing software maintenance. The Company believes its consulting services allow its customers to use the software applications quickly and efficiently. By helping customers achieve a more rapid rate of return on investment, the Company fosters a strong relationship with its customers. The Company believes that providing a high level of customer support is essential to the successful marketing and sale of the software applications.

    The principal purpose of the Company's consulting services is to facilitate the optimal use of the applications by its clients. As of December 31, 1999, the consulting services group consisted of 47 technical professionals (December 31, 1998: 61; 1997: 50; 1996: 48). Classes and training programs, as well as consulting services, are available at customer sites, local sales offices and the Company headquarters. Consulting services are charged on an hourly or per diem basis and billed monthly.

    The Company operates a telephone support service based in Ipswich, England for customers worldwide. Customers may also submit queries via e-mail or online through our Extranet web site. The customer support group provides Gentia clients with telephone and on-line technical support as well as product enhancements, updates and new releases. Telephone hotline support is complemented by a formal escalation process within the Company. Maintenance and support contracts, which are typically for twelve months, are established as a fixed percentage of the software license list price and are invoiced to customers on an annual basis. In general, customers who maintain service contracts are entitled to receive enhancements or upgrades of their licensed software at no additional cost.

PRODUCT DEVELOPMENT : ENTERPRISE PERFORMANCE MANAGEMENT

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

    In first quarter of 1999, Gentia packaged its Gentia product, the Excel Addin, the Application Framework and Gentia Web Suite as a single platform named the Gentia Millennium Application Platform (G-MAP). This single platform provides a one stop solution for customers wishing to buy or build intelligent applications that can be deployed across client/server networks or corporate intranets. G-MAP 5.0.2.0 was released in the first quarter of 1999 and provided a much more open environment. As traditional OLAP products became a commodity, Gentia has adopted an open OLAP and RDBMS data architecture for developing applications. G-MAP was one of the first products on the market to embrace the OLE DB for OLAP API standard, allowing new applications to be developed based on Microsoft SQL Server 7.0 OLAP Services and Applix TM1 now, and all other OLAP/ROLAP engines as soon as they became fully compliant. In the fourth quarter of 2000, the Company plans to deliver G-MAP 6.0.1.0 facilitating wide scale deployment of "thin client" applications via 100% Microsoft and 100% Java clients.

    As of December 31, 1999, the Company's Enterprise Performance Management
(EPM) research and development organization of 29 full-time employees (1998 :
34; 1997: 60; 1996: 48) consisted of a combination of development engineers, quality assurance engineers, product managers and technical support personnel. The Company's total EPM research and development expense was approximately $3.5 million for the year ended December 31, 1999, (1998 : $6,7 million; 1997: $4.7 million; 1996 : $3.2 million). The Company anticipates that it will continue to commit substantial resources to product development in the future. To date, the Company's development efforts have not resulted in any capitalized software development cost.

PRODUCT DEVELOPMENT : CUSTOMER RELATIONS ANALYTICS

    In the second half of 1998 the Company acquired Compression Science Limited
(CSL), based in Glasgow UK, which developed and markets a knowledge discovery product known as K.wiz. This acquisition provided the Company with a data mining capability that provides application intelligence through the use of machine learning algorithms. The Company has now embedded this K.wiz technology into its thinkCRA suite of applications and also seeks to market K.wiz through third parties and OEM's. The K.wiz product is designed to operate in heterogeneous environments, including the Internet, and has been developed in the Java programming language from Sun Microsystems. K.wiz is among the first commercially available knowledge discovery products that provide the capability to address the data mining capabilities of e-commerce applications and large transactional data repositories in real time.

    Customer Relationship Analytics (CRA) provides valuable, actionable information to help organizations better understand their customers by analyzing customer touch point data from various sources, including front - office CRM, data warehouses, e-commerce and other corporate systems.

    The THINKCRA Application Suite is an integrated solution, the essential component necessary to enable the complete customer picture to be understood. This is the first packaged application based on the K.Wiz technology. Four integrated components combine to enrich existing information and enable targeted marketing to the most appropriate customers only. As a result, every person in an organization can become armed with the critical data needed to quickly identify customer value. The suite enables you to effectively plan, execute, measure and refine activities to maximize customer value in line with strategic goals. The THINKCRA Application Suite includes the following applications:

-    THINKCustomer - Customer Understanding
-    THINKLoyalty - Customer Loyalty
-    THINKProduct - Product Understanding
-    THINKMarketing - Marketing Effectiveness

    THINKCRA enhances Customer Relationship Management by:

- Rapidly analyzing massive volumes of data necessary to deliver timely and detailed information essential for effective customer marketing;
- Providing critical information needed to plan, execute, measure and define activities to maximize individual customer values;
- Including all necessary functions to discover knowledge and predict outcomes;
- Employing the most advanced techniques available to analyze large data volumes and support large user populations;

- Distributing customer knowledge through a variety of media: web, e-mail, mobile, PDA, desktop and reports;
- Increasing information value through a closed-loop process that enriches customer transaction data;
- Providing a robust platform and open interface to back, front and web-office applications.

    THINKCRA delivers business benefits to your executives and enables them to:

- Improve customer satisfaction levels by identifying effective interactions and marketing, based on a complete understanding of customer relationships and dynamics;
-    Predict successful future products, customers and channels;
-    Perform intelligent and profitable customer transactions;
-    Maximize the return on investment from CRM initiatives.

The THINKCRA -TM- Application Suite was released in June 2000.

    As of December 31, 1999, the Company's CRA research and development organization of 18 full-time employees (1998: 16) consisted of a combination of development engineers, quality assurance engineers and product managers. The divisions total research and development expense was approximately $1.7 million for the year ended December 31, 1999, compared to $0.1 million for the two months ended December 31, 1998. In addition, the Company expensed $1.0 million in purchased research and development associated with the Company's 1998 acquisition of CSL. There was no purchased research and development in 1997, 1996 or 1995.

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

DISCONTINUED OPERATIONS

    In December 1998, as part of the Company's restructuring and global reorganization plan, the Company's Board of Directors adopted a plan to discontinue the Company's operations in Germany, Australia and South Africa. With the appointment of a new Board of Directors, a decision was taken to dispose of the Australian operation, along with the South African operation, and continue operations in Germany. The South African operation was sold on June 23, 1999 for a loss of $2,107. The full value of the loss was offset against the restructuring reserve. On August 31, 1999 the Company disposed of the operations in Australia for a profit of $7. The operations have signed agency agreements and continue to sell and support the Gentia product range. The Company will in turn receive royalty payments on the sale of both licenses and support and maintenance contracts. The agency will also be responsible for continuing current support and maintenance contracts.

COMPETITION

    The market in which the EPM Division competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving industry standards. The EPM Division's current and prospective competitors include companies that offer a variety of planning and analysis software solutions and range from ERP vendors such as SAP, Baan and Peoplesoft who are new entrants to the applications space, specialized application vendors such as Hyperion, CorVu and Sapling through to traditional multidimensional database and analysis vendors such as Oracle Corporation, Information Advantage, Inc. and MicroStrategy, Inc. in the EPM market sector.

    The CRA Division will compete in the primary market described by the term `Customer Relationship Analytics (CRA)'; other terms used to describe this market include `CRM Analytics', `Customer Analytics' and `Customer Behavior Modeling (CBM)'. Current competitors in this market include Customer Relationship Management application vendors such as E.piphany, Business Objectives, Broadbase and Xchange. The Business Intelligence / OLAP and Data Mining vendors are also moving into the CRA market with application templates and software / services solutions. The vendors include Hyperion, MicroStrategy, SAS and SPSS. Their solutions are based on their core technology; reporting, OLAP or data mining.

    The market in which the CRA Division competes is intensely competitive, subject to rapid change and is significantly affected by new product introductions and other market activities of industry participants. The Company's integrated software competes against various vendors' software tools designed to accomplish specific elements of a complete process, including extracting data and analyzing data. The CRA Division's competitors include companies that sell:

- data management and data analysis software tools such as Accrue, Brio Technology, Broadbase, Business Objects, E.piphany, Informatica, Microstrategy and Sagent Technology, and

- enterprise application software such as Oracle, PeopleSoft, SAP and Siebel Systems.

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

EMPLOYEES

    As of December 31, 1999, the Company had a total of 136 employees, including 47 in research and development, 33 in sales and marketing, 38 in customer consulting and support services, 16 in finance and administration and 2 in senior management. Of these employees, 89 were located in the United Kingdom, 24 were located in the United States and 23 in Europe. None of the Company's employees are represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company believes its relationship with its employees is good.

    The Company's business, operating results and financial condition depends to a significant extent upon a number of key management and technical personnel, including Robin Lodge, its Chairman of the Board, Timothy Jones, its Chief Technology Officer, Steve Fluin, its Chief Executive Officer, and Nick Bray, its Chief Financial Officer, the loss of any of whom could adversely affect the Company's business operating results and financial condition. In addition, the Company believes that its future success will also depend in a large part on its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

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

    FUTURE CASH POSITION. The Company's ability to satisfy its cash requirements for the coming year is dependent on meeting certain projected revenue targets, cash collection targets, raising additional sources of short-term finance and containing operating expenses. The

Company has, in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue or other targets, and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares ("ADS").

    FUTURE OPERATING RESULTS UNCERTAIN. Prior to the fiscal year ended March 31, 1994, the Company was engaged primarily in the development and marketing of PC-based departmental decision support software and experienced fluctuations in revenues and profitability.

    In the year ended December 31, 1997 the Company experienced a decrease in license revenues compared to prior years and a loss from operations, due primarily to its transition to `solutions based' product offerings. See Item 1 - "Description of Business General" and "-Industry Background" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations". For the year ended December 31, 1999, the Company has experienced a decrease in license revenue compared to prior years, due primarily to the restructuring activities undertaken to return the Company to profitability. There can be no assurances that decreases in revenues and losses from operations will not occur in the future.

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

    FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for Gentia products, the level of price and product competition, changes in pricing policies made by the Company or its competitors, changes in the mix of direct and indirect channels through which the products are offered and the number, timing and significance of product enhancements and new product announcements, if any, by the Company and its competitors. Moreover, such results will likely be affected by the ability of the Company to develop, introduce and market new and enhanced versions of existing products (including analytical applications that incorporate K.wiz technology) on a timely basis, the size, timing and structure of significant licenses, changes in the Company's sales incentive strategy, enhancements to existing products or new products or enhancements to products of its competitors, (customer order deferrals in anticipation, thereof), the timing of revenue recognition under the Company's agreements, the impact of acquisitions by the Company and its competitors, the level of the Company's international revenues, foreign currency exchange rates, the renewal of maintenance and support agreements, product life cycles, software defects and other product quality problems, personnel changes, changes in Company strategy, changes in the level of operating expenses and general domestic and international economic and political conditions, among other factors.

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

    PRODUCT CONCENTRATION; DEPENDENCE UPON THE MARKET FOR MULTIDIMENSIONAL DATABASE SOFTWARE FOR ON-LINE ANALYTICAL PROCESSING. Since October 1993, substantially all of the Company's revenues have been derived from licenses for Gentia and related services. The Company currently expects that Gentia-related revenues, including Balanced Scorecard, and maintenance and support contracts, will continue to account for all or substantially all of the Company's revenues for 2000. The Company's planned launch of the new "THINKCRA" application, could effect the product sales mix and future profitability of the Company, however until the "THINKCRA" application has been launched and market reaction to the new product measured, the impact of the application on both revenue and operating results can not be predicted. As a result, the Company's future operating results are dependent upon continued market acceptance of existing Gentia products and enhancements thereto. A decline in demand for, or market acceptance of, Gentia as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

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

    RISKS ASSOCIATED WITH NEW VERSIONS AND NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE. The software industry, especially the market in which the Company competes, is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The life cycle of versions of Gentia is difficult to estimate. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to Gentia on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. There can be no assurance that the Company will be successful in developing and marketing enhancements to Gentia that respond to technological changes, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. The Company has in the past experienced minor delays in the release dates of enhancements to Gentia. If release dates of any future enhancements are delayed or if they fail to achieve market acceptance when released, the Company's business, operating results and financial condition may be materially adversely affected. There can be no assurance that the introduction or announcement of new product offerings by the Company or the Company's competitors will not cause customers to defer or forego purchases of current versions of Gentia, which could have a material adverse effect on the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Industry Background, - Gentia Software, - Customers, - Sales and Marketing and - Research and Development" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISK OF SOFTWARE DEFECTS. Software products as internally complex as Gentia frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing, the Company has in the past released versions of Gentia with defects and software errors. Although the Company has not experienced material adverse effects resulting from any such defects and errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in new versions or enhancements after commencement of commercial shipments, which could result in a loss of revenues or delay in market acceptance and have a material adverse effect upon the Company's business, operating results and financial condition. See Item 1 - "Description of Business - Gentia Software, and Research and Development."

    RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. A significant amount of the Company's revenues are derived from countries other than the United States. See
Item 1 - "Description of Business - Sales and Marketing" and Note 13 of Notes to Consolidated Financial Statements. International sales are subject to inherent risks, including the impact of possible recessionary environments in global economies including the United States, costs of localizing products for foreign countries, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. Although the Company has committed and continues to commit significant time and financial resources to developing international sales and support channels, there can be no assurance that the Company will be able to sustain or increase revenues from international licenses of Gentia and maintenance, support and other contracts, or that the foregoing factors will not have a material adverse effect on the Company's future revenues and, consequently, on the Company's business, operating results and financial condition. The Company's direct international sales are currently denominated in United States dollars, UK pounds sterling, Australian dollars, Dutch guilders, French francs, German marks and the Company does not currently engage in significant hedging activities. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from direct international sales and thus the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain or increase international market demand for Gentia. To the extent that the Company is unable to do so in a timely manner, the Company's international sales growth will be limited, and the Company's business operating results and financial condition would be materially adversely affected. See Item 1 - "Description of Business - Customers, and - Sales and Marketing" and Item 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

    CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS. The present directors, executive officers and principal shareholders of the Company and their affiliates beneficially owned approximately 28.1% of the outstanding Ordinary Shares as at May 31, 2000, and assuming all existing outstanding options are exercised, all present directors, executive officers and principal shareholders would beneficially own approximately 28.4% of the outstanding Ordinary Shares. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See Item 4 - "Control of Registrant."

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

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Ordinary Shares, in the form of ADSs, in the public market could adversely effect the market price for the ADSs. As of May 31, 2000 the Company had outstanding 12,130,279 Ordinary Shares, of which 8,563,893 were owned of record by the Depositary (as defined) representing an equal number of ADSs. Of the remaining 3,566,386 Ordinary Shares outstanding, 54,164 are freely tradable by persons who are not "affiliates" (as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended) of the Company and all such 3,566,386 Ordinary Shares may be sold pursuant to an effective registration statement under Securities Act or an applicable exemption from registration thereunder, including Rule 144 (which permits resales of securities subject to limitations depending on the holding period of such securities and in the case of shares held by affiliates of the Company).

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

    The Company's Board of Directors has the authority to issue up to 2,000,000 Preference Shares and to determine the price, rights, conversion ratios, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Ordinary Shares and ADSs will be subject to and may be adversely affected by, the rights of the holders of the Preference Shares. Any issuance of Preference Shares, while providing desirable flexibility in connection with possible acquisitions, financing and other corporate purposes, could have the effect of making it difficult for a third party to acquire a majority of the outstanding voting shares of the Company and as a result, the issuance thereof could have a material adverse effect on the market value of the ADSs.

    NO DIVIDENDS. The Company does not anticipate paying any cash dividends in the foreseeable future. See Item 8 - "Selected Financial Data."

ITEM 2.       DESCRIPTION OF PROPERTY

    The Company's administrative, sales and marketing facilities occupy approximately 8,795 square feet in London, England pursuant to a lease that expires in January 2001. In addition, the Company leases research and development facilities in Ipswich, England and Glasgow, Scotland. The Company operates satellite office facilities in the metropolitan areas of Atlanta, Boston, Chicago and Denver in the United States, s-Hertogenbosch in the Netherlands, Antwerp in Belgium, Paris in France, Frankfurt in Germany, Hong Kong, and Guernsey. The Company cancelled the New York lease as well as relocating to more appropriate premises in Atlanta, Boston, Chicago and San Francisco in the USA. The Company has also reduced the square footage of the London office in an effort to consolidate operations.

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

    In April, 1996 the Company received a letter from counsel for Arbor Software Corporation ("Arbor") asserting that Gentia infringes several of the claims of a United States patent held by Arbor (the "Arbor patent"). (In 1998, Arbor merged with Hyperion Software Corporation.) Gentia has investigated Arbor's patent and in 1996 filed a declaratory judgment action in the U.S. District Court for the District of Massachusetts asserting both that Gentia does not infringe any claims of the Arbor patent and that the claims of the Arbor patent are invalid. Arbor subsequently filed a complaint against the Company in the U.S. District Court for the Northern District of California asserting that the Company infringes the Arbor patent. The Company retained Arnold White & Durkee PC as its counsel. In November 1996, the Company's declaratory judgment action was transferred to the U.S. District Court for the Northern District of California and consolidated with Arbor's infringement action. On January 25, 2000, the Company announced with Hyperion Solutions Corporation that they had settled their patent lawsuit. As a result of the settlement, the Company has agreed to remove from its software products the ability to select the number of dense dimensions that can be employed in its databases, and will instead provide a pre-set default value. The Company will supply software to its customers that will bring existing installed-base applications into compliance with the terms of this settlement.

    From the knowledge the Company has about how its current customer base uses the Company's products and services, the Company has concluded that the terms of the settlement should have little impact. Customers using the Company's software and services to implement business strategy, track operational performance or build custom applications should not be compromised. The settlement is not expected to affect the Company's financial results for the most recent quarter or the fiscal year.

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

ITEM 4.       CONTROL OF REGISTRANT

    To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of the Ordinary Shares of the Company, nominal value L0.15 per share ("Ordinary Shares") by (a) any person known to the Company to be the owner of more than ten percent of the Ordinary Shares, as of December 31, 1999 and (b) all officers and directors of the Company as a group.


              IDENTITY OF PERSON OR GROUP                 AMOUNT OWNED (i)         PERCENT OF CLASS (ii)

              R Alan Wallman (iii)..................       3,410,775                   28.1%

              All directors and officers as a group
                 (6 persons) (iv)....................       3,410,775                   28.1%

(i) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the Securities and Exchange Commission which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.
(ii) Based on 12,130,279 Ordinary Shares outstanding as of May 31, 2000.
(iii)The recorded owner is Kappa Ltd, and Mr. Wallman is the beneficial owner. Mr Wallman is founder and a Director of the Company. See Item 10 - "Directors and Officers of Registrant"
(iv) Officers and directors also held options to acquire 1,528,381 Ordinary Shares, which amount is not reflected in this table. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

     The Bank of New York, which currently serves as Depositary ("the Depositary") with respect to the American Depositary Shares ("ADSs"), each representing one Ordinary Share, was the record owner, as of May 31, 2000, of 8,563,893 Ordinary Shares, representing 70,6% of the Ordinary Shares. The Company is not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control of the Company.

ITEM 5. NATURE OF TRADING MARKET

    The ADSs are quoted on the Nasdaq National Market under the symbol "GNTI". Neither the ADSs nor the Ordinary Shares are listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the Nasdaq National Market.


                                                            HIGH           LOW
                                                              $             $
             1996:
             Second Quarter (from April 30, 1996)           32.125        18.750
             Third Quarter                                  22.250        11.000
             Fourth Quarter                                 15.375        11.000
             1997:
             First Quarter                                  19.500         8.031
             Second Quarter                                  9.500         3.250
             Third Quarter                                   6.625         3.125
             Fourth Quarter                                  4.375         2.125
             1998:
             First Quarter                                   8.000         2.906
             Second Quarter                                  7.875         5.188
             Third Quarter                                   5.938         3.031
             Fourth Quarter                                  4.125         2.625
             1999:
             First Quarter                                   3.688         2.625
             Second Quarter                                  7.875         5.188
             Third Quarter                                   2.594         1.750
             Fourth Quarter                                  7.625         2.000
             2000:
             First Quarter                                  12.625         6.063

    On May 31, 2000, the last sale price for the ADSs as reported on the Nasdaq National Market was $5.375.

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

    This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADSs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital in the event that the Company were to be classified as a "controlled foreign corporation" for U.S. federal income tax purposes. Although the Company was not a controlled foreign corporation as of December 31, 1999, there can be no assurance that it will not be a controlled foreign corporation in the future. This summary does not address the U.S. federal income tax consequences to the Company or any U.S. Holder if the Company is determined to be a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes.

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

    Holders who satisfy conditions prescribed by the: Convention relating to income taxes (the "Income Tax Convention") and current UK tax legislation ("Eligible U.S. Holders") are entitled to claim from the UK Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the UK for UK tax purposes would have been entitled had he received the dividend (the Tax Credit Amount), subject to a UK withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. However, the reduction in the rate of the tax credit from April 6, 1999 to one-ninth of the amount of any dividend means that Eligible US Holders have ceased to be able to obtain a Treaty Payment as from that date. It should be noted that the US Treasury announced on October 1, 1998, its intention to hold a round of talks with the UK for the purpose of updating the Income Tax Convention to reflect tax law developments in the respective countries. It is not anticipated that any new Income Tax Convention will be effective prior to January 1, 2001.

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

Taxation of Capital Gains
United Kingdom

    A US Holder who is not resident or ordinarily resident in the UK (and would not be treated as "temporarily non resident), for UK tax purposes will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of ADSs unless the ADSs are held in connection with a trade or business carried on by such US Holder in the UK through a branch or agency which constitutes a permanent establishment or fixed base, and the ADEs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

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

UNITED KINGDOM INHERITANCE TAX

    An ADS beneficially owned by an individual US Holder who is domiciled in the US for the purposes of the Convention in relation to estate and gift taxes (the Estate and Gift Tax Convention) is not subject to United Kingdom inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS is part of the business property of a United Kingdom permanent establishment of the individual or pertains to a United Kingdom fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United Kingdom, based on priority rules set forth in that Convention, in a case where an ADS is subject to both United Kingdom inheritance tax and United States federal gift or estate tax. There are special rules applying to trusts.

UNITED STATES GIFT AND ESTATE TAXES

    An individual US Holder will be subject to United States gift and estate taxes with respect to the ADSs in the same manner and to the same extent as with respect to other types of personal property. United Kingdom Stamp Duty and Stamp Duty Reserve Tax

    The acquisition or transfer of Ordinary Shares is subject to UK stamp duty at L0.50 per L100 (or part thereof) of the amount or value of the consideration price. There is also a charge to UK Stamp Duty Reserve Tax (SDRT) at 0.5% of the consideration on the agreement to transfer Ordinary Shares but a refund of SDRT may be obtained if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

    Stamp duty or SDRT at L1.50 per L100 (or part thereof) of the amount or value of the consideration price arise on the deposit of ordinary Shares with the Custodian of a Depository (or certain persons providing clearance services ) or their nominees or agents and will be payable by the Depository or such person, under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, holders of ADSs must pay an amount in respect of such tax to the Depository.

    There is no UK Stamp Duty on the acquisition or transfer of an ADS provided that any agreement to transfer the ADS is executed and retained outside the UK. The transfer of Ordinary Shares by the Custodian of the Depository (or its nominee) to the ADS holder will attract a fixed stamp duty of L0.50 only provided the ADS holder is not transferring beneficial ownership.

    If the pending United Kingdom Finance Bill is enacted, the fixed stamp duty of L0.50 only will increase to L5.00 with effect from October 1,1999 and additionally, interest (at a variable rate to be fixed by the Government regulations) will become payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument. This will also apply to instruments executed outside the UK if they are later brought into the UK, thereby becoming liable to stamp duty, in which case interest on unpaid stamp duty will accrue by reference to the date of execution. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are already in force to charge interest and penalties in respect of SDRT, that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

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

                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                                       NINE
                                       MONTHS
                                       ENDED
                                       DECEMBER
                                          31,                      YEAR ENDED DECEMBER 31,
                                       ---------  -----------  ----------  -----------  ----------  -------------
                                          1995       1995(i)      1996        1997        1998        1999
                                       ---------  ----------  ----------  -----------  ----------  -------------
                                                  (unaudited)

Revenues:
   License........................      $  7,657    $ 10,227     $ 16,861   $ 14,985    $ 16,173     $ 10,433
   Services and other.............         4,918       6,163        9,104     12,186      13,359       13,682
                                       ----------  ----------  ----------  ----------  -----------  ------------
          Total revenues..........        12,575      16,390       25,965     27,171      29,532       24,115
                                       ----------  ----------  ----------  ----------  -----------  ------------
Cost of revenues:
   License........................           103         171          804      1,179       1,809        1,971
   Services and other.............         2,816       3,580        4,937      6,800       8,400        7,716
                                       ----------  ----------  ----------  -----------  -----------  ------------
          Total cost of revenues..         2,919       3,751        5,741      7,979      10,209        9,687
                                       ----------  ----------  ----------  -----------  -----------  ------------
Gross profit......................         9,656      12,639       20,224     19,192      19,323       14,428
                                       ----------  ----------  ----------  -----------  -----------  ------------
Operating expenses:
   Sales and marketing............         4,301       5,801       10,271     14,308      19,720       12,812
   Research and development.......         1,284       1,663        3,185      4,698       6,831        5,197
   General and administrative.....         3,017       3,711        3,926      6,279       4,367        3,335
   Purchased research and development          -           -            -          -       1,037            -
   Restructuring costs............             -           -            -          -       2,869        1,876
   Goodwill amortization..........             -           -          122        372         596        1,105
                                       ----------  ----------  ----------  -----------  -----------  ------------
          Total operating expenses.        8,602      11,175       17,504     25,657      35,420       24,325
                                       ----------  ----------  ----------  -----------  -----------  ------------
Income (loss) from operations.....         1,054       1,464        2,720     (6,465)    (16,097)      (9,897)
Other income (expense)............             4         (45)         965      1,235         681           39
                                       ----------  ----------  ----------  -----------  -----------  ------------
Income (loss) before provision
             for income taxes.....         1,058       1,419        3,685     (5,230)    (15,416)      (9,858)
(Provision) credit for income taxes         (384)       (521)      (1,216)     1,247        (185)           -
                                       ----------  ----------  ----------  -----------  -----------  ------------
Net income (loss).................       $   674     $   898     $  2,469   $ (3,983)   $ (15,601)   $ (9,858)
                                       =========== ===========  ==========  ========== ============  ==========
Net income (loss) per share (ii)
                           - basic.....   $  0.10     $  0.14      $  0.31   $  (0.44)    $ (1.57)     $ (0.96)
                           - diluted..    $  0.09     $  0.12      $  0.24   $  (0.44)    $ (1.57)     $ (0.96)
                                       =========== ===========  ==========  ========== ============  ==========
Shares used to compute net income
         (loss) per share  - basic....  6,459,167    6,459,167   7,845,962   9,154,673   9,950,201    10,222,115
                           - diluted..  7,340,156    7,186,190  10,491,703   9,154,673   9,950,201    10,222,115
                                       =========== ===========  ==========  ========== ============  ==========

---------------------
(i) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995.

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

                         CONSOLIDATED BALANCE SHEET DATA

                          (IN THOUSANDS OF US DOLLARS)

                                                                    DECEMBER 31,
                                              ----------------------------------------------------------
                                                 1995        1996       1997        1998        1999
                                              ----------- ----------- ----------  ---------- -----------

Cash and cash equivalents                       $ 2,280     $25,228    $20,332     $ 5,314     $ 2,968
Working capital                                   1,606      26,709     22,144       4,875      (3,160)
Total assets                                      7,755      41,551     36,394      26,548      18,268
Short-term debt                                     475         194        105          78       4,490
Long-term debt, excluding current portion           175         225        109          59         121
Total shareholders' equity                        2,490      32,004     27,859      13,910       3,703

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

OVERVIEW

    The Company was founded in 1983 to develop, market and support financial modeling software for business planning and analysis. Prior to the release of Gentia, the Company marketed PC-based departmental decision support software products. The Company commenced commercial shipments of its Gentia software in October 1993. Since then, predominantly all of the Company's revenues have been derived from licenses for Gentia, Gentia-based performance management applications and related maintenance, support, training and consulting services. On December 19, 1997, the Company signed the Renaissance Agreement, a joint development and marketing agreement with Renaissance, a leading provider of integrated business and technology consulting in the areas of strategy, solutions and professional services to jointly develop and market Balanced Scorecard. In November 1998, the Company acquired Compression Sciences Limited (CSL), a UK-based software company, specializing in the development of compression and knowledge discovery technology. The Company has developed of new customer relationship analysis applications incorporating this technology. To date substantially all revenues have been derived from sales of the EPM products. The Company currently expects that this revenue stream will be supplemented by revenues derived from the sale of thinkCRA applications from quarter three 2000. The Company's future operating results are dependent upon continued market acceptance of EPM products including the base Gentia technology and in particular the Balanced Scorecard and enhancements thereto and acceptance of the new thinkCRA suite of applications.

    The Company's ability to satisfy its cash requirements for the coming year is dependent on meeting projected revenue targets, cash collection targets, raising additional sources of short-term finance and containing operating expenses. The Company has in the past, been unable to meet similar targets, particularly license revenue. There can be no assurance that the Company will meet its projected revenue targets and failure of the Company to do so (or obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and value of the Company's American Depositary Shares. The Company has taken steps to restructure the organization to enable the Company to operate off a lower, more flexible operating cost base. This restructuring involved the consolidation of various functions within the organization, reducing headcount and the number of facilities, which the Company operates from. See "Item 9: Restructuring"

    Revenues from Gentia consist of license revenues as well as related software maintenance and support, training and consulting revenues. The sales cycle for a typical Gentia sale, from initial customer contact through product evaluation, contract negotiation and signing, ranges from two to eight months. License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. Maintenance and support revenues, including the element of licensing fees attributable to the initial warranty period, consist of fees for ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed. See Note 3 of Consolidated Financial Statements.

    Cost of license revenues consist primarily of commission to third parties, product packaging, documentation and production costs together with any fees payable in respect of software products embedded in the Gentia software. Costs of services and other revenues consist primarily of customer support costs, consulting costs and certain development licensing costs, which are generally expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements. Cost of license revenues have been, and are expected to continue to be, quite low in relation to license revenues. The Company's gross profit is significantly higher on license revenues than on services and other revenues. As a result, the mix of revenues during a period can have a significant impact on the Company's profitability for that period. For example, in the year ended December 31, 1999, the Company's gross profit on license revenues was 81.1% on license revenues of $10,433,000 and its gross profit on $13,682,000 of services and other revenues was 43.6%. The Company's total gross profit for that period was $14,428,000 or 59.8% of total revenues.

    The price of a Gentia license (including Balanced Scorecard) depends in part upon the number of users contracted for by the customer. The license revenues depend not only on the number of licenses sold but also on the type of license. The average price of Gentia licenses sold has decreased from approximately $120,000 for the year ended December 31, 1998 to approximately $98,000 for the year ended December 31, 1999.

    Sales and marketing expenses consist primarily of personnel costs, including sales commissions, of all personnel involved in the sales process, as well as costs of advertising, doubtful accounts, public relations, seminars and trade shows. Research and development expenses, which are expensed as incurred, consist primarily of salaries and other personnel-related expenses, depreciation of development equipment and supplies and occupancy costs related to the Company's dedicated research facilities. General and administrative expenses consist primarily of personnel costs for finance, MIS, human resources and general management, as well as insurance and professional expenses. Other income and expenses represents the net of interest income, interest expense and foreign exchange gains or losses.

    As a result of the strategic actions taken in the world-wide restructuring from December 31, 1998 through to June 30, 1999, the Company has reduced costs across the board to enabling it to achieve a cost base from where it can be profitable at the current revenue levels. The worldwide restructuring has resulted in a reduced head count from 220 as of December 31, 1998 to 136 as of December 31, 1999. This has been achieved through the centralization of functions previously duplicated geographically within the sales and marketing operation, as well as in the finance and administration operation. As a result, for the first time since 1993 the Company's operating expenses have decreased in absolute dollar amounts. See Item 1 - "Descriptions of Business - Sales and Marketing".

    Although the Company has experienced lower levels of total revenues in 1999 compared to that of prior years, there can be no assurance that the current levels of revenue are sustainable or that growth from the current levels can be achieved. The Company's expense levels are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short run. If revenue levels are below expectations, net income is likely to be disproportionately affected. There can be no assurance that the Company will be profitable on a quarterly or annual basis. See "-Selected Quarterly Operating Results" and Item 1 - "Description of Business - Business Factors - Fluctuations in Quarterly Results."

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

    Results of operations of the Company's subsidiaries that have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities of such subsidiaries are translated using exchange rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of other comprehensive income in shareholders' equity. Fluctuations in exchange rates will affect period to period comparisons of the Company's reported results of operations. See Item 1 - "Description of Business - Business Factors - Currency Fluctuations."

RESULTS OF OPERATIONS

    The following table sets forth the percentage of total revenues represented by the respective line items in the Company's Consolidated Statements of Operations for the periods indicated.


                                    NINE
                                    MONTHS
                                    ENDED
                                    DECEMBER
                                       31,                  YEAR ENDED DECEMBER 31,
                                    ---------  -----------  ----------  --------  ---------  --------
                                     1995(i)       1995        1996       1997      1998       1999
                                    ---------  -----------  ----------  --------  ---------  --------
                                               (unaudited)
Revenues:
  License fees                        61.0%       62.4%        64.9%      55.2%      54.8%     43.3%
  Services and other                  39.0        37.6         35.1       44.8       45.2      56.7
                                    ---------  -----------  ----------  --------  ---------  --------
     Total revenues                  100.0       100.0        100.0      100.0      100.0     100.0
                                    ---------  -----------  ----------  --------  ---------  --------

Cost of revenues:
  License fees                         0.8         1.1          3.1        4.4        6.1       8.2
  Services and other                  22.4        21.8         19.0       25.0       28.4      32.0
                                    ---------  -----------  ----------  --------  ---------  --------
     Total cost of revenues           23.2        22.9         22.1       29.4       34.5      40.2
                                    ---------  -----------  ----------  --------  ---------  --------
Gross profit                          76.8        77.1         77.9       70.6       65.5      59.8
                                    ---------  -----------  ----------  --------  ---------  --------
Operating expenses:
  Sales and marketing                 34.2        35.4         39.5       52.6       66.8      53.1
  Research and development            10.2        10.1         12.3       17.3       23.1      21.6
  General and administrative          24.0        22.7         15.2       23.1       14.8      13.8
  Purchased research & development       -           -            -          -        3.5         -
  Restructuring cost                     -           -            -          -        9.7       7.8
  Goodwill amortization                  -           -          0.4        1.4        2.0       4.6
                                    ---------  -----------  ----------  --------  ---------  --------
      Total operating expenses        68.4        68.2         67.4       94.4      119.9     100.9
                                    ---------  -----------  ----------  --------  ---------  --------
Income (loss) from operations          8.4         8.9         10.5      (23.8)     (54.5)    (41.1)
Other income (expense)                   -        (0.2)         3.7        4.5        2.3       0.2
                                    ---------  -----------  ----------  --------  ---------  --------
Income (loss) before provision for
     income taxes                      8.4         8.7         14.2      (19.3)     (52.2)    (40.9)
(Provision) credit for income taxes   (3.0)       (3.2)        (4.7)       4.6       (0.6)        -
                                    ---------  -----------  ----------  --------  ---------  --------
Net income (loss)                      5.4%        5.5%         9.5%     (14.7)%    (52.8)%   (40.9)%
                                    =========  ===========  ==========  ========  =========  ========

---------------------
(i) The figures for the year ended December 31, 1995 comprise audited figures for the nine months to December 31, 1995 plus figures for the three months to March 31, 1995 derived from the audited results for the year ended March 31, 1995.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

    The Company's total revenue decreased 18.3% from $29.5 million for the year ended December 31, 1998 to $24.1 million for the year ended December 31, 1999. The decrease in revenue is due to the decrease in license revenue sales in 1999. The Company has achieved constant revenue levels in 1999 averaging $6.0 million per quarter in 1999, down from $7.4 million average in 1998.

    Revenues for the year ended December 31, 1999 were $8.2 million in the United Kingdom, $5.4 million in North America, $0.8 million in Australia and New Zealand and $8.9 million from the rest of Europe and $0.8 million from the rest of the world. Revenues for the year ended December 31, 1998 were $8.1 million in the United Kingdom, $10.3 million in North America, $0.9 million in Australia and New Zealand and $8.1 million from the rest of Europe and $2.1 million from the rest of the world.

    LICENSE REVENUES. License revenues were $10.4 million in the year ended December 31, 1999, a decrease of 35.8% compared to license revenues of $16.2 million for the year ended December 31, 1998. The decrease in license revenue sales is primarily a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998. License revenues decreased from 54.8% of total revenues for the year ended December 31, 1998 to 43.3% for the year ended December 31, 1999.

    SERVICES AND OTHER REVENUES. Services and other revenues increased 2.4% from $13.4 million in the year ended December 31, 1998 to $13.7 million in the year ended December 31, 1999. Last year's first and second quarter results did not include the full benefit of the acquisition of the Technical and Computer Management Services Limited that was acquired in late May 1998. The increased revenue as a result of the acquisition is partially offset through the reduced revenue as a result of the sale of the South African and Australian operations combined with the reduced revenue sources as a result of reduced license revenue sales during the year. Services and other revenue comprised 56.7% of total revenues for the year ended December 31,1999, compared to 45.2% for the year ended December 31, 1998. The change is attributable to a decrease in license revenue sales relative to total revenue.

COST OF REVENUES

    COST OF LICENSE REVENUES. Cost of license revenues were $1.8 million and $2.0 million in the years ended December 31, 1998 and 1999, respectively, representing 11.2% and 18.9% of license revenues for those periods. The increase was primarily due to the move towards lower margin channel sales as a result of our restructuring program.

    COST OF SERVICES AND OTHER REVENUES. Cost of services and other revenues was $8.4 million and $7.7 million in the years ended December 31, 1998, and 1999, respectively, representing 62.9% and 56.4% of service and other revenues for those periods. The decreased costs relative to revenue is a result of improved utilization in our services division and the reduced costs relating to the centralization of the customer support functions from the restructuring program.

OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing costs were $12.8 million in the year ended December 31, 1999, a decrease of 35.0% compared to $19.7 million in the year ended December 31, 1998. Excluding the provision for doubtful accounts of $1.7 million made in the three months ended June 30, 1999 the sales and marketing expenditure has reduced to $11.1 million for the year ended December 31, 1999. Similarly, excluding the $2.0 million provision for doubtful accounts made in December 1998, sales and marketing costs (excluding provisions for doubtful accounts) have decreased by $6.6 million in 1999 for the year ended December 31, 1999. The decrease in expenditure is attributed to the strategic actions taken through the restructure program. The cost savings are attributed to the elimination of duplicated resources, centralization of corporate functions and the sale of the Australian and South African operations.

    RESEARCH AND DEVELOPMENT. Research and development costs decreased by 23.9% from the $6.8 million recorded in the year ended December 31, 1998 to $5.2 million in the year ended December 31, 1999. As a percentage of total revenues, research and development expenses were 23.1% and 21.5% of total revenues for the years ended December 31, 1998 and 1999, respectively. This decrease in research and development costs can be attributed to the cost savings relating to reduction in legal costs relating to the Arbour dispute (see Item 3 : Legal Proceedings) and consolidation of facilities as a result of the restructuring program. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development, which will continue to be expensed as incurred (See
Note 3 of Notes to Consolidated Financial Statements.) In addition the Company will require further resources to successfully develop the new Customer relationship analytic application.

    GENERAL AND ADMINISTRATIVE. General and administrative costs were $3.3 million in the year ended December 31, 1999, compared to $4.4 million for the year ended December 31, 1998. The 25% reduction in costs can be attributed to the centralization of the finance function in the United Kingdom with savings resulting from the closure of facilities and termination of staff. General and administrative expenses represented 14.8% and 13.8% of total revenues for the years ended December 31, 1998 and 1999, respectively.

    RESTRUCTURING COSTS. During 1999, the Company recorded a further restructuring charge of $1.9 million, which comprised employee severance charges of $0.5 million in the first quarter of 1999. An additional charge of $1.4 million was made at the end of the second quarter in 1999. The second charge comprised a $1.1 million employee severance charge and a $300,000 facility closure charge.

    GOODWILL AND OTHER INTANGIBLES AMORTIZATION

    Goodwill and other intangibles amortization increased by $0.5 million from $0.6 million for the year ended December 31, 1998 to $1.1 million for the year ended December 31, 1999. The increase is attributable to the purchase of Technical and Computer Management Services Limited and Compression Sciences Limited which generated goodwill of $1.9 million and the purchase of existing technology of $2.6 million.

LOSS FROM OPERATIONS

    The loss from operations for the year ended December 31, 1999 is $9.9 million, comprising a loss from operations of $6.4 million in the United Kingdom, $1.0 million in North America, loss from operations of $23,000 in the rest of the world and $2.5 million from rest of Europe. Loss from operations for the year ended December 31, 1998 was $15.6 million, comprising loss from operations of $7.5 million in the United Kingdom, $3.7 million in North America and $1.4 million in the rest of world and $3.0 million in the rest of Europe.

OTHER INCOME

    Other income was $681,000 and $39,000 in years ended December 31, 1998 and 1999, respectively, and relates primarily to net interest earned on interest bearing deposits of funds raised by the Company's initial public offering in April 1996.

PROVISION FOR INCOME TAXES

    The provision for income taxes was a $185,000 debit in the year ended December 31, 1998, representing the write off of deferred tax assets.

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

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 44.7% from $4.7 million for the year ended

December 31, 1997 to $6.8 million for the year ended December 31, 1998. This increase was attributable to the purchase of Compression Sciences Limited and a general increase in research expenditure. As a percentage of total revenues, research and development expenses were 17.3% and 23.1% of total revenues for the years ended December 31, 1997 and 1998, respectively. This increase can be attributed to Compression Sciences Limited research expenditure with no related revenue in 1998. The Company believes that a significant level of investment in research and development is required to remain competitive and, accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development, which will continue to be expensed as incurred. See Note 3 of Notes to Consolidated Financial Statements.

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

LOSS FROM OPERATIONS

    The loss from operations for the year ended December 31, 1998 was $16.1 million, comprising a loss from operations of $8.0 million in the United Kingdom, $3.7 million in North America and loss from operations of $709,000 in Australia and New Zealand, $3.0 million in the rest of Europe and $713,000 in the rest of the world. Loss from operations for the year ended December 31, 1997 was $6.5 million, comprising loss from operations of $1.5 million in the United Kingdom; $4.2 million in North America, $91,000 in Australia, $491,000 in the rest of Europe and $71,000 in the rest of the world.

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

SELECTED QUARTERLY OPERATING RESULTS

    The following tables set forth certain unaudited quarterly consolidated statement of operations data for each quarter of the year ended December 31, 1998 and the year ended December 31, 1999, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This unaudited quarterly financial information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments that in the opinion of the Company are necessary for a reasonable presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto appearing elsewhere in this report. The Company's quarterly results have in the past and may in the future be subject to fluctuations. As a result, the Company believes that results of operations for the interim periods should not be relied upon as any indication of the results to be expected for any future period.


                                                                   QUARTER ENDED
                                   -------------------------------------------------------------------------------------------
                                    MAR 31,     JUNE 30,   SEPT 30,    DEC 31,     MAR 31,    JUNE 30,   SEPT 30,   DEC 31,
                                    1998        1998       1998        1998        1999       1999       1999       1999
                                   ---------  ----------  ---------  ----------   --------   ---------   --------   ----------
CONSOLIDATED STATEMENT OF                                      (IN THOUSANDS OF US DOLLARS)

OPERATIONS DATA:
Revenues:

     License ...................   $  2,878    $  4,779    $  4,419    $  4,097    $  2,294    $  2,366    $  2,760   $  3,013
     Services and other ........      3,039       2,960       3,588       3,772       3,657       3,586       3,367      3,072
                                   --------    --------    --------    --------    --------    --------    --------   --------
        Total revenues .........      5,917       7,739       8,007       7,869       5,951       5,952       6,127      6,085
                                   --------    --------    --------    --------    --------    --------    --------   --------
Cost of Revenues:
     License ...................         75         472         452         810         132         868         575        396
     Services and other ........      1,782       2,045       2,140       2,433       2,615       2,303       1,523      1,275
                                   --------    --------    --------    --------    --------    --------    --------   --------
        Total cost of revenues .      1,857       2,517       2,592       3,243       2,747       3,171       2,098      1,671
                                   --------    --------    --------    --------    --------    --------    --------   --------
Gross profit ...................      4,060       5,222       5,415       4,626       3,204       2,781       4,029      4,414
                                   --------    --------    --------    --------    --------    --------    --------   --------
Operating expenses:
     Sales and marketing .......      4,115       4,175       4,351       7,079       3,658       4,778       2,134      2,242
     Research and development ..      1,639       2,034       1,512       1,646       1,589       1,547         948      1,113
     General and administrative       1,082       1,021       1,106       1,158         988       1,025         632        690
     Purchased research and
            Development ........          -           -           -       1,037           -           -           -          -
     Restructuring costs .......          -           -           -       2,869         500       1,376           -          -
     Goodwill amortization .....        102         128         153         213         199         384         260        262
                                   --------    --------    --------    --------    --------    --------    --------   --------
        Total operating expenses      6,938       7,358       7,122      14,002       6,934       9,110       3,974      4,307
                                   --------    --------    --------    --------    --------    --------    --------   --------
Income (loss) from operations ..     (2,878)     (2,136)     (1,707)     (9,376)     (3,730)     (6,329)         55        107
Other (expense) ................        246         215         144          76          41          28           -        (30)
income
                                   --------    --------    --------    --------    --------    --------    --------   --------
Income (loss) before provision .     (2,632)     (1,921)     (1,563)     (9,300)     (3,689)     (6,301)         55         77
for income taxes
(Provision) credit for income
taxes ..........................          -           -           -        (185)          -           -           -          -
                                   --------    --------    --------    --------    --------    --------    --------   --------
Net income (loss)...............   $ (2,632)   $ (1,921)   $ (1,563)   $ (9,485)     (3,689)     (6,301)         55         77
                                   ========    ========    ========    ========    ========    ========    ========   ========

    The following table sets forth, as a percentage of revenues, certain line items in the Company's Consolidated Statement of Operations for the periods indicated:


                                                                    QUARTER ENDED
                                    --------------------------------------------------------------------------------------
                                     MAR 31,    JUNE 30,   SEPT 30,   DEC 31,    MAR 31,   JUNE 30,   SEPT 30,   DEC 31,
                                       1998        1998       1998       1998       1999      1999       1999      1999
                                       ----        ----       ----       ----       ----      ----       ----      ----
Revenues:
     License .....................      48.6%      61.8%      55.2%      52.1%      38.5%     39.8%     45.0%      49.5%
     Services and other ..........      51.4       38.2       44.8       47.9       61.5      60.2      55.0       50.5
                                        ----       ----       ----       ----       ----      ----      ----       ----
          Total revenues .........     100.0      100.0      100.0      100.0      100.0     100.0     100.0      100.0
                                        ----      -----      -----      -----      -----     -----     -----       ----
Cost of Revenues:
     License .....................       1.3        6.1        5.6       10.3        2.2      14.6       9.4        6.5
     Services and other ..........      30.1       26.4       26.7       30.9       43.9      38.7      24.9       21.0
                                        ----       ----       ----       ----       ----      ----      ----       ----
          Total cost of revenues .      31.4       32.5       32.3       41.2       46.1      53.3      34.3       27.5
                                        ----       ----       ----       ----       ----      ----      ----       ----
Gross profit .....................      68.6       67.5       67.7       58.8       53.9      46.7      65.7       72.5
                                        ----       ----       ----       ----       ----      ----      ----       ----
Operating expenses:
     Sales and marketing .........      69.5       53.9       54.3       90.0       61.5      80.3      34.8       36.8
     Research and development ....      27.7       26.3       18.9       20.9       26.7      26.0      15.5       18.3
     General and  administrative .      18.3       13.2       13.8       14.7       16.6      17.2      10.3       11.3
     Purchased research and
          Development ............       -          -          -         13.2        -         -         -          -
     Restructuring costs .........       -          -          -         36.5        8.4      23.1       -          -
     Goodwill amortization .......       1.7        1.7        1.9        2.7        3.3       6.5       4.2        4.3
                                        ----       ----      ----        ----       ----      ----      ----       ----
          Total operating expenses     117.2       95.1       88.9      178.0      116.5     153.1      64.8       70.7
                                        ----       ----      ----        ----       ----      ----      ----       ----
Income (loss) from operations ....     (48.6)     (27.6)     (21.3)    (119.2)     (62.6)   (106.4)      0.9        1.8
Other (expense) income ...........       4.2        2.8        1.8        1.0        0.7       0.5       -         (0.5)
                                        ----       ----       ----       ----       ----      ----      ----     ----
Income (loss) before provision
for income taxes .................     (44.4)     (24.8)     (19.5)    (118.2)     (61.9)   (105.9)      0.9        1.3
(Provision) credit for income
taxes ............................       -         -            -        (2.4)       -         -         -          -
                                        ----       ----       ----       ----      ----      ----      ----       ----
Net income (loss) ................     (44.4)%    (24.8)%    (19.5)%   (120.6)%    (61.9)%  (105.9)%     0.9%       1.3%
                                       ======     ======      =====     =====      =====     =====     =====      =====


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

LIQUIDITY AND CAPITAL RESOURCES

    The Company used cash of $6.3 million in its operating activities in the year ended December 31, 1999 and used cash of $9.8 million in the year ended December 31, 1998. Cash generated by financing activities was up from $0.5 million in the year ended December 31, 1998 to $4.7 million in the year ended December 31, 1999. This is due mainly to the short-term loan finance of $4.4 million acquired during the year. Of the short-term loan, $4.0 million was converted to equity on March 24, 2000.

    As a result of the cash utilized in operations, the company ended the year with a cash balance of $3.0 million. Steps taken to address the net utilization of cash are discussed under "Overview" and "Restructuring". The company is reliant on meeting projected revenue targets, cash collection targets and containing operating expenses. The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, raising additional sources of short term finance and containing operating expenses. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue targets and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

    The Company has taken steps to restructure the organization to enable the Company to operate off a lower, more flexible operating cost base. This restructuring involved the consolidation of various functions within the organization, reducing headcount and the number of facilities, which the Company operates from. See "Item 9: Restructuring"

    On April 25, 2000 the Company purchased ebi Solutions entity for a consideration of $1.95 million plus $50 expenses which was met by issuing 400,000 shares in Gentia Software plc to the partners of the limited liability company. ebi Solutions LLC was a privately held provider of eBusiness applications and services. The integration of Gentia's new product suite, thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

    The acquisition of ebi Solutions was accounted for under the purchase method and the assets and liabilities were recorded at their provisional fair values on the date of acquisition. Results of operations of the acquired business are included from the date of acquisition. The intangible assets acquired in the transaction are being amortized on a straight-line basis over their useful life of five years.

    Goodwill acquired in respect of acquisitions accounted for under the purchase method are amortized over their estimated useful life of between 5 to 10 years. Purchased existing technology is amortized over the estimated useful life of 5 years.

    The Company's investing activities for the year ended December 31, 1999 consisted of purchases of property and equipment, primarily computer equipment, office furniture and equipment and motor vehicles, which amounted to $0.4 million, compared to $1.2 million for the year ended December 31, 1998.

    On March 24, 2000 loan agreements totaling an aggregate of US$2.0 million entered into by the Company with each of Robin W.I.Lodge, Marshall Services, Alan McGahan, and Rhone Venture Capital Limited were converted into shares of the Company at a price of US$2.25 per share. The loans with Robin Lodge and Marshall Services Ltd. totalling $1.0 million were entered into on August 26, 1999, the balance of the loans of $1.0 million were entered into on November 22, 1999. In addition warrants have been issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 1.25, at US$2.25 per share.

    On March 24, 2000 loan agreements totaling an aggregate of US$2.0 million entered into by the Company on December 9, 1999, with each of Finsbury Technology Trust PLC, Pulsar Technology Fund, Grange Nominees Ltd. and Banco Nominees (Guernsey) Limited were converted into shares of the Company at a price of US$4.65 per share. In addition warrants have been issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 0.5, at US$4.65 per share.

    The combination of losses over the year caused the Company's cash to decrease from $5.3 million at December 31, 1998 to $3.0 million at December 31, 1999; the Company's working capital decreased from $4.9 million at December 31, 1998 to negative net working capital of $3.2 million at December 31, 1999. Excluding the short-term finance to be converted to equity, the Company's net working capital at December 31, 1999 amounts to $0.8 million. The Company's total assets decreased from $26.5 million at December 31, 1998 to $18.3 million at December 31, 1999.

    As of December 31, 1999, the Company had no material commitments to make any capital expenditure. The Company's principal commitments consist of non-cancelable operating leases and capital lease agreements as detailed in
Note 11 of Consolidated Financial Statements.

    The Company's accounts receivable are relatively high in terms of revenues, due in part to the inclusion in accounts receivable of deferred revenues invoiced in advance and extended receivable terms on certain contracts. The Company is continually reviewing its credit control procedures with a view to improving cash collections and has increased its bad debt reserve for the year ended December 31, 1999 by $1.7 million.

    There was no significant impact as a result of inflation on the Company's operations during 1996, 1997, 1998 and 1999.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Not  Applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    The directors and executive officers of the Company, and their respective ages and positions as of June 23, 2000 are as follows:


NAME                                AGE                  POSITION

DIRECTORS

Robin W. I. Lodge............       56        Chairman of the Board and Director
R. Alan Wallman .............       54        Founder and Non-executive Director
Steve Fluin .................       45        Chief Executive Officer
Nick Bray ...................       35        Chief Financial Officer and Company Secretary
Timothy S. Jones.............       45        Chief Technology Officer and Director
Kenneth Volet ...............       53        Director

    Mr. Lodge was elected as Chairman of the Board July 20, 1999. Mr. Lodge has over 30 years experience in the information technology sector. Mr. Lodge is non-executive chairman of D.C.S. Group plc, Tenet Technology Ltd and the Lanner Group plc. In addition he holds non-executive directorships of other public and private companies.

    Mr. Fluin was elected as Chief Executive Officer on, May 5, 1999. Mr. Fluin joined Gentia in January 1999 after serving two years as Retek Information Systems's Vice President of Europe, Africa and the Middle East. Retek is a Minneapolis, MN, based software company and subsidiary of HNC Software. Mr. Fluin was charged with creating Retek's European Division from the ground up. Previously, Mr. Fluin held a variety of positions with Comshare, during his 15 years with the company. He joined Comshare as a consultant in 1981 and rose to Vice President for Europe in 1991, a position he held until his departure in 1996.

    Mr. Bray was appointed as Chief Financial Officer, effective from May 22, 1999. Prior to his appointment at Gentia, Mr. Bray served as Comshare, Inc.'s Senior Director of Finance & Chief Accounting Officer. Comshare develops, markets, and supports financial analytic applications software. Prior to his three- year tenure with Comshare, Mr. Bray worked for Lotus Software, Inc., as well as Price Waterhouse. He is a Chartered Accountant and holds a first class honors degree.

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

    Mr. Volet was appointed as a director on May 17, 2000. Mr. Volet has over 20 years experience in the software industry. Mr. Volet co-founded ebi Solutions, a software applications development company in December 1998. Prior to joining ebi, Mr. Volet was Senior Vice President, Worldwide Sales & Marketing for Seagate Software, a multi-national software development and services company. Prior to joining Seagate Software, Mr. Volet was President and CEO of Holistic Systems, Inc., a software development company with significant presence in the business intelligence marketplace. In 1996 Holistic Systems was acquired by Seagate Software.

    All directors held office until the annual general meeting of shareholders or until their successors were duly elected and qualified. All of the Company's officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.

    The Compensation Committee of the Board of Directors consists of Messrs. Lodge, Wallman and Fluin. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company, and administers the incentive compensation and benefit plans of the Company.

    The Audit Committee of the Board of Directors consists of Mr. Lodge, Wallman and Bray. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of compensation paid by the Company to all of its directors and officers, 11 persons as a group, for the year ended December 31, 1999, compared to 10 persons for the year ended December 31, 1998, was $1,1 million, compared to $1,3 million for the year ended December 31, 1998. Included in the amount paid for 1999 are payments made to three directors for compensation for loss of office amounting to $250,000. Payments made to companies, in which directors held an interest, for services rendered and costs related thereto, were $26,000 in the current year compared to $42,000 in the prior year. These amounts do not include amounts received by such persons pursuant to the 1994 Plan and the 1996 Plan (each as defined). See
Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries".

    The Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for officers and directors of the Company for the year ended December 31, 1999. See Item 12 - "Options to Purchase Securities from Registrant or Subsidiaries."

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

    As of December 31, 1999, options under the 1994 Plan for the purchase of 668,663 Ordinary Shares by employees of the Company were outstanding at exercise prices ranging from 21p to 60p ($0.33 to $0.95) per share, payable in pounds sterling. The December 31, 1999 exchange rate of $1.5787 to L1.00 has been used for purposes of calculating the dollar value of these exercise prices. All options vest three years from date of grant and expire seven years from date of grant; expiration dates range from August 1999 to October 2002. As of December 31, 1999, no options under the 1994 Plan for the purchase of Ordinary Shares were held by those directors and executive officers of the Company as a group at December 31, 1999. See Note 8 of Notes to Consolidated Financial Statements.

    As of May 31, 2000, options under the 1994 Plan for the purchase of 530,330 Ordinary Shares by employees of the Company, none of whom were directors or executive officers, were outstanding at exercise prices ranging from 21p to 60p ($0.31 to $0.90) per share, payable in pounds sterling. The May 31, 2000 exchange rate of $1.4947 to L1.00 has been used for purposes of calculating the dollar value of these exercise prices

    The Company's 1996 Equity Incentive Plan (the "1996 Plan") is intended to serve as the successor equity incentive program to the Company's 1994 Plan. Under the 1996 Plan, the Compensation Committee may grant options to purchase Ordinary Shares and make other restricted stock grants to directors, employees and other persons providing services to the Company, for up to an aggregate of 10,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the Ordinary Shares on the date of grant. The 1996 Plan was adopted by the Board of Directors and approved by shareholders on March 7, 1996. As of December 31, 1999, options under the 1996 Plan for the purchase of 4,566,956 Ordinary Shares were outstanding at exercise prices ranging from $2.25 to $5.25 per share, payable in U.S. dollars. Options issued under the 96 plan expire between five and seven years the date of issue, the latest expiry date of the options outstanding at December 31,1999 is November 22, 2006. As of December 31, 1999, options under the 1996 Plan for the purchase of 1,402,381 Ordinary Shares were held by all directors and executive officers of the Company as a group. See Note 8 of Notes to Consolidated Financial Statements.

    As of May 31, 2000, options under the 1996 Plan for the purchase of 4,740,890 Ordinary Shares were outstanding at an exercise price from $2.25 to $6.1875 per share, payable in U.S. dollars. As of May 31, 2000, options under the 1996 Plan for the purchase of 1,528,381 Ordinary Shares were held by the directors and executive officers of the Company as a group at December 31,1999.

    The number of Ordinary Shares underlying options held by the Company's directors as at December 31, 1999 and December 31, 1998 (or appointment), which are disclosed in the Company's UK statutory accounts, are as follows:


                          AT 31 DECEMBER 1999          AT 31 DECEMBER 1998
                         -------------------          -------------------

         R Lodge              877,381                          -
         S Fluin .            320,000                          -
         N Bray ..            180,000                          -
         T S Jones             25,000                     25,000

GRANT OF OPTIONS FOR NON-EMPLOYEE DIRECTORS

    In connection with the adoption of the 1996 Plan on March 7, 1996, the Board of Directors of the Company voted that persons who are not employees of the Company and who either were directors on that date (with the exception of R. Alan Wallman, a founder of the Company) or who subsequently become directors of the Company ("Eligible Directors") will each receive options under the 1996 Plan for 16,000 Ordinary Shares effective upon the later of the adoption of the Plan or their election as directors. As long as each Eligible Director continues to serve as a director, his or her options will vest as to one-half of such shares on December 31 of each first year of service, and the remaining one-half on December 31 of the following year. All of such options have a term of five years and an exercise price equal to the fair market value of the Ordinary Shares on the date of grant. The Company's Board of Directors may amend or terminate this arrangement for Eligible Directors at any future time.

WARRANTS

    Gentia issued warrants to First Albany Corporation to purchase 100,000 shares of the Company's common stock at an exercise price of $3 per share. The issue of the warrants was in lieu of financial advisory and investment banking services. The warrants will expire on January 5, 2002. As at December 31, 1999 no warrants had been exercised

    During 1999 the Company obtained loans from a number of institutions, the terms of the loans were such that they could be converted into Ordinary Shares and Warrants at the request of the lender. On March 24, 2000 the loans were converted in to Ordinary Shares and 1,327,329 warrants were issued. Of the total number of warrants issued, 416,667 were issued to a related party with an exercise price of US$2.25, exercisable between March 24,2000 and November 22, 2006. A further 694,445 warrants were issued with an exercise price of US$2.25, exercisable between March 24,2000 and August 26, 2006. The balance of 216,217 warrants were issued at an exercise price of US$4.625 and may be exercised between March 24, 2000 and December 9, 2006. At May 31, 2000 none of the warrant had be exercised.

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During 1999, the Company obtained loans from a number of institutions including a loan of $750 from the Chairman. At December 31, 1999, the capital amount of these loans was $4.0 million accruing interest at 2% above the UK Libor rate. The terms of the loans were such that they could be converted into Ordinary Shares and Warrants at the request of the lender. On March 24, 2000, these loans were converted into Ordinary shares and 1,327,329 warrants were issued, of which 416,667 were issued to the Chairman.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

          Not Applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

          None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

          None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

          Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

          See pages F-1 through F-22 and page S-1 incorporated herein by reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

          a) The following financial statements and schedule, together with the report of Ernst & Young thereon, are filed as part of this annual report.


                                                                                  PAGE

          Report of Independent Auditors ......................................    F-1

          Consolidated Balance Sheets as of December 31, 1998 and 1997 .........   F-2

          Consolidated Statements of Operations
          for the years ended December 31, 1998, 1997 and 1996..................   F-3

          Consolidated Statements of Changes in Shareholders' Equity
          for the years ended December 31, 1998, 1997 and 1996..................   F-4

          Consolidated Statements of Cash Flows
          for the years ended December 31, 1998, 1997 and 1996.................    F-5

          Notes to Consolidated Financial Statements ..........................    F-6

          Schedule II - Valuation and Qualifying Accounts for the years ended

          December 31, 1999, 1998 and 1997.....................................    S-1

          Other schedules are omitted as the information is not required, not applicable or the information is presented in the financial statements or related notes thereto.

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

Gentia Software plc

      By:

      ---------------------------------------

      Nick Bray
      Chief Financial Officer

Dated: June 30, 2000

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Gentia Software plc

     We have audited the accompanying consolidated balance sheets of Gentia Software plc as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentia Software plc at December 31, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                                   ERNST & YOUNG

London, England
June 30, 2000

                               GENTIA SOFTWARE PLC

                           CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                    ASSETS                                              DECEMBER 31,
                                                                                   ----------------------
                                                                                       1999        1998
                                                                                   ---------   ----------

Current assets

         Cash...................................................................   $  2,968    $  5,314
         Accounts receivable: ..................................................      7,757      10,565
                   Trade accounts receivable ...................................     11,214      14,366
                   Allowance for doubtful accounts .............................      3,457       3,801
         Prepaid expenses ......................................................        559       1,363
         Taxes recoverable .....................................................       --           212
                                                                                   ---------   ----------
              Total current assets .............................................     11,284      17,454
         Property and equipment, net ...........................................      1,153       2,192
         Purchased software, net of amortization of $610 (1998: $25) ...........      2,000       2,551
         Goodwill, net of amortization $2,284 (1998:$1,764) ....................      3,831       4,351
                                                                                   ---------   ----------
              Total assets .....................................................   $ 18,268    $ 26,548
                                                                                   =========   ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

         Current portion of lease obligations ..................................   $     46    $     78
         Accounts payable ......................................................      2,784       2,203
         Accrued liabilities ...................................................      2,624       3,778
         Deferred revenue ......................................................      3,259       4,754
         Other accounts payable ................................................      1,289       1,766
         Short-term loans ......................................................      4,442        --
                                                                                   ---------   ----------
              Total current liabilities ........................................     14,444      12,579
                                                                                   ---------   ----------

Noncurrent liabilities

         Long-term portion of lease obligations ................................        121          59
                                                                                   ---------   ----------
              Total noncurrent liabilities .....................................        121          59
                                                                                   ---------   ----------
              Total liabilities ................................................     14,565      12,638
                                                                                   ---------   ----------

Shareholders' equity
           Preference Shares L1.00 par value:
              2,000,000 shares authorized, none issued and outstanding .........       --          --
           Ordinary Shares, 15p par value:
              30,000,000 shares authorized, 10,347,376 issued and outstanding at
              December 31, 1999 (1998: 10,194,930) .............................      2,481       2,445
Additional paid-in capital .....................................................     29,009      28,881
Retained deficit ...............................................................    (26,695)    (16,837)
Accumulated other comprehensive loss ...........................................     (1,092)       (579)
                                                                                   ---------   ----------
              Total shareholders' equity .......................................      3,703      13,910
                                                                                   ---------   ----------
              Total liabilities and shareholders' equity .......................   $ 18,268    $ 26,548
                                                                                   =========   ==========

         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                      YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------------
                                                                                1999            1998            1997
                                                                        ------------    ------------    ------------
Revenues:
            License ..................................................  $     10,433    $     16,173    $     14,985
            Services and other .......................................        13,682          13,359          12,186
                                                                        ------------    ------------    ------------
                   Total revenues ....................................        24,115          29,532          27,171
                                                                        ------------    ------------    ------------

Cost of revenues:
            License ..................................................         1,971           1,809           1,179
            Services and other .......................................         7,716           8,400           6,800
                                                                        ------------    ------------    ------------
                  Total cost of revenues .............................         9,687          10,209           7,979
                                                                        ------------    ------------    ------------
Gross profit .........................................................        14,428          19,323          19,192
                                                                        ------------    ------------    ------------

Operating expenses:
            Sales and marketing ......................................        12,812          19,720          14,308
            Research and development .................................         5,197           6,831           4,698
            General and administrative ...............................         3,335           4,367           6,279
            Purchased research & development .........................          --             1,037            --
            Restructuring costs ......................................         1,876           2,869            --
            Goodwill amortization ....................................         1,105             596             372
                                                                        ------------    ------------    ------------
                  Total operating expenses ...........................        24,325          35,420          25,657
                                                                        ------------    ------------    ------------

Loss from operations .................................................        (9,897)        (16,097)         (6,465)
Other income .........................................................            39             681           1,235
                                                                        ------------    ------------    ------------
Loss before income taxes .............................................        (9,858)        (15,416)         (5,230)
Credit/(provision) for income taxes ..................................          --              (185)          1,247
                                                                        ------------    ------------    ------------
Net loss .............................................................  $     (9,858)   $    (15,601)   $     (3,983)
                                                                        ============    ============    ============


Net loss per share - Basic and diluted ...............................  $     (0.096)   $      (1.57)   $      (0.44)
                                                                        ------------    ------------    ------------


Shares used to compute net loss per share -
                    Basic and diluted ................................    10,222,115       9,950,201       9,154,673

                                                                        ============    ============    ============

         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)



                                              SHARE CAPITAL
                                            ORDINARY SHARES OF            ADDITIONAL                      CUMULATIVE      TOTAL
                                                15P EACH                    PAID-IN      RETAINED        TRANSLATION   SHAREHOLDERS
                                           SHARES           AMOUNT        CAPITAL (i)   EARNINGS (i)      ADJUSTMENT       EQUITY
                                          -------           ------        -----------   ------------     -----------   -------------
Balance at January 1, 1997 ..........     8,999,167          2,152         27,182         2,747            (77)              32,004

   Exchange translation adjustments..                                                                     (534)                (534)
   Net loss .........................                                                    (3,983)                             (3,983)
                                                                                                                       ------------
   Comprehensive loss ...............                                                                                        (4,517)
                                                                                                                       ------------
    Issuance of shares pursuant to
        exercise of options:
        Employees ...................       610,584            148            224                                               372
                                         ----------    ----------     ------------  ------------   ------------        ------------
Balance at December 31, 1997 ........     9,609,751          2,300         27,406        (1,236)          (611)              27,859

   Exchange translation adjustments .                                                                       32                   32
   Net loss .........................                                                   (15,601)                            (15,601)
                                                                                                                       ------------
   Comprehensive loss ...............                                                                                       (15,569)
                                                                                                                       ------------
    Issuance of shares pursuant to
        exercise of options:
        Employees ...................       418,512            120            500                                               620
   Issuance of shares pursuant to
        Acquisition .................       166,667             25            975                                             1,000
                                         ----------    ----------     ------------  ------------   ------------        ------------
Balance at December 31, 1998 ........    10,194,930    $     2,445    $    28,881   $   (16,837)   $      (579)         $    13,910

   Exchange translation adjustments .                                                                     (513)                (513)
   Net loss .........................                                                    (9,858)                             (9,858)
                                                                                                                       ------------
   Comprehensive loss ...............                                                                                       (10,371)
                                                                                                                       ------------
    Issuance of shares pursuant to
        exercise of options:
        Employees ...................       152,446             36            128                                               164
                                         ----------    ----------     ------------  ------------   ------------        ------------
Balance at December 31, 1999 ........    10,347,376    $     2,481    $    29,009   $   (26,695)   $    (1,092)         $     3,703
                                         ==========    ===========    ============  ============   ============        ============


         (i) The amount of shareholders' equity available for distribution to shareholders is the amount of profits determined under U.K. GAAP as distributable in the statutory accounts of the parent company. At December 31, 1999 such distributable profits amounted to $ nil (1998: nil) due to the large retained loss from prior years.

         The accompanying notes are an integral part of these statements

                               GENTIA SOFTWARE PLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                   1999        1998         1997
                                                                  ------      ------       ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .....................................................   $ (9,858)   $(15,601)   $ (3,983)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
      Depreciation and amortization ..........................        882         991         836
      Goodwill and other intangibles .........................      1,105       1,329         372
      In-process research and development ....................       --         1,037        --
      Loss on disposal of assets .............................          3        --          --
      Loss on disposal of subsidiary .........................          2        --          --
      Changes in operating assets and liabilities:
          Accounts receivable ................................      3,032      (4,789)        854
          Allowance for bad and doubtful debts ...............       (344)      1,982       1,341
          Prepaid expenses, recoverable taxes and other assets        988         346      (1,100)
          Accounts payable ...................................        597         460          95
          Accrued payroll and related expenses and other
                    accrued liabilities ......................     (1,497)      3,340      (2,159)
          Deferred revenues ..................................     (1,214)      1,124         661
                                                                 --------    --------    --------
Net cash used in operating activities ........................     (6,304)     (9,781)     (3,083)

Cash flows from investing activities
          Proceeds from disposal of property and assets ......         87         118          70
          Purchases of property and equipment ................       (390)     (1,248)     (1,070)
          Proceeds on sale of subsidiary .....................         59        --          --
          Costs of acquisitions ..............................       --        (4,827)       (586)
                                                                 --------    --------    --------
          Net cash used in investing activities ..............       (244)     (5,957)     (1,586)

Cash flows from financing activities
         Net movement on capital lease obligations ...........        122         (77)       (205)
         Short-term loan acquired ............................      4,442        --          --
         Net proceeds from issuance of shares ................        164         620         372
                                                                 --------    --------    --------
         Net cash provided by financing activities ...........      4,728         543         167

Effect of exchange rate changes on cash ......................       (526)        177        (394)
                                                                 --------    --------    --------

Net decrease in cash .........................................     (2,346)    (15,018)     (4,896)
Cash at beginning of year ....................................      5,314      20,332      25,228
                                                                 --------    --------    --------

Cash at end of year ..........................................   $  2,968    $  5,314    $ 20,332
                                                                 ========    ========    ========

Supplemental disclosure of cash flow information
     Interest received, net ..................................   $    (62)   $   (693)   $ (1,262)
     Taxes paid ..............................................   $   --      $      9    $    477

Non-cash investing and financing activities
     Acquisition of property and equipment through
       Capital leases ........................................   $    200    $     76    $     26
     Shares issued for acquisition ...........................   $   --      $  1,000    $   --

         The accompanying notes are an integral part of these statement

                               GENTIA SOFTWARE PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1.       THE COMPANY

         (A)      BUSINESS OF THE COMPANY

                  The Company, prior to July 1, 1997 registered as Planning Sciences International plc, develops, markets and supports Internet enabled, business analysis software, designed to implement "enterprise performance management" and "customer relationship analytics," for large companies. Its principal applications are marketed under the Renaissance Balanced Scorecard, ProfitImpact and ThinkCRA names. The Company's revenues are derived from license fees for these business applications as well as software support and maintenance, training and consulting revenues from implementation. Renaissance Balanced Scorecard ("Balanced Scorecard"), powered by Gentia, was developed jointly with Renaissance Solutions inc, ("Renaissance") under the terms of an agreement signed on December 19, 1997. ProfitImpact was developed jointly with Arthur Andersen, under the terms of an agreement signed on April 7, 1999. Kwiz Solutions Ltd, a wholly owned subsidiary of Gentia, develops ThinkCRA. Information on the Company's operations by geographic area is included in Note 13.

                  Substantially all of the Company's revenues have been derived from the enterprise performance management software (Balanced Scorecard and ProfitImpact). Customer relationship analytics software is expected to provide revenue during 2000. As a result, the Company's future operating results are dependant upon continued market acceptance of Balanced Scorecard and Activity Based Cost Management as well as acceptance of Customer Relationship Analytics. A decline in demand for, or market acceptance of, Balanced Scorecard, Activity Based Management or Customer Relationship Management, would have a material adverse effect on the Company's business, operating results and financial condition.

2.       BASIS OF FINANCIAL STATEMENTS

         (A)      PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries in the United States, the United Kingdom, Asia, Australia, Belgium, France, Germany, Guernsey, Hong Kong, the Netherlands, New Zealand and South Africa. During the year ended December 31, 1999 the Australian and South African subsidiaries were sold and have therefore only been consolidated up to the date of sale which was August 31 and June 23, respectively. All material inter-company balances and transactions have been eliminated on consolidation.

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

         (C)      COMPANIES ACT 1985

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                  These financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act. Statutory accounts for the years ended December 31, 1998 and 1997 have been prepared and the auditors have given unqualified audit reports thereon. Statutory Accounts for December 31, 1999 have not yet been prepared. Such accounts have been, and for the year ended December 31, 1999, will be, delivered to the Registrar of Companies for England and Wales.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3.       SIGNIFICANT ACCOUNTING POLICIES

         (A)      REVENUE RECOGNITION

                  License revenues are recognized upon shipment of the product providing that there is evidence of a contract, the fee is fixed or determinable, no significant vendor obligations remain and collection of the resulting receivable is probable.

                  Services and other revenues comprise revenues for support and maintenance services for ongoing support and product updates, training and consulting. Support and maintenance revenues are deferred and recognized over the term of the contract, which is typically twelve months. Revenues from training and consultancy are recognized when the services are performed.

         (B)      TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN ENTITIES

                  The US dollar is the functional currency of the company as it is the currency of the principle economic environment in which the company conducts its operations.

                  Transactions in foreign currencies are translated into U.S. dollars at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of operations.

                  The financial statements of the subsidiaries have been translated into US dollars in accordance with FASB Statement No. 52.

                  Results of operations of subsidiaries which have their local currencies as their functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities are translated using current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account which forms part of comprehensive income, a component of shareholders' equity.

                  The Company cannot pay dividends at present as it has no distributable profit; however, were it to pay dividends in the future, they would be declared in sterling out of profits available for that purpose as determined under U.K. GAAP and in accordance with the Companies Act.

                  Due to the number of currencies involved, the constantly changing exposures, and the potential volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. To date, the Company has not undertaken any significant hedging transactions to cover its currency translation exposure.

         (C)      INCOME TAXES

                  In accordance with FASB Statement No. 109, income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         (D)      EARNINGS PER SHARE

                  Earnings per share is presented in accordance with FASB Statement No. 128. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share reflects the per share effect of dilutive stock options and other dilutive common stock equivalents. At the current time, there is no dilutive effect due to losses made during the years presented.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         (E)      PROPERTY AND EQUIPMENT

                  Property and equipment, including leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial purposes and by accelerated methods for income taxes purposes. Estimated useful lives for financial reporting purposes are as follows:

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

         (G)      SOFTWARE DEVELOPMENT COSTS

                  Software development costs are included in research and development and are expensed as incurred. FASB No. 86 requires the capitalization of certain software development costs once technological feasibility is established. With respect to Gentia, technological feasibility was achieved when all planning, designing, coding and testing activities were complete. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs apart from purchased existing technology.

         (H)      PENSION COSTS

                  The Company sponsors and contributes to a number of defined contribution plans. Contributions are charged in the statement of operations as they become payable in accordance with the rules of the plans.

         (I)      STOCK-BASED COMPENSATION

                  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. The Company uses the intrinsic value method set out in APB Opinion No. 25 "Accounting for Stock Issued to Employees" to account for options granted. This method is used as an alternative to that under FASB Statement No 123 because FASB 123 requires the use of option valuation models that are not developed for use in valuing employee stock options. The pro forma effect of using the fair value method for such options of FASB No. 123 is shown in Note 8.

                  Under APB 25, because the exercise price of the Company's employee stock options is equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

         (K)      CASH AND CASH EQUIVALENTS

                  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         (L)      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The financial instruments of the Company consists mainly of cash and cash equivalents, accounts receivable, accounts payable and short term loans. In view of their nature, the fair values of these financial instruments do not significantly vary from their carrying amount.

         (M)      GOODWILL ARISING ON BUSINESS COMBINATIONS

                  The excess of the purchase prices paid over the net assets of the businesses acquired is being amortized over the estimated useful life of ten years on the straight line method. The Company reviews the recoverability of goodwill when there is a change in circumstances indicating that the carrying value may not be recoverable from the anticipated future cash flows of the related businesses. A loss is recognized for the difference between the carrying value and the estimated fair value of the asset.

         (N)      IDENTIFIABLE INTANGIBLE ASSET

                  The intangible asset arose on the acquisition of K.Wiz Solutions Ltd, formerly Compression Sciences Ltd, during November 1998. It is stated at cost and consists of purchased software. The identifiable intangible asset is amortized using the straight line method over the estimated useful life of five years.

         (O)      IMPAIRMENT OF LONG LIVED ASSETS

                  In accordance with SFAS No. 121, the Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The review consists of a comparison of the carrying value of the assets with the expected future undiscounted cash flows of the assets. The expected future cash flows are estimated by management based on reasonable and supported projections. If the expected future cash flows exceed the carrying value then no impairment is recognized, however if the carrying value exceeds the expected future cash flows an impairment exists measured by the excess of the carying value over the expected cash flows. Any impairment provisions recognized are permanent and may not be restored in future years.No impairment expense was recognized during 1999 and 1997, however $733 was expensed in 1998.

         (P)      SEGMENTAL REPORTING

                  During the periods ended December 31, 1999 and 1998, the Company operated as two operating segments, namely Enterprise Performace Management (EPM) and Customer Relationship Analytics (CRA). Both of the operating segments incorporate the building, deployment and management of enterprise analytical applications, while EPM focuses on monitoring and understanding the business's performance, CRA focuses on understanding businesses customers and potential customers. During the period ended December 31, 1997 the Company operated as a single segment.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

4.       PROPERTY AND EQUIPMENT

         Property and equipment comprises:

                                                                                              DECEMBER 31,
                                                                                       ---------------------------
                                                                                          1999            1998
                                                                                       -----------     -----------
         Computer equipment.....................................................           3,641           4,265
         Furniture, fixtures and office equipment ..............................
         Leasehold improvements.................................................             906             955
         Motor vehicles.........................................................             449             560
                                                                                             265             212
                                                                                       -----------     -----------
                                                                                           5,261           5,992
         Less: Accumulated depreciation.........................................          (4,108)         (3,800)
                                                                                       -----------     -----------
                                                                                         $ 1,153         $ 2,192
                                                                                       ===========     ===========

         Included in the figures for the year ended December 31, 1999 is the write off of certain computer equipment identified as being obsolete or no longer in use as a result of the restructuring of the Company. The write off amounted to $158 all of which related to computer equipment in the Enterprise Performance Management (EPM) division of the Company.

5.       INTANGIBLE ASSETS

         Intangible assets consists of Purchased software and Goodwill. Purchased software arose on the acquisition of Compression Sciences Ltd, now K.wiz Solutions Ltd, during 1998. Purchased software is being amortized on the straight line method over a five-year period. Goodwill arose on the acquisition of the other subsidiaries and is being amortized over a ten-year period. The recoverability and impairment of the intangibles is assessed by considering the expected future revenue from the subsidiaries to which the goodwill relates.

         Intangible assets comprise:

                                                                                              DECEMBER 31,
                                                                                       ---------------------------
                                                                                          1999            1998
                                                                                       -----------     -----------
         Purchased software
                   Original cost ...............................................          $ 2,576         $ 2,576
                   Purchased ...................................................               34               -
                                                                                       -----------     -----------
                   Total cost ..................................................            2,610           2,576
                   Less: Total amortized .......................................             (610)            (25)
                                                                                       -----------     -----------
                                                                                          $ 2,000         $ 2,551
                                                                                       ===========     ===========

         Goodwill
                   Cost at beginning of the year................................          $ 6,115          $4,096
                   Purchased....................................................                -           2,019
                                                                                       -----------     -----------
                   Total cost...................................................            6,115           6,115
                   Less: Total amortized........................................           (2,284)         (1,764)
                                                                                       -----------     -----------
                                                                                            3,831           4,351
                                                                                       ===========     ===========

                                      F-10

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



6.       ACCRUED LIABILITIES

                                                                                              DECEMBER 31,
                                                                                       ---------------------------
                                                                                          1999            1998
                                                                                       -----------     -----------

         Accrued expenses and other current liabilities:
              Restructure provision.............................................             414          1,833
              Vacation accrual..................................................             147              -
              Audit and legal fee accruals......................................             260            136
              Accrued commissions...............................................             295            449
              Other.............................................................           1,508          1,360
                                                                                       -----------     ----------
                                                                                        $  2,624        $ 3,778
                                                                                       ===========     ==========


7.       SHORT TERM LOANS

         During 1999, the Company obtained loans from a number of institutions. At December 31, 1999, the total amount of these loans was $4,442. The terms of the loans were such that they could be converted into Ordinary Shares and Warrants at the request of the lender.

         The loans were converted into Ordinary shares and Warrants on March 24, 2000. The number of warrants issued to the lenders and the exercise dates are detailed below.

         The interest rates on the loans were set at 2% above the UK Libor rate. Interest accrued daily and was payable quarterly.

         The short-term loan was repaid during February 2000 with interest at 3% above the UK Libor rate.

                                                                            NUMBER OF
                                                                            ORDINARY       NUMBER OF     DATE WARRANTS
                                                           AMOUNT OF         SHARES         WARRANTS      CONVERTIBLE
                             LOAN                            LOAN        CONVERTIBLE TO      ISSUED          UNTIL
                                                        --------------- ---------------- ------------- ----------------
         Loan with warrants exercisable at $2.25              $  2,035          888,888     1,111,112        (i)
         Loan with warrants exercizable at $4.625                2,035          432,432       216,217       (ii)
         Short-term loan                                           372                -             -
                                                        --------------- ---------------- -------------
         Total                                                $  4,442        1,321,320     1,327,329
                                                        --------------- ---------------- -------------

(i) 416,667 warrants issued on conversion of a loan of $750, which was received from a related party, may be exercised at US$2.25 between March 24, 2000 and November 22, 2006, and the remaining 694,445 warrants may be exercised between March 24, 2000 and August 26, 2006.
(ii) All 216,217 warrants issued at an exercise price of US$4.625 may be exercised between March 24, 2000 and December 9, 2006.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


8.       SHARE OPTION PLANS

         a) The Company has a share option plan which was adopted in February 1994 (THE "1994 PLAN") and which succeeded a prior plan. Outstanding options under the prior plan were exchanged for the equivalent number of options under the new Plan. Options granted under the Plan are for periods not to exceed seven years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant as determined by the Board of Directors in accordance with the Taxation of Chargeable Gains Act 1992.

         Details of options under the 1994 PLAN are as follows:

                                NUMBER OF      WEIGHTED AVERAGE
                                 SHARES         EXERCISE PRICE
                              -----------      -------------------

Balance at January 1, 1997      2,007,000       0.24    0.41
    Exercised in year ......     (596,334)      0.21    0.35
    Lapsed in year .........     (117,333)      0.36    0.60
                              -----------
Balance at December 31, 1997    1,293,333       0.24    0.40
    Exercised in year ......     (239,667)      0.21    0.35
    Lapsed in year .........      (18,334)      0.60    1.00
                              -----------
Balance at December 31, 1998    1,035,332       0.24    0.40
    Exercised in year ......     (113,333)      0.26    0.41
    Lapsed in year .........     (253,336)      0.21    0.33
                              -------------------------------------
Balance at December 31, 1999      668,663    L  0.25  $ 0.39
                              =====================================


         The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1999 under the 1994 PLAN:

                                              OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                                              -------------------                                -------------------
                                NUMBER                                                   NUMBER
                              OUTSTANDING     WEIGHTED AVERAGE                        OUTSTANDING
                            AT DECEMBER 31,       REMAINING      WEIGHTED AVERAGE   AT DECEMBER 31,   WEIGHTED AVERAGE
          EXERCISE PRICE         1999         CONTRACTUAL LIFE    EXERCISE PRICE          1999         EXERCISE PRICE
         ---------------- ------------------ ------------------ ------------------ ----------------- ------------------
                21p                604,997        20 months             21p                604,997          21p

                60p                 63,666        31 months             60p                 63,666          60p
         ---------------- ------------------ ------------------ ------------------ ----------------- ------------------

             21p - 60p             668,663        21 months             23p                668,663          23p
         ================ ================== ================== ================== ================= ==================


         b) The 1996 Equity Incentive Plan (THE "1996 PLAN") was adopted by the Board of Directors on March 7, 1996, and is intended to serve as the successor equity incentive program to the Company's 1994 Plan under which no further share options have been or will be granted. Under the 1996 Plan, the Compensation Committee may grant stock options and restricted stock grants to directors, employees and other persons providing services to the Company for up to an aggregate of 10,000,000 Ordinary Shares. The option or restricted stock prices may be greater than, less than, or equal to the fair market value of the underlying shares on the date of the grant. As of December 31, 1999, options under the 1996 Plan for the purchase of 4,566,956 Ordinary Shares by directors, employees and persons providing services to the Company had been granted and were outstanding at an exercise price from $2.25 to $5.25 per Ordinary Share.

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

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         Details of options under the 1996 PLAN are as follows:


                                     NUMBER OF      WEIGHTED AVERAGE
                                      SHARES         EXERCISE PRICE
                                    ------------   ------------------

Balance at January 1, 1997 ......      833,350        3.00
   Granted in 1997 ..............    1,619,250        3.00
   Exercised in year ............      (14,250)       3.00
   Lapsed in year ...............     (843,750)       3.00
                                    ------------
Balance at December 31, 1997 ....    1,594,600        3.00
   Granted in 1998 ..............    2,392,200        3.46
   Exercised in year ............     (178,845)       3.15
   Lapsed in year ...............     (592,781)       3.61
                                    ------------
Balance at December 31, 1998 ....    3,215,174        3.23
   Granted in 1999 ..............    2,898,382        2.34
   Exercised in year ............      (39,113)       3.00
   Lapsed in year ...............   (1,507,487)       3.22
                                    ------------
Balance at December 31, 1999 ....    4,566,956    $   2.68
                                    ------------     ------------

Exercisable at December 31, 1999       947,899    $   3.22
                                    ============     ============




         The following table summarizes information about the Company's share options outstanding and exercisable at December 31, 1999 under the 1996 PLAN:


                                            OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                            -------------------                          -------------------
                                NUMBER                                                   NUMBER
                             OUTSTANDING      WEIGHTED AVERAGE                        OUTSTANDING         WEIGHTED
             RANGE OF      AT DECEMBER 31,       REMAINING       WEIGHTED AVERAGE   AT DECEMBER 31,        AVERAGE
          EXERCISE PRICE         1999         CONTRACTUAL LIFE    EXERCISE PRICE          1999         EXERCISE PRICE
         ---------------- ----------------- ------------------- ------------------ ----------------- ------------------

              $ 3.00              71,100           38 months           $3.00               71,100           $3.00

          $ 3.00 - $3.75         448,499           58 months           $3.08              339,374           $3.08

          $ 2.88 - $5.25       1,148,975           70 months           $3.36              510,425           $3.37

          $ 2.25 - $ 3.63      2,898,382           85 months           $2.34               27,000           $2.79

         ---------------- ----------------- ------------------- ------------------ ----------------- ------------------

          $ 2.25 - $5.25       4,566,956           76 months           $2.68              947,899           $3.22
         ================ ================= =================== ================== ================= ==================


         c) As permitted under FAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards. Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its employee share options under the fair value method consistent with the method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions

             -    risk-free interest rate used for 1999 equals the 5 year market
                  T-bill rate at the date of the grant (1998: 5%, 1997: 5%)
             -    dividend yield rate used for the year ended 1999 is 0% (1998 :
                  0%, 1997: 0%),
             - volatility factor of 1.026 has been used for 1999 (1998 : 1.0, 1997 : 0.3), and
             - an expected life of the option of seven years for 1994 option plan and five years for the 1996 option plan.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 1999 at an exercise price equal to the stock price on the date of issue was $1.79. The fair value of those options issued at an exercise price greater than the stock price on the date of issue was $1.63. The fair value during the year ended December 31, 1998 was $1.88 and during the year ended December 31, 1997 was $0.65. The pro forma information is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------
                                                                         1999             1998             1997
                                                                    ---------------  ---------------  ---------------
         Pro forma net loss .....................................        $(10,370)        $(16,401)        $ (4,933)

                                                                    ===============  ===============  ===============

         Pro forma net loss per share - basic and diluted .......        $  (1.01)        $  (1.65)        $  (0.54)

                                                                    ===============  ===============  ===============


9.       EMPLOYEE PENSION PLANS

         The Company sponsors and contributes to a number of defined contribution pension plans. The assets of these plans are held separately from those of the Company in independently administered funds. Contributions are calculated as a percentage of the employees salary (percentages vary from country to country) and are expensed as they become payable. The amount of contributions expensed was $358 for the year ended December 31, 1999, $283 for the year ended December 31, 1998 and $275 for the year ended December 31, 1997.

10.      INCOME TAXES

         Loss before income taxes is analyzed as follows:


                                                                           YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------
                                                                1999                 1998                1997
                                                          ------------------  -------------------  ------------------

          United Kingdom .............................         $   (5,863)         $    (4,849)        $    (2,349)
          Overseas ...................................             (3,995)             (10,567)             (2,881)
                                                          ------------------  -------------------  ------------------
                                                               $   (9,858)         $   (15,416)        $    (5,230)
                                                          ==================  ===================  ==================


         Significant components of the (credit) provision for income taxes are as follows:





                                                          YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                       1999      1998       1997
                                                       -------  ---------  -----------
Current:
   United Kingdom ..................................   $  --     $  --      $  (715)
   United States ...................................      --        (154)      (181)
   Other ...........................................      --          81       --
                                                       -------  ---------  -----------
   Total current ...................................   $  --     $   (73)   $  (896)

Deferred:
   United Kingdom ..................................      --        --           (4)
   United States ...................................      --         494       (229)
   Other ...........................................      --        (236)      (118)
                                                       -------  ---------  -----------
   Total provision (credit) for income taxes .......   $  --     $   185    $(1,247)
                                                       =======  =========  ===========

                                      F-14

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


The following table analyzes the difference between the U.K. tax rate and the effective tax rate:

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                   1999     1998    1997
                                                   -----   -------  ------

U.K. Statutory rate ..........................     30.3%    31.0%    31.5%
Permanent disallowables for U.K. tax..........     (1.8)    (3.9)     0.3
Utilization of net operating losses..........       --       --       2.8
Deferred tax valuation adjustments ...........    (26.5)   (28.9)   (14.4)
Other -- net .................................     (2.0)     0.6      3.6
                                                  ------   -------  ------
Effective tax rate ...........................      0.0%    (1.2)%   23.8%
                                                  ======   =======  ======


Significant components of the deferred tax liabilities and assets are as follows:

                                                           DECEMBER 31,
                                                      --------------------
                                                         1999       1998
                                                      --------   ---------
Liabilities:
   Fixed asset temporary differences .........        $    59    $    49
   Other .....................................            145        145
                                                      --------   ---------
                                                          204        194

Assets:
   Fixed asset temporary differences .........             --         45
   Net operating loss carry forwards .........          6,582      4,328
   Deferred revenue ..........................            293        293
   Accrued expenses ..........................             37         37
   Accounts receivable .......................          1,041      1,041
                                                      --------   ---------
                                                        7,953      5,744

Less: valuation allowance ....................         (7,749)    (5,550)
                                                      --------   ---------
 Deferred tax assets after valuation allowance            204        194

                                                      --------   ---------
      Total net deferred tax asset ...........        $  --      $  --
                                                      ========   =========

At December 31, 1999, the Company's estimated net operating loss carry forwards in the United States were $7,475 (December 31, 1998 estimate: $5,637) which may be carried forward up to 15 years. Net operating loss carry forwards in other group companies which may be carried forward indefinitely were $14,464 (December 31, 1998: $8,324).

The company has taken a valuation allowance against the deferred tax asset as it is considered more likely than not that this asset will not be realized in the future.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

11.      COMMITMENTS

         The Company leases its facilities under non-cancelable operating lease agreements which expire at various dates through 2008. In addition, the Company leases certain equipment under long-term lease agreements that are classified as capital leases. These capital leases terminate at various dates through 2003. Total property and equipment acquired under these capitalized leases, which collateralize such borrowings, are as follows:

                                                                                      DECEMBER 31,
                                                                                   -------------------
                                                                                     1999       1998
                                                                                   ---------  --------

         Computer equipment ....................................................   $  --      $   272
         Furniture, fixtures and office equipment ..............................      --           56
         Motor vehicles ........................................................       245        191
                                                                                   -------    -------
                                                                                       245        519
         Less:  accumulated depreciation .......................................       (53)      (374)
                                                                                   -------    -------
                                                                                   $   192    $   145
                                                                                   =======    =======

         Future minimum annual lease payments under all non-cancelable operating and capital leases at December 31, 1999 are as follows:

                                                                                OPERATING
         YEAR ENDING DECEMBER 31,                                                 LEASES    CAPITAL LEASES
                                                                                ----------  --------------

         2000 ..................................................................   $  977       $  46
         2001 ..................................................................      496          58
         2002 ..................................................................      218          36
         2003 ..................................................................       59         104
         2004-2008 .............................................................      301         --
                                                                                  ---------    -------
         Total minimum payments ................................................   $2,051         244
                                                                                  =========
         Less: amounts representing interest ...................................                   77
                                                                                               -------

         Present value of capital lease obligation..............................                  167

         Less: current portion .................................................                   46
                                                                                               ------

         Lease obligations, long term ..........................................                $ 121
                                                                                               ======

         Rental expenses under operating leases totaled $1,097 for the year ended December 31, 1999, $1,473 for the year ended December 31, 1998 and $1,135 for the year ended December 31, 1997.

         Not all the leases have specific renewal terms.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


12.      FINANCIAL INSTRUMENTS

         (A)      CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

                  Potential concentrations of credit risk to the Company consist principally of cash, cash equivalents and trade receivables. The Company only deposits short-term cash surpluses with high credit quality banks and does not limit exposure to any one institution.

                  The Company provides credit in the normal course of business and accordingly performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company believes the risks associated with these transactions are somewhat mitigated by their geographic dispersion and the overall credit quality of blue chip companies with which it transacts the majority of its business.

                  During the three years in the period ended December 31, 1999 no customer accounted for more than 10% of the Company's sales.

         (B)      CASH AND CASH EQUIVALENTS

                  The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

         (C)      ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

                  The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value. Accounts receivable and payable are not subject to interest rate risk as they are interest free.

         (D)      SHORT-TERM DEBT

                  The carrying amount of the Company's short-term debt reported in the balance sheet approximates its fair value.

         Financial instrument carrying values are as follows:


                                                       DECEMBER 31,
                                                 1999                  1998
                                                 ------                ----
           Accounts receivable                   $7,757              $10,565
           Accounts payable                       2,784                2,203
           Cash and cash equivalents              2,968                5,314
           Short-term loans                       4,442                    -

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


13.      INDUSTRY AND GEOGRAPHIC SEGMENTAL INFORMATION

         The Company and its subsidiaries have two operating segments, namely Enterprise Performace Management (EPM) and Customer Relationship Analytics (CRA). Both of the operating segments incorporate the building, deployment and management of enterprise analytical applications, while EPM focusses on monitoring and understanding the business's performance, CRA focusses on understanding business's customers and potential customers. One of the Company's subsidiaries, K.wiz Solutions Ltd, formerly Compression Sciences Ltd which was acquired during November 1998, forms the basis of the Company's CRA division, and therefore there was only one operating segment in 1997.

         EPM derives its revenue from the sale of Gentia, Balance Scorecard and the related packages while CRA generates its revenue from the sale of K.wiz and in the future from ThinkCRA. There is no intersegment revenue between the EPM and CRA operations and expenses are split between the two operating segments on an actual basis.

         Information about the Company's operations by operating segment is as follows:


                                                             EPM         CRA       TOTAL
                                                           --------    --------    --------
         YEAR ENDED AND AT DECEMBER 31, 1999
         Revenue from external customers ...............   $ 23,496    $    619    $ 24,115
         Restructuring costs ...........................      1,890         (14)      1,876
         Depreciation charge ...........................        842          40         882
         Amortization of purchased goodwill and software      1,105        --         1,105
         Loss from operations ..........................     (7,234)     (2,663)     (9,897)
         Long Lived assets:
                Property, plant and equipment ..........      1,144           9       1,153
                Intangible assets ......................      5,831        --         5,831
         Total Assets ..................................     23,493      (5,225)     18,268
                                                           ========    ========    ========
         YEAR ENDED AND AT DECEMBER 31, 1998

         Revenue from external customers ...............   $ 29,507    $     25    $ 29,532
         Depreciation charge ...........................        991        --           991
         Amortization of purchased goodwill and software      1,295        --         1,295
         Loss from operations ..........................    (16,005)        (92)    (16,097)
         Long Lived assets:
                Property, plant and equipment : ........      2,192        --         2,192
                Intangible assets ......................      6,902        --         6,902
         Total Assets ..................................     26,542           6      26,548
                                                           ========    ========    ========

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         The Company operates in numerous geographical segments determined according to the country in which the office making the sale or incurring the costs is situated. Information about the Company's operations by geographic area is as follows:


                                                                               REST OF                     REST OF
                                                                 UK            EUROPE          USA          WORLD         TOTAL
                                                           --------------- -------------- ------------- ------------- -------------

         YEAR ENDED DECEMBER 31, 1999

         Revenue from external customers                       $   8,235        $  8,866      $ 5,382       $ 1,632      $ 24,115
         Export sales to:
                Rest of Europe                                         -               -            -             -             -
                Rest of World                                        614               -            -             -           614
         Inter segment revenue (i)                                 3,491               -            -             -         3,491
         Restructure charges                                       1,966            (201)          32            79         1,876
         Depreciation charge                                         669              80           97            36           882
         Amortization of purchased goodwill and software           1,012              83            -            10         1,105
         Loss from operations                                     (6,325)         (2,525)      (1,024)          (23)       (9,897)
         Long Lived assets:
                Property, plant and equipment                        832             112          209             -         1,153
                Intangible assets                                  5,797              34            -             -         5,831
         Total Assets                                             27,803          (4,952)      (4,700)          117        18,268
                                                           =============== =============== ============= ============= =============

         YEAR ENDED DECEMBER 31, 1998

         Revenue from external customers                         $ 8,088         $ 8,055     $ 10,337       $ 3,052      $ 29,532
         Export sales to:
                Rest of Europe                                         -               -            -             -             -
                Rest of World                                        525               -            -             -           525
         Inter segment revenue (i)                                 3,345               -            -             -         3,345
         Restructure charges                                       1,157             900          486           326         2,869
         Purchased research and development                        1,037               -            -             -         1,037
         Depreciation charge                                         614              70          218            89           991
         Amortization of purchased goodwill and software           1,199             130            -             -         1,329
         Loss from operations                                    (10,440)           (195)      (4,328)       (1,134)      (16,097)
         Long Lived assets:
                Property, plant and equipment                      1,412             151          427           202         2,192
                Intangible assets                                  6,087             735            -            80         6,902
         Total Assets                                             14,895           6,720        3,999           934        26,548
                                                           =============== =============== ============= ============= =============

         YEAR ENDED DECEMBER 31, 1997

         Revenue from external customers                         $ 8,313         $ 5,910      $ 9,833       $ 3,115      $ 27,171
         Export sales to:
                Rest of Europe                                       193               -            -             -           193
                Rest of World                                         52               -            -             -            52
         Inter segment revenue (i)                                 3,994               -            -             -         3,994
         Restructure charges                                           -               -            -             -             -
         Depreciation charge                                         446              40          246           104           836
         Amortization of purchased goodwill and software             148             223            -             1           372
         Loss from operations                                     (2,880)            491       (4,238)          162        (6,465)
         Long Lived assets:
                Property, plant and equipment                      1,259             114          415           249         2,037
                Intangible assets                                  2,659             764            -           179         3,602
         Total Assets                                              9,463           3,386        5,386        18,159        36,394
                                                           =============== =============== ============= ============= =============

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


         (i) Inter-segment eliminations consist of intra-group royalties payable by the Company's overseas subsidiaries to the United Kingdom operations in respect of license sales and support and maintenance revenues. Such royalties were based upon 25%-35% of the relevant customer sales for all reported periods.

14.      DISPOSAL OF SUBSIDIARIES

         The South African subsidiary was disposed of on June 23, 1999 for two thousand South African rand , being the equivalent of $0.32. A loss of $2 was calculated as follows:

         Investment in subsidiary                                                      $    (10)
         Retained loss in subsidiary                                                        902
         Intercompany loans                                                                (821)
         Cumulative translation adjustment                                                  (73)
                                                                                ------------------
                                                                                             (2)
         Proceeds on disposal of subsidiary                                                   -
                                                                                ------------------

         Loss on disposal of subsidiary                                                $     (2)
                                                                                ==================


         The Australian subsidiary was disposed of on August 31, 1999 for the net asset value of the company. The net asset value was calculated as total assets less total liabilities excluding the intercompany loan accounts and one half of the deferred revenue balance at August 31, 1999. The intercompany loans were forgiven and one half of the deferred revenue was transferred to the purchaser for no charge. The profit on disposal was calculated as follows:

         Fixed assets                                                                   $    133
         Current assets                                                                     (345)
         Current liabilites (including deferred revenue of US$288)                          (357)
         Long term liabilities                                                               (29)
                                                                                ------------------
                                                                                            (598)
         Add:  Intercompany loans                                                            656
               Half of the deferred revenue                                                  144
                                                                                ------------------
         Net assets as defined                                                               202
         Proceeds on disposal of subsidiary                                                  202
                                                                                ------------------

         Profit on disposal of subsidiary                                                $     -
                                                                                ==================

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


15.      EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:


                                                                   YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                            1999             1998             1997
                                                      --------------- ------------------ ----------------
         Numerator:
                Net loss............................   $    (9,858)       $ (15,601)        $ (3,983)
                                                      =============== ================== ================
         Denominator:
         Denominator for basic earnings per share -
                Weighted average shares ............    10,222,115        9,950,201        9,154,673

         Effect of dilutive securities:
                Share options.......................            -                -                -
                                                      ---------------- ----------------- ----------------
         Denominator for diluted earnings per share -
                Adjusted weighted average shares ....   10,222,115        9,950,201        9,154,673
                                                      ================ ================== ================

         Net loss per share - Basic and diluted           $  (0.96)        $  (1.57)       $   (0.44)
                                                      ---------------- ----------------- ----------------


16.      RECENT PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (1) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (2) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. SFAS 133 is effective for accounting periods beginning after June 15, 2000. The impact of SFAS 133 on the Group's financial position and results has not been fully determined and is currently under review.

         During December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements. Implementation of guidance prescribed in the Bulletin and which all registrants are expected to apply, will not result in a change in the Company's revenue recognition policy.

17.      RESTRUCTURING CHARGES AND OTHER COSTS

         During 1999, the Company incurred costs of $1,876, $500 in the three months ended March 31, 1999 and $1,376 in the three months ended June 30, 1999 in order to complete the restructure plan started in the last quarter of 1998. The $1,876 consists of employee severance costs amounting to $1,600 and facility closure costs of $276. During 1998, the Company recorded charges of $6,620, which included restructuring costs of $2,869, provision for doubtful accounts of $2,714 and a write-off of in-process research and development of $1,037.

         In total, 71 employees were retrenched consisting of finance and marketing staff at each offices except the UK where the accounting function was to be operated from, a layer of senior management and the balance being sales staff. The total amount expensed in the income statement for employee severance amounted to $2,200. A provision of $414 for outstanding severance costs remained at December 31, 1999.

                               GENTIA SOFTWARE PLC

         (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


18.      RELATED PARTY TRANSACTIONS

         During the year the Company paid $26 (1998 - $42) to businesses owned or controlled by directors, for services rendered by these companies and costs related thereto.

19.      CONTINGENCIES

         On January 26, 2000, the Company announced with Hyperion Solutions Corporation that they had settled their patent lawsuit, which originated in April 1996. As a result of the settlement, the Company has agreed to remove from its software products the ability to select the number of dense dimensions that can be employed in its databases, and will instead provide a pre-set default value. The Company will supply software to its customers that will bring existing installed-base applications into compliance with the terms of this settlement. Other terms of the agreement are confidential.

         From the knowledge the Company has about how its current customer base uses the Company's products and services, the Company has concluded that the terms of the settlement should have little impact on the Company's future profits. Customers using the Company's software and services to implement business strategy, track operational performance or build custom applications should not be compromised. The settlement is not expected to affect the Company's financial results for the most recent quarter or the fiscal year.

         All legal costs associated with the litigation have been written off as incurred.

20.      SUBSEQUENT EVENTS

         SHORT-TERM LOANS

         On February 15, 2000 the short-term loan of $372, inclusive of interest amounting to $7 was repaid.

         CONVERSION OF LOANS TO EQUITY

         On March 24, 2000 short-term loans amounting to $4,070 were converted into shares. 1,321,320 shares with a par value of (pound)0.15 were issued increasing share capital by $312 and paid in capital by $3,688. 1,327,329 warrants were issued in connection with the conversion of loans to equity. Refer to note 7.

         ACQUISITION OF EBI SOLUTIONS

         On April 25, 2000 the Company purchased ebi Solutions entity for a consideration of $1.9 million plus $50 expenses which was met by issuing 400,000 shares in Gentia Software plc to the partners of the limited liability company. ebi Solutions LLC was a privately held provider of eBusiness applications and services. The integration of Gentia's new product suite, thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

         The acquisition of ebi Solutions was accounted for under the purchase method and the assets and liabilities were recorded at their provisional fair values on the date of acquisition. Results of operations of the acquired business are included from the date of acquisition. The intangible assets acquired in the transaction are being amortized on a straight-line basis over their useful life of five years.

         The purchase price allocation was as follows:


         Fixed assets                                                   $    197
         Bank and cash                                                         3
         Trade receivables                                                    78
         Other current assets                                                 54
         Trade accounts payable                                              (37)
         Other current liabilities                                          (131)
         Goodwill                                                          1,830
                                                                 ---------------

         Total purchase price                                          $   1,994
                                                                 ===============

         ebi Solutions LLC's results of operations have been included in the consolidated results of operations from the effective date of acquisition.

                                   SCHEDULE II

                               GENTIA SOFTWARE PLC

                        VALUATION AND QUALIFYING ACCOUNTS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                  ADDITIONS
                                                        ------------------------------
                                           BALANCE AT     CHARGED TO     CHARGED TO                     BALANCE AT
                                           BEGINNING      COSTS AND        OTHER                          END OF
                                           OF PERIOD       EXPENSE        ACCOUNTS       DEDUCTIONS       PERIOD
                                          ------------- ------------------------------ ------------------------------
DESCRIPTION

Allowance for doubtful debts

Year ended December 31, 1999:               $ 3,801         $ 1,580     $ (153)(a)       $ (1,771)       $  3,457

Year ended December 31, 1998:               $ 1,819         $ 2,586     $   (5)(a)       $   (599)       $  3,801

Year ended December 31, 1997:               $   478         $ 1,474     $  (27)(a)       $   (106)       $  1,819


         a)       Exchange adjustments